Form 10-K405, Exhibit 13
period 2000-12-31
HANCOCK JOHN FINANCIAL SERVICES INC
filed 2001-03-29
CIK 736260

Exhibit 13

PORTIONS OF 2000 ANNUAL REPORT TO SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS of FINANCIAL CONDITION and
RESULTS of OPERATIONS

      Management's discussion and analysis reviews our consolidated segment financial condition as of December 31, 2000 and 1999, the consolidated results of operations for the years ended December 31, 2000, 1999 and 1998 and, where appropriate, factors that may affect future financial performance. This discussion should be read in conjunction with the audited consolidated financial statements and related notes, included elsewhere in this Form 10-K.

Forward-Looking Information

      The statements, analyses, and other information contained herein relating to trends in the Company's operations and financial results, the markets for the Company's products, the future development of the Company's business, and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their effects on the Company and may not be those anticipated by management. John Hancock's actual results may differ materially from the results anticipated in these forward-looking statements.

      These forward-looking statements are subject to risks and uncertainties including, but not limited to, the risks that (1) a significant downgrade in our ratings for claims-paying ability and financial strength may lead to policy and contract withdrawals and materially harm our ability to market our products; (2) elimination of Federal tax benefits for our products and other changes in laws and regulations (including in particular the possible amendment or repeal of the Federal Estate Tax) which would Company expects would adversely affect sales of our insurance and investment advisory products; (3) as a holding company, we depend on dividends from our subsidiaries and the Massachusetts insurance law may restrict the ability of John Hancock Life Insurance Company to pay dividends to us; (4) we face increasing competition in our retail and institutional businesses from mutual fund companies, banks and investment management firms as well as from other insurance companies; (5) a decline or increased volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our variable life insurance, mutual fund, variable annuity and investment business; (6) our life insurance sales are highly dependent on a third party distribution relationship; (7) customers may not be responsive to new or existing products or distribution channels; (8) interest rate volatility may adversely affect our profitability; (9) our net income and revenues will suffer if customers surrender annuities and variable and universal life insurance policies or redeem shares of our open-end mutual funds; (10) the independent directors of our variable series trusts and of our mutual funds could reduce the compensation paid to us or could terminate our contracts to manage the funds; (11) under our Plan of Reorganization, we were required to establish the closed block, a special arrangement for the benefit of a group of our policyholders, and we may have to fund deficiencies in our closed block, and any over-funding of the closed block will benefit only the holders of policies included in the closed block, not our stockholders; (12) there are a number of provisions in our Plan of Reorganization, our Restated Certificate of Incorporation and by-laws, laws applicable to us, agreements that we have entered into with our senior management, and our stockholder rights plan, that will prevent or discourage takeovers and business combinations that our stockholders might otherwise consider to be in their best interests; (13) we will face losses if the claims on our insurance products, or reductions in rates of mortality on our annuity products, are greater than we projected; (14) we face risks relating to our investment portfolio; (15) the market price of our common stock may decline if persons who received common stock as compensation in the reorganization sell their stock in the public market; (16) we may experience volatility in net income due to changes in standards for accounting for derivatives and other changes; (17) our United States insurance companies are subject to risk-based capital requirements and possible guaranty fund assessments; (18) the National Association of Insurance Commissioners' codification of statutory accounting practices will adversely affect the statutory surplus of John Hancock Life Insurance Company; (19) we may be unable to retain personnel who are key to our business; (20) we face risks from assumed reinsurance business in respect of personal accident insurance and the occupational accident component of workers compensation insurance; (21) litigation and regulatory proceedings may result in financial losses, harm our reputation and divert management resources, and (22) we face unforeseen liabilities arising from our acquisitions and dispositions of businesses.

      Readers are also directed to other risks and uncertainties discussed, as well as to further discussion of the risks described above, in other documents filed by the Company with the United States Securities and Exchange Commission. The Company specifically disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future developments, or otherwise.

Overview

      John Hancock Financial Services (JHFS, or the Company) is a leading financial services company providing a broad range of products and services in two major businesses: (1) the retail business, which offers insurance protection and asset gathering products and services primarily to retail consumers; and (2) the institutional business, which offers guaranteed and structured financial products and investment management products and services primarily to institutional customers. In addition, we have a Corporate and Other Segment.

      Our revenues are derived principally from:

o premiums on individual life insurance, individual and group long-term care insurance, annuities with life contingencies, single premium annuity contracts and group life insurance;

o product charges from variable and universal life insurance products and annuities;

o asset management fees from mutual fund and institutional investment management products;

o sales charges and commissions derived from sales of investment and insurance products and distribution fees; and

o net investment income and realized investment gains on general account assets.

      Our expenses consist principally of insurance benefits provided to policyholders, interest credited on policyholders' general account balances, dividends to policyholders, other operating costs and expenses, which include commissions and general business expenses, net of expenses deferred, amortization of deferred policy acquisition costs, and premium and income taxes.

      Our profitability depends in large part upon: (1) the adequacy of our product pricing, which is primarily a function of competitive conditions, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions; (2) the amount of assets under management; and (3) the maintenance of our target spreads between the rate of earnings on our investments and credited rates on policyholders' general account balances.

      Our sales and financial results of our retail business over the last several years have been affected by general economic and industry trends. Variable products, including variable life insurance and variable annuities, have accounted for the majority of recent increases in total premiums and deposits for the insurance industry as a result of the strong equity market growth in recent years and the "baby boom" generation reaching its high-earnings years and seeking tax-advantaged investments to prepare for retirement. As sales of variable products have increased, sales of traditional life insurance products have experienced continued declines. With respect to our long-term care insurance products, premiums have increased due to the aging of the population and the expected inability of government entitlement programs to meet retirement needs.

      Premiums and deposits of our individual annuity products increased 37.7% to $2,061.4 million in 2000 as compared to 1999. Our variable life insurance product deposits in 2000 increased 11.1% to $922.0 million compared to 1999, while premiums on our individual and group long-term care insurance increased 53.5%, to $545.1 million in 2000 due to the acquisition of the long-term care business of Fortis, Inc. (Fortis) on March 1, 2000. Primarily due to aggressive marketing of both retail and institutional investment management services, new fund offerings, and refocusing the sales organization on regional broker/dealers and financial planners, mutual fund deposits and reinvestments increased $1,561.1 million, or 34.7%, to $6,066.2 million in 2000. In addition to the increase in sales and deposits, redemptions decreased $1,489.0 million, or 19.6%, to $6,111.7 million in 2000 due to conservation initiatives. We have reduced operating expenses to protect profit margins as we work to stabilize and grow assets under management in the mutual funds business. However, our mutual fund operations are impacted by general market trends, and a continued downturn in the mutual fund market may negatively affect our future operating results.

      Recent economic and industry trends also have affected the sales and financial results of our institutional business. Sales of fund-type products decreased $314.6 million, or 7.6%, to $3,830.4 million. The decrease is primarily due to declining demand for general account GICs in the 401(k) plan market. In response to this trend, we have created new products for the non-qualified institutional marketplace.

      Premiums from single premium annuity contracts increased to $741.6 million in 2000 from $451.8 million in 1999, primarily due to the sale of two single premium annuity contracts totaling $509.0 million. Moreover, our investment management services provided to domestic and international institutions include services such as investment advisory client portfolios, individually managed and pooled separate accounts, registered investment company funds, bond and mortgage securitizations, and mutual fund management capabilities. Assets under management of our Investment Management Segment decreased to $32,651.6 million as of December 31, 2000.

The Reorganization

      The Board of Directors of John Hancock Mutual Life Insurance Company unanimously adopted the Plan of Reorganization on August 31, 1999. Under the terms of the Plan of Reorganization, effective February 1, 2000, John Hancock Mutual Life Insurance Company converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock Mutual Life Insurance Company changed its name to John Hancock Life Insurance Company.

      Under the Plan of Reorganization, as of February 1, 2000, John Hancock Life Insurance Company, created a closed block for the benefit of policies included therein. The purpose of the closed block is to protect the policy dividend expectations of the policies included in the closed block after demutualization. Unless the Massachusetts Commissioner of Insurance and, in certain circumstances, the New York Superintendent of Insurance, consent to an earlier termination, the closed block will continue in effect until the date none of such policies is in force. As of February 1, 2000, John Hancock Life Insurance Company segregated closed block assets of $9,343.0 million, an amount that is expected to produce cash flows which, together with anticipated revenues from policies included in the closed block, is expected to be reasonably sufficient to provide for payment of policy benefits, taxes and direct asset acquisition and disposal costs, and for continuation of policy dividend scales payable in 1999, so long as the experience underlying such dividend scales continues. The assets allocated to the closed block and any cash flows provided by these assets will solely benefit the holders of policies included in the closed block. Total closed block liabilities were $12,118.3 million as of February 1, 2000.

    For additional information on the creation of the closed block see Note 5 to our audited consolidated financial statements.

      Costs relating to the demutualization, excluding costs relating to the offering, were $129.1 million net of income taxes, of which $17.0 million was recognized in the year ended December 31, 2000. Demutualization expenses include printing and mailing costs and our aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us. In addition, our costs include the costs of the staff and advisors of the Massachusetts Division of Insurance, the New York Insurance Department as to the demutualization process and related matters.

Transactions Affecting Comparability of Results of Operations

Disposed Businesses

      We have completed a number of transactions which have affected the comparability of our results of operations. On March 31, 1999, we completed the sale of Unigard Security Insurance Company ("USIC") and John Hancock Insurance Co. of Bermuda Ltd. ("John Hancock Bermuda"). The sale of USIC was completed by entering into a 100% quota share reinsurance agreement with a third party reinsurer and then through a stock sale. We also sold 100% of the stock of John Hancock Bermuda, which offered reinsurance products and services. Assets and liabilities transferred in connection with both sales amounted to $381.0 million and $161.8 million, respectively. The sale of USIC resulted in an after-tax loss of $21.4 million. John Hancock Bermuda was sold for its net book value which resulted in the recognition of no gain or loss. For additional information on disposed businesses see Item 6. Selected Financial Data, included elsewhere in this Form 10-K.

Corporate Account Asset Transfer

      We established a "corporate account" as part of our Corporate and Other Segment to facilitate our capital management process. The corporate account contains capital not allocated to support the operations of our business segments.

      Late in the fourth quarter of 1999, we transferred certain assets from the business segments to the corporate account. These assets include investments in certain subsidiaries and the home office real estate complex (collectively referred to as "corporate purpose assets"). Historically, we have allocated the investment performance or other earnings of corporate purpose assets among all of our business segments. However, subsequent to the conversion to a stock life insurance company, we have centrally managed the performance of corporate purpose assets through the corporate account.

      We accounted for the transfer of the corporate purpose assets between the business segments and the corporate account at historical cost. Because of the participating features of the affected group participating contracts, we believe that the transfer of corporate purpose assets was analogous to their sale. Group participating contractholders are entitled to receive the proceeds from assets sold from the segment. As a result, we recognized an expense to increase our liability to affected group participating contractholders for their proportionate share of the appreciation of the corporate purpose assets transferred. For the other business segments, differences between the historical cost of the assets transferred and the fair value of amounts received by the business segments was recorded as a capital adjustment by each segment. The transfer during the fourth quarter of 1999 resulted in a charge to operations in 1999 of $205.8 million, net of tax. The Company recorded a $5.7 million after-tax credit to operations in the first quarter of 2000 related to revised estimates for the transaction.

Transactions Occurring Subsequent to Year End

      On February 5, 2001, the Board of Directors approved stock and stock option grants to the Policy Committee of the Company. The equity grants were made under the terms of the demutualization Plan of Reorganization and the 1999 Long-Term Stock Incentive Plan which had been originally approved by the Board of Directors of John Hancock Financial Services, Inc. on August 31, 1999 (the
Plan). A total of 56.0 thousand shares of non-vested stock was granted, with a total grant date exercise price of $2.0 million. A total of 9.4 million options were granted, with a grant date exercise price of $35.53 per share. Also, in February 2001, the Company announced that it signed letters of intent with two reinsurers covering 50% of its closed block business. The treaties are structured so they will not affect policyholder dividends or any other financial items reported within the closed block, which was established at the time of the Company's demutualization to protect the reasonable dividend expectations of certain participating life insurance policyholders. The reinsurance agreements cost approximately $3.0 million pre-tax and result in making several hundred million dollars in statutory capital available for further business development or other purposes, the timing of which will be dependent on a number of circumstances. In addition, on March 2, 2001, the Company announced the sale of the retirement plan recordkeeping business operated out of the mutual fund subsidiary of the Company, John Hancock Funds. It is estimated that an after-tax charge of approximately $9 million will be recorded in the first quarter of 2001 and that the Company will initially sever 31 employees, with additional severances planned. The Company will continue to manage the assets of the business; the purchaser will assume the record keeping and support responsibility.

Results of Operations

    The table below presents our consolidated results of operations and consolidated financial information for the years ended 2000, 1999 and 1998.

                                                      For the Year Ended December 31,
                                           -------------------------------------------------------
                                                         2000
                                           ---------------------------------
                                                                (in millions)
                                           Non Closed   Closed     Result of
                                              Block      Block    Operations    1999       1998
                                           -------------------------------------------------------
Revenues
  Premiums ..............................   $2,587.1   $  865.0    $3,452.1   $2,717.5    $2,197.9
  Universal life and investment-
   type product charges .................      749.3         --       749.3      703.5       597.0
  Net investment income .................    3,271.4      591.6     3,863.0    3,574.0     3,330.7
  Net realized investment gains
   (losses), net of related
   amortization of deferred policy
   acquisition costs and amounts
   credited to participating pension
   contractholders (1) ..................       83.2       11.7        94.9      175.1       106.4
  Investment management revenues,
   commissions, and other fees ..........      764.8         --       764.8      680.9       659.7
  Other revenue (expense) ...............       18.2       (0.6)       17.6        6.5        10.3
                                            --------   --------    --------   --------    --------

    Total revenues ......................    7,474.0    1,467.7     8,941.7    7,857.5     6,902.0

Benefits and expenses
  Benefits to policyholders,
   excluding amounts related
   to net realized investment
   gains credited to
   participating pension
   contractholders (2) ..................    4,457.1      870.0     5,327.1    5,418.4     4,152.0
  Other operating costs and expenses ....    1,596.4      (10.0)    1,586.4    1,412.3     1,383.0
  Amortization of deferred
   policy acquisition costs,
   excluding amounts related
   to net realized investment
   gains (3) ............................      191.6       76.5       268.1      166.8       249.7
  Dividends to policyholders ............      157.3      407.1       564.4      501.6       473.2
  Demutualization expenses ..............       10.6         --        10.6       96.2        18.0
                                            --------   --------    --------   --------    --------

   Total benefits and expenses ..........    6,413.0    1,343.6     7,756.6    7,595.3     6,275.9
                                            --------   --------    --------   --------    --------
Income before income taxes and
   cumulative effect of
   accounting change ....................    1,061.0      124.1     1,185.1      262.2       626.1
Income taxes ............................      346.2         --       346.2       99.3       177.6
                                            --------   --------    --------   --------    --------
Income before cumulative effect of
   accounting change ....................      714.8      124.1       838.9      162.9       448.5
  Cumulative effect of accounting
    change ..............................         --         --          --       (9.7)         --
                                            --------   --------    --------   --------    --------
Net income ..............................   $  714.8   $  124.1    $  838.9   $  153.2    $  448.5
                                            ========   ========    ========   ========    ========

(1) Net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholders of $6.0 million, $85.8 million, and $120.3 million for the years ended 2000, 1999, and 1998, respectively.

(2) Excluding amounts related to net realized investment gains credited to participating pension contractholders of $6.9 million, $35.3 million, and $79.1 million for the years ended 2000, 1999, and 1998, respectively.

(3) Excluding amounts related to net realized investment gains of $(0.9) million, $50.5 million, and $41.2 million for the years ended 2000, 1999, and 1998, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Consolidated income before income taxes and cumulative effect of accounting change of $1,185.1 million for the year ended December 31, 2000 increased by $922.9 million, or 351.9%, as compared to consolidated income before income taxes and cumulative effect of accounting change of $262.2 million for the year ended December 31, 1999. The increase was primarily attributable to increases in income before income taxes and cumulative effect of accounting change of $234.9 million in the Guaranteed and Structured Financial Products Segment, $601.1 million in the Corporate and Other Segment, $65.9 million in the Asset Gathering Segment $0.3 million in the Protection Segment and $20.7 million in the Investment Management Segment. The increase in the Guaranteed and Structured Financial Products Segment was primarily due to the recognition of a $345.5 million pre-tax charge in the prior year for compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account. The increase in the Corporate and Other Segment was primarily due to a $208.6 million pre-tax charge in the prior year for our exposure to losses under our Workers' Compensation reinsurance programs, including Unicover Managers, Inc., that was associated with the group business we sold in 1998 and a $140.2 million pre-tax charge in the prior year in connection with the class action settlement. The increase in the Asset Gathering Segment was primarily due to an improvement in realized gains from the prior year: $15.4 million in realized gains were recognized in 2000 compared to $11.0 million in realized losses in 1999. In addition, demutualization and restructuring expenses decreased compared to the prior year. The Protection Segment remained relatively stable compared to the prior year due to increased net investment income and fee income partially offset by decreased realized gains. The increase in the Investment Management Segment was due primarily to higher investment advisory fees resulting from an incentive fee on contract restructuring and performance fees earned by the mezzanine fund manager.

      Premium revenue was $3,452.1 million for 2000, an increase of $734.6 million, or 27.0%, from $2,717.5 million in 1999. The increase was primarily due to a $299.7 million increase in premiums in the Guaranteed and Structured Financial Products Segment, including the sale of two single premium annuity contracts totaling $509.0 million, and a $117.5 million increase, or 8.2%, in the Protection Segment primarily due to premiums on individual long-term care insurance products from the acquisition of a block of business.

      Universal life and investment-type product charges were $749.3 million for 2000, an increase of $45.8 million, or 6.5%, from $703.5 million in 1999. These product charges consist primarily of cost of insurance fees on our variable life insurance and universal life insurance products and mortality and expense fees on our variable annuity products. The increase was primarily due to higher cost of insurance fees resulting from growth in the average account values in universal life insurance products and higher average variable annuity liabilities and surrender fees.

      Net investment income was $3,863.0 million for 2000, an increase of $289.0 million, or 8.1%, from $3,574.0 million in 1999. Net investment income in the prior year includes $9.0 million in net investment income earned in operations of disposed businesses. The increase was primarily the result of higher average invested assets, which increased $3,206.9 million, or 6.0%, to $49,964.5 million in 2000, as compared to $46,757.6 million in 1999. The net yield on average invested assets increased to 7.73% in 2000. The increase in yield from the prior year is consistent with the average market rates in 2000 compared to 1999, the average 10-year U.S. Treasury rate in 2000 was 34 basis points higher than in 1999.

      Net realized gains on investments were $94.9 million for 2000, a decrease of $80.2 million from $175.1 million in 1999. Net realized gains in the prior year include $23.0 million in net realized losses in the operations of disposed businesses in 1999. The decrease was primarily the result of 1999 gains on sales of real estate relating to the planned program to divest the Company of much of its real estate portfolio. The Company recognized an estimated $115.1 million in realized gains from the sales of real estate in the prior year compared to net realized losses of approximately $21.1 million in 2000.

      Investment management revenues, commissions, and other fees were $764.8 million, an increase of $83.9 million, or 12.3%, from $680.9 million in 1999. The increase was the result of an increase in the Investment Management segment which increased $45.9 million primarily due to the $45.3 million incentive fee received on the restructuring of a timber management contract and the favorable settlement of a lawsuit. Underwriting and distribution fees increased $25.7 million primarily resulting from the increase in front-end load mutual fund sales, partially offset by a decrease in deferred sales charges due to improved retention of existing accounts. Mutual fund advisory fees declined $6.4 million in 2000, primarily due to lower average assets under management along with a slight decline in the average investment advisory fee rate, as fixed income assets, which bear a lower advisory fee than equity assets, increased as a percentage of total assets.

      Other revenue was $17.6 million in 2000, an increase of $11.1 million, or 170.8%, from $6.5 million reported in 1999. Other revenue in the prior year includes $2.9 million in other losses in the operations of disposed businesses in 1999.

      Benefits to policyholders were $5,327.1 million for 2000, a decrease of $91.3 million, or 1.7%, from $5,418.4 million in 1999. Benefits to policyholders in the prior year includes $243.6 million in the operations of disposed businesses in 1999. The decrease was primarily due to recognizing a $345.5 million pre-tax charge in the prior year for compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account, a $208.6 million pre-tax charge in the prior year for our exposure to losses under our Workers' Compensation reinsurance programs, including Unicover Managers, Inc., that was associated with the group business we sold in a prior year, a $140.2 million pre-tax charge in the prior year in connection with the class action settlement involving individual life insurance policies sold from 1979 through 1996, and $61.7 million in reserves established in the prior year for incurred but unreported deaths identified as a result of the policyholder demutualization mailing. Partially offsetting these decreases in benefits to policyholders from the prior year were a $349.1 million, or 56.5% increase primarily due to increased single premium annuity business, a $200.2 million increase primarily attributable to the acquisition of Aetna Canada which is included in our results for a full year in 2000, and a $72.0 million increase due to our Fixed Annuities business on the sales of single premium immediate annuities. In addition, we experienced an increase of $158.8 million increase in benefits on individual long-term care insurance products, primarily due to the acquisition of the long-term care business of Fortis, Inc. as of March 1, 2000.

      Other operating costs and expenses were $1,586.4 million for 2000, an increase of $174.1 million, or 12.3%, from $1,412.3 million for 1999. The increase was primarily due to the acquisition of Aetna Canada as of October 1, 1999 and the long-term care business of Fortis, Inc. as of March 1, 2000. In addition, other operating costs increased in the Investment Management Segment primarily resulting from the $15.7 million in incentive compensation payments related to incentive fees on a timber management contract and $9.1 million in performance fees paid for the management of the mezzanine fund.

      Amortization of deferred policy acquisition costs was $268.1 million for 2000, a increase of $101.3 million, or 60.7%, from $166.8 million for 1999. The increase was primarily due to higher amortization expense on non-traditional life insurance products resulting from higher current net investment income increasing margins in the business during 2000 which increased amortization of deferred acquisition costs. In addition, amortization expense increased in the Variable Annuity business, primarily resulting from poor separate account performance during 2000, which resulted in revised projections of estimated gross profits based upon decreases in estimated future margins thus increasing current amortization.

      Dividends to policyholders were $564.4 million in 2000, an increase of $62.8 million, or 12.5%, from $501.6 million in 1999. The increase primarily resulted from normal growth in dividends on traditional life insurance products.

      Demutualization expenses were $10.6 million for 2000, a decrease of $85.6 million, or 89.0%, from $96.2 million for 1999. The decrease was related to the extensive preparations for the demutualization occurring in 1999. These expenses include printing and mailing fees, fees of the regulators' advisors and our financial, legal, actuarial and accounting advisors. While demutualization expenses were previously classified as an extraordinary item in our financial results, recent accounting literature now requires demutualization expenses be classified as a single line item within income from continuing operations.

      Income taxes were $346.2 million in 2000, compared to $99.3 million for 1999. Income taxes in the prior year includes $113.8 million in income tax credits due to the loss from operations of disposed businesses in 1999. Our effective tax rate was 29.2% in 2000, as compared to 28.4% in 1999, taking into account the prior year income tax credit generated from operations of disposed businesses. We had been subject to the surplus tax (add-on tax) imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to the surplus tax.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Consolidated income before income taxes and cumulative effect of accounting change of $262.2 million for the year ended December 31, 1999 decreased by $363.9 million, or 58.1%, as compared to consolidated income before income taxes and cumulative effect of accounting change of $626.1 million for the year ended December 31, 1998. The decrease was primarily attributable to decreases in income before income taxes and cumulative effect of accounting change of $205.9 million in the Guaranteed and Structured Financial Products Segment, $193.6 million in the Corporate and Other Segment, and $45.2 million in the Asset Gathering Segment. These decreases were offset by increases of $41.3 million in the Protection Segment and $39.5 million in the Investment Management Segment. The decrease in the Guaranteed and Structured Financial Products Segment was primarily due to recognizing a $345.5 million pre-tax charge for compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account. The decrease in the Corporate and Other Segment was primarily due to a $208.6 million pre-tax charge for our exposure to losses under our Workers' Compensation reinsurance programs, including Unicover Managers, Inc., that was associated with the group business we sold in 1997 partially offset by lower pre-tax charges in connection with the class action settlement of $140.2 million in 1999 compared to $230.8 million in 1998. The decrease in the Asset Gathering Segment was primarily due to lower investment advisory fees earned from our mutual fund operations. The increase in the Protection Segment was primarily due to higher realized investment gains on real estate, higher fee income on variable life insurance products, and favorable claims experience on long-term care insurance products. The increase in the Investment Management Segment was due primarily to higher investment advisory fees resulting from growth in assets under management and higher realized investment gains on sales of mortgage loans.

      Premium revenue was $2,717.5 million for 1999, an increase of $519.6 million, or 23.6%, from $2,197.9 million in 1998. The increase was primarily due to a $342.3 million increase in premiums in the Guaranteed and Structured Financial Products Segment, including the sale of one single premium annuity contract for $339.0 million, and a $58.1 million increase, or 26.6%, in the Protection Segment for premiums on individual long-term care insurance products.

      Universal life and investment-type product charges were $703.5 million for 1999, an increase of $106.5 million, or 17.8%, from $597.0 million in 1998. These product charges consist primarily of cost of insurance fees on our variable life insurance and universal life insurance products and mortality and expense fees on our variable annuity products. The increase was primarily due to higher cost of insurance fees resulting from growth in the average amount of variable life insurance in force and higher average variable annuity separate account liabilities. Investment-type product charges in the Guaranteed and Structured Financial Products Segment also increased as a result of higher sales of single premium annuity contracts and separate account GICs.

      Net investment income was $3,574.0 million for 1999, an increase of $273.3 million, or 8.3%, from $3,300.7 million in 1998. The increase was primarily the result of higher average invested assets, which increased $3,447.3 million, or 8.0%, to $46,757.6 million in 1999, as compared to $43,310.3 million in 1998.
The net yield on average invested assets was 7.62% for 1999 and 1998. Yields were positively impacted in 1999 from lower investment expenses offset by the general decline in market interest rates.

      Net realized gains on investments were $175.1 million for 1999, an increase of $68.7 million from $106.4 million in 1998. The increase was primarily the result of increased gains on sales of real estate relating to the program initiated in 1998 to sell more than 150 of the properties in our real estate portfolio in order to take advantage of the strong real estate market and reduce our general account investment in real estate.

      Realized gains on sales of real estate increased $66.6 million to $115.1 million in 1999 from $48.5 million in 1998.

      Investment management revenues, commissions, and other fees were $680.9 million, an increase of $21.2 million, or 3.2%, from $659.7 million in 1998. The increase was the result of higher institutional investment advisory fees which increased $18.3 million primarily due to growth in average institutional assets under management at Independence Investment Advisors, our investment advisory subsidiary. Average institutional assets under management increased 13.5% to $40,554.7 million in 1999. Underwriting and distribution fees increased $12.2 million primarily resulting from our acquisition of the Essex Corporation, a distributor of annuities and mutual funds through banks, in January 1999. Partially offsetting these increases, mutual fund advisory fees declined $8.1 million in 1999, primarily due to lower average assets under management along with a slight decline in the average investment advisory fee rate, as fixed income assets, which bear a lower advisory fee than equity assets, increased as a percentage of total assets.

      Other revenue was $6.5 million in 1999, a decrease of $3.8 million, or 36.9%, from $10.3 million reported in 1998.

      Benefits to policyholders were $5,418.4 million for 1999, an increase of $1,266.4 million, or 30.5%, from $4,152.0 million in 1998. The increase was primarily due to a $373.8 million increase in benefits due to higher sales of single premium annuity contracts, a $345.5 million increase in benefits related to the compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account, a $140.7 million increase in benefits on traditional life insurance products due to higher death benefits, including $61.7 million of reserves established for incurred but unreported deaths identified as a result of the policyholder demutualization mailing, a $113.2 million increase in benefits related to the settlement of a class action lawsuit involving individual life insurance policies sold from 1979 through 1996 and a $63.2 million increase in benefits on individual long-term care insurance products, resulting from higher sales.

      Other operating costs and expenses were $1,412.3 million for 1999, an increase of $29.3 million, or 2.1%, from $1,383.0 million for 1998. The increase was primarily due to $26.3 million in restructuring charges during 1999 and increased interest and related expenses of $9.0 million in the Investment Management Segment primarily resulting from the formation of a collateralized bond obligation during the second quarter of 1998. These increases were partially offset by a $20.9 million decrease in interest expense on prior year taxes.

      Amortization of deferred policy acquisition costs was $166.8 million for 1999, a decrease of $82.9 million, or 33.2%, from $249.7 million for 1998. The decrease was primarily due to lower amortization expense on non-traditional life insurance products resulting from revised projections of estimated gross profits based upon increases in estimated future interest margins and mortality margins. In addition, amortization expense on traditional life insurance products decreased due to lower profits, primarily resulting from $61.7 million of previously unreported deaths identified as a result of the policyholder demutualization mailing.

      Dividends to policyholders were $501.6 million in 1999, an increase of $28.4 million, or 6.0%, from $473.2 million in 1998. The increase primarily resulted from normal growth in dividends on traditional life insurance products.

      Demutualization expenses were $96.2 million for 1999, an increase of $78.2 million, or 434.4%, from $18.0 million for 1998. The increase was related to the extensive preparations in 1999 for the demutualization. These expenses include printing and mailing fees, fees of the regulators' advisors and our financial, legal, actuarial and accounting advisors. While demutualization expenses were previously classified as an extraordinary item in our financial results. Recent accounting literature now requires demutualization expenses be classified as a single line item within income from continuing operations.

      Income taxes were $99.3 million in 1999, compared to $177.6 million for 1998. Our effective tax rate before the surplus tax was 37.9% in 1999, as compared to 28.4% in 1998. We had been subject to the surplus tax (add-on tax) imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to the surplus tax.

    Cumulative effect of accounting change, net of tax was $9.7 million in 1999. During 1999 we adopted Statement of Position 98-5, "Reporting the Costs of Start-up Activities", which requires that start-up costs capitalized prior to January 1, 1999 be written off and any future start-up costs be expensed as incurred. We wrote off the unamortized balance of capitalized start-up costs related to our closed-end mutual funds in 1999.

Results of Operations by Segment

    We evaluate segment performance and base management's incentives on segment after-tax operating income, which excludes the effect of net realized investment gains and losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, and certain other items which we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of segment after-tax operating income enhances the understanding of our results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment after-tax operating income is not a substitute for net income determined in accordance with GAAP.

    A discussion of the adjustments to GAAP reported income, many of which affect each operating segment, follows. A reconciliation of segment after-tax operating income, as adjusted, to GAAP reported net income precedes each segment discussion.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                                                   2000      1999      1998
                                                  ------    ------    ------
Segment Data: (1)                                        (in millions)
Segment after-tax operating income:
 Protection Segment ............................  $262.0    $190.6    $172.3
 Asset Gathering Segment .......................   128.8     115.1     111.1
                                                  ------    ------    ------
    Total Retail ...............................   390.8     305.7     283.4
 Guaranteed and Structured Financial Products
    Segment ....................................   212.1     202.4     145.7
 Investment Management Segment .................    46.8      37.3      15.4
                                                  ------    ------    ------
    Total Institutional ........................   258.9     239.7     161.1
 Corporate and Other Segment ...................   102.5      67.8      56.3
                                                  ------    ------    ------
 Total segment income ..........................   752.2     613.2     500.8

After-tax adjustments: (1)
 Realized investment gains, net (1) ............    64.0     119.9      93.9
 Class action lawsuit ..........................      --     (91.1)   (150.0)
 Workers' compensation reinsurance reserve .....      --    (133.7)       --
 Restructuring charges .........................   (12.0)    (17.0)       --
 Corporate account asset transfer ..............     5.7    (205.8)       --
 Demutualization expenses ......................    (7.0)    (93.6)    (11.7)
 Other demutualization related costs ...........   (10.0)     (6.8)       --
 Surplus tax ...................................    46.0     (22.2)     15.5
                                                  ------    ------    ------
 Total after-tax adjustments ...................    86.7    (450.3)    (52.3)
                                                  ------    ------    ------

GAAP Reported:
  Income before cumulative effect
    of accounting change .......................   838.9     162.9     448.5
  Cumulative effect of accounting change .......      --      (9.7)       --
                                                  ------    ------    ------
  Net income ...................................  $838.9    $153.2    $448.5
                                                  ======    ======    ======

See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis. Adjustments to GAAP Reported Net Income

      Our GAAP reported net income was significantly affected by net realized investment gains and losses and unusual or non-recurring events and transactions presented above as after-tax adjustments. A description of these adjustments follows.

      In all periods, net realized investment gains and losses, except for gains and losses from mortgage securitizations and investments backing our short-term funding agreements, have been excluded from segment after-tax operating income due to their volatility between periods and because such data are often excluded by analysts and investors when evaluating the overall financial performance of insurers. The volatility between periods can be impacted by fluctuations in the market, as well as by changes in the volume of activity which can be influenced by us and our investment decisions. Realized investment gains and losses from mortgage securitizations and investments backing our short-term funding agreements were not excluded from segment after-tax operating income because we view the related gains and losses as an integral part of the core business of those operations.

      Net realized investment gains have been reduced by: (1) amortization of deferred policy acquisition costs to the extent that such amortization results from realized gains and losses and (2) the portion of realized gains and losses credited to certain participating contractholder accounts. We believe presenting realized investment gains and losses in this format provides information useful in evaluating our operating performance. This presentation may not be comparable to presentations made by other insurers. Summarized below is a reconciliation of (a) net realized investment gains per the consolidated financial statements and (b) the adjustment made for net realized investment gains to calculate segment after-tax operating income for the years ended December 31, 2000, 1999 and 1998.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                                                    2000      1999      1998
                                                   ------    ------    ------
                                                        (in millions)

Net realized investment gains ..................   $ 89.2    $260.9    $226.7
Add capitalization/less (amortization)
   of deferred policy acquisition costs
   related to net realized investment
   gains .......................................      0.9     (50.5)    (41.2)
Less amounts credited to participating
   pension contractholder accounts .............     (6.9)    (35.3)    (79.1)
                                                   ------    ------    ------
Net realized investment gains, net of
   related amortization of deferred
   policy acquisition costs and amounts
   credited to participating pension
   contractholders per consolidated
   financial statements ........................     83.2     175.1     106.4
Less realized investment (losses)
   attributable to mortgage
   securitizations and investments
   backing short-term funding agreements .......     (3.2)    (27.7)    (42.1)
Net realized investment gains in the
   closed block ................................     11.7        --        --
                                                   ------    ------    ------
Realized investment gains, net -
   pre-tax adjustment to calculate
   segment operating income ....................     91.7     202.8     148.5
Less income tax effect .........................    (27.7)    (82.9)    (54.6)
                                                   ------    ------    ------
Realized investment gains (losses), net -
   after-tax adjustment to calculate
   segment operating income ....................   $ 64.0    $119.9    $ 93.9
                                                   ======    ======    ======

      During 2000 and 1999, we incurred restructuring charges to reduce costs and increase future operating efficiency by consolidating portions of our operations. For additional information regarding restructuring charges see Note 1 to our audited consolidated financial statements, included elsewhere in the December 31, 2000 JHFS Form 10-K.

      During 2000 and 1999, we recorded amounts for the transfer of certain assets from the Guaranteed and Structured Financial Products Segment to the corporate account. These assets included investments in certain subsidiaries and the home office real estate complex (collectively referred to as "corporate purpose assets"). Certain group contracts have participating features, under which crediting rates and dividends are affected directly by portfolio earnings. Certain participating contractholders participate in contract experience related to net investment income and realized capital gains and losses in the general account. These participating contractholders were compensated for transferred assets based on the fair value of the assets transferred. The difference between the fair value and carrying value of the assets transferred were credited to affected participating contractholders through the crediting rates and dividends on their contracts.

      In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 and 1998 of $93.6 million and $11.7 million, respectively (net of tax of $2.6 million and $6.3 million, respectively). In addition, the Company recognized $6.8 million (net of tax of $3.8 million) of demutualization expenses for the year ended December 31, 2000. The Company considers demutualization expenses to be an adjustment to GAAP recorded net income.

     During 2000 and 1999, we incurred demutualization related expenses to improve our financial analysis and financial reporting abilities. These charges primarily included consulting fees and planning and expense management costs.

    During 1997, we entered into a court approved settlement relating to a class action lawsuit involving individual life insurance policies sold from 1979 through 1996, as specified in the Legal Proceedings section of the December 31, 2000 JHFS Form 10-K. In entering into the settlement, we specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $172.8 million and $496.6 million at December 31, 2000 and 1999, respectively. Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision.

      Through our group health insurance operations, which we sold in 1997, we entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, we both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. During the fourth quarter of 1999 and early 2000, we received additional information about our exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, our present best estimate of our remaining loss exposure to this issue is $133.7 million, after-tax, which we recognized in 1999. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2000, would not be material.

      We had been subject to the surplus tax imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to surplus tax and have excluded the surplus tax from segment after-tax operating income in all periods.

Amortization of Goodwill

      The excess of cost over the fair value of the net assets of businesses acquired was $228.6 million and $155.3 million at December 31, 2000 and 1999, respectively. Goodwill is amortized on systematic basis over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $63.6 million and $43.3 million at December 31, 2000 and 1999, respectively. Amortization expense included in other operating costs and expenses was $20.3 million, $9.7 million, and $9.1 million in 2000, 1999 and 1998, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business. The following table shows the amount of goodwill amortization for each applicable segment:

                                                             For the Year Ended
                                                                December 31,
                                                           ---------------------
                                                            2000    1999    1998
                                                           -----   -----   -----
                                                               (in millions)
Amortization of Goodwill:
 Protection Segment ....................................   $ 3.8   $  --   $  --
 Asset Gathering Segment ...............................     6.8     6.8     6.5
                                                           -----   -----   -----
    Total Retail .......................................    10.6     6.8     6.5
 Guaranteed and Structured Financial Products
    Segment ............................................      --      --      --
 Investment Management Segment .........................     1.1     1.1     1.1
                                                           -----   -----   -----
    Total Institutional ................................     1.1     1.1     1.1
 Corporate and Other Segment ...........................     8.6     1.8     1.5
                                                           -----   -----   -----
 Total goodwill
      amortization expense .............................   $20.3   $ 9.7   $ 9.1
                                                           =====   =====   =====

Segment Allocations

      We allocate surplus to the segments in amounts sufficient to support the associated liabilities of each segment and to maintain capital levels consistent with the overall business segment and corporate strategies. Allocations of net investment income are based on the amount of assets owned by each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other allocation methodologies.

Retail-Protection Segment

        The following table presents certain summary financial data relating to the Protection Segment for the periods indicated.

                                                                 For the Year Ended
                                                                    December 31,
                                                          --------------------------------
                                                            2000        1999        1998
                                                          --------    --------    --------
                                                                   (in millions)
Operating Results:
Revenues
  Premiums ............................................   $1,549.2    $1,431.7    $1,351.4
  Universal life and investment-type product
    charges ...........................................      388.3       361.1       333.3
  Net investment income (1) ...........................    1,203.7     1,107.3     1,063.9
  Other revenue .......................................        6.9         2.9        10.6
                                                          --------    --------    --------
    Total revenues (1) ................................    3,148.1     2,903.0     2,759.2

Benefits and expenses
   Benefits to policyholders ..........................    1,706.1     1,709.4     1,493.8
   Other operating costs and expenses .................      433.2       407.1       442.4
   Amortization of deferred policy acquisition
    costs, excluding amounts related to net realized
    investment gains ..................................      139.8        71.8       153.9
 Dividends to policyholders ...........................      475.6       452.0       422.8
                                                          --------    --------    --------
    Total benefits and expenses .......................    2,754.7     2,640.3     2,512.9

Segment pre-tax operating income (2) ..................      393.4       262.7       246.3

Income taxes ..........................................      131.4        72.1        74.0
                                                          --------    --------    --------

Segment after-tax operating income (2) ................      262.0       190.6       172.3

After-tax adjustments:(2)
   Realized investment (losses) gains, net ............      (12.0)      108.5        49.2
   Restructuring charges ..............................       (6.7)       (8.6)         --
 Demutualization expenses .............................        1.6       (61.3)       (7.9)
 Other demutualization related costs ..................       (6.8)       (4.6)         --
   Surplus tax ........................................       20.8       (12.5)       11.7
                                                          --------    --------    --------
     Total after-tax adjustments ......................       (3.1)       21.5        53.0
                                                          --------    --------    --------
GAAP Reported:
Net income ............................................   $  258.9    $  212.1    $  225.3
                                                          ========    ========    ========
Amortization of goodwill, net of tax ..................        2.2          --          --
                                                          --------    --------    --------
Net income before amortization of goodwill ............   $  261.1    $  212.1    $  225.3
                                                          ========    ========    ========

                                                                       For the Year Ended
                                                                          December 31,
                                                                --------------------------------
                                                                  2000        1999        1998
                                                                --------    --------    --------
                                                                         (in millions)
Other Data:
Segment after-tax operating income (loss)
  Non-traditional life (variable life and  universal life) ..   $   97.0    $   92.8   $   74.6
  Traditional life ..........................................      110.5        68.2       73.0
  Individual long-term care .................................       41.9        20.6       16.4
  Group long-term care ......................................       14.5         7.9        7.8
  Other .....................................................       (1.9)        1.1         .5
Statutory premiums (3)
  Variable life .............................................   $  922.0    $  829.8   $  810.8
  Universal life (4) ........................................      173.5       117.9      436.8
  Traditional life ..........................................      965.5     1,043.6    1,051.3
  Individual long-term care .................................      455.3       258.6      199.8
  Group long-term care ......................................       89.8        78.4       72.7

----------
(1) The consolidated statement of income includes in revenues the contribution from the closed block of $124.1 million for the period ended December 31, 2000. The contribution from the closed block includes closed block revenues of $1,467.7 million and closed block benefits and expenses of $1,343.6 million for the period ended December 31, 2000. For purposes of this Management's Discussion and Analysis the impact of the closed block is represented within each line of operations of the Protection Segment. For details of closed block activity as of and for the period ended December 31, 2000 see Note 5 -- Closed Block to the audited consolidated financial statements as of the same time period.

(2) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

(3) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company (formerly John Hancock Mutual Life Insurance Company), John Hancock Variable Life Insurance Company, Investors Partner Life (formerly John Hancock Life Insurance Company of America), and John Hancock Reassurance Company Ltd. as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.

(4) Includes bank owned life insurance premiums of $340.0 million for the year ended December 31, 1998, respectively. There were no bank owned life insurance premiums for the years ended December 31, 1999 and 2000, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $262.0 million in 2000, an increase of $71.4 million, or 37.5%, from $190.6 million in 1999. Non-traditional life insurance segment after-tax operating income increased $4.2 million, or 4.5%, primarily due to an increase in net investment income resulting from higher yields on higher net average invested assets. Traditional life insurance segment after-tax operating income increased $42.3 million, or 62.0%, primarily resulting from higher net investment income due to higher portfolio rates, lower operating expenses, and not repeating a $29.3 million charge, net of deferred acquisition costs, taken in 1999 for previously unreported claims associated with the demutualization. Individual long-term care insurance segment after-tax operating income increased $21.3 million, or 103.4%, resulting from an increase in net investment income due to the addition of the Fortis business and growth in average net invested assets. Group long-term care insurance segment after-tax operating income increased by $6.6 million, or 83.5%, resulting from lower operating expenses due to increasing scale.

      Total revenues were $3,148.1 million in 2000, an increase of $245.1 million, or 8.4%, from $2,903.0 million in 1999. Premiums increased $117.5 million, or 8.2%, primarily due to an increase in individual long-term care insurance premiums, which increased $196.4 million, or 71.0%, resulting from both additional premiums assumed relating to the acquisition of

Fortis and continued growth in the business. Partially offsetting this increase was a decline in traditional life insurance premiums. Universal life and investment-type product charges consist primarily of cost of insurance fees and separate account fees and were $388.3 million in 2000, an increase of $27.2 million, or 7.5%, from $361.1 million in 1999. The increase was primarily due to growth in average account values. Net investment income increased $96.4 million, or 8.7%, primarily due to increases in average net invested assets and portfolio yields.

      Total benefits and expenses were $2,754.7 million in 2000, an increase of $114.4 million, or 4.3%, from $2,640.3 million in 1999. Benefits to policyholders increased $3.3 million, or 0.2%, due to several offsetting items, including a decrease of $193.8 million in benefits to policyholders on traditional life insurance products due to improved mortality, and not repeating the prior year $62.0 million higher benefits to policyholders for previously unreported death claims identified as part of the demutualization. Offsetting this decrease was an increase of $158.8 million in benefits to policyholders of individual long-term care insurance due to both the acquisition of Fortis and growth in the business. Other increases in benefits to policyholders included a $20.7 million increase on non-traditional life insurance products and a $11.0 million increase on group long-term care insurance. Other operating costs and expenses increased $26.1 million, or 6.4%, to $433.2 million in 2000 from $407.1 million in 1999, primarily due to an increase of $39.6 million in operating expenses associated with the individual long-term care business due to the acquisition of Fortis and growth in the business. Amortization of deferred policy acquisition costs of $139.8 million in 2000 increased $68.0 million, or 94.7%, from $71.8 million in 1999. The increase resulted from lower amortization of deferred acquisition costs in the prior year for Traditional life products due to revised projections of estimated gross profits based on the recording of additional unreported claims to the demutualization. In addition, amortization expense on Non-Traditional life products increased due to revised projections of estimated gross profits based upon changes in estimated future interest margins. Dividends to policyholders increased $23.6 million, or 5.2%, primarily due to aging of the in-force business on traditional life insurance products. The segment's effective tax rate increased to 33.4% in 2000 from 27.4% in 1999, primarily due to the transfer of tax-preferenced assets to the Corporate and Other Segment in the fourth quarter of 1999.

      Amortization of goodwill in 2000 relates to the acquisition of the individual long-term care business from Fortis.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Segment after-tax operating income was $190.6 million in 1999, an increase of $18.3 million, or 10.6%, from $172.3 million in 1998. Non-traditional life insurance segment after-tax operating income increased $18.2 million, or 24.4%, primarily due to an increase in universal life and investment-type product charges due to growth in variable life insurance in-force. Traditional life insurance segment after-tax operating income decreased $4.8 million, or 6.6%, primarily resulting from higher death benefits and a $29.3 million charge net of deferred acquisition costs for the incurred but not reported reserve associated with the demutualization, partially offset by a decrease in interest expense on prior year taxes. Individual long-term care insurance segment after-tax operating income increased $4.2 million, or 25.6%, primarily due to higher net investment income resulting from an increase in invested assets, partially offset by unfavorable persistency. Group long-term care insurance segment after-tax operating income increased by $0.1 million, or 1.3%.

      Total revenues were $2,903.0 million in 1999, an increase of $143.8 million, or 5.2%, from $2,759.2 million in 1998. Premiums increased $80.3 million, or 5.9%, primarily due to an increase in individual long-term care insurance premiums, which increased $58.1 million, or 26.6%. Universal life and investment-type product charges consist primarily of cost of insurance fees and separate account fees and were $361.1 million in 1999, an increase of $27.8 million, or 8.3%, from $333.3 million in 1998. The increase was primarily due to higher cost of insurance fees resulting from growth in the average amount of variable life insurance in-force, which increased 10.7% to $54,622.0 million in 1999 from $49,364.1 million in 1998. Net investment income increased $43.4 million, or 4.1%, primarily due to an increase in the segment's average invested assets and lower investment expenses.

      Total benefits and expenses were $2,640.3 million in 1999, an increase of $127.4 million, or 5.1%, from $2,512.9 million in 1998. Benefits to policyholders increased $215.6 million, or 14.4%, primarily due to a $140.7 million increase in benefits on traditional life insurance products due to higher death benefits, including $61.7 million of benefits from previously unreported deaths identified as a result of the policyholder demutualization mailing, and a $63.2 million increase in benefits on individual long-term care insurance products, due to higher sales. Other operating costs and expenses decreased $35.3 million, or 8.0%, to $407.1 million in 1999 from $442.4 million in 1998, primarily due to a decrease in interest expense on prior year taxes. Amortization of deferred policy acquisition costs of $71.8 million in 1999 decreased $82.1 million, or 53.3%, from $153.9 million in 1998. The decrease was primarily due to lower amortization expense on non-traditional life insurance products resulting from revised projections of estimated gross profits based upon increases in estimated future interest margins and mortality margins. In addition, amortization expense on traditional life insurance products decreased due to lower profits, primarily resulting from $61.7 million of previously unreported death claims identified as a result of the policyholder demutualization mailing. Dividends to policyholders increased $29.2 million, or 6.9%, primarily due to normal growth of dividends on traditional life insurance products. The segment's effective tax rate declined to 27.4% in 1999 from 30.0% in 1998, due to non-deductible losses in 1998.

Retail-Asset Gathering Segment

      The following table presents certain summary financial data relating to the Asset Gathering Segment for the periods indicated.

                                                    For the Year Ended December 31,
                                                  -----------------------------------
                                                     2000         1999         1998
                                                  ---------    ---------    ---------
                                                             (in millions)
Operating Results:
Revenues
  Premiums ....................................   $    63.4    $    17.2    $    19.8
  Investment-type product charges .............       138.3        120.6         99.9
  Net investment income .......................       445.8        388.6        378.0
  Investment management revenues,
    commissions, and other fees ...............       547.1        528.8        516.8
  Other revenue ...............................         1.3          2.1          0.8
                                                  ---------    ---------    ---------
    Total revenues ............................     1,195.9      1,057.3      1,015.3

Benefits and expenses
  Benefits to policyholders ...................       371.3        299.3        296.3
  Other operating costs and expenses ..........       552.9        529.3        504.9
  Amortization of deferred policy
    acquisition costs, excluding amounts
    related to net realized investment gains ..        78.8         53.4         46.8
  Dividends to policyholders ..................         0.1          0.1          0.1
                                                  ---------    ---------    ---------
    Total benefits and expenses ...............     1,003.1        882.1        848.1

Segment pre-tax operating income (1) ..........       192.8        175.2        167.2

Income taxes ..................................        64.0         60.1         56.1
                                                  ---------    ---------    ---------

Segment after-tax operating income (1) ........       128.8        115.1        111.1

After-tax adjustments (1):
  Realized investment gains (losses), net .....        18.6         (6.9)        12.0
  Restructuring charges .......................        (1.4)        (7.3)          --
  Demutualization expenses ....................         0.4        (13.0)        (1.8)
  Other demutualization related costs .........        (1.3)        (0.9)          --
  Surplus tax .................................         0.6         (1.0)         0.3
                                                  ---------    ---------    ---------
    Total after-tax adjustments ...............        16.9        (29.1)        10.5
                                                  ---------    ---------    ---------

GAAP Reported:
  Income before cumulative effect
    of accounting change ......................       145.7         86.0        121.6
  Cumulative effect of accounting change ......          --         (9.6)          --
                                                  ---------    ---------    ---------
Net income ....................................   $   145.7    $    76.4    $   121.6
                                                  =========    =========    =========
Amortization of goodwill, net of tax ..........         4.5          4.4          4.2
                                                  ---------    ---------    ---------
Net income before amortization of goodwill ....   $   150.5    $    80.8    $   125.8
                                                  =========    =========    =========

                                                    For the Year Ended December 31,
                                                  -----------------------------------
                                                     2000         1999         1998
                                                  ---------    ---------    ---------
                                                             (in millions)
Other Data:
Segment after-tax operating income
    Annuity ...................................   $    87.5    $    67.0    $    53.2
    Mutual funds ..............................        46.3         46.9         57.0
    Other .....................................        (5.0)         1.2          0.9
Annuity premiums and deposits (2)
    Fixed .....................................   $   854.3    $   648.6    $   360.6
    Variable ..................................     1,145.8        847.7        882.7
Mutual fund assets under management, end of
  year ........................................   $31,725.8    $32,696.6    $34,945.2

----------
(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

(2) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $128.8 million in 2000, an increase of $13.7 million, or 11.9%, from $115.1 million in 1999. Annuity segment after-tax operating income increased $20.5 million, or 30.6%, primarily due to an increase in investment spread and higher invested assets on fixed annuity products, partially offset by a decrease in after-tax operating income in the variable annuity business. Spreads increased 22 basis points to 2.28% for the year ended December 31, 2000. Mutual fund segment after-tax operating income decreased $0.6 million, or 1.3%, primarily due to an increase in operating expenses, partially offset by a 1.0% increase in management advisory fees.

      Total revenues increased $138.6 million, or 1.3%, to $1,195.9 million in 2000 from $1,057.3 million in 1999. Premiums increased $46.2 million, or 268.6%, due to increased sales of immediate fixed annuities with life contingencies. Investment-type product charges increased $17.7 million, or 14.7%, due to growth in average variable annuity liabilities, which increased 3.6% from 1999 and increased fees earned on surrenders. Mortality and expense fees as a percentage of average account balances increased 6 basis points in 2000. Net investment income increased $57.2 million, or 14.7%, primarily due to a higher level of invested assets backing fixed annuity products, and an increase in the average investment yield on invested assets backing fixed annuity products. The average investment yield on invested assets backing fixed annuity products increased 43 basis points from 1999, reflecting higher market interest rates on new fixed income investments.

      Investment management revenues, commissions, and other fees increased $18.3 million, or 3.5%, to $547.1 million in 2000 from $528.8 million in 1999. Average mutual fund assets under management decreased $742.8 million, or 2.2%, to $32,605.2 million in 2000 from $33,348.0 million in 1999, primarily due to market depreciation of $476.4 million and fees in 2000. During 2000 sales increased $1,561.1 million and redemptions decreased $1,489.0 million compared to the prior year. The result was net redemptions of $45.5 million for the year ended December 31, 2000 compared to net redemptions of $3,095.6 million for the year ended December 31, 1999, an improvement of $3,050.1 million. The improvement in sales and redemptions is primarily due to the aggressive marketing of both retail and institutional investment management services in addition to the launch of a multi-sector fund in September 2000 and lower redemptions in the financial sector funds and private managed accounts from the prior year. Investment advisory fees decreased $6.4 million, or 3.1%, to $193.9 million in 2000 and were 0.59% and 0.61% of average mutual fund assets under management for the years ended December 31, 2000 and 1999, respectively. The decline in the investment advisory fee rate occurred primarily because fixed income assets, which bear a lower advisory fee than equity assets, increased as a percentage of total assets. Underwriting and distribution fees increased $25.7 million, or 9.2%, to $304.6 million in 2000 primarily due to the increase in front-end load mutual fund sales, and accordingly, commission revenue. The increase in front-end load charges was partially offset by a decrease in deferred sales charges due to improved retention of existing accounts. Shareholder service and other fees were $48.6 million in 2000 compared to $49.6 million in 1999, primarily reflecting lower assets under management.

      Total benefits and expenses increased $121.0 million, or 13.7%, to $1,003.1 million in 2000 from $882.1 million in 1999. Benefits to policyholders increased $72.0 million, or 24.1%, primarily due to an increase in benefits paid on immediate annuities and interest credited on fixed annuity account balances. The increase in benefits paid on immediate annuities is the result of increased premiums in this business. Premiums on immediate annuities increased $45.0 million, or 316.9%, for the year ended December 31, 2000. Interest credited on fixed annuity account balances increased primarily due to higher average fixed annuity account balances of $5,211.6 million in 2000, as compared to $4,862.2 million in 1999. In addition to the increase in average fixed annuity account balances, the average interest credited rate on fixed annuity account balances increased to 5.83% in 2000 from 5.59% in 1999. The average interest credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets and business mix. Deferred fixed annuities' interest credited rates generally are reset annually on the policy anniversary. Other operating costs and expenses increased $23.6 million, or 4.5%, to $552.9 million in 2000 from $529.3 million in 1999. The increase was primarily due to an increase in the commission fees incurred in the mutual funds business, primarily the result of increased front-end load charge mutual fund sales. In addition, other operating costs and expenses increased due to increased commission expense in Signator, partially offset by a decrease in the annuities business. The increase in other operating costs were partially offset by additional deferrals of acquisition expenses in the annuities business. Amortization of deferred policy acquisition costs increased $25.4 million, or 47.6%, to $78.8 million in 2000 from $53.4 million in 1999, primarily due to poor separate account performance and increased surrenders in the variable annuities business which accelerated current amortization. The segment's effective tax rate was 33.2% and 34.3% in 2000 and 1999, respectively.

      Amortization of goodwill increased $0.1 million in 2000 as compared to 1999. No new acquisitions were entered into by the Asset Gathering Segment in 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Segment after-tax operating income was $115.1 million in 1999, an increase of $4.0 million, or 3.6%, from $111.1 million in 1998. Annuity segment after-tax operating income increased $13.8 million, or 25.9%, primarily due to an increase in variable annuity product charges, resulting from higher average account balances, and higher investment spread on fixed annuity products, primarily resulting from a decline in the average interest credited rate. Mutual fund segment after-tax operating income decreased $10.1 million, or 17.7%, primarily due to lower advisory fees as a result of lower assets under management and exiting the New Mexico Capital Management business, partially offset by a decline in operating expenses.

      Total revenues increased $42.0 million, or 4.1%, to $1,057.3 million in 1999 from $1,015.3 million in 1998. Premiums decreased $2.6 million, or 13.1%, due to lower sales of immediate fixed annuities with life contingencies. Investment-type product charges increased $20.7 million, or 20.7%, due to growth in average variable annuity separate account liabilities, which increased 21.3% to $6,955.7 million in 1999 from $5,736.0 million in 1998. Mortality and expense fees as a percentage of average account balances were 1.41% and 1.37% for the years ended December 31, 1999 and 1998, respectively. Net investment income increased $10.6 million or 2.8%, primarily due to a higher level of invested assets backing fixed annuity products, partially offset by a decrease in the average investment yield on invested assets backing fixed annuity products. The average investment yield on invested assets backing fixed annuity products was 7.77% in 1999 compared to 7.91% in 1998, reflecting lower market interest rates on new fixed income investments.

      Investment management revenues, commissions, and other fees increased $12.0 million, or 2.3%, to $528.8 million in 1999 from $516.8 million in 1998. Average mutual fund assets under management decreased $882.0 million, or 2.6%, to $33,348.0 million in 1999 from $34,230.0 million in 1998, primarily due to net redemptions of $3,095.6 million in 1999 compared to net sales of $3,107.2 million in 1998. Investment advisory fees decreased $8.1 million, or 3.9%, to $200.3 million in 1999 and were .60% and .62% of average mutual fund assets under management for the years ended December 31, 1999 and 1998, respectively. The decline in the investment advisory fee rate occurred primarily because fixed income assets, which bear a lower advisory fee than equity assets, increased as a percentage of total assets. Underwriting and distribution fees increased $12.2 million, or 4.6%, to $278.9 million in 1999 primarily due to our acquisition of the Essex Corporation, a distributor of annuities and mutual funds through banks, in January 1999. Shareholder service and other fees were $49.6 million in 1999 compared to $41.7 million in 1998, primarily reflecting the increase in average number of customer accounts.

      Total benefits and expenses increased $34.0 million, or 4.0%, to $882.1 million in 1999 from $848.1 million in 1998. Benefits to policyholders increased $3.0 million, or 1.0%, primarily due to an increase in interest credited on fixed annuity account balances. Interest credited on fixed annuity account balances increased primarily due to higher average fixed annuity account balances of $4,862.2 million in 1999, as compared to $4,673.2 million in 1998. The increase in average fixed annuity account balances was partially offset by a decline in the average interest credited rate on fixed annuity account balances to 5.59% in 1999 from 5.96% in 1998. The average interest credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets and business mix. Deferred fixed annuities' interest credited rates generally are reset annually on the policy anniversary. Other operating costs and expenses increased $24.4 million, or 4.8%, to $529.3 million in 1999 from $504.9 million in 1998. The increase was primarily due to our acquisition of the Essex Corporation and higher amortization of mutual fund deferred selling commissions, resulting from higher redemptions in 1999. These increases were partially offset by a decrease in operating expenses related to our mutual fund operations and annuities operations. Amortization of deferred policy acquisition costs increased $6.6 million, or 14.1%, to $53.4 million in 1999 from $46.8 million in 1998, primarily due to higher profits. The segment's effective tax rate was 34.3% and 33.6% in 1999 and 1998, respectively.

      Amortization of goodwill increased $0.2 million in 1999 as compared to 1998 due to the acquisition of the Essex Corporation in 1999.

Institutional-Guaranteed and Structured Financial Products Segment

      The following table presents certain summary financial data relating to the Guaranteed and Structured Financial Products Segment for the periods indicated.

                                                   For the Year Ended December 31,
                                                  --------------------------------
                                                    2000        1999        1998
                                                  --------    --------    --------
                                                           (in millions)
Operating Results:
Revenues
  Premiums ....................................   $  763.4    $  463.7    $  121.4
  Investment-type product charges .............       67.3        79.5        71.4
  Net investment income .......................    1,743.2     1,681.4     1,576.3
  Realized investment losses, net (1) .........         --       (31.2)      (37.7)
  Other revenue (expense) .....................        0.4         0.6        (0.2)
                                                  --------    --------    --------
    Total revenues ............................    2,574.3     2,194.0     1,731.2

Benefits and expenses
  Benefits to policyholders, excluding
  amounts related to net realized
  investment gains credited to
  participating pension contractholders .......    2,134.4     1,785.4     1,411.5
  Other operating costs and expenses ..........       73.0        85.8        92.6
  Amortization of deferred policy
    acquisition costs .........................        2.6         3.1         3.7
  Dividends to policyholders ..................       43.5        25.9        20.8
                                                  --------    --------    --------
    Total benefits and expenses ...............    2,253.5     1,900.2     1,528.6

Segment pre-tax operating income (1) ..........      320.8       293.8       202.6

Income taxes ..................................      108.7        91.4        56.9
                                                  --------    --------    --------

Segment after-tax operating income (1) ........      212.1       202.4       145.7

After-tax adjustments: (1)
  Realized investment (losses) gains, net .....      (40.5)       58.4        17.2
  Restructuring charges .......................       (2.6)       (0.6)         --
  Corporate account asset transfer ............        5.7      (205.8)         --
  Demutualization expenses ....................        0.4       (16.1)       (1.5)
  Other demutualization related costs .........       (1.7)       (1.1)         --
  Surplus tax .................................        6.5        (6.5)        2.0
                                                  --------    --------    --------
    Total after-tax adjustments ...............      (32.2)     (171.7)       17.7
                                                  --------    --------    --------
GAAP Reported:
Net income ....................................   $  179.9    $   30.7    $  163.4
                                                  ========    ========    ========
Amortization of goodwill, net of tax ..........         --          --          --
                                                  --------    --------    --------
Net income before amortization
  of goodwill .................................   $  179.9    $   30.7    $  163.4
                                                  ========    ========    ========

                                                   For the Year Ended December 31,
                                                  --------------------------------
                                                    2000        1999        1998
                                                  --------    --------    --------
                                                           (in millions)
Other Data:
Segment after-tax operating income
  Spread-based products
    GIC's and funding agreements ..............   $  133.1    $  131.5    $   83.7
    Single premium annuities ..................       45.5        33.2        33.8
  Fee-based products ..........................       33.5        37.7        28.2
Statutory premiums and deposits (2)
  Spread-based products
    GICs and funding agreements ...............    4,457.3     5,217.4     4,995.0
    Single premium annuities ..................      741.6       451.8       111.8
  Fee-based products
    Participating contracts and
       conversion annuity contracts ...........      467.0       527.9       566.7
    Separate account GICs .....................       50.3       615.7       459.9
    Other separate account contracts ..........      242.6       272.7       145.6

----------
(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

(2) Statutory data has been derived from the annual statements, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $212.1 million in 2000, an increase of $9.7 million, or 4.8% from $202.4 million in 1999. Spread-based products' segment after-tax operating income increased $13.9 million, or 8.4%, to $178.6 million primarily due to higher investment spread as a result of an increase in average invested assets backing spread-based products. Fee-based products' segment after-tax operating income decreased $4.2 million, or 11.1%, to $33.5 million in 2000 from $37.7 million in 1999 primarily due to lower separate account GIC fees partially offset by increased gains from non-participating annuities.

      Total revenues increased $380.3 million, or 17.3%, to $2,574.3 million in 2000 from $2,194.0 million in 1999, primarily due to a $299.7 million increase in premiums. During 2000, we sold two large single premium annuity contracts totaling $509.0 million. Investment-type product charges were $67.3 million for 2000, a decrease of $12.2 million, or 15.3%, primarily due to lower general account expense recoveries and slower separate account GIC sales in the current year. Investment-type product charges were 0.56% and 0.65% of average fee-based policy reserves in 2000 and 1999, respectively. The decrease primarily reflects lower expense charges on participating contracts and the impact of slower sales in the current year. Net investment income increased $61.8 million, or 3.7%, to $1,743.2 million in 2000 compared to $1,681.4 million in 1999, primarily as a result of a higher yield on average invested assets backing spread-based products. Average invested assets backing spread-based products decreased $196.5 million, or 1.2%, to $16,879.8 million in 2000 from $17,076.3 million in 1999 reflecting the termination of the short-term funding agreements in 1999, largely offset by asset growth in 2000. The average investment yield on these invested assets increased to 8.64% in 2000 compared to 8.10% in 1999, reflecting the reinvestment of proceeds from lower-yielding assets into relatively higher-yielding securities. Realized investment losses associated with the termination of the short-term funding agreement business in 1999 were not repeated in 2000.

      Total benefits and expenses increased $353.3 million, or 18.6%, to $2,253.5 million in 2000 from $1,900.2 million in 1999. The increase was primarily due to a $349.1 million increase in benefits to policyholders as a result of increased sales of single premium annuity contracts. Benefits to policyholders also includes interest credited on account balances for spread-based products, which was $1,165.1 million in 2000, an increase of $46.8 million, or 4.2%, from $1,118.3 million in 1999. Excluding interest credited in 1999 on short-term funding agreements that were terminated in that year, the interest credited for spread-based products increased $99.5 million, or 9.4%. The increase was primarily due to an increase in average account balances for spread-based products of $810.9 million, excluding short-term funding agreement balances from 1999, to $16,185.2 million in 2000 from $15,374.4 million in 1999 and an increase in the average interest credited rate on account balances for spread-based products, which was 7.18% in 2000 compared to 6.81% in 1999. The increase in the average interest credited rate on account balances for spread-based products was primarily due to the sale of GICs and funding agreements with higher average interest credited rates. Other operating costs and expenses were $73.0 million in 2000, a decrease of $12.8 million, or 14.9%, from $85.8 million in 1999. The decrease was primarily due to lower deficiency interest charges. Dividends of $43.5 million in 2000, increased $17.6 million, or 68.0%, from $25.9 million in 1999, reflecting higher earnings on participating contractholders' accounts. The segment's effective tax rate was 33.9% in 2000, as compared to 31.1% in 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Segment after-tax operating income was $202.4 million in 1999, an increase of $56.7 million, or 38.9%, from $145.7 million in 1998. Spread-based products segment after-tax operating income increased $47.2 million, or 40.2%, primarily due to higher investment spread as a result of an increase in average invested assets backing spread-based products and the receipt of $14.7 million of interest on a defaulted fixed maturity investment. Fee-based products' segment after-tax operating income increased $9.5 million to $37.7 million in 1999 from $28.2 million in 1998 primarily due to an increase in separate account GIC fees and lower operating expenses.

      Total revenues increased $462.8 million, or 26.7%, to $2,194.0 million in 1999 from $1,731.2 million in 1998, primarily due to a $342.3 million increase in premiums. During the second quarter of 1999, we sold one single premium annuity contract for $339.0 million. Investment-type product charges were $79.5 million for 1999, an increase of $8.1 million, or 11.3%, primarily due to higher sales of single premium annuity contracts and higher product charges from separate account GICs due to higher average account balances resulting from sales. Investment-type product charges were .65% and .59% of average fee-based policy reserves in 1999 and 1998, respectively. The increase primarily reflects higher expense charges on participating contracts and the recognition of fee income upon the sale of single premium annuity contracts and separate account GICs. Net investment income increased $105.1 million, or 6.7%, in 1999 compared to 1998, primarily as a result of a higher level of average invested assets backing spread-based products. Average invested assets backing spread-based products increased $1,924.5 million, or 12.7%, to $17,076.3 million in 1999 from $15,151.8 million in 1998. The average investment yield on these invested assets declined to 8.10% in 1999 compared to 8.18% in 1998, reflecting the reinvestment of proceeds from higher-yielding fixed maturities into relatively lower-yielding securities. Realized investment losses associated with our short-term funding agreements, which were terminated in 1999, improved $6.5 million in 1999 primarily due to a narrowing of interest rate spreads on mortgage-backed securities and corporate bonds relative to U.S. Treasury securities, resulting in higher prices upon the sale of the securities in 1999 as compared to 1998.

      Total benefits and expenses increased $371.6 million, or 24.3%, to $1,900.2 million in 1999 from $1,528.6 million in 1998. The increase was primarily due to a $373.9 million increase in benefits to policyholders as a result of increased sales of single premium annuity contracts. Benefits to policyholders also includes interest credited on account balances for spread-based products, which was $1,118.3 million in 1999, an increase of $69.2 million, or 6.6%, from $1,049.1 million in 1998. The increase was primarily due to an increase in average account balances for spread-based products of $1,356.7 million to $16,429.1 million in 1999 from $15,072.4 million in 1998 partially offset by a decline in the average interest credited rate on account balances for spread-based products, which was 6.81% in 1999 compared to 7.21% in 1998. The decline in the average interest credited rate on account balances for spread-based products was primarily due to sales of GICs and funding agreements with lower average interest credited rates. Other operating costs and expenses were $85.7 million in 1999, a decrease of $6.8 million, or 7.3%, from $92.6 million in 1998. The decrease was primarily due to lower guaranty fund assessments. Dividends of $25.9 million in 1999, increased $5.1 million, or 24.5%, from $20.8 million for 1998, reflecting higher earnings on participating contractholders' accounts. The segment's effective tax rate was 31.1% in 1999, as compared to 28.1% in 1998.

Institutional-Investment Management Segment

      The following table presents certain summary financial data relating to the Investment Management Segment for the periods indicated.

                                                     For the Year Ended December 31,
                                                   ----------------------------------
                                                      2000        1999         1998
                                                   ---------   ---------    ---------
                                                            (in millions)
Operating Results:
Revenues
  Net investment income ........................   $    22.7   $    45.9    $    24.1
  Realized investment gains (losses), net (1) ..         3.2         3.5         (4.4)
  Investment management revenues,
    commissions, and other fees ................       186.1       140.2        123.8
  Other revenue ................................          --         0.3          0.4
                                                   ---------   ---------    ---------
    Total revenues .............................       212.0       189.9        143.9

Benefits and expenses
  Other operating costs and expenses ...........       132.7       127.2        117.8
                                                   ---------   ---------    ---------
  Total benefits and expenses ..................       132.7       127.2        117.8

Segment pre-tax operating income (1) ...........        79.3        62.7         26.1

Income taxes ...................................        32.5        25.4         10.7
                                                   ---------   ---------    ---------

Segment after-tax operating income (1) .........        46.8        37.3         15.4

After-tax adjustments: (1)
  Realized investment gains, net ...............         4.4         2.0          0.1
                                                   ---------   ---------    ---------

GAAP Reported:
  Income before cumulative effect of
    accounting change ..........................        51.2        39.3         15.5
  Cumulative effect of accounting change .......          --        (0.1)          --
                                                   ---------   ---------    ---------

Net income .....................................   $    51.2   $    39.2    $    15.5
                                                   =========   =========    =========
Amortization of goodwill, net of tax ...........         0.8         0.7          0.7
                                                   ---------   ---------    ---------
Net Income before amortization of goodwill .....   $    52.0   $    39.9    $    16.2
                                                   =========   =========    =========

Other Data:
Assets under management, end of year (2) .......   $32,651.6   $40,211.7    $39,637.7
                                                   =========   =========    =========

----------
(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

(2) Includes general account cash and invested assets of $106.9 million, $164.5 million, and $88.1 million as of December 31, 2000, 1999, and 1998, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $46.8 million in 2000, an increase of $9.5 million, or 25.5%, from $37.3 million in 1999. The increase was primarily due to higher investment advisory fees.

      Total revenues increased $22.1 million, or 11.6%, to $212.0 million in 2000 from $189.9 million in 1999. Net investment income was $22.7 million in 2000, a decrease of $23.2 million from $45.9 million for 1999. The decrease in net investment income was partially due to the purchased equity interest in collateralized bond obligations by other business segments of $31.7 million. Offsetting this decrease was a $7.8 million increase in interest income on mortgage loans held for sale. Investment management revenues, commissions, and other fees increased $45.9 million, or 32.7% in 2000, due primarily to an increase investment advisory fees, which increased $47.0 million to $180.6 million compared to $133.6 million reported in 1999. The increase in investment advisory fees was primarily due to the $45.3 million in incentive fee receipts in connection with the restructuring of timber management contracts and $15.3 million in performance fees earned by the mezzanine fund manager. Investment advisory fees were .50% and .34% of average advisory assets under management in 2000 and 1999, respectively. Mortgage origination and servicing fees were $5.4 million compared to $6.6 million in 1999. Realized investment gains decreased $0.3 million due to lower securitization activity in 2000.

      Other operating costs and expenses were $132.7 million in 2000, an increase of $5.5 million, or 4.3%, from $127.2 million in 1999. The increase was primarily due to $15.7 million in incentive compensation payments related to the receipt of incentive fees on timber management contracts and $9.1 million in performance fees paid for the management of the mezzanine fund. Offsetting these increases was a $19.8 million transfer of expenses on equity interest in collateralized bond obligations to the other business segments owning these assets. The segment's effective tax rate on operating income was 41.0% in 2000 and 1999. The effective tax rate for the Investment Management Segment is higher than our other business segments due to the state tax on certain subsidiaries.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Segment after-tax operating income was $37.3 million in 1999, an increase of $21.9 million, or 142.2%, from $15.4 million in 1998. The increase was primarily due to higher investment advisory fees resulting from an increase in average assets under management and higher realized investment gains on sales of mortgage loans.

      Total revenues increased $46.0 million, or 32.0%, to $189.9 million in 1999 from $143.9 million in 1998. Net investment income was $45.9 million in 1999, an increase of $21.8 million from $24.1 million for 1998. The increase in net investment income was due to a higher level of average invested assets due to the formation of a collateralized bond obligation in the fourth quarter of 1998. Investment management revenues, commissions, and other fees increased $16.4 million, or 13.2%, in 1999, primarily due to an increase in investment advisory fees, which increased $18.3 million to $133.6 million in 1999 compared to $115.3 million in 1998. The increase in investment advisory fees was primarily due to a higher level of average assets under management, which increased $4,824.5 million, or 13.5%, to $40,554.7 million in 1999 from $35,730.2 million in 1998. Investment advisory fees were .33% and .32% of average advisory assets under management in 1999 and 1998, respectively. This increase primarily reflects the receipt of a fee in connection with the termination of a timber management contract. Mortgage origination and servicing fees were $6.6 million in 1999 compared to $8.5 million in 1998. Realized investment gains increased $7.9 million in 1999 primarily due to a narrowing of interest rate spreads in 1999, as compared to 1998, on mortgage loans held for sale.

      Other operating costs and expenses were $127.2 million in 1999, an increase of $9.4 million, or 8.0%, from $117.8 million in 1998. The increase was primarily due to a $6.7 million increase in interest expense in connection with our collateralized bond obligation. Other operating costs and expenses were 0.22% and 0.24% of average advisory assets under management in 1999 and 1998, respectively. The segment's effective tax rate was 41.0% in 1999 and 1998.

Corporate and Other Segment

      The following table presents certain summary financial data relating to the Corporate and Other Segment for the periods indicated.

                                                 For the Year Ended December 31,
                                                 -------------------------------
                                                   2000       1999       1998
                                                 -------    -------    -------
                                                         (in millions)
Operating Results:
Segment after-tax operating income (loss):(1)
  International insurance operations ..........  $  32.2    $  26.0    $  25.3
  Corporate operations ........................     62.7       31.2        8.7
  Non-core businesses .........................      7.6       10.6       22.3
                                                 -------    -------    -------
    Total .....................................    102.5       67.8       56.3

After-tax adjustments (1):
  Realized investment gains (losses), net .....     93.5      (42.1)      15.4
  Class action lawsuit ........................       --      (91.1)    (150.0)
  Restructuring charges .......................     (1.3)      (0.5)        --
  Demutualization expenses ....................     (9.4)      (3.2)      (0.5)
  Other demutualization related costs .........     (0.2)      (0.2)        --
  Workers' compensation reinsurance reserve ...       --     (133.7)        --
  Surplus tax .................................     18.1       (2.2)       1.5
                                                 -------    -------    -------
    Total after-tax adjustments ...............    100.7     (273.0)    (133.6)
                                                 -------    -------    -------
GAAP Reported:
Net (loss) income .............................  $ 203.2    $(205.2)   $ (77.3)
                                                 =======    =======    =======
Amortization of goodwill, net of tax ..........      8.6        1.2        0.9
                                                 -------    -------    -------
Net (loss) income before amortization
  of goodwill .................................  $ 211.8    $(204.0)   $ (76.4)
                                                 =======    =======    =======

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income from international insurance operations was $32.2 million for 2000, an increase of $6.2 million from $26.0 million for 1999. On October 1, 1999, The Maritime Life Assurance Company (Maritime), our Canadian subsidiary, purchased Aetna Holdings Canada Limited (Aetna). Accordingly, Aetna's results of operations are included with Maritime's from the date of the acquisition. The increase in segment after-tax operating income primarily resulted from the inclusion of Aetna's operations for a full year in 2000 compared to one quarter in 1999.

      Segment after-tax operating income from corporate operations was $62.7 million in 2000, an increase of $31.5 million from $31.2 million in 1999. During the fourth quarter of 1999, a corporate account was formed and all corporate type assets, including certain tax advantaged assets, were moved from the other segments to the Corporate and Other Segment. Tax credits, associated with the tax advantaged assets, were $15.9 million in 2000 and $0.5 million in 1999. In addition, as part of this move, the group pension participating contractholders were reimbursed at fair market value for these contracts. Because of this transaction, in 2000 there was no longer a need to credit participating policyholders with a share of the change in these assets which amounted to a charge to this segment of $13.7 million for the first nine months of 1999.

      Segment after-tax operating income from non-core businesses was $7.6 million in 2000, a decrease of $3.0 million from $10.6 million in 1999. The decrease was due primarily to lower net investment income resulting from the previously described disposals.

      Amortization of goodwill increased $7.4 million in 2000, as compared to 1999, due to the acquisition of Aetna in the fourth quarter of 1999.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Segment after-tax operating income from international insurance operations was $26.0 million for 1999, an increase of $0.7 million from $25.3 million for 1998. On October 1, 1999, The Maritime Life Assurance Company (Maritime), our Canadian subsidiary, purchased Aetna Holdings Canada Limited (Aetna). Accordingly, Aetna's results of operations are included with Maritime's from the date of the acquisition. The increase in segment after-tax operating income primarily resulted from the inclusion of Aetna's after-tax operating income of $5.2 million partially offset by a decrease in Maritime's after-tax operating income due to unfavorable group claims experience.

      Segment after-tax operating income from corporate operations was $31.2 million in 1999, an increase of $22.5 million from $8.7 million in 1998. The increase was primarily due to a $13.7 million decrease in unallocated corporate overhead and expenses associated with the disposed businesses and higher net investment income due to a higher level of corporate purpose assets. During the fourth quarter of 1999, a corporate account was formed and all corporate type assets were removed from the business units to the Corporate and Other Segment. As part of this move, the group pension participating contractholders were reimbursed at fair market value for these contracts. Because of this transaction, there was no longer a need to calculate the participating policyholders share of the change in these assets. As a result, 1999's segment after-tax operating income includes a charge for this item for nine months versus a full year in 1998, an improvement of $9.4 million.

      Segment after-tax operating income from non-core businesses was $10.6 million in 1999, a decrease of $11.7 million from $22.3 million in 1998. The decrease was due primarily to lower net investment income resulting from the previously described disposals.

      Amortization of goodwill increased $0.3 million in 1999, as compared to 1998, due to the acquisition of Aetna in 1999 partially offset by completing the amortization period for Investors Guaranty Life Insurance Company in 1998.

General Account Investments

      On the effective date of the Plan of Reorganization, the Company's invested assets were allocated between the closed block and operations outside the closed block. In view of the similar asset quality characteristics of the major asset categories in the two portfolios, the invested assets in the closed block have been combined with the Company's invested assets outside the closed block for purposes of the following discussion and analysis.

Overall Composition of the General Account

      Invested assets, excluding separate accounts, totaled $52.2 billion and $48.7 billion as of December 31, 2000 and December 31, 1999, respectively. The most significant difference between the portfolio composition as of December 31, 2000 compared to December 31, 1999 is the growth of cash and cash equivalents. This is primarily the result of the sale of approximately $850 million of non-participating pension contracts in December 2000, which had yet to be placed in permanent investments as of the end of the year.

                                                As of December 31,
                                   -------------------------------------------
                                          2000                   1999
                                   ------------------    ---------------------
                                   Carrying      % of    Carrying      % of
                                     Value      Total      Value       Total
                                   ------------------    ---------------------
                                       (in millions)        (in millions)
Fixed maturity securities (1) ..   $32,573.4     62.4%   $30,869.9     63.5%
Mortgage loans (2) .............    10,900.0     20.9     10,736.4     22.0
Real estate ....................       519.0      1.0        548.5      1.1
Policy loans (3) ...............     1,969.2      3.8      1,938.8      4.0
Equity securities ..............     1,372.3      2.6      1,316.2      2.7
Other invested assets ..........     1,393.7      2.6      1,311.1      2.7
Short-term investments .........       214.0      0.4        166.9      0.3
Cash and cash equivalents (4) ..     3,280.0      6.3      1,817.9      3.7
                                   ---------    -----    ---------    -----
  Total invested assets ........   $52,221.6    100.0%   $48,705.7    100.0%
                                   =========    =====    =========    =====

(1) In addition to bonds, the fixed maturity security portfolio contains redeemable preferred stock with a carrying value of $735.3 million and $631.9 million as of December 31, 2000 and December 31, 1999, respectively. Carrying value is composed of investments categorized as 'held-to-maturity,' which are carried at amortized cost, and investments categorized as 'available-for-sale,' which are carried at fair value. The total fair value of our fixed maturity security portfolio was $32,393.5 and $30,518.0 million, at December 31, 2000 and December 31, 1999, respectively.

(2) The fair value for our mortgage loan portfolio was $11,359.6 million and $10,685.2 million as of December 31, 2000 and December 31, 1999, respectively.

(3) Policy loans are secured by the cash value of the underlying life insurance policies and do not mature in a conventional sense, but expire in conjunction with the related policy liabilities.

(4) Cash and cash equivalents are included in total invested assets in the table above for the purposes of calculating yields on the income producing assets for the Company. Cash and cash equivalents are not considered part of Total Investments of the Company of $48,941.6 million and $46,887.8 million at December 31, 2000 and December 31, 1999, respectively. Closed block Total Investments of $8,203.2 million as of December 31, 2000 are presented in closed block assets on the Consolidated Balance Sheets but remain part of the Company's total invested assets.

      Consistent with the nature of our product liabilities, our assets are heavily oriented toward fixed maturity securities. We determine the allocation of our assets primarily on the basis of cash flow and return requirements of our products and secondarily by the level of investment risk.

Fixed Maturity. Securities Our fixed maturity securities portfolio is predominantly comprised of low risk, investment grade, publicly and privately traded corporate bonds and senior tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS). Our fixed maturity securities portfolio also includes redeemable preferred stock. As of December 31, 2000, fixed maturity securities represented 62.4% of general account investment assets with a carrying value of $32.6 billion, roughly comprised of 50% public securities and 50% private securities. Each year we direct the majority of our net cash inflows into investment grade fixed maturity securities. We typically invest between 5% and 15% of funds allocated to fixed maturity securities in below-investment-grade bonds while maintaining our policy to limit the overall level of these bonds to no more than 10% of invested assets. Allocations are based on our assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. While the general account has profited from the below-investment-grade asset class in the past, care is taken to manage its growth strategically by limiting its size relative to our total invested assets.

      The following table shows the composition by issuer of our fixed maturity securities portfolio.

                     Fixed Maturity Securities -- By Issuer

                                                    As of December 31,
                                         --------------------------------------
                                                2000                 1999
                                         -----------------    -----------------
                                         Carrying    % of     Carrying    % of
                                           Value     Total      Value     Total
                                         -----------------    -----------------
                                            (in millions)        (in millions)
Corporate securities .................   $25,193.6    77.4%   $23,590.4    76.4%
MBS/ABS ..............................     5,483.5    16.8      5,288.4    17.1
U.S. Treasury securities and
obligations of
  U.S. government agencies ...........       205.8     0.6        297.3     1.0
Debt securities issued by foreign
  governments ........................     1,549.9     4.8      1,560.2     5.1
Obligations of states and political
  subdivisions .......................       140.6     0.4        133.6     0.4
                                         ---------   -----    ---------   -----
    Total ............................   $32,573.4   100.0%   $30,869.9   100.0%
                                         =========   =====    =========   =====

      Our MBS and ABS holdings, in keeping with our investment philosophy of tightly managing interest rate risk, are heavily concentrated in commercial MBS where the underlying loans are largely call protected, which means they are not pre-payable without penalty prior to maturity at the option of the issuer, rather than in residential MBS where the underlying loans typically have no call protection. By investing in MBS and ABS securities with relatively predictable repayments, we add high quality, liquid assets to our portfolios without incurring the risk of excessive cash flow in periods of low interest rates or a cash flow deficit in periods of high interest rates. We believe the portion of our MBS/ABS portfolio subject to prepayment risk as of December 31, 2000 and December 31, 1999 was limited to 3.3% and 3.9% of our total MBS/ABS portfolio and 0.6% and 0.7% of our total fixed maturity securities holdings, respectively.

      The securities valuation office (SVO) of the National Association of Insurance Commissioners evaluates all public and private bonds purchased as investments by insurance companies. The SVO assigns one of six investment categories to each security it reviews. Category 1 is the highest quality rating, and Category 6 is the lowest. Categories 1 and 2 are the equivalent of investment grade debt as defined by rating agencies such as S&P and Moody's (i.e., BBB-/Baa3 or higher), while Categories 3-6 are the equivalent of below-investment grade securities. SVO ratings are reviewed and may be revised at least once a year.

      The following table sets forth the SVO ratings for our bond portfolio along with an equivalent S&P rating agency designation. The majority of our bonds are investment grade, with 86.3% invested in Category 1 and 2 securities as of December 31, 2000. As a percent of total invested assets, our below investment grade bonds, at 8.3% as of December 31, 2000, are higher than the American Council of Life Insurers (ACLI) industry average of 5.9%, last published as of December 31, 1999. This allocation reflects our strategy of avoiding the unpredictability of interest rate risk in favor of relying on our bond analysts' ability to better predict credit or default risk. Our bond analysts operate in an industry-based, team-oriented structure that permits the evaluation of a wide range of below investment grade offerings in a variety of industries resulting in a well-diversified high yield portfolio. A majority (64.3%) of our below investment grade bonds are in category 3, the highest quality below investment grade. Category 6 bonds represent securities that were originally acquired as long-term investments, but subsequently became distressed. The fair value of our category 6 bonds was $216.7 million and $168.5 million as of December 31, 2000 and 1999, respectively. For the years ended December 31, 2000, 1999 and 1998, $49.4 million, $24.8 million and $31.2 million of interest on Category 6 bonds has been recognized in income but was delinquent.

                 Fixed Maturity Securities -- By Credit Quality

                                                  As of December 31,
                                    --------------------------------------------
                                            2000                    1999
                                    --------------------     -------------------
    SVO       S&P Equivalent        Carrying       % of      Carrying       % of
Rating (1)   Designation (2)        Value (3)      Total     Value (3)     Total
----------   ---------------        ---------      -----     ---------     -----
                                  (in millions)           (in millions)
   1       AAA/AA/A ............    $14,614.2      45.9%    $14,760.6      48.8%
   2       BBB .................     12,877.8      40.5      11,077.6      36.6
   3       BB ..................      2,793.3       8.8       2,901.8       9.6
   4       B ...................      1,066.4       3.3         868.8       2.9
   5       CCC and lower .......        269.7       0.8         460.7       1.5
   6       In or near default ..        216.7       0.7         168.5       0.6
                                    ---------     -----     ---------     -----
           Total ...............    $31,838.1     100.0%    $30,238.0     100.0%
                                    =========     =====     =========     =====

(1) With respect to securities that are awaiting an SVO rating, we have assigned a rating based on an analysis that we believe is equivalent to that used by the SVO.

(2) Comparisons between SVO and S&P ratings are published by the National Association of Insurance Commissioners.

(3) Does not include redeemable preferred stock with a carrying value of $735.3 million and $631.9 million as of December 31, 2000 and 1999, respectively.

Mortgage Loans. As of December 31, 2000, we held mortgage loans with a carrying value of $10.9 billion, including $2.5 billion of agricultural loans and $1.2 billion of loans managed by our Canadian subsidiary, The Maritime Life Assurance Company, of which $0.6 billion are government-insured by the Canada Mortgage and Housing Corporation (CMHC).

      The following table shows the distribution of our mortgage loan portfolio by property type as of the dates indicated. Our commercial mortgage loan portfolio consists primarily of non-recourse fixed-rate mortgages on fully, or nearly fully, leased commercial properties.

                                                As of December 31,
                                    --------------------------------------------
                                            2000                   1999
                                    --------------------   --------------------
                                      Carrying     % of      Carrying     % of
                                        Value      Total       Value      Total
                                        -----      -----       -----      -----
                                    (in millions)          (in millions)
Apartment ........................    $ 2,393.1     22.0%    $ 2,493.7     23.2%
Office Buildings .................      2,465.1     22.6       2,552.2     23.7
Retail ...........................      1,623.7     14.9       1,844.8     17.2
Agricultural .....................      2,511.1     23.0       1,893.0     17.6
Industrial .......................        905.8      8.3       1,006.5      9.4
Hotels ...........................        414.7      3.8         425.5      4.0
Multi-Family .....................         71.8      0.7          80.7      0.8
Mixed Use ........................        274.7      2.5         140.2      1.3
Other ............................        240.0      2.2         299.8      2.8
                                      ---------    -----     ---------    -----
    Total ........................    $10,900.0    100.0%    $10,736.4    100.0%
                                      =========    =====     =========    =====

      The following table shows the distribution of our mortgage loan portfolio by geographical region.

                        Mortgage Loans -- By ACLI Region

                                               As of December 31,
                                ------------------------------------------------
                                            2000                   1999
                                --------------------------    ------------------
                                 Number   Carrying   % of     Carrying    % of
                                of Loans    Value    Total      Value     Total
                                --------    -----    -----      -----     -----
                                       (in millions)        (in millions)
East North Central ...........     153   $ 1,101.0    10.1%   $ 1,108.2    10.3%
East South Central ...........      41       530.4     4.9%       299.0     2.8%
Middle Atlantic ..............     115     1,481.3    13.6%     1,676.3    15.6%
Mountain .....................      96       401.9     3.7%       355.5     3.3%
New England ..................     129       838.6     7.7%       896.5     8.4%
Pacific ......................     289     1,969.5    18.0%     2,119.0    19.7%
South Atlantic ...............     206     2,048.6    18.8%     1,927.2    18.0%
West North Central ...........      70       368.2     3.4%       377.3     3.5%
West South Central ...........     151       817.2     7.5%       742.9     6.9%
Canada .......................     883     1,343.3    12.3%     1,234.5    11.5%
                                 -----   ---------   -----    ---------   -----
     Total ...................   2,133   $10,900.0   100.0%   $10,736.4   100.0%
                                 =====   =========   =====    =========   =====

      The allowance for losses on mortgage loans on real estate and real estate to be disposed of is maintained at a level that we believe to be adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on past experience, known and inherent risks, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying security, the general composition of the portfolio, current economic conditions and other factors. This evaluation is inherently subjective and is susceptible to significant changes and no assurance can be given that the allowances taken will in fact be adequate to cover all losses or that additional valuation allowances or asset write-downs will not be required in the future. The portion of the investment valuation allowance for our mortgage loan portfolio was $83.5 million, or 0.8% of carrying value before reserves and $110.4 million, or 1.0% of carrying value before reserves as of December 31, 2000 and 1999, respectively. The portion of the investment valuation allowance for our real estate to be disposed of was $43.5 million, or 7.7% of carrying value before reserves and $58.1 million, or 9.6% of carrying value before reserves as of December 31, 2000 and 1999, respectively.

Investment Results

      The following table summarizes the Company's investment results for the periods indicated. Overall, the yield, net of investment expenses, on our general account portfolio increased from the year ended December 31, 1999. The improved yield was primarily generated by favorable interest rates achieved on our 2000 fixed maturity security acquisitions. In particular, 2000 bond acquisitions benefited from a combination of higher U.S. Treasury rates and relatively wide spreads in both the public and private sectors. While interest rates declined substantially during the fourth quarter of 2000, they were well above 1999 rates on a full calendar year basis. The average 10-year U.S. Treasury rate in 2000 was 34 basis points higher than the average 10-year U.S. Treasury rate in 1999.

                                                           For the Year Ended
                                                               December 31,
                                                  --------------------------------------
                                                        2000                1999
                                                  Yield     Amount     Yield     Amount
                                                  --------------------------------------
                                                         (in millions)        (in millions)
General account assets-excluding policy loans
  Gross income................................     8.27%   $ 4,011.9    8.42%   $ 3,811.3
  Ending assets-excluding policy loans........              50,252.4             46,766.9

Policy loans
  Gross income................................     6.07%       118.6    5.75%       109.8
Ending assets.................................               1,969.2              1,938.8
  Total gross income..........................     8.19%     4,130.5    8.31%     3,921.1
    Less: investment expenses.................                (267.5)              (347.1)
                                                           ---------            ---------
      Net investment income...................     7.66%   $ 3,863.0    7.57%   $ 3,574.0
                                                           =========            =========

(1) Total Company net investment income of $3,863.0 million is discussed in this Management's Discussion and Analysis, which includes net investment income of $3,271.4 million in the consolidated statements of income and $591.6 million in Note 5 -- Closed Block to the audited consolidated financial statements for the year ended December 31, 2000.

Liquidity and Capital Resources

      Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. John Hancock Financial Services, Inc. is an insurance holding company. The assets of JHFS consist of the outstanding capital stock of John Hancock Life Insurance Company (the Life Company) and a portion of the net proceeds of our initial public offering (the offering), and investments in international subsidiaries. The amount of net proceeds retained by JHFS was $105.7 million. JHFS cash flow consists of dividends from its subsidiaries and investment returns on the $105.7 million in invested net proceeds of the offering retained by it, offset by expenses. As a holding company, JHFS ability to meet its cash requirements, pay interest on any debt, pay expenses related to its affairs and pay dividends on its common stock substantially depends upon dividends from its subsidiaries.

      State insurance laws generally restrict the ability of insurance companies to pay cash dividends in excess of prescribed limitations without prior approval. The Life Company's limit is the greater of 10% of the statutory surplus or the prior calendar year's statutory net gain from operations of the Life Company. The ability of the Life Company, JHFS' primary operating subsidiary, to pay shareholder dividends is and will continue to be subject to restrictions set forth in the insurance laws and regulations of Massachusetts, its domiciliary state. The Massachusetts insurance law limits how and when the Life Company can pay shareholder dividends. The Life Company, in the future, could also be viewed as being commercially domiciled in New York. If so, dividend payments may also be subject to New York's holding company act as well as Massachusetts law. JHFS currently does not expect such regulatory requirements to impair its ability to meet its liquidity and capital needs. However, JHFS can give no assurance it will declare or pay dividends on a regular basis.

      In September, October and December 2000, the Commissioner of Insurance for the Commonwealth of Massachusetts approved, and the Life Company paid, dividends to JHFS in the amount of $200.0 million, $200.0 million and $66.0 million, respectively. None of these dividends were classified as extraordinary by state regulators. The funds from these dividends, together with the net proceeds of the offering, were principally used to repurchase $91.8 million in JHFS common stock and pay $94.3 million in dividends to JHFS common stockholders. JHFS paid a dividend on its common stock of $0.30 per share on December 14, 2000 to shareholders of record as of November 20, 2000. During the fourth quarter of 2000, the Company used $267.2 million from the aforementioned dividends and net proceeds of the offering, to acquire 100% of John Hancock Reinsurance Company and 45% of John Hancock Canadian Holdings from the Life Company, its wholly-owned subsidiary.

      Sources of cash for the Company's insurance subsidiaries are from premiums, deposits and charges on policies and contracts, investment income, maturing investments, and proceeds from sales of investment assets. In addition to the need for cash flow to meet operating expenses, our liquidity requirements relate principally to the liabilities associated with various life insurance, annuity, and structured investment products, and to the funding of investments in new products, processes, and technologies. Product liabilities include the payment of benefits under life insurance, annuity and structured investment products and the payment of policy surrenders, withdrawals and policy loans. The Company periodically adjusts its investment policy to respond to changes in short-term and long-term cash requirements and provide adequate funds to pay benefits without forced sales of investments.

      The liquidity of our insurance operations is also related to the overall quality of our investments. As of December 31, 2000, $27,492.0 million, or 86.4% of the fixed maturity securities held by us and rated by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (S&P) or the National Association of Insurance Commissioners were rated investment grade (BBB or higher by S&P or 1 or 2 by the National Association of Insurance Commissioners). The remaining $4,346.1 million of fixed maturity investments were rated non-investment grade. For additional discussion of our investment portfolio see the General Account Investments section above in this Management's Discussion and Analysis of Financial Condition and Results of Segment Operations.

      We employ an asset/liability management approach tailored to the specific requirements of each of our product lines. Each product line has an investment strategy based on the specific characteristics of the liabilities in the product line. As part of this approach, we develop investment policies and operating guidelines for each portfolio based upon the return objectives, risk tolerance, liquidity, and tax and regulatory requirements of the underlying products and business segments.

      Net cash provided by operating activities was $1,465.5 million, $1,688.3 million, and $1,328.9 million for the years ended December 31, 2000, 1999 and 1998, respectively. The decrease in 2000 compared to 1999 resulted primarily from cash transferred to the closed block of $158.6 million, income attributed to the closed block of $124.1 million, and an increase in purchases of trading securities of $35.1 million, partially offset by an increase in net income of $685.7 million. The increase in 1999 as compared to 1998 resulted primarily from a decrease in benefits paid to policyholders, partially offset by an increase in purchases of trading securities.

      Net cash used in investing activities was $1,538.3 million, $1,996.9 million and $1,339.1 million for the years ended December 31, 2000, 1999, and 1998, respectively. The decrease in cash used in 2000 as compared to 1999 resulted from fewer acquisitions of fixed maturities during the year ended December 31, 2000 than the comparable prior year period, prior year cash payments related to acquisitions and disposals of subsidiaries which did not recur and a decrease in the issuance of mortgage loans on real estate. The increase in net cash used in 1999 as compared to 1998 resulted primarily from net cash paid related to acquisitions and disposals of subsidiaries and a decrease in maturities, prepayments and scheduled redemptions of fixed maturities partially offset by an increase in sales of real estate.

      Net cash provided by financing activities was $1,229.3 million, $250.1 million and $850.0 million, for the years ended December 31, 2000, 1999 and 1998, respectively. The increase in 2000 as compared to 1999 resulted from a reduction in cash payments made on withdrawals of universal life insurance and investment-type contracts. Deposits on such universal life insurance and investment-type contracts exceeded withdrawals by $989.5 million for the year ended December 31, 2000. In addition, the Company generated $1,657.7 million from the issuance of common stock in its IPO, this was partially offset by $1,067.7 million in cash payments to policyholders as a result of the demutualization. The decrease in 1999 as compared to

1998 resulted primarily from cash payments made on withdrawals of universal life insurance and investment-type contracts which exceeded cash received from deposits on such contracts by $221.9 million.

      On October 26, 2000, the Company announced that its Board of Directors authorized a stock repurchase program, with no termination date, under which the Company will purchase up to $500 million of its outstanding common stock. Under the stock repurchase program, purchases will be made from time to time, depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions, and which may be, if deemed appropriate, through a systematic program. Through December 31, 2000, the Company has repurchased 3.0 million shares with a total cost of $91.8 million.

      Cash flow requirements also are supported by a committed line of credit of $1.0 billion. The line of credit agreement provides for two facilities: one for $500 million pursuant to a 364-day commitment (subject to renewal) and a second for $500 million pursuant to a five-year facility. The line of credit is available for general corporate purposes. The line of credit agreement contains various covenants, among these being that shareholders' equity meet certain requirements. To date, we have not borrowed any amounts under the line of credit.

      As of December 31, 2000, we had $779.3 million of debt outstanding consisting of $222.3 million of commercial paper borrowings, $447.2 million of surplus notes, and $109.8 million of other notes payable. A new commercial paper program has been established at JHFS that will ultimately replace the commercial paper program now in place at its indirect subsidiary, John Hancock Capital Corporation. As of December 31, 2000, no commercial paper has been issued by JHFS.

      A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. The following table summarizes our annuity policy reserves and deposit fund liabilities for the contractholder's ability to withdraw funds for the indicated periods:

                                                                           As of December 31,
                                                               ------------------------------------------
                                                                      2000                    1999
                                                               -------------------    -------------------
                                                                 Amount        %        Amount        %
                                                               ----------    ----     ----------    ----
                                                              (in millions)         (in millions)
Not subject to discretionary withdrawal provisions ..........   $21,698.0    72.6%     $19,335.2    70.3%
Subject to discretionary withdrawal adjustment:
   With market value adjustment .............................       824.2     2.8        1,126.3     4.1
   At contract value ........................................     1,877.6     6.3        1,540.6     5.6
Subject to discretionary withdrawal at contract value less
   surrender charge .........................................     5,455.8    18.3        5,496.5    20.0
                                                               ------------------------------------------
Total annuity reserves and deposit funds liability ..........   $29,855.6   100.0%     $27,498.6   100.0%
                                                               ===========================================

      Individual life insurance policies are less susceptible to withdrawal than are annuity contracts because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. As indicated in the table above, there is a substantial percentage of annuity reserves and deposit fund liabilities that are not subject to withdrawal. As a matter of policy, we seek to include provisions limiting withdrawal rights from general account institutional structured investment products. These include GICs and funding agreements sold to plan sponsors where the contract prohibits the contractholder from making withdrawals other than on a scheduled maturity date.

      Individual life insurance policies (other than term life insurance policies) increase in cash values over their lives. Policyholders have the right to borrow from us an amount generally up to the cash value of their policy at any time. As of December 31, 2000, we had approximately $17.1 billion in cash values in which policyholders have rights to policy loans. The majority of cash values eligible for policy loans are at variable interest rates which are reset annually on the policy anniversary. Moreover, a portion of our fixed interest rate policy loans have features that provide for reduced crediting rates on the portion of cash values loaned. The amount of policy loans has remained consistent over the past three years, at approximately $1.9 billion, $1.5 billion of which are in the closed block at December 31, 2000.

      The risk-based capital standards for life insurance companies, as prescribed by the National Association of Insurance Commissioners, establish a risk-based capital ratio comparing adjusted surplus to required surplus for each of our United States domiciled insurance subsidiaries. If the risk-based capital ratio falls outside of acceptable ranges, regulatory action may be taken ranging from increased information requirements to mandatory control by the domiciliary insurance department. The risk-based capital ratios of all our insurance subsidiaries as of December 31, 2000, were above the ranges that would require regulatory action.

      We maintain reinsurance programs designed to protect against large or unusual losses. Based on our review of our reinsurers' financial statements and reputations in the reinsurance marketplace, we believe that our reinsurers are financially sound, and, therefore, that we have no significant exposure to uncollectable reinsurance in excess of uncollectable amounts recognized in our audited consolidated financial statements.

      Given the historical cash flow of our subsidiaries and current financial results, management believes that the cash flow from the operating activities over the next year will provide sufficient liquidity for our operations, as well as to satisfy debt service obligations and to pay other operating expenses. Although we anticipate that we will be able to meet our cash requirements, we can give no assurances in this regard.

Accounting Standards

For a discussion of accounting standards, see Note 1 to our audited consolidated financial statements.

Quantitative and Qualitative Information About Market Risk

Capital Markets Risk Management

      The Company maintains a disciplined, comprehensive approach to managing capital market risks inherent in its business operations. To mitigate these risks, and effectively support Company objectives, investment operations are organized and staffed to focus investment management expertise on specific classes of investments, with particular emphasis placed on private placement markets. In addition, a dedicated unit of asset/liability risk management (ALM) professionals centralizes the implementation of its interest rate risk management program. As an integral component of its ALM program, derivative instruments are used in accordance with risk reduction techniques established through Company policy and with formal approval granted from the New York Insurance Department. The Company's use of derivative instruments is monitored on a regular basis by the Company's Investment Compliance Department and reviewed quarterly with senior management and the Committee of Finance of the Company's wholly-owned subsidiary, John Hancock Life Insurance Company, (the Company's Committee of Finance).

      The Company's principal capital market exposures are credit and interest rate risk, which includes the impact of inflation, although we have certain exposures to changes in equity prices and foreign currency exchange rates. Credit risk pertains to the uncertainty associated with the ability of an obligor or counterparty to continue to make timely and complete payments of contractual principal and/or interest. Interest rate risk pertains to the market value fluctuations that occur within fixed maturity securities or liabilities as market interest rates move. Equity and foreign currency risk pertain to price fluctuations, associated with the Company's ownership of equity investments or non-US dollar denominated investments and liabilities, driven by dynamic market environments.

Credit Risk

      The Company manages the credit risk inherent in its fixed maturity securities by applying strict credit and underwriting standards, with specific limits regarding the proportion of permissible below investment grade holdings. We also diversify our fixed maturity securities with respect to investment quality and credit concentration. Concentrations are monitored with respect to issuer, industry, geographic location, and loan property-type. Where possible, consideration of external measures of creditworthiness, such as ratings assigned by nationally recognized rating agencies, supplement our internal credit analysis. The Company uses simulation models to examine the probability distribution of credit losses to ensure that it can readily withstand feasible adverse scenarios. In addition, the Company periodically examines, on various levels of aggregation, its actual default loss experience on significant asset classes to determine if the losses are consistent with the
(1) levels assumed in product pricing, (2) ACLI loss experience and (3) rating agencies' quality-specific cohort default data. These tests have generally found the Company's aggregate experience to be favorable relative to these external benchmarks and consistent with priced-for-levels.

      As of December 31, 2000, the Company's fixed maturity portfolio was comprised of 86.4% investment grade securities and 13.6% below-investment-grade securities. These percentages are consistent with recent experience and indicative of the Company's long-standing investment philosophy of pursuing moderate amounts of credit risk in anticipation of earning higher expected returns. We believe that credit risk can be successfully managed given our proprietary credit evaluation models and experienced personnel. For additional information regarding the credit quality of the Company's portfolio see Note 2 to our audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Segment Operations.

Interest Rate Risk

      The Company maintains a tightly controlled approach to managing its potential interest rate risk. Interest rate risk arises from many of our primary activities, as we invest substantial funds in interest-sensitive assets to support the issuance of our various interest-sensitive liabilities, primarily within our Protection, Asset Gathering and Guaranteed and Structured Financial Products Segments.

      We manage interest rate sensitive segments of our business, and their supporting investments, under one of two broadly defined risk management methods designed to provide an appropriate matching of assets and liabilities. For guaranteed rate products, where contractual liability cash flows are highly predictable (e.g., GICs or immediate annuities) we apply sophisticated duration-matching techniques to manage the segment's exposure to both parallel and non-parallel yield curve movements. Typically this management technique involves a duration mismatch tolerance of only +/- .05 years, with other measures used for limiting exposure to non-parallel risk. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, should interest rates increase by 100 basis points, the fair value of an asset with a duration of 5 years is expected to decrease in value by approximately 5.0%. For non-guaranteed rate products we apply scenario modeling techniques to develop investment policies with what we believe to be the optimal risk/return tradeoff given our risk constraints. Each scenario is based on near term reasonably possible hypothetical changes in interest rates which illustrate the potential impact of such events.

      We project asset and liability cash flows, and then discount them against credit-specific interest rate curves to attain fair values. Duration is then calculated by re-pricing these cash flows against a modified or "shocked" interest rate curve and evaluating the percentage change in fair value versus the base case. As of December 31, 2000, the fair value of fixed maturity securities and mortgage loans supporting duration-managed liabilities was approximately $24,950 million.

      The risk management method for non-guaranteed rate products, such as whole life insurance or single premium deferred annuities, is less formulaic, but very data intensive, due to the less predictable nature of the liability cash flows. For these products, we manage interest rate risk based on scenario-based portfolio modeling that seeks to identify the most appropriate investment strategy given probable policyholder behavior and liability crediting needs under a wide range of interest rate environments. As of December 31, 2000, the fair value of fixed maturity securities and mortgage loans supporting liabilities managed under this modeling was approximately $18,800 million

Derivative Instruments

      The Company uses a variety of derivative financial instruments, including swaps, caps, floors, and exchange traded futures contracts, in accordance with Company investment policy. Permissible derivative applications include the reduction of economic risk (i.e., hedging) related to changes in yields, prices, cash flows, and currency exchange rates. In addition, certain limited applications of "income generation" are allowed. Examples of this type of use include the purchase of call options to offset the sale of embedded options in Company liability issuance or the purchase of swaptions to offset the purchase of embedded put options in certain investments. The Company does not make a market or trade derivatives for speculative purposes.

      The Company's Investment Compliance Unit monitors all derivatives activity for consistency with internal policies and guidelines. All derivatives trading activity is reported monthly to the Company's Committee of Finance for review, with a comprehensive governance report provided jointly each quarter by the Company's Derivatives Supervisory Officer and Chief Investment Compliance Officer. The table below reflects the Company's derivatives positions hedging interest rate risk as of December 31, 2000. The notional amounts in the table represent the basis on which pay or receive amounts are calculated and are not reflective of credit risk. These fair value exposures represent only a point in time and will be subject to change as a result of ongoing portfolio and risk management activities.

                                               As of December 31, 2000
                             ----------------------------------------------------------------
                                                                    Fair Value
                                         Weighted-    ---------------------------------------
                             Notional  Average Terms   -100 Basis      As of      +100 Basis
                              Amount      (Years)     Point Change    12/31/00   Point Change
                              ------      -------     ------------    --------   ------------
                                     (in millions, except for Weighted-Average Terms)
Interest rate swaps ....     $10,911.2      8.3        $(344.1)      $(185.3)      $(23.3)
CMT swaps ..............         491.3      1.6           (4.6)         (4.4)        (4.3)
Futures contracts (1) ..         602.1      9.1          (28.4)         (0.8)        26.6
Interest rate caps .....         321.6      3.2            0.9           2.0          4.3
Interest rate floors ...       8,328.0      9.4          138.7          59.0         25.1
Swaptions ..............          30.0      4.4           (3.0)         (1.3)        (0.5)
                             ---------                 -------       -------       ------
  Totals ...............     $20,684.2      8.5        $(240.5)      $(130.8)      $ 27.9
                             =========                 =======       =======       ======

----------
(1)   Represents the notional value on open contracts as of December 31, 2000.

      Our non-exchange-traded derivatives are exposed to the possibility of loss from a counterparty failing to perform its obligations under terms of the derivative contract. We believe the risk of incurring losses due to nonperformance by our counterparties is remote. To manage this risk, Company procedures include the (a) on-going evaluation of each counterparty's credit ratings, (b) the application of credit limits and monitoring procedures based on an internally developed, scenario-based risk assessment system, (c) quarterly reporting of each counterparty's "potential exposure", (d) master netting agreements, and (e) the use of collateral agreements. Futures contracts trade on organized exchanges and have effectively no credit risk.

As of December 31, 2000, the Company had outstanding fixed income obligations (in the form of a $450 million Surplus Note) with an aggregate fair value of approximately $436.1 million. Through the application of an interest rate swap overlay this debt has no material sensitivity to interest rate movements.

Equity Risk

      Equity risk is the possibility that we will incur economic losses due to adverse changes in a particular common stock. In order to reduce our exposure to market fluctuations on some of our equity securities, we use equity collar agreements. These equity collar agreements limit the market value fluctuations on their underlying equity securities. Our equity collars are comprised of an equal number of purchased put options and written call options, each with strike rates equidistant from the stock price at the time the contract is established. As of December 31, 2000, the fair value of our equity securities was $1,372.3 million. The fair value of our equity collar agreements as of December 31, 2000 was $4.3 million. A 15% decline in the December 31, 2000 value of the equity securities hedged with the equity collar agreements would result in an unrealized loss of $16.0 million. In certain cases the Company classifies its equity holdings as trading securities. These holdings are marked-to-market through the income statement, creating investment income volatility that is effectively neutralized by changes in corresponding liability reserves.

Foreign Currency Risk

      Foreign currency risk is the possibility that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk arises in part from our international operations and certain foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market. We use currency swap agreements of the same currency to hedge the foreign exchange risk related to our investments and funding agreements denominated in foreign currencies. We also have fixed maturities that are denominated in foreign currencies.We also use derivatives to hedge the foreign currency risk of these securities (both interest and principal payments). At December 31, 2000, the par value of our foreign currency denominated fixed maturity securities was approximately $462 million. The fair value of our currency swap agreements at December 31, 2000 supporting foreign denominated bonds was $11.0 million.

      We estimate that as of December 31, 2000, a 10% immediate change in each of the foreign currency exchange rates to which we are exposed, including the currency swap agreements, would result in no material change to the net fair value of our foreign currency-denominated instruments identified above. The selection of a 10% immediate change in all currency exchange rates should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event. Our largest individual currency exposure is to the Canadian dollar.

      The modeling technique we use to calculate our exposure does not take into account correlation among foreign currency exchange rates or correlation among various markets. Our actual experience may differ from the results noted above due to the correlation assumptions utilized or if events occur that were not included in the methodology, such as significant illiquidity or other market events.

Effects of Inflation

      Inflation has not been a material factor in our operations during the past decade in terms of our investment performance, expenses, or product sales.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
John Hancock Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of John Hancock Financial Services, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the Index at
Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Financial Services, Inc. at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 8, 2001

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                December 31
                                                             2000        1999
                                                           ---------------------
                                                               (in millions)

Assets

Investments - Notes 2 and 3
Fixed maturities:
   Held-to-maturity--at amortized cost
   (fair value: 2000--$11,651.2; 1999--$13,448.4) ......   $11,888.6   $13,800.3
   Available-for-sale--at fair value
   (cost: 2000--$15,829.7; 1999--$17,267.7) ............    16,061.9    17,069.6
Equity securities:
   Available-for-sale--at fair value
   (cost: 2000--$870.6; 1999--$1,088.1) ................     1,134.4     1,232.1
   Trading securities--at fair value
   (cost: 2000--$193.4; 1999--$53.8) ...................       231.6        84.1
Mortgage loans on real estate ..........................     8,969.4    10,736.4
Real estate ............................................       519.0       548.5
Policy loans ...........................................       428.6     1,938.8
Short-term investments .................................       151.9       166.9
Other invested assets ..................................     1,353.0     1,311.1
                                                           ---------------------

   Total Investments ...................................    40,738.4    46,887.8

Cash and cash equivalents ..............................     2,974.4     1,817.9
Accrued investment income ..............................       586.9       654.5
Premiums and accounts receivable .......................       210.8       215.6
Deferred policy acquisition costs ......................     2,528.1     3,234.9
Reinsurance recoverable - Note 8 .......................     1,958.6     1,872.6
Other assets ...........................................     2,191.3     1,724.8
Closed block assets - Note 5 ...........................     9,710.0          --
Separate accounts assets ...............................    26,454.8    28,047.6
                                                           ---------------------

   Total Assets ........................................   $87,353.3   $84,455.7
                                                           =====================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                        December 31
                                                                     2000         1999
                                                                   ----------------------
                                                                       (in millions)
Liabilities and Shareholders' Equity

Liabilities
Future policy benefits .........................................   $22,996.4    $31,106.2
Policyholders' funds ...........................................    15,741.1     15,562.3
Unearned revenue ...............................................       671.3        490.2
Unpaid claims and claim expense reserves .......................       253.7        358.9
Dividends payable to policyholders .............................       130.8        472.8
Short-term debt - Note 6 .......................................       245.3        453.8
Long-term debt - Note 6 ........................................       534.0        536.9
Income taxes - Note 4 ..........................................       431.3        159.2
Other liabilities ..............................................     1,986.0      2,383.2
Closed block liabilities - Note 5 ..............................    12,035.9           --
Separate accounts liabilities ..................................    26,454.8     28,047.6
                                                                   ----------------------

   Total Liabilities ...........................................    81,480.6     79,571.1

Minority interest - Note 7 .....................................        93.5         93.5

Commitments and contingencies - Note 10

Shareholders' Equity - Note 11
Common stock, $.01 par value; 2.0 billion shares authorized;
315.0 million shares issued, 312.0 million shares outstanding ..         3.2           --
Additional paid in capital .....................................     5,086.4           --
Retained earnings ..............................................       700.6      4,825.0
Accumulated other comprehensive income (loss) ..................        80.8        (33.9)
Treasury stock, at cost (3.0 million
shares) ........................................................       (91.8)          --
                                                                   ----------------------
   Total Shareholders' Equity ..................................     5,779.2      4,791.1
                                                                   ----------------------

   Total Liabilities and Shareholders' Equity ..................   $87,353.3    $84,455.7
                                                                   ======================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Year Ended December 31
                                                                                      2000       1999        1998
                                                                                    -------------------------------
                                                                                            (in millions)
Revenues
  Premiums ......................................................................   $2,587.1   $2,717.5    $2,197.9
  Universal life and investment-type product charges ............................      749.3      703.5       597.0
  Net investment income - Note 2 ................................................    3,271.4    3,574.0     3,330.7
  Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts credited to
    participating pension contractholders ($6.0, $85.8 and
    $120.3, respectively) - Notes 1, 2 and 12 ...................................       83.2      175.1       106.4
  Investment management revenues, commissions and other fees ....................      764.8      680.9       659.7
  Other revenue .................................................................       18.2        6.5        10.3
  Contribution from the closed block - Note 5 ...................................      124.1         --          --
                                                                                    -------------------------------
     Total revenues .............................................................    7,598.1    7,857.5     6,902.0

Benefits and expenses
  Benefits to policyholders, excluding amounts related to net realized investment gains credited to participating pension contractholders ($6.9,
    $35.3, $79.1, respectively)
    - Notes 1, 2 and 12 .........................................................    4,457.1    5,418.4     4,152.0
  Other operating costs and expenses ............................................    1,596.4    1,412.3     1,383.0
  Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment gains (losses) ($(0.9),
    $50.5 and $41.2, respectively) - Notes 1, 2 and 12 ..........................      191.6      166.8       249.7
  Dividends to policyholders ....................................................      157.3      501.6       473.2
  Demutualization expenses ......................................................       10.6       96.2        18.0
                                                                                    -------------------------------
     Total benefits and expenses ................................................    6,413.0    7,595.3     6,275.9
                                                                                    -------------------------------

Income before income taxes and cumulative effect
  of accounting change ..........................................................    1,185.1      262.2       626.1

Income taxes - Note 4 ...........................................................      346.2       99.3       177.6
                                                                                    -------------------------------
Income before cumulative effect of accounting change ............................      838.9      162.9       448.5

Cumulative effect of accounting change, net of tax - Note 1 .....................         --       (9.7)         --
                                                                                    -------------------------------

Net income ......................................................................   $  838.9   $  153.2    $  448.5
                                                                                    ===============================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                                      Pro forma (unaudited)

                                                              For the Period         Year Ended December 31
                                                            February 1 through      ------------------------
(in millions, except per share data)                        December 31, 2000        2000              1999
============================================================================================================
Basic earnings per common share:
     Income before cumulative effect
          of accounting change .......................            $ 2.53            $ 2.67            $ 0.52

     Cumulative effect of accounting
          change .....................................                --                --              0.03
                                                                  ------------------------------------------

      Net income .....................................            $ 2.53            $ 2.67            $ 0.49
------------------------------------------------------------------------------------------------------------
Diluted earnings per common share:
     Income before cumulative effect
          of accounting change .......................            $ 2.51            $ 2.65            $ 0.52

     Cumulative effect of accounting
         change ......................................                --                --              0.03
                                                                  ------------------------------------------

      Net income .....................................            $ 2.51            $ 2.65            $ 0.49
------------------------------------------------------------------------------------------------------------
Weighted-average shares used in basic earnings
     per common share calculations ...................             314.5             314.5             314.8

Dilutive securities
    Stock options ....................................               1.5               1.5                --
    Non-vested stock .................................               0.2               0.2                --
                                                                  ------------------------------------------

Weighted-average shares used in diluted earnings
     per common share calculations ...................             316.2             316.2             314.8
------------------------------------------------------------------------------------------------------------

Cash dividends paid per common share .................            $ 0.30                --                --
============================================================================================================

The unaudited pro forma information above gives effect to the Reorganization and Initial Public Offering referred to in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                         EQUITY AND COMPREHENSIVE INCOME

                                                 Additional                Accumulated Other                Total      Outstanding
                                                  Paid In     Retained       Comprehensive   Treasury   Shareholders'     Shares
                                   Common Stock   Capital     Earnings       Income (Loss)     Stock       Equity     (in thousands)
                                   -------------------------------------------------------------------------------------------------
                                                            (in millions)
Balance at January 1, 1998 .......      --           --       $4,223.3          $ 446.8          --        $4,670.1         --

Comprehensive income:
  Net income .....................      --           --          448.5                                        448.5
  Other comprehensive income,
     net of tax: .................      --           --
     Net unrealized gains (losses)      --           --                          (148.6)                     (148.6)
     Foreign currency translation
        adjustment ...............      --           --                            (6.0)                       (6.0)
     Minimum pension liability ...      --           --                            (8.8)                       (8.8)
                                                                                                         ------------
Comprehensive income .............      --           --                                                       285.1
                                   -------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .....      --           --        4,671.8            283.4          --         4,955.2         --

Comprehensive income:
  Net income .....................      --           --          153.2                                        153.2
  Other comprehensive income,
     net of tax: .................      --           --
     Net unrealized gains (losses)      --           --                          (311.3)                     (311.3)
     Foreign currency translation
        adjustment ...............      --           --                            16.9                        16.9
     Minimum pension liability ...      --           --                           (22.9)                      (22.9)
                                                                                                         ------------
Comprehensive income .............      --           --                                                      (164.1)
                                   -------------------------------------------------------------------------------------------------
Balance at December 31, 1999 .....      --           --       $4,825.0          $ (33.9)         --        $4,791.1         --

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                 EQUITY AND COMPREHENSIVE INCOME -- (CONTINUED)

                                                    Additional                 Accumulated Other
                                                      Paid In      Retained      Comprehensive
                                      Common Stock    Capital      Earnings      Income (Loss)
                                      -----------------------------------------------------------
                                                                (in millions)
Balance at December 31, 1999 ........         --            --     $4,825.0        $  (33.9)

Demutualization transaction .........       $2.2      $3,369.8     (4,869.0)
Initial public offering .............        1.0       1,656.7
Additional paid in capital ..........                     56.4
Restricted stock issued .............         --           4.2
Options exercised ...................         --            --
Forfeitures of restricted stock .....         --          (0.7)

Comprehensive income:
  Net income before demutualization .                                  44.0
  Net income after demutualization ..                                 794.9
                                                                  ----------
     Net income for the year ........                                 838.9

  Other comprehensive income,
     net of tax:
     Net unrealized gains (losses) ..                                                 125.6
     Foreign currency translation
        adjustment ..................                                                 (19.1)
     Minimum pension liability ......                                                   8.2

Comprehensive income ................

Treasury stock acquired .............
Dividends paid to shareholders ......                                 (94.3)
                                      -----------------------------------------------------------
Balance at December 31, 2000 ........       $3.2      $5,086.4     $  700.6        $   80.8
                                      ===========================================================

                                                      Total        Outstanding
                                       Treasury   Shareholders'      Shares
                                         Stock       Equity      (in thousands)
                                      -----------------------------------------
Balance at December 31, 1999 ........         --      $4,791.1           --

Demutualization transaction .........                 (1,497.0)     212,786.5
Initial public offering .............                  1,657.7      102,000.0
Additional paid in capital ..........                     56.4
Restricted stock issued .............                      4.2          291.0
Options exercised ...................                       --            0.2
Forfeitures of restricted stock .....                     (0.7)         (50.8)

Comprehensive income:
  Net income before demutualization .                     44.0
  Net income after demutualization ..                    794.9
                                                     ----------
     Net income for the year ........                    838.9

  Other comprehensive income,
     net of tax:
     Net unrealized gains (losses) ..                    125.6
     Foreign currency translation
        adjustment ..................                    (19.1)
     Minimum pension liability ......                      8.2

Comprehensive income ................                    953.6

Treasury stock acquired .............     $(91.8)        (91.8)      (3,038.0)
Dividends paid to shareholders ......                    (94.3)
                                      -----------------------------------------
Balance at December 31, 2000 ........     $(91.8)     $5,779.2      311,988.9
                                      =========================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Year Ended December 31
                                                                         2000        1999         1998
                                                                      -----------------------------------
                                                                                 (in millions)
Cash flows from operating activities:
   Net income .....................................................   $   838.9   $    153.2   $    448.5
      Adjustments to reconcile net income to net cash
         provided by operating activities:
            Amortization of discount - fixed maturities ...........      (121.8)       (77.9)       (55.6)
            Realized investment gains, net ........................       (83.2)      (175.1)      (106.4)
            Change in deferred policy acquisition costs ...........      (381.4)      (317.3)      (206.9)
            Depreciation and amortization .........................        98.6         74.3         90.2
            Net cash flows from trading securities ................      (147.5)       (16.2)         4.2
            (Increase) decrease in accrued investment income ......       (68.5)      (118.0)        21.3
            Decrease in premiums and accounts
             receivable ...........................................         0.8         11.8        131.3
            Increase in other assets and other liabilities, net ...      (617.3)      (118.1)      (362.8)
            Increase in policy liabilities and accruals, net ......     1,789.9      2,253.6      1,347.4
            Loss on sale of subsidiaries ..........................          --         21.3           --
            Increase (decrease) in income taxes ...................       439.7         (3.3)        17.7
            Initial cash transferred to the closed block ..........      (158.6)          --           --
            Contribution from the closed block ....................      (124.1)          --           --
                                                                      -----------------------------------

               Net cash provided by operating activities ..........     1,465.5      1,688.3      1,328.9

Cash flows from investing activities:
  Sales of:
    Fixed maturities held-to-maturity .............................          --         28.7          8.5
    Fixed maturities available-for-sale ...........................     4,896.8      9,824.0     21,079.2
    Equity securities available-for-sale ..........................       742.9        182.7        249.2
    Real estate ...................................................        66.4      1,286.3        640.3
    Short-term investments and other invested assets ..............       101.9        764.4        926.3
  Maturities, prepayments and scheduled redemptions of:
    Fixed maturities held-to-maturity .............................     1,564.0      1,777.1      2,166.9
    Fixed maturities available-for-sale ...........................     1,466.2      1,880.3      2,162.3
    Short-term investments and other invested assets ..............       459.9        311.8         79.4
    Mortgage loans on real estate .................................     1,432.8      1,509.0      1,849.8
  Purchases of:
    Fixed maturities held-to-maturity .............................    (1,860.8)    (2,725.2)    (2,428.5)
    Fixed maturities available-for-sale ...........................    (7,553.0)   (12,728.5)   (24,154.7)
    Equity securities available-for-sale ..........................      (549.2)      (386.0)      (384.5)
    Real estate ...................................................       (46.0)      (197.2)      (152.0)
    Short-term investments and other invested assets ..............      (818.5)      (715.4)    (1,103.0)
    Mortgage loans on real estate issued ..........................    (1,605.8)    (2,414.1)    (2,265.3)
    Cash received related to acquisition of business ..............       141.3           --           --
  Net cash paid related to sale of subsidiaries ...................          --       (206.5)          --
  Net cash paid for acquisition of subsidiary .....................          --       (200.4)          --
  Other, net ......................................................        22.8         12.1        (13.0)
                                                                      -----------------------------------

            Net cash used in investing activities .................    (1,538.3)    (1,996.9)    (1,339.1)

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                               Year Ended December 31
                                                                           2000         1999         1998
                                                                        -----------------------------------
                                                                                   (in millions)
Cash flows from financing activities:
  Issuance of common stock ..........................................   $ 1,714.1           --           --
  Payments to eligible policyholders under Plan of Reorganization ...    (1,076.7)          --           --
  Acquisition of treasury stock .....................................       (91.8)          --           --
  Dividends paid on common stock ....................................       (94.3)          --           --
  Proceeds from issuance of preferred stock .........................          --    $    68.2           --
  Universal life and investment-type contract deposits ..............     8,148.3      8,365.9    $ 8,214.8
  Universal life and investment-type contract maturities and
     withdrawals ....................................................    (7,158.8)    (8,144.0)    (7,204.1)
  Issuance of long-term debt ........................................        20.0          6.0         77.0
  Repayment of long-term debt .......................................       (73.2)       (15.5)      (298.1)
  Net (decrease) increase in commercial paper .......................      (158.3)       (30.5)        60.4
                                                                        -----------------------------------

      Net cash provided by financing activities .....................     1,229.3        250.1        850.0
                                                                        -----------------------------------

      Net increase (decrease) in cash and cash equivalents ..........     1,156.5        (58.5)       839.8

Cash and cash equivalents at beginning of year ......................     1,817.9      1,876.4      1,036.6
                                                                        -----------------------------------

Cash and cash equivalents at end of year ............................   $ 2,974.4    $ 1,817.9    $ 1,876.4
                                                                        ===================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

John Hancock Financial Services, Inc. (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and Subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

Reorganization and Initial Public Offering

In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million policy credits as compensation. It has been determined that, due to complexities involved in determining demutualization compensation, based upon information provided by the Company, 41,645 shares of common stock were overstated on the records of the Company's transfer agent as having been issued as stock compensation in the demutualization and were included in the number of shares of our common stock previously reported as outstanding. Consequently, the transfer agent records have been corrected and the total number of shares represented as outstanding in this report has been adjusted accordingly. This has no impact on the financial position, results of operations or earnings per share reported for the year ended December 31, 2000. In addition, the Company established a closed block, to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company (the Life Company).

In addition, on February 1, 2000, the Company completed its initial public offering (IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by the Company and $1,552.0 million was contributed to the Life Company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. Less than majority-owned entities in which the Company has at least a 20% interest are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

In accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity or available-for-sale. Bonds and mortgage-backed securities which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholders' equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date, and anticipated future payments and any resulting adjustment is included in net investment income.

Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities which the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholders' equity as described above. Impairments in value deemed to be other than temporary are reported as a component of realized investment gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading are included in net investment income.

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of realized investment gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of realized investment gains (losses).

Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of is reported as a component of realized investment gains (losses). The Company does not depreciate real estate to be disposed of. During 1998, the Company made a strategic decision to sell the majority of its commercial real estate portfolio. Properties with a carrying value of $43.7 million, $979.7 million and $512.0 million were sold in 2000, 1999 and 1998, respectively. As of December 31, 2000, the plan to divest the Company of the majority of its commercial real estate portfolio is substantially complete.

Policy loans are carried at unpaid principal balances which approximate fair value.

Short-term investments are carried at amortized cost.

Partnership and joint venture interests in which the Company does not have control or a majority ownership interest are recorded using the equity method of accounting and included in other invested assets.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs and amounts credited to participating pension contractholder accounts.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Derivative Financial Instruments

The Company uses futures contracts; interest rate swap, cap and floor agreements; swaptions and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. The Company also uses equity collar agreements to reduce its exposure to market fluctuations in certain equity securities.

The Company uses futures contracts principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. Futures contracts represent commitments to either purchase or sell securities at a specified future date and at a specified price or yield.

The Company uses interest rate swap, cap and floor agreements and swaptions for the purpose of converting the interest rate characteristics (fixed or variable) of certain investments to more closely match its liabilities. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising and falling interest rates. Swaptions entitle the Company to receive settlement payments from other parties on specified expiration dates, contingent on future interest rates. The amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount.

Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates.

The Company invests in common stock that is subject to fluctuations from market value changes in stock prices. The Company sometimes seeks to reduce its market exposure to such holdings by entering into equity collar agreements. A collar consists of a call option that limits the Company's potential for gain from appreciation in the stock price as well as a put option that limits the Company's potential for loss from a decline in the stock price.

Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures contracts that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability.

The net differential to be paid or received on interest rate swap agreements and currency rate swap agreements is accrued and recognized as a component of net investment income. The related amounts due to or from counterparties are included in accrued investment income receivable or payable.

Premiums paid for interest rate cap and floor agreements and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the agreements. The unamortized premium is included in other assets. Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income. Settlements received on swaptions are deferred and amortized over the life of the hedged assets as an adjustment to yield.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Interest rate swap, cap and floor agreements, swaptions and currency rate swap agreements which hedge instruments designated as available-for-sale are adjusted to fair value with the resulting unrealized gains and losses, net of related taxes, included in shareholders' equity. The net unrealized gain (losses) on derivatives hedging available-for-sale instruments included in shareholders' equity was ($181.2) million, $86.1 million, and ($128.1) million, at December 31, 2000, 1999 and 1998, respectively. The change in net unrealized gain (losses) for derivatives recorded as part of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 was ($267.3) million, $214.2 million, and ($68.4) million, respectively. The fair value of those derivatives used to hedge items other than available-for-sale instruments is not recognized in the financial statements.

Equity collar agreements are carried at fair value and are included in other invested assets, with the resulting unrealized gains and losses included in realized investment gains (losses).

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest or price risk, designates these financial instruments as hedges and assesses whether the instruments reduce the hedged risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period.

From time to time, futures contracts; interest rate swaps, cap and floor agreements; swaptions and currency rate swap agreements are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Realized and unrealized changes in fair value of derivatives designated with items that no longer exist or are no longer probable of occurring are recorded as a component of the gain or loss arising from the disposition of the designated item or included in income when it is determined that the item is no longer probable of occurring. Changes in the fair value of derivatives no longer effective as hedges are recognized in income from the date the derivative becomes ineffective until their expiration.

Revenue Recognition

Premiums from participating and non-participating traditional life insurance and annuity policies with life contingencies are recognized as income when due.

Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges.

Premiums for contracts with a single premium or a limited number of premium payments, due over a significantly shorter period than the total period over which benefits are provided, are recorded in income when due. The portion of such premium that is not required to provide for all benefits and expenses is deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

Premiums from long-term care contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

Property and casualty insurance premiums are recognized as earned over the terms of the contracts.

Investment advisory, transfer agent, distribution and service fees are recognized as revenues when services are performed. Commissions related to security transactions and related expenses are recognized as income on the trade date. Contingent deferred selling charge commissions are recognized as income in the year received. Selling commissions paid to the selling broker/dealer for sales of mutual funds that do not have a front-end sales charge are deferred and amortized on a straight-line basis over periods not exceeding six years. This is the approximate period of time expected to be benefited and during which fees earned pursuant to Rule 12b-1 distribution plans are received from the funds and contingent deferred sales charges are received from shareholders of the funds.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Future Policy Benefits and Policyholders' Funds

Future policy benefits for participating traditional life insurance policies are based on the net level premium method. This net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates, which range from 2.5% to 8.0%. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the contract.

For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 8.0% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 12.6% for group annuity liabilities.

Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. As of December 31, 2000, the Company had approximately $6.3 billion of funding agreements, none of which contain early termination provisions. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products and from 4.6% to 16.0% for investment-type products.

Future policy benefits for long-term care insurance policies are based on the net level premium method. Assumptions established at policy issue as to mortality, morbidity, persistency, interest and expenses, which include a margin for adverse deviation, are based on estimates developed by management. Interest rates used in establishing such liabilities range from 6.0% to 8.5%.

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported individual and group life, long-term care, and group accident and health insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves and expenses are reviewed continually and adjusted as necessary; such adjustments are reflected in current earnings. Although considerable variability is inherent in such estimates, management believes that future policy benefit reserves and unpaid claims and claims expense reserves are adequate.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Property and casualty reserves include loss reserve estimates based on claims reported and unreported and estimates of future expenses to be incurred in settlement of the claims provided for in the loss reserves estimates. These liabilities include estimates of future trends in claim severity and frequency and other factors that could vary as the losses are ultimately settled. During 1999, the Company sold the rest of its property and casualty business.

Participating Insurance

Participating business represents approximately 86.3%, 88.1%, and 87.7% of the Company's life insurance in force, 97.9%, 98.3%, and 98.4% of the number of life insurance policies in force, and 99.6%, 97.4%, and 97.3% of life insurance premiums in 2000, 1999 and 1998, respectively.

The portion of earnings allocated to participating pension contractholders that cannot be expected to inure to the Company is excluded from net income and shareholders' equity.

The amount of policyholders' dividends to be paid is approved annually by the Company's Board of Directors. The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Life Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

Deferred Policy Acquisition Costs

Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization expense was $190.7 million, $217.3 million, and $290.9 million in 2000, 1999 and 1998, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Amortization of deferred policy acquisition costs is allocated to: (1) realized investment gains and losses for those products that realized gains and losses have a direct impact on the amortization of deferred policy acquisition costs;
(2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and
(3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

Realized investment gains and losses related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from realized gains and losses, management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt investments with a maturity of three months or less when purchased.

Goodwill and Value of Business Acquired

The excess of cost over the fair value of the net assets of businesses acquired was $228.6 million and $155.3 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated balance sheets. Goodwill is amortized on systematic bases over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $63.6 million and $43.3 million at December 31, 2000 and 1999, respectively. Amortization expense included in other operating costs and expenses was $20.3 million, $9.7 million, and $9.1 million, in 2000, 1999 and 1998, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

The Company records an asset representing the present value of future profits of insurance policies in force related to the businesses acquired. This asset is recorded as the value of business acquired (VOBA) and amounted to $340.0 million and $112.4 million at December 31, 2000 and 1999, respectively, and is included in other assets in the consolidated financial statements. VOBA is amortized in proportion to the present value of expected gross profits. Amortization expense included in other operating costs and expenses was $4.9 million, $1.3 million and $1.7 million in 2000, 1999 and 1998 respectively.

On October 1, 1999, The Maritime Life Assurance Company (Maritime), an indirect majority owned subsidiary of the Company, completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165 million. The acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values recorded as goodwill. The goodwill calculation related to the Fortis acquisition is preliminary and further refinements might be necessary and are expected to be finalized in 2001. The unaudited pro forma revenues, net income, and earnings per share (basic and diluted), assuming that the acquisition of Aetna Canada had occurred at the beginning of 1999, were $8,217.4 million, $160.9 million, and $0.51 per share, respectively for the year ended December 31, 1999. The pro forma results, assuming the acquisition of Fortis had taken place as of the beginning of 2000 and 1999, respectively, would not be materially different from the reported results.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Separate Accounts

Separate accounts assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Investment income and investment gains and losses generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and realized investment gains and losses of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

Reinsurance

The Company utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Federal Income Taxes

The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. Foreign subsidiaries and U.S. subsidiaries operating outside of the United States are taxed under applicable foreign statutory rates.

Foreign Currency Translation

The assets and liabilities of operations in foreign currencies are translated into United States dollars at current exchange rates. Revenues and expenses are translated at average rates during the year. The resulting net translation adjustments for each year are accumulated and included in shareholders' equity. Gains or losses on foreign currency transactions are reflected in earnings.

Severance

In 1999, the Company initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

In connection with the restructuring plan, approximately 391 employees have been or will be terminated. These employees are or have been associated with operations in our Boston office and outside the home office. As of December 31, 2000, the liability for employee termination costs included in other liabilities was $20.6 million. Employee termination costs, included in other operating costs and expenses, were $18.8 million and $26.3 million for the years ended December 31, 2000 and 1999, respectively. Of the total number of employees affected, approximately 364 have been terminated, having received benefit payments of approximately $24.5 million.

                        HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period excluding the dilutive effects of options, warrants or convertible securities. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2000 presentation.

Accounting Changes and New Accounting Principles Adopted

In December 2000, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 15, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 and 1998 of $93.6 million and $11.7 million, respectively (net of tax of $2.6 million and $6.3 million, respectively). The remaining provisions of this SOP, which will require the (1) inclusion of all closed block activity together with all other assets, liabilities, revenues and expenses and (2) recognition of a policyholder dividend obligation that represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization, are effective no later than December 31, 2001. See Note 5 for a summary description of the closed block assets, liabilities, revenues and expenses, which do not include the policyholder dividend obligation that will be required in 2001. The Company currently is evaluating the effect that establishing the policyholder dividend obligation will have on its results of operations and financial position. That impact is not known at this time.

In April 1998, the AICPA issued SOP 98-5, "Reporting the Costs of Start-Up Activities." The SOP, which was adopted by the Company on January 1, 1999, requires that start-up costs capitalized prior to January 1, 1999 be written-off and any future start-up costs be expensed as incurred. The adoption of SOP 98-5 resulted in a charge to operations of $9.7 million (net of tax of $5.9 million) and was accounted for as a cumulative effect of an accounting change.

In March 1998, the Accounting Standards Executive Committee of the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is for internal use and when costs incurred for internal use software are to be capitalized. SOP 98-1 was adopted by the Company on January 1, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements.

SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk," provides guidance on how to account for insurance and reinsurance contracts that do not transfer insurance risk under a method referred to as deposit accounting. SOP 98-7 is effective for fiscal years beginning after June 15, 1999. SOP 98-7 did not have a material impact on the Company's consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," provides guidance on how to account for the issuance of stock and stock options to employees. The Company adopted APB No. 25 upon its demutualization and IPO effective February 1, 2000. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is recognized over the requisite vesting periods based on market value on the date of grant. APB No. 25 was amended by SFAS No. 123, "Accounting for Stock-Based Compensation," to require pro forma disclosures of net income and earnings per share as if a "fair value" based method was used. On March 31, 2000, the Financial Accounting Standards Board
(FASB) issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25." The Interpretation clarifies guidance for certain issues that arose in the application of APB No. 25. The Company was required to adopt the Interpretation on July 1, 2000. Interpretation No. 44 did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement 133." This Statement amends SFAS No. 133 to defer its effective date for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No.
133. This Statement makes certain changes in the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133. As amended, SFAS No. 133 requires all derivatives to be recognized on the balance sheet at fair value, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Special accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in the fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized immediately in earnings and will be included in net realized and other investment gains. As a result, such amounts will not be included in the determination of the Company's segment after tax operating income.

The adoption of SFAS No. 133, as amended, will result in an increase in other comprehensive income of $58.8 million (net of tax of $31.7 million) as of January 1, 2001 that will be accounted for as the cumulative effect of an accounting change. In addition, the adoption of SFAS No. 133, as amended, will result in a charge to operations of $26.2 million (net of tax of $14.1 million) as of January 1, 2001, that will be accounted for as the cumulative effect of an accounting change. The Company believes that its current risk management philosophy will remain largely unchanged after adoption of the Statement.

SFAS No. 133, as amended, precludes the designation of held-to-maturity fixed maturity investment securities as hedged items in hedging relationships where the hedged risk is interest rate risk. As a result, in connection with the adoption of the Statement and consistent with the provisions of the Statement, on January 1, 2001, the Company will reclassify approximately $12.1 billion of its held-to-maturity fixed maturity investment portfolio to the available-for-sale category. This will result in an additional increase in other comprehensive income of $178.6 million (net of tax of $96.2 million) as of January 1, 2001.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies - (Continued)

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operation or financial position.

Codification

In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's domestic life insurance subsidiaries will use to prepare their statutory-basis financial statements. The states of domicile of the Company's domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification will be reported as an adjustment to surplus as of January 1, 2001. Management believes that, although the implementation of Codification will have a negative impact on the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, the Companies will remain in compliance with all regulatory and contractual obligations.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments

The following information summarizes the components of net investment income and realized investment gains, net:

                                                                         Year Ended December 31
                                                                      2000        1999        1998
                                                                    --------------------------------
                                                                             (in millions)
Net Investment Income
    Fixed maturities ............................................   $2,288.3    $2,500.7    $2,210.2
    Equity securities ...........................................       50.6        62.6        18.7
    Mortgage loans on real estate ...............................      742.3       831.7       781.2
    Real estate .................................................       97.1       158.4       415.7
    Policy loans ................................................       24.5       109.8       111.9
    Short-term investments ......................................      159.3        92.6        45.3
    Other .......................................................      183.0       165.3       181.3
                                                                    --------------------------------
    Gross investment income .....................................    3,545.1     3,921.1     3,764.3

       Less investment expenses .................................      273.7       347.1       433.6
                                                                    --------------------------------

       Net investment income ....................................   $3,271.4    $3,574.0    $3,330.7
                                                                    ================================

Net Realized Investment Gains (Losses), Net of Related
  Amortization of Deferred Policy Acquisition Costs and
  Amounts Credited to Participating Pension
  Contractholders
    Fixed maturities ............................................   $ (129.3)   $  (34.6)   $  110.6
    Equity securities ...........................................      204.7       113.5       115.2
    Mortgage loans on real estate and real estate ...............      (13.1)      143.5       (15.6)
    Derivatives and other invested assets .......................       26.9        38.5        16.5
    Amortization adjustment for deferred policy acquisition
        costs ...................................................        0.9       (50.5)      (41.2)
    Amounts credited to participating pension contractholders ...       (6.9)      (35.3)      (79.1)
                                                                    --------------------------------

    Net realized investment gains, net of related amortization of deferred policy acquisition costs and amounts
      credited to participating pension contractholders .........   $   83.2    $  175.1    $  106.4
                                                                    ================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 - Investments - (Continued)

Gross gains of $308.7 million in 2000, $192.3 million in 1999, and $268.1 million in 1998, and gross losses of $124.3 million in 2000, $176.9 million in 1999, and $92.9 million in 1998, were realized on the sale of available-for-sale securities.

The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

                                                               Gross         Gross
                                            Amortized       Unrealized     Unrealized         Fair
                                              Cost             Gains         Losses          Value
                                            --------------------------------------------------------
                                                                  (in millions)
December 31, 2000
Held-to-Maturity:

Corporate securities ...............        $10,691.1        $  459.2        $665.7        $10,484.6

Mortgage-backed securities .........          1,104.2            10.3          48.2          1,066.3

Obligations of states and
  political subdivisions ...........             87.7             3.0           0.7             90.0

Debt securities issued by foreign
  governments ......................              5.6             4.7            --             10.3
                                            --------------------------------------------------------

   Total ...........................        $11,888.6        $  477.2        $714.6        $11,651.2
                                            ========================================================

Available-for-Sale:

Corporate securities ...............        $10,828.9        $  486.2        $417.5        $10,897.6

Mortgage-backed securities .........          3,433.2            82.4          25.2          3,490.4

Obligations of states and
  political subdivisions ...........             24.8             1.7            --             26.5

Debt securities issued by foreign
  governments ......................          1,355.3           112.3          12.7          1,454.9

U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies ........            187.5             5.3           0.3            192.5
                                            --------------------------------------------------------

Total fixed maturities .............         15,829.7           687.9         455.7         16,061.9

Equity securities ..................            870.6           360.7          96.9          1,134.4
                                            --------------------------------------------------------

   Total ...........................        $16,700.3        $1,048.6        $552.6        $17,196.3
                                            ========================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 - Investments - (Continued)

                                                              Gross        Gross
                                            Amortized      Unrealized    Unrealized        Fair
                                               Cost           Gains        Losses          Value
                                            ------------------------------------------------------
                                                                (in millions)
December 31, 1999
Held-to-Maturity:

Corporate securities ...............        $12,533.1        $390.3        $680.7        $12,242.7

Mortgage-backed securities .........          1,188.4           5.0          68.5          1,124.9

Obligations of states and
  political subdivisions ...........             59.7           1.8           4.4             57.1

Debt securities issued by foreign
  governments ......................              5.0           5.0            --             10.0

U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies ........             14.1            --           0.4             13.7
                                            ------------------------------------------------------

   Total ...........................        $13,800.3        $402.1        $754.0        $13,448.4
                                            ======================================================

Available-for-Sale:

Corporate securities ...............        $11,191.5        $304.7        $437.8        $11,057.3

Mortgage-backed securities .........          4,190.7          18.8         110.6          4,100.0

Obligations of states and
  political subdivisions ...........             68.9           5.0            --             73.9

Debt securities issued by foreign
  governments ......................          1,525.3          79.2          49.3          1,555.2

U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies ........            291.3           1.6           9.7            283.2
                                            ------------------------------------------------------

Total fixed maturities .............         17,267.7         409.3         607.4         17,069.6

Equity securities ..................          1,088.1         305.9         161.9          1,232.1
                                            ------------------------------------------------------

   Total ...........................        $18,355.8        $715.2        $769.3        $18,301.7
                                            ======================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments - (Continued)

The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:

                                                        Amortized        Fair
                                                          Cost           Value
                                                        ------------------------
                                                              (in millions)
Held-to-Maturity:
Due in one year or less ..........................      $   901.6      $   919.4
Due after one year through five years ............        3,332.4        3,396.6
Due after five years through ten years ...........        3,080.9        3,144.0
Due after ten years ..............................        3,469.5        3,124.9
                                                        ------------------------
                                                         10,784.4       10,584.9

Mortgage-backed securities .......................        1,104.2        1,066.3
                                                        ------------------------

Total ............................................      $11,888.6      $11,651.2
                                                        ========================

Available-for-Sale:
Due in one year or less ..........................      $   567.2      $   575.8
Due after one year through five years ............        3,368.2        3,361.5
Due after five years through ten years ...........        3,809.8        3,769.3
Due after ten years ..............................        4,651.3        4,864.9
                                                        ------------------------
                                                         12,396.5       12,571.5

Mortgage-backed securities .......................        3,433.2        3,490.4
                                                        ------------------------

Total ............................................      $15,829.7      $16,061.9
                                                        ========================

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

The sale of fixed maturities held-to-maturity relate to certain securities, with amortized cost of $24.3 million and $8.5 million for the years ended December 31, 1999 and 1998, respectively, which were sold due to a significant decline in the issuers' credit quality or as part of the sale of our property and casualty operations in 1999. The related net realized gains, on the sales were $0.9 million in 1999. There were no such gains in 1998.

The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2000, 1999 and 1998 amounted to $7.9 million, $15.4 million, and ($6.6) million, respectively.

The Company participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 2000 and 1999, $87.1 million and $278.1 million, respectively, of the Company's bonds and stocks, at market value, were on loan to various brokers/dealers, but were fully collateralized by cash and U.S. government securities in an account held in trust for the Company. The market value of the loaned securities is monitored on a daily basis, and the Company obtains additional collateral when deemed appropriate.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments - (Continued)

For 2000, 1999 and 1998, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $162.3 million, $170.8 million, and $178.1 million, respectively.

Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses that exist at the balance sheet date. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Changes in the allowance for probable losses on mortgage loans on real estate and real estate to be disposed of are summarized below. Included in deductions in 2000 are $13.5 million of allowances for probable losses on mortgage loans transferred to the closed block.

                                       Balance at                          Balance at
                                        Beginning                            End of
                                         of Year   Additions   Deductions     Year
                                       ----------------------------------------------
                                                        (in millions)
Year ended December 31, 2000
   Mortgage loans on real estate ..      $110.4      $  5.4      $ 45.8      $ 70.0
   Real estate to be disposed of ..        58.1        17.1        31.7        43.5
                                         ------------------------------------------
Total .............................      $168.5      $ 22.5      $ 77.5      $113.5
                                         ==========================================

Year ended December 31, 1999
   Mortgage loans on real estate ..      $111.0      $ 39.3      $ 39.9      $110.4
   Real estate to be disposed of ..       112.0        22.5        76.4        58.1
                                         ------------------------------------------
Total .............................      $223.0      $ 61.8      $116.3      $168.5
                                         ==========================================

Year ended December 31, 1998
   Mortgage loans on real estate ..      $127.3      $ 15.9      $ 32.2      $111.0
   Real estate to be disposed of ..        25.5        97.0        10.5       112.0
                                         ------------------------------------------
Total .............................      $152.8      $112.9      $ 42.7      $223.0
                                         ==========================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments - (Continued)

At December 31, 2000 and 1999, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:

                                                                          December 31
                                                                       2000         1999
                                                                      -------------------
                                                                         (in millions)
Impaired mortgage loans on real estate with provision for losses ...  $ 57.6       $147.1
Provision for losses ...............................................   (16.8)       (43.2)
                                                                      -------------------
Net impaired mortgage loans on real estate .........................  $ 40.8       $103.9
                                                                      ===================

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                           Year Ended December 31
                                                        2000        1999        1998
                                                       ------------------------------
                                                               (in millions)
Average recorded investment in impaired loans ...      $102.4      $137.9      $210.8
Interest income recognized on impaired loans ....         2.9         4.9         2.7

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

Restructured commercial mortgage loans aggregated $68.3 million and $133.1 million as of December 31, 2000 and 1999, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                              Year Ended December 31
                                        2000            1999            1998
                                        ------------------------------------
                                                   (in millions)
Expected ..................             $5.8           $12.0           $23.7
Actual ....................              5.2             7.9            12.6

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments - (Continued)

At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

                                          Carrying        Geographic                                 Carrying
Property Type                              Amount         Concentration                               Amount
--------------------------------------------------------------------------------------------------------------------
                                       (in millions)                                              (in millions)
Apartments.....................         $  2,082.4        East North Central.................        $  907.8
Hotels.........................              351.6        East South Central.................           475.0
Industrial.....................              784.3        Middle Atlantic....................         1,115.8
Office buildings ..............            1,990.2        Mountain...........................           312.6
Retail.........................            1,284.3        New England........................           682.5
1-4 Family.....................               71.8        Pacific............................         1,574.4
Mixed Use......................              234.9        South Atlantic.....................         1,678.9
Agricultural...................            2,104.7        West North Central.................           296.1
Other..........................              135.2        West South Central.................           659.9
                                                          Canada/Other.......................         1,336.4
Allowance for losses...........              (70.0)       Allowance for losses...............           (70.0)
                                        ------------                                                 ---------

Total..........................           $8,969.4        Total..............................        $8,969.4
                                        ============                                                 =========

Mortgage loans with outstanding principal balances of $27.8 million, bonds with amortized cost of $117.1 million and real estate with a carrying value of $1.1 million were non-income producing for the year ended December 31, 2000.

Depreciation expense on investment real estate was $9.5 million, $8.1 million, and $41.7 million in 2000, 1999, and 1998, respectively. Accumulated depreciation was $66.2 million and $60.5 million at December 31, 2000 and 1999, respectively.

Investments in unconsolidated joint ventures and partnerships accounted for by using the equity method of accounting totaled $183.6 million and $201.7 million at December 31, 2000 and 1999, respectively. Total combined assets of these joint ventures and partnerships were $1,235.0 million and $1,134.2 million (consisting primarily of investments), and total combined liabilities were $313.0 million and $267.1 million (including $124.8 million and $133.2 million of non-recourse notes payable to banks) at December 31, 2000 and 1999, respectively. Total combined revenues and expenses of such joint ventures and partnerships were $1,908.4 million and $1,720.0 million, respectively, resulting in $188.4 million of total combined income from operations before income taxes in 2000. Total combined revenues of such joint ventures and partnerships were $346.7 million and $1,435.6 million, and total combined expenses were $145.2 million and $1,128.0 million, respectively, resulting in $201.5 million and $307.6 million of total combined income from operations before income taxes in 1999 and 1998, respectively. Net investment income on investments accounted for on the equity method totaled $143.8 million, $65.1 million and $70.0 million in 2000, 1999, and 1998, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 3 -- Derivatives

The notional amounts, carrying values and estimated fair values of the Company's derivative instruments are as follows:

                                                                                     Assets (Liabilities)
                                                 Number of Contracts/     -------------------------------------------
                                                   Notional Amounts              2000                    1999
                                                 --------------------------------------------------------------------
                                                                          Carrying     Fair      Carrying      Fair
                                                   2000        1999        Value       Value       Value       Value
                                                 --------------------------------------------------------------------
                                                                             (in millions)
Asset Hedges:
  Futures contracts to sell
     securities ..............................      5,874      19,288    $  (17.6)   $  (17.6)   $   32.2    $   32.2
  Interest rate swap agreements
     Notional ................................   $6,896.1    $5,824.0      (178.2)     (290.4)       82.9        94.7
     Average fixed rate-paid .................       6.90%       6.91%         --          --          --          --
     Average float rate-received .............       6.67%       6.06%         --          --          --          --
  Interest rate cap agreements ...............   $   42.2    $   80.0         0.1         0.1         0.2         0.2
  Interest rate swaption
     agreements ..............................         30        30.0        (1.3)       (1.3)       (3.6)       (3.6)
  Currency rate swap
    agreements ...............................      515.0       541.0        11.4        11.4         9.1         9.1
  Equity collar agreements ...................         --          --        11.7        11.7        53.0        53.0
Liability Hedges:
  Futures contracts to acquire
     securities ..............................        647       4,075         1.4         1.4        (0.9)       (0.9)
  Interest rate swap agreements
     Notional ................................   $3,008.2    $3,780.0          --       114.3          --      (113.0)
     Average fixed rate-received .............       6.79%       6.97%         --          --          --          --
     Average float rate-paid .................       6.68%       6.06%         --          --          --          --

  Interest rate swaps (receive CMT rate) .....   $  491.3    $  648.7          --        (5.2)         --         1.9
  Interest rate cap agreements ...............      279.4       279.4         2.1         2.1         5.6         5.6
  Interest rate floor agreements .............    8,328.0       125.0        59.0        59.0         0.1         0.1
  Currency rate swap
    agreements ...............................    3,423.4     5,470.2          --      (473.0)         --       (57.4)

Financial futures contracts are used principally to hedge risks associated with interest rate fluctuations on sales of guaranteed investment contracts and funding agreements. The Company is subject to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. The contract or notional amounts of the contracts represent the extent of the Company's involvement but not the future cash requirements, as the Company intends to close the open positions prior to settlement. The futures contracts expire in March 2001.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 3 -- Derivatives - (Continued)

The interest rate swap agreements expire in 2001 to 2029. The interest rate cap agreements expire in 2001 to 2007 and interest rate floor agreements expire in 2010. Interest rate swaption agreements expire in 2025. The currency rate swap agreements expire in 2001 to 2021. The equity collar agreements expire in 2003.

Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap and floor agreements, swaptions, and currency swap agreements and equity collar agreements are based on current settlement values. The current settlement values are based on quoted market prices, which utilize pricing models or formulas using current assumptions.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

Note 4 -- Income Taxes

The Company files a life/non-life consolidated federal income tax return. The life company sub-group includes four domestic life insurance companies (the Life Company, John Hancock Variable Life Insurance Company, Investors Partner Life Insurance Company and Investors Guaranty Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, Inc. and John Hancock International Holdings, Inc.

In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. As the Mutual Company was a mutual life insurance company for the entire year 1999, it is subject to the recomputation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to the Mutual Company's average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year. The Mutual Company estimates its taxes for the current year based on estimated industry earnings rates and revises these estimates up or down when the earnings rates are finalized and published by the IRS in the subsequent year.

Income before income taxes and cumulative effect of accounting change includes the following:

                                                          Year Ended December 31
                                                        2000       1999       1998
                                                      ------------------------------
                                                              (in millions)
Domestic ..........................................   $1,115.5   $  214.0   $  593.9
Foreign ...........................................       69.6       48.2       32.2
                                                      ------------------------------

Income before income taxes and cumulative effect
   of accounting change ...........................   $1,185.1   $  262.2   $  626.1
                                                      ==============================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 4 -- Income Taxes - (Continued)

The components of income taxes were as follows:

                                                    Year Ended December 31
                                                2000         1999         1998
                                               --------------------------------
                                                         (in millions)
Current taxes:
   Federal ..............................      $ 12.2       $(60.6)      $228.6
   Foreign ..............................         7.5          2.6          1.9
   State ................................        12.0          5.8          6.3
                                               --------------------------------
                                                 31.7        (52.2)       236.8

Deferred taxes:
   Federal ..............................       292.4        137.2        (66.0)
   Foreign ..............................        23.1         15.4          7.7
   State ................................        (1.0)        (1.1)        (0.9)
                                               --------------------------------
                                                314.5        151.5        (59.2)
                                               --------------------------------

Total income taxes ......................      $346.2       $ 99.3       $177.6
                                               ================================

A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes and the consolidated income tax expense charged to operations follows:

                                                       Year Ended December 31
                                                      2000      1999      1998
                                                     --------------------------
                                                           (in millions)

Tax at 35% .......................................   $414.8    $ 91.8    $219.1
Add (deduct):
   Equity base tax ...............................    (46.0)     22.2     (19.9)
   Prior year taxes ..............................     (0.3)      2.1       5.8
   Tax credits ...................................    (20.6)    (12.9)    (13.0)
   Foreign taxes .................................      0.4       1.0       2.5
   Tax exempt investment income ..................    (16.4)    (19.4)    (24.4)
   Non-taxable gain on sale of subsidiary ........       --     (15.4)       --
   Disallowed demutualization expenses ...........       --      31.1        --
   Other .........................................     14.3      (1.2)      7.5
                                                     --------------------------

        Total income taxes .......................   $346.2    $ 99.3    $177.6
                                                     ==========================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 4 -- Income Taxes - (Continued)

The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                                 December 31
                                                               2000       1999
                                                             -------------------
                                                                (in millions)
Deferred tax assets:
     Policy reserve adjustments ..........................   $  458.8   $  803.1
     Other postretirement benefits .......................      149.4      151.1
     Book over tax basis of investments ..................      168.7      119.7
     Dividends payable to policyholders ..................      117.6      129.0
     Unearned premium ....................................       93.3       58.3
     Interest ............................................       38.3       38.3
     Other ...............................................         --       68.1
                                                             -------------------
         Total deferred tax assets .......................    1,026.1    1,367.6
                                                             -------------------

Deferred tax liabilities:
     Deferred policy acquisition costs ...................      777.6      805.1
     Depreciation ........................................      212.2      232.1
     Basis in partnerships ...............................      109.8      159.2
     Market discount on bonds ............................       64.2       59.2
     Pension plan expense ................................      114.6       82.5
     Capitalized charges related to mutual funds .........       56.9       71.8
     Unrealized gains ....................................      112.3       32.3
     Other ...............................................       79.0         --
                                                             -------------------
         Total deferred tax liabilities ..................    1,526.6    1,442.2
                                                             -------------------

         Net deferred tax liabilities ....................   $  500.5   $   74.6
                                                             ===================

The Company received an income tax refund of $25.7 million, and made income tax payments of $86.7 million, and $163.3 million in 2000, 1999 and 1998, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block

Under the Plan, on February 1, 2000, the Company created a closed block for the benefit of policies included therein. The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                     December 31,   February 1,
                                                                         2000          2000
                                                                     --------------------------
Assets                                                                      (in millions)
Investments
Fixed maturities:
    Held-to-maturity--at amortized cost
       (fair value: December 31--$2,327.4; February 1--$2,259.6) ...   $ 2,269.9     $ 2,270.7
    Available-for-sale--at fair value
      (cost: December 31--$2,378.7; February 1--$2,275.1) ..........     2,353.0       2,199.2
Equity securities:
    Available-for-sale--at fair value
      (cost: December 31--$5.3; February 1--$6.4) ..................         6.3           3.4
Mortgage loans on real estate ......................................     1,930.6       1,875.9
Policy loans .......................................................     1,540.6       1,561.2
Short-term investments .............................................        62.1            --
Other invested assets ..............................................        40.7           5.3
                                                                       -----------------------
   Total Investments ...............................................     8,203.2       7,915.7

Cash and cash equivalents ..........................................       305.6         158.6
Accrued investment income ..........................................       149.3         136.2
Premiums and accounts receivable ...................................        27.1           4.0
Deferred policy acquisition costs ..................................       947.3       1,062.5
Other assets .......................................................        77.5          66.0
                                                                       -----------------------
    Total closed block assets ......................................   $ 9,710.0     $ 9,343.0
                                                                       =======================

Liabilities
Future policy benefits .............................................   $ 9,910.5     $ 9,732.8
Policyholders' funds ...............................................     1,459.5       1,885.4
Other liabilities ..................................................       665.9         500.1
                                                                       -----------------------
    Total closed block liabilities .................................   $12,035.9     $12,118.3
                                                                       =======================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block - (Continued)

                                                                        For the Period February 1,
                                                                           through December 31,
                                                                                    2000
                                                                        --------------------------
Revenues                                                                        (in millions)
    Premiums ......................................................               $  865.0
    Net investment income .........................................                  591.6
    Realized investment gains, net ................................                   11.7
    Other expense .................................................                   (0.6)
                                                                                  --------
       Total revenues .............................................                1,467.7

Benefits and Expenses
    Benefits to policyholders .....................................                  870.0
    Other operating costs and expenses ............................                  (10.0)
    Amortization of deferred policy
      acquisition costs ...........................................                   76.5
    Dividends to policyholders ....................................                  407.1
                                                                                  --------
       Total benefits and expenses ................................                1,343.6
                                                                                  --------

       Contribution from the closed block .........................               $  124.1
                                                                                  ========

Gross losses of $7.2 million in 2000 were realized on sales of available-for-sale securities allocated to the closed block. There were no gross gains realized in 2000.

Investments in held-to-maturity securities and available-for-sale securities allocated to the closed block are summarized below:

                                                             Gross     Gross
                                               Amortized  Unrealized Unrealized    Fair
                                                  Cost       Gains     Losses      Value
                                               ------------------------------------------
December 31, 2000                                             (in millions)
Held-to-Maturity:
Corporate securities ........................   $2,157.0   $   94.6   $   33.4   $2,218.2
Mortgage-backed securities ..................       98.3        1.2        4.8       94.7
Obligations of states and
  political subdivisions ....................       14.6        0.1        0.2       14.5
                                                -----------------------------------------

   Total ....................................   $2,269.9   $   95.9   $   38.4   $2,327.4
                                                =========================================
Available-for-Sale:
Corporate securities ........................   $1,485.4   $   42.8   $   80.4   $1,447.8
Mortgage-backed securities ..................      784.9       14.5        8.5      790.9
Obligations of states and
  political subdivisions ....................       11.3        0.4         --       11.7
Debt securities issued by foreign
  governments ...............................       84.0        6.7        1.4       89.3
U.S. Treasury securities and
  obligations of U.S. government
  corporations and agencies .................       13.1        0.2         --       13.3
                                                -----------------------------------------
Total fixed maturities ......................    2,378.7       64.6       90.3    2,353.0

Equity securities ...........................        5.3        1.6        0.6        6.3
                                                -----------------------------------------
   Total ....................................   $2,384.0   $   66.2   $   90.9   $2,359.3
                                                =========================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block - (Continued)

The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below:
                                                           Amortized      Fair
                                                              Cost        Value
                                                           ---------------------
                                                               (in millions)
Held-to-Maturity:
Due in one year or less ................................    $  202.2    $  206.0
Due after one year through five years ..................       803.6       821.2
Due after five years through ten years .................       587.1       614.1
Due after ten years ....................................       578.7       591.4
                                                            --------------------
                                                             2,171.6     2,232.7

                                                            --------------------
Mortgage-backed securities .............................        98.3        94.7
                                                            --------------------
Total ..................................................    $2,269.9    $2,327.4
                                                            ====================

Available-for-Sale:
Due in one year or less ................................    $   64.5    $   66.0
Due after one year through five years ..................       431.7       431.4
Due after five years through ten years .................       473.8       466.8
Due after ten years ....................................       623.8       597.9
                                                            --------------------
                                                             1,593.8     1,562.1

                                                            --------------------
Mortgage-backed securities .............................       784.9       790.9
                                                            --------------------

Total ..................................................    $2,378.7    $2,353.0
                                                            ====================

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2000, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

                                          Carrying        Geographic                                 Carrying
Property Type                              Amount         Concentration                               Amount
--------------------------------------------------------------------------------------------------------------------
                                       (in millions)                                              (in millions)
Apartments.....................           $  324.3        East North Central.................        $  201.1
Hotels.........................               66.1        East South Central.................            58.5
Industrial.....................              127.2        Middle Atlantic....................           378.0
Office buildings ..............              494.6        Mountain...........................            92.1
Retail.........................              350.4        New England........................           162.0
1-4 Family.....................                 --        Pacific............................           420.7
Mixed Use......................               41.8        South Atlantic.....................           384.5
Agricultural...................              433.1        West North Central.................            74.9
Other..........................              106.6        West South Central.................           162.7
                                                          Canada/Other.......................             9.6
Allowance for losses...........              (13.5)       Allowance for losses...............           (13.5)
                                    ---------------------                                      ---------------------

Total..........................           $1,930.6        Total..............................        $1,930.6
                                    =====================                                      =====================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 6 -- Debt and Line of Credit

Short-term and long-term debt consists of the following:

                                                                        December 31
                                                                      2000      1999
                                                                     ----------------
                                                                       (in millions)
Short-term debt:
   Commercial paper ..............................................   $222.3    $380.6
   Current maturities of long-term debt ..........................     23.0      73.2
                                                                     ----------------
Total short-term debt ............................................    245.3     453.8
                                                                     ----------------

Long-term debt:
   Surplus notes, 7.38% maturing in 2024 .........................    447.2     447.1
   Notes payable, interest ranging from 5.43% to 9.60%, due in
     varying amounts to 2005 .....................................    109.8     163.0
                                                                     ----------------

Total long-term debt .............................................    557.0     610.1

Less current maturities ..........................................    (23.0)    (73.2)
                                                                     ----------------

Long-term debt ...................................................    534.0     536.9
                                                                     ----------------

    Total debt ...................................................   $779.3    $990.7
                                                                     ================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 6 -- Debt and Line of Credit - (Continued)

The Company issues commercial paper primarily to take advantage of current investment opportunities, balance operating cash flows and existing commitments and meet working capital needs. The weighted average interest rate for outstanding commercial paper at December 31, 2000 and 1999 was 6.59% and 6.28%, respectively. The weighted average life for outstanding commercial paper at December 31, 2000 and 1999 was approximately 26 days and 11 days, respectively. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

The issuance of surplus notes was approved by the Massachusetts Commissioner of Insurance, and any payments of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

At December 31, 2000, the Company had a syndicated line of credit with a group of banks totaling $1.0 billion, $500.0 million of which expires on August 2, 2001 and $500.0 million of which expires on August 3, 2005. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2000. At December 31, 2000, the Company had no outstanding borrowings under the agreement.

Aggregate maturities of long-term debt are as follows: 2001--$23.0 million; 2002--$38.0 million; 2003--$22.9 million; 2004--$6.0 million; 2005--$19.9 million and thereafter--$447.2 million.

Interest expense on debt, included in other operating costs and expenses, was $63.4 million, $70.1 million, and $76.7 million in 2000, 1999 and 1998, respectively. Interest paid amounted to $63.4 million in 2000, $70.1 million in 1999, and $76.7 million in 1998.

Note 7 -- Minority Interest

Minority interest relates to preferred stock issued by The Maritime Life Assurance Company (Maritime), an indirect majority owned subsidiary of the Company. For financial reporting purposes, the assets, the liabilities, and earnings of Maritime are consolidated in the Company's financial statements.

In 1986, Maritime issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime's sole option at a price of 25 Canadian dollars per share.

On November 19, 1999, Maritime issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of 25 Canadian dollars per share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of 0.38125 Canadian dollars per share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying 25 Canadian dollars to the greater of one quarter of 90% of prime rate and 5.85%. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime's sole option any time after December 31, 2004 at a price of 25.50 Canadian dollars plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada.

The investors' preferred stock interests have been reported as Minority Interest on the consolidated balance sheets.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 8 -- Reinsurance

The effect of reinsurance on premiums written and earned was as follows:

                                        2000                    1999                    1998
                                      Premiums                Premiums                Premiums
                                      --------                --------                --------
                                Written      Earned     Written      Earned     Written      Earned
                                --------------------------------------------------------------------
                                                           (in millions)
Life, Health and Annuity:
  Direct ....................   $3,158.1    $3,157.4    $3,437.1    $3,435.2    $2,830.4    $2,828.4
  Assumed ...................      465.1       465.1       312.5       312.5       351.9       351.9
  Ceded .....................   (1,035.4)   (1,035.4)   (1,030.5)   (1,030.5)     (982.5)     (982.4)
                                --------------------------------------------------------------------
     Net life, health and
     annuity premiums .......    2,587.8     2,587.1     2,719.1     2,717.2     2,199.8     2,197.9
                                --------------------------------------------------------------------

Property and Casualty:
  Direct ....................         --          --          --          --         0.4         7.1
  Assumed ...................         --          --         0.3         0.3          --         1.9
  Ceded .....................         --          --          --          --        (0.4)       (9.0)
                                --------------------------------------------------------------------
     Net property and
     casualty premiums ......         --          --         0.3         0.3          --          --
                                --------------------------------------------------------------------

     Net premiums ...........   $2,587.8    $2,587.1    $2,719.4    $2,717.5    $2,199.8    $2,197.9
                                ====================================================================

For the years ended December 31, 2000, 1999 and 1998, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $684.5 million, $556.3 million, and $810.8 million, respectively.

On February 28, 1997, the Company sold a major portion of its group insurance business to UNICARE Life & Health Insurance Company (UNICARE), a wholly owned subsidiary of WellPoint Health Networks, Inc. The business sold included the Company's group accident and health business and related group life business and Cost Care, Inc., Hancock Association Services Group and Tri-State, Inc., all of which were indirect wholly-owned subsidiaries of the Company. The Company retained its group long-term care operations. The insurance business sold was transferred to UNICARE through a 100% coinsurance agreement.

In connection with the coinsurance arrangement, the Company initially secured a $397.0 million letter of credit facility with a group of banks. Under the terms of the letter of credit facility agreement, the banks agreed to issue a letter of credit to the Company pursuant to which the Company may draw up to the amount of the letter of credit for any claims not satisfied by UNICARE under the coinsurance agreement after the Company has incurred the first $113.0 million of losses from such claims. The amount available pursuant to the letter of credit agreement and any letter of credit issued thereunder automatically will be reduced on a scheduled basis consistent with the anticipated runoff of liabilities related to the business reinsured under the coinsurance agreement. The letter of credit facility was reduced to $272.0 million effective March 1, 2000 and is scheduled to be reduced again to $127.0 million on March 1, 2001. The letter of credit and any letter of credit issued thereunder are scheduled to expire on March 1, 2002. The Company remains liable to its policyholders to the extent that UNICARE does not meet its contractual obligations under the coinsurance agreement.

Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 8 -- Reinsurance - (Continued)

and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2000, would not be material.

Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurers.

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans

The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans are based on years of service and average compensation generally during the five years prior to retirement. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $102.2 million in 2000, $97.6 million in 1999, and $92.6 million in 1998. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 2000 or 1999. The funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $256.3 million, and $244.3 million, respectively, at December 31, 2000, and $257.4 million and $239.3 million, respectively, at December 31, 1999. Non-qualified plan assets, at fair value, were $0.8 million and $1.0 million at December 31, 2000 and 1999, respectively.

Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $10.2 million, $9.4 million, and $8.1 million, in 2000, 1999 and 1998, respectively.

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans - (Continued)

Substantially all employees may become eligible for these benefits if they reach retirement age while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2000 and 1999, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments.

The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:

                                                                 Year Ended December 31
                                                                               Other Postretirement
                                                       Pension Benefits             Benefits
                                                      --------------------------------------------
                                                        2000        1999        2000        1999
                                                      --------------------------------------------
                                                                      (in millions)
Change in benefit obligation:
   Benefit obligation at beginning of year ........   $1,967.6    $1,839.8    $  443.2    $  441.1
   Service cost ...................................       36.8        35.7         7.8         7.5
   Interest cost ..................................      134.1       121.2        31.4        28.7
   Amendments .....................................      (10.3)       19.9          --          --
   Actuarial (gain) loss ..........................     (136.8)       32.6        36.4        (4.7)
   Translation (gain) loss ........................       (1.5)        2.1          --          --
   Benefits paid ..................................     (113.6)     (115.1)      (32.0)      (29.4)
   Acquisition of subsidiary ......................         --        44.6         6.5          --
   Curtailment ....................................         --       (13.2)         --          --
                                                      --------------------------------------------
   Benefit obligation at end of year ..............    1,876.3     1,967.6       493.3       443.2
                                                      --------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning
     of year ......................................    2,476.5     2,251.1       232.9       215.2
   Actual return on plan assets ...................      132.6       281.5         0.3        17.7
   Employer contribution ..........................       12.6        11.5        35.5          --
   Benefits paid ..................................     (113.6)     (108.4)       (7.3)         --
   Translation (loss) gain ........................       (2.3)        3.5          --          --
   Acquisition of subsidiary ......................         --        50.2          --          --
   Curtailment ....................................         --       (12.9)         --          --
                                                      --------------------------------------------
   Fair value of plan assets at end of year .......    2,505.8     2,476.5       261.4       232.9
                                                      --------------------------------------------

Funded status .....................................      629.5       508.9      (231.9)     (210.3)
Unrecognized actuarial gain .......................     (400.6)     (366.0)     (139.7)     (182.8)
Unrecognized prior service cost ...................       24.2        39.1        (1.4)       (1.6)
Unrecognized net transition asset .................       (6.3)      (11.8)         --          --
                                                      --------------------------------------------
Prepaid (accrued) benefit cost, net ...............   $  246.8    $  170.2    $ (373.0)   $ (394.7)
                                                      ============================================

Amounts recognized in balance sheet consist of:
      Prepaid benefit cost ........................   $  396.4    $  299.4
      Accrued benefit liability ...................     (243.5)     (238.9)
      Intangible asset ............................        6.0         7.9
      Accumulated other comprehensive
        income ....................................       87.9       101.8
                                                      --------------------
Prepaid benefit cost, net .........................   $  246.8    $  170.2
                                                      ====================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 9 -- Pension Benefits Plans and Other Postretirement Benefit Plans - (Continued)

The assumptions used in accounting for the Company's qualified and nonqualified benefit plans were as follows:

                                                            Year Ended December 31
                                                                         Other Postretirement
                                               Pension Benefits                 Benefits
                                              ------------------------------------------------
                                              2000           1999         2000           1999
                                              ------------------------------------------------
Discount rate........................         7.25%          7.00%        7.25%          7.00%
Expected return on plan assets ......         9.00%          8.50%        9.00%          8.50%
Rate of compensation increase........         4.77%          4.77%        4.77%          4.77%

For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

For the prior valuation, an 5.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.25% in 2001 and remain at that level thereafter.

The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:

                                                                                  Year Ended December 31
                                                                                                        Other Postretirement
                                                               Pension Benefits                               Benefits
                                                     ------------------------------------------------------------------------------
                                                       2000          1999           1998          2000          1999           1998
                                                     ------------------------------------------------------------------------------
                                                                                      (in millions)
Service cost..................................       $   36.8      $   35.7       $   34.6     $   7.8       $   7.5        $   7.1
Interest cost.................................          134.1         121.2          117.5        31.4          28.7           29.1
Expected return on plan assets................         (217.4)       (186.6)        (168.5)      (24.1)        (18.3)         (14.7)
Amortization of transition asset..............          (12.7)        (12.1)         (11.7)         --            --             --
Amortization of prior service cost............            4.6           3.9            6.5        (0.2)         (0.2)          (0.3)
Recognized actuarial gain.....................          (10.9)         (8.1)          (2.6)       (8.8)         (8.5)          (7.8)
Other.........................................             --          (3.8)          (1.2)         --            --             --
                                                     ------------------------------------------------------------------------------
     Net periodic benefit (credit) cost.......       $  (65.5)     $  (49.8)      $  (25.4)    $   6.1       $   9.2         $ 13.4
                                                     ==============================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                        1-Percentage                   1-Percentage
                                                                       Point Increase                 Point Decrease
                                                                -------------------------------------------------------------
                                                                                       (in millions)
Effect on total of service and interest costs
   in 2000.................................................                 $  4.6                       $  (2.2)
Effect on postretirement benefit obligations
   as of December 31, 2000.................................                   34.5                         (29.9)

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 10 -- Commitments and Contingencies

In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2000. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $172.8 million and $496.6 million at December 31, 2000 and 1999, respectively. Costs incurred related to the settlement were $140.2 million and $230.8 million, in 1999 and 1998, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

During 1996, management determined that is was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's previous estimates, primarily due to additional outreach activities by regulatory authorities during 1998 encouraging class members to consider alternative dispute resolution relief. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly.

Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. The Company will continue to update its estimate of the final cost of the settlement as the claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be estimated with precision.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 - Shareholders' Equity

(a) Common Stock

As result of the demutualization and initial public offering as described in
Note 1, the Company has one class of capital stock, common stock ($.01 par value, 2.0 billion shares authorized). At December 31, 2000, approximately 11.2 million shares of common stock were reserved for issuance related to the issuance of stock under the 1999 Long-term Stock Incentive Plan.

On October 26, 2000, the Company announced that its Board of Directors authorized a repurchase program beginning in the fourth quarter of 2000, with no termination date, under which the Company will purchase up to $500.0 million of its outstanding common stock. The stock repurchase program was implemented primarily to offset the dilutive effect of its stock incentive plan. Stock repurchased under the program is accounted for as treasury stock, carried at cost and reflected as a reduction to shareholders' equity. Under the repurchase program, purchases are being made from time to time, depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions. As of December 31, 2000, the Company repurchased 3.0 million shares of its common stock in the open market at a total cost of $91.8 million under this repurchase authorization.

(b) Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

                                                                              Foreign
                                                                Net           Currency       Minimum
                                                            Unrealized      Translation      Pension        Accumulated Other
                                                           Gains (Losses)    Adjustment     Liability     Comprehensive Income
                                                           -------------------------------------------------------------------
                                                                                     (in millions)
Balance at January 1, 1998 ............................       $ 520.4         $(44.1)        $(29.5)            $ 446.8

Gross unrealized gains (losses) (net of deferred
   income tax benefit of $56.7 million) ...............        (121.3)            --             --              (121.3)
Less reclassification adjustment for
   (gains) losses, realized in net
   income (net of tax expense of
   $61.4 million) .....................................        (113.9)            --             --              (113.9)
Participating group annuity contracts (net of
   deferred income tax expense of $31.1 million)  .....          57.7             --             --                57.7
Adjustment to deferred policy acquisition costs and
   present value of future profits (net of deferred
   income tax expense of $15.5 million) ...............          28.9             --             --                28.9
                                                           -------------------------------------------------------------------
Net unrealized gains (losses) .........................        (148.6)            --             --              (148.6)
Foreign currency translation adjustment ...............            --           (6.0)            --                (6.0)

Minimum pension liability (net of deferred income
   tax benefit of $6.2 million) .......................            --             --           (8.8)               (8.8)
                                                           -------------------------------------------------------------------
Balance at December 31, 1998 ..........................         371.8          (50.1)         (38.3)              283.4
                                                           -------------------------------------------------------------------

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity - (Continued)

                                                                               Foreign
                                                                 Net           Currency        Minimum
                                                             Unrealized      Translation       Pension        Accumulated Other
                                                            Gains (Losses)    Adjustment      Liability     Comprehensive Income
                                                            --------------------------------------------------------------------
                                                                                     (in millions)
Balance at December 31, 1998 ..........................        $ 371.8         $ (50.1)        $ (38.3)            $ 283.4

Gross unrealized gains (losses) (net of deferred
   income tax benefit of $277.9 million) ..............         (508.2)             --              --              (508.2)
Less reclassification adjustment for
   (gains) losses, realized in net
   income (net of tax expense of
   $5.4 million) ......................................          (10.0)             --              --               (10.0)
Participating group annuity contracts (net of
   deferred income tax expense of $40.1 million)  .....           74.6              --              --                74.6
Adjustment to deferred policy acquisition costs and
   present value of future profits (net of deferred
   income tax expense of $71.3 million) ...............          132.3              --              --               132.3
                                                            --------------------------------------------------------------------
Net unrealized gains (losses) .........................         (311.3)             --              --              (311.3)
Foreign currency translation adjustment ...............             --            16.9              --                16.9

Minimum pension liability (net of deferred income
   tax benefit of $12.3 million) ......................             --              --           (22.9)              (22.9)
                                                            --------------------------------------------------------------------
Balance at December 31, 1999 ..........................           60.5           (33.2)          (61.2)              (33.9)
                                                            --------------------------------------------------------------------

Gross unrealized gains (losses) (net of deferred
   income tax expense of $39.1 million) ...............           49.8              --              --                49.8
Less reclassification adjustment for
   (gains) losses, realized in net
   income (net of tax benefit of
   $62.0 million) .....................................          115.2              --              --               115.2
Participating group annuity contracts (net of
   deferred income tax benefit of $3.6 million) .......           (6.8)             --              --                (6.8)
Adjustment to deferred policy acquisition costs and
   present value of future profits (net of deferred
   income tax benefit of $17.5 million) ...............          (32.6)             --              --               (32.6)
                                                            --------------------------------------------------------------------
Net unrealized gains (losses) .........................          125.6              --              --               125.6
Foreign currency translation adjustment ...............             --           (19.1)             --               (19.1)

Minimum pension liability (net of deferred income
   tax expense of $4.4 million) .......................             --              --             8.2                 8.2
                                                            --------------------------------------------------------------------
Balance at December 31, 2000 ..........................        $ 186.1         $ (52.3)        $ (53.0)            $  80.8
                                                            ====================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity - (Continued)

Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholders' equity, are summarized as follows:

For the Years Ended December, 31                             2000            1999            1998
                                                           ---------------------------------------
                                                                        (in millions)
Balance, end of year comprises:
   Unrealized investment gains (losses) on:
      Fixed maturities ............................        $ 206.5         $(198.1)        $ 730.7
      Equity investments ..........................          264.8           144.0           239.0
      Derivatives and other .......................         (148.5)          110.8          (111.5)
                                                           ---------------------------------------
Total .............................................          322.8            56.7           858.2

Amounts of unrealized investment (gains) losses
  attributable to:
      Participating group annuity contracts .......          (34.4)          (24.0)         (138.7)
      Deferred policy acquisition cost and
        present value of future profits ...........           10.0            60.1          (143.5)
      Deferred federal income taxes ...............         (112.3)          (32.3)         (204.2)
                                                           ---------------------------------------
Total .............................................         (136.7)            3.8          (486.4)
                                                           ---------------------------------------

Net unrealized investment gains ...................        $ 186.1         $  60.5         $ 371.8
                                                           =======================================

C) Statutory Results

The Life Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. Prescribed statutory accounting practices include state laws, regulations and administrative rules, as well as guidance published by the NAIC. Permitted accounting practices encompass all accounting practices that are not prescribed by the sources noted above. Since 1988, the Commonwealth of Massachusetts Division of Insurance has provided the Company with approval to recognize the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." The Company furnishes the Commonwealth of Massachusetts Division of Insurance with an actuarial certification of the prepaid expense computation on an annual basis.

In addition, during 2000 and 1999, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record its Asset Valuation Reserve in excess of the prescribed maximum reserve level by $36.7 million and $48.0 million at December 31, 2000 and 1999, respectively. There are no other material permitted practices.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 - Shareholders' Equity - (Continued)

Statutory net income and surplus include the accounts of the Life Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary, Investors Partner Life Insurance Company, and Investors Guaranty Life Insurance Company.

                                                    2000                1999                 1998
                                                 --------------------------------------------------
                                                                   (in millions)
Statutory net income...................          $   617.6           $   573.2            $   627.3
Statutory surplus......................            3,700.5             3,456.7              3,388.7

Massachusetts has enacted laws governing the payment of dividends by insurers. Under Massachusetts insurance law, no insurer may pay any shareholder dividends from any source other than statutory unassigned funds without the prior approval of the Massachusetts Division of Insurance. Massachusetts law also limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Massachusetts Division of Insurance, to the greater of (i) 10% of its statutory policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year, if such insurer is a life company.

Note 12 -- Segment Information

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets or distribution channels.

Retail-Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

Retail-Asset Gathering Segment. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds, closed-end funds, and 401(k) services. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Institutional-Guaranteed and Structured Financial Products (G&SFP) Segment. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

Institutional-Investment Management Segment. Offers a wide range of investment management products and services to institutional investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information - (Continued)

Corporate and Other Segment. Primarily consists of the Company's international insurance operations, certain corporate operations, and businesses that are either disposed or in run-off. Corporate operations primarily include certain financing activities, income on capital not specifically allocated to the reporting segments and certain non-recurring expenses not allocated to the segments. The disposed businesses primarily consist of group health insurance and related group life insurance, property and casualty insurance and selected broker/dealer operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment gains or losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment gains and losses, including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

Amounts reported as segment adjustments in the tables below primarily relate to:
(i) certain realized investment gains (losses), net of related amortization adjustment for deferred policy acquisition costs and amounts credited to participating pension contractholder accounts (the adjustment for realized investment gains (losses) excludes gains and losses from mortgage securitizations and investments backing short-term funding agreements because management views the related gains and losses as an integral part of the core business of those operations); (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems, retail operations and mutual fund operations; (iv) the surplus tax on mutual life insurance companies which as a stock company is no longer applicable to the Company; (v) a fourth quarter 1999 charge for uncollectible reinsurance related to certain assumed reinsurance business; (vi) a fourth quarter 1999 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account; (vii) a charge for certain one time costs associated with the demutualization process; and (viii) cumulative effect of accounting change.

The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information - (Continued)

                                                                      Retail                 Institutional
                                                          Retail       Asset    Institutional  Investment   Corporate
2000                                                    Protection   Gathering      G&SFP      Management   and Other   Consolidated
                                                       -----------   ---------  ------------- ------------  ---------   ------------
Revenues:
      Segment revenues ..............................   $ 1,804.6    $ 1,195.9    $ 2,574.3    $   212.0    $ 1,719.6    $ 7,506.4
      Realized investment gains (losses), net .......       (18.9)        15.4        (64.7)         7.1        152.8         91.7
                                                       -----------------------------------------------------------------------------
      Revenues ......................................   $ 1,785.7    $ 1,211.3    $ 2,509.6    $   219.1    $ 1,872.4    $ 7,598.1
                                                       =============================================================================
      Net investment income .........................   $   612.0    $   445.8    $ 1,743.2    $    22.7    $   447.7    $ 3,271.4
Net Income:
      Segment after-tax operating income ............       262.0        128.8        212.1         46.8        102.5        752.2
      Realized investment gains (losses), net .......       (12.0)        18.6        (40.5)         4.4         93.5         64.0
      Restructuring charges .........................        (6.7)        (1.4)        (2.6)          --         (1.3)       (12.0)
      Surplus tax ...................................        20.8          0.6          6.5           --         18.1         46.0
      Demutualization expenses ......................         1.6          0.4          0.4           --         (9.4)        (7.0)
      Other demutualization related costs ...........        (6.8)        (1.3)        (1.7)          --         (0.2)       (10.0)
      Group pension dividend transfer ...............          --           --          5.7           --           --          5.7
                                                       -----------------------------------------------------------------------------
      Net income ....................................   $   258.9    $   145.7    $   179.9    $    51.2    $   203.2    $   838.9
                                                       =============================================================================
Supplemental Information:
      Inter-segment revenues ........................          --           --           --    $    39.1    $   (39.1)          --
      Equity in net income of investees
       accounted for by the equity method ...........   $     7.5    $     3.5    $    11.2         16.8        104.8    $   143.8
      Amortization of deferred policy
       acquisition costs ............................        63.4         78.8          2.6           --         46.8        191.6
      Interest expense ..............................         1.1          3.5           --         12.1         46.7         63.4
      Income tax expense ............................        93.7         57.9         78.5         35.2         80.9        346.2
      Segment assets ................................    26,746.4     14,067.2     30,908.4      3,124.5     12,506.8     87,353.3
Net Realized Investment Gains Data:
      Net realized investment (losses) gains ........       (35.0)        18.8        (57.8)        10.3        152.9         89.2
      Add capitalization/less amortization of
        Deferred policy acquisition costs
        related to net realized investment
        gains (losses) ..............................         4.4         (3.5)          --           --           --          0.9
      Less amounts credited to participating
        Pension contractholder accounts .............          --           --         (6.9)          --           --         (6.9)
                                                       -----------------------------------------------------------------------------
      Net realized investment (losses) gains,
        net of related amortization of
        deferred policy acquisition costs and
        amounts credited to participating
        pension contractholders - per consolidated
        financial statements ........................       (30.6)        15.3        (64.7)        10.3        152.9         83.2
      Less realized investment (losses) gains
        Attributable to mortgage securitizations ....          --           --           --         (3.2)          --         (3.2)
      Net realized investment gains in the
        closed block ................................        11.7           --           --           --           --         11.7
                                                       -----------------------------------------------------------------------------
      Realized investment (losses) gains,
        net-pre-tax adjustment made to
        calculate segment operating income ..........       (18.9)        15.3        (64.7)         7.1        152.9         91.7
      Less income tax effect ........................         6.9          3.3         24.2         (2.7)       (59.4)       (27.7)
                                                       -----------------------------------------------------------------------------
      Realized investment (losses) gains,
        net-after-tax adjustment made to
        calculate segment operating income ..........   $   (12.0)   $    18.6    $   (40.5)   $     4.4    $    93.5    $    64.0
                                                       =============================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information - (Continued)

                                                                      Retail                 Institutional
                                                          Retail       Asset    Institutional  Investment   Corporate
1999                                                    Protection   Gathering      G&SFP      Management   and Other   Consolidated
                                                       -----------   ---------  ------------- ------------  ---------   ------------
Revenues:
      Segment revenues ..............................   $ 2,903.0    $ 1,057.3    $ 2,194.0    $   189.9    $ 1,310.5    $ 7,654.7
      Realized investment gains (losses), net .......       173.5        (11.0)        93.3          3.1        (56.1)       202.8
                                                       -----------------------------------------------------------------------------
      Revenues ......................................   $ 3,076.5    $ 1,046.3    $ 2,287.3    $   193.0    $ 1,254.4    $ 7,857.5
                                                       =============================================================================
      Net investment income .........................   $ 1,107.3    $   388.6    $ 1,681.4    $    45.9    $   350.8    $ 3,574.0
Net Income:
      Segment after-tax operating income ............       190.6        115.1        202.4         37.3         67.8        613.2
      Realized investment gains (losses), net .......       108.5         (6.9)        58.4          2.0        (42.1)       119.9
      Class action lawsuit ..........................          --           --           --           --        (91.1)       (91.1)
      Restructuring charges .........................        (8.6)        (7.3)        (0.6)          --         (0.5)       (17.0)
      Surplus tax ...................................       (12.5)        (1.0)        (6.5)          --         (2.2)       (22.2)
       Workers' compensation reinsurance
         Reserves ...................................          --           --           --           --       (133.7)      (133.7)
      Group pension dividend transfer ...............          --           --       (205.8)          --           --       (205.8)
      Demutualization expenses ......................       (61.3)       (13.0)       (16.1)          --         (3.2)       (93.6)
      Other demutualization related costs ...........        (4.6)        (0.9)        (1.1)          --         (0.2)        (6.8)
      CumuIative effect of accounting
       change .......................................          --         (9.6)          --         (0.1)          --         (9.7)
                                                       -----------------------------------------------------------------------------
      Net income ....................................   $   212.1    $    76.4    $    30.7    $    39.2    $  (205.2)   $   153.2
                                                       =============================================================================
Supplemental Information:
      Inter-segment revenues ........................          --           --           --    $    43.6    $   (43.6)          --
      Equity in net income of investees
       accounted for by the equity method ...........   $    46.2    $    (0.3)   $    14.3          3.5          1.4    $    65.1
      Amortization of deferred policy
       acquisition costs ............................        71.8         53.5          3.1           --         38.4        166.8
      Interest expense ..............................         0.7          6.2           --          5.3         57.9         70.1
      Income tax expense (credit) ...................       139.9         52.6         (7.8)        26.5       (111.9)        99.3
      Segment assets ................................    25,378.4     14,297.2     30,231.5      3,531.4     11,017.2     84,455.7
Net Realized Investment Gains Data:
      Net realized investment gains (losses) ........       228.3        (16.1)        97.4          6.6        (55.3)       260.9
      Less amortization of deferred policy
        Acquisition costs related to net realized
        Investment (losses) gains ...................       (54.8)         5.1           --           --         (0.8)       (50.5)
      Less amounts credited to participating
        Pension contractholder accounts .............          --           --        (35.3)          --           --        (35.3)
                                                       -----------------------------------------------------------------------------
      Net realized investment gains (losses),
        net of related amortization of
        deferred policy acquisition costs and
        amounts credited to participating
        pension contractholders - per consolidated
        financial statements ........................       173.5        (11.0)        62.1          6.6        (56.1)       175.1
      Less realized investment (losses) gains
        Attributable to mortgage securitizations
        and investments backing short-term
        funding agreements ..........................          --           --        (31.2)         3.5           --        (27.7)
      Less gain on sale of business .................          --           --           --           --        (33.0)       (33.0)
                                                       -----------------------------------------------------------------------------
      Realized investment gains (losses),
        net-pre-tax adjustment made to
        calculate segment operating income ..........       173.5        (11.0)        93.3          3.1        (89.1)       169.8
      Less income tax effect ........................       (65.0)         4.1        (34.9)        (1.1)        47.0        (49.9)
                                                       -----------------------------------------------------------------------------
      Realized investment gains (losses),
        net-after-tax adjustment made to
        calculate segment operating income ..........   $   108.5    $    (6.9)   $    58.4    $     2.0    $   (42.1)   $   119.9
                                                       =============================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information - (Continued)

                                                                      Retail                 Institutional
                                                          Retail       Asset    Institutional  Investment   Corporate
                                                        Protection   Gathering      G&SFP      Management   and Other   Consolidated
                                                       -----------   ---------  ------------- ------------  ---------   ------------
1998
Revenues:
      Segment revenues ..............................   $ 2,759.2    $ 1,015.3    $ 1,731.2    $   143.9    $ 1,103.9    $ 6,753.5
      Realized investment gains, net ................        75.6         18.3         30.7          0.2         23.7        148.5
                                                       -----------------------------------------------------------------------------
      Revenues ......................................   $ 2,834.8    $ 1,033.6    $ 1,761.9    $   144.1    $ 1,127.6    $ 6,902.0
                                                       =============================================================================
      Net investment income .........................   $ 1,063.9    $   378.0    $ 1,576.3    $    24.1    $   288.4    $ 3,330.7
Net Income:
      Segment after-tax operating income ............   $   172.3    $   111.1    $   145.7    $    15.4    $    56.3    $   500.8
      Realized investment gains, net ................        49.2         12.0         17.2          0.1         15.4         93.9
      Class action lawsuit ..........................          --           --           --           --       (150.0)      (150.0)
      Surplus tax ...................................        11.7          0.3          2.0           --          1.5         15.5
      Demutualization expenses ......................        (7.9)        (1.8)        (1.5)          --         (0.5)       (11.7)
                                                       -----------------------------------------------------------------------------
      Net income ....................................   $   225.3    $   121.6    $   163.4    $    15.5    $   (77.3)   $   448.5
                                                       =============================================================================
Supplemental Information:
      Inter-segment revenues ........................          --           --           --    $    34.3    $   (34.3)          --
      Equity in net income of investees
       accounted for by the equity method ...........   $    54.9           --    $    12.7          0.9          1.5    $    70.0
      Amortization of deferred policy
       acquisition costs ............................       153.9    $    46.8          3.7           --         45.3        249.7
      Interest expense ..............................         0.3          8.5           --          7.0         60.9         76.7
      Income tax expense (credit) ...................        82.3         62.2         68.4         10.7        (46.0)       177.6
      Segment assets ................................    25,703.7     12,715.7     29,315.2      3,439.6      5,792.5     76,966.7
Net Realized Investment Gains Data:
      Net realized investment gains (losses) ........       113.2         21.9         72.1         (4.2)        23.7        226.7
      Less amortization of deferred policy
        acquisition costs related to net realized
        investment (losses) gains ...................       (37.6)        (3.6)          --           --           --        (41.2)
      Less amounts credited to participating
        pension contractholder accounts .............          --           --        (79.1)          --           --        (79.1)
                                                       -----------------------------------------------------------------------------
      Net realized investment gains (losses),
        net of related amortization of
        deferred policy acquisition costs and
        amounts credited to participating
        pension contractholders - per consolidated
        financial statements ........................        75.6         18.3         (7.0)        (4.2)        23.7        106.4
      Less realized investment (losses) gains
        attributable to mortgage securitizations
        and investments backing short-term
        funding agreements ..........................          --           --        (37.7)        (4.4)          --        (42.1)
                                                       -----------------------------------------------------------------------------
      Realized investment gains, net-pre-tax
        adjustment made to calculate segment
        operating income ............................        75.6         18.3         30.7          0.2         23.7        148.5
      Less income tax effect ........................       (26.4)        (6.3)       (13.5)        (0.1)        (8.3)       (54.6)
                                                       -----------------------------------------------------------------------------
      Realized investment gains, net-after-tax
        adjustment made to calculate segment
        operating income ............................   $    49.2    $    12.0    $    17.2    $     0.1    $    15.4    $    93.9
                                                       =============================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information - (Continued)

The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:

                                                                                                               Income Before
                                                                                                        Income Taxes and Cumulative
                                                                 Long-Lived                                      Effect of
Location                                        Revenues           Assets             Assets                 Accounting Change
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
2000
United States..........................          $6,274.8           $424.8           $77,649.5                    $1,115.5
Canada.................................           1,078.6             30.4             9,259.7                        63.7
Foreign - other........................             244.7              3.4               444.1                         5.9
                                            ----------------------------------------------------------------------------------------
                                                 $7,598.1           $458.6           $87,353.3                    $1,185.1
                                            ========================================================================================

1999
United States..........................          $6,878.9           $440.0           $75,644.9                      $214.0
Canada.................................             741.9             28.8             8,461.7                        41.8
Foreign - other........................             236.7              2.2               349.1                         6.4
                                            ----------------------------------------------------------------------------------------
                                                 $7,857.5           $471.0           $84,455.7                      $262.2
                                            ========================================================================================

1998
United States..........................          $6,161.4           $442.5           $71,744.6                      $593.9
Canada.................................             512.0             24.9             4,941.6                        30.2
Foreign - other........................             228.6              2.1               280.5                         2.0
                                            ----------------------------------------------------------------------------------------
                                                 $6,902.0           $469.5           $76,966.7                      $626.1
                                            ========================================================================================

The Company has no reportable major customers and revenues are attributed to countries based on the location of customers.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 13 -- Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not represent the underlying value of the Company and, accordingly, care should be exercised in drawing conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company to determine the fair values of financial instruments:

     Fair values for publicly traded fixed maturities (including redeemable preferred stocks) are obtained from an independent pricing service. Fair values for private placement securities and fixed maturities not provided by the independent pricing service are estimated by the Company by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

     The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the loans. Mortgage loans with similar characteristics and credit risks are aggregated into qualitative categories for purposes of the fair value calculations. Fair values for impaired mortgage loans are measured based either on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral for loans that are collateral dependent.

     The carrying amount in the balance sheet for policy loans, short-term investments and cash and cash equivalents approximates their respective fair values.

     The fair value of the Company's long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements. Carrying amounts for commercial paper and short-term borrowings approximate fair value.

     Fair values for the Company's guaranteed investment contracts and funding agreements are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The fair value for fixed-rate deferred annuities is the cash surrender value, which represents the account value less applicable surrender charges. Fair values for immediate annuities without life contingencies and supplementary contracts without life contingencies are estimated based on discounted cash flow calculations using current market rates.

     The Company's derivatives include futures contracts, interest rate swap, cap and floor agreements, swaptions, currency rate swap agreements and equity collar agreements. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the financial futures contracts and brokerage quotes that utilize pricing models or formulas using current assumptions for all swaps and other agreements.

     The fair value for commitments approximates the amount of the initial commitment.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 13 -- Fair Value of Financial Instruments - (Continued)

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                               December 31
                                                                   2000                            1999
                                                        -------------------------      --------------------------
                                                         Carrying          Fair         Carrying           Fair
                                                           Value          Value           Value           Value
                                                        -------------------------      --------------------------
                                                                              (in millions)
Assets:
   Fixed maturities:
     Held-to-maturity ............................      $11,888.6       $11,651.2       $13,800.3       $13,448.4
     Available-for-sale ..........................       16,061.9        16,061.9        17,069.6        17,069.6
   Equity securities:
     Available-for-sale ..........................        1,134.4         1,134.4         1,232.1         1,232.1
     Trading securities ..........................          231.6           231.6            84.1            84.1
   Mortgage loans on real estate .................        8,969.4         9,351.1        10,736.4        10,685.2
   Policy loans ..................................          428.6           428.6         1,938.8         1,938.8
   Short-term investments ........................          151.9           151.9           166.9           166.9
   Cash and cash equivalents .....................        2,974.4         2,974.4         1,817.9         1,817.9

Liabilities:
   Debt ..........................................          779.3           771.5           990.7           962.8
   Guaranteed investment contracts and
     funding agreements ..........................       14,333.9        13,953.8        13,109.3        12,709.1
   Fixed rate deferred and immediate annuities ...        5,195.2         5,101.3         4,801.1         4,656.9
   Supplementary contracts
     without life contingencies ..................           60.0            63.1            56.6            55.7

Derivatives assets/(liabilities) relating to:
   Futures contracts, net ........................          (16.2)          (16.2)           31.3            31.3
   Interest rate swap agreements .................         (178.2)         (176.1)           82.9           (18.3)
   Interest rate swap CMT ........................             --            (5.2)             --              --
   Interest rate cap agreements ..................            2.2             2.2             5.8             5.8
   Interest rate floor agreements ................           59.0            59.0             0.1             0.1
   Interest rate swaption agreements .............           (1.3)           (1.3)           (3.6)           (3.6)
   Currency rate swap agreements .................           11.4          (461.6)            9.1           (48.3)
   Equity collar agreements ......................           11.7            11.7            53.0            53.0

Commitments ......................................             --        (1,843.9)             --        (1,273.5)

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans

On January 5, 2000, the Life Company, as sole shareholder of John Hancock Financial Services, Inc., approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Life Company, options granted may be either non-qualified options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire the Company's common stock.

The maximum number of shares of common stock available under the Incentive Plan is 5% of the total number of shares of common stock that were outstanding following the IPO. In addition, no more than 4% of these shares shall be available for awards of incentive stock options under the Incentive Plan, and no more than 1% of these shares shall be available for stock awards, which includes non-vested stock. The aggregate number of shares that may be covered by awards for any one participant over the period that the Incentive Plan is in effect shall not exceed 1% of these shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

The Incentive Plan has options exercisable at March 13, 2001 and 2002, June 12, 2001 and 2002, and August 14, 2001 and 2002. The Company has granted 4.6 million options as of December 31, 2000. Options outstanding under the Incentive Plan were granted at a price equal to the market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date.

The status of stock options under the Long-Term Stock Incentive Plan is summarized below as of December 31:

                                              Number of shares  Weighted-average
                                               (in thousands)    exercise price
                                              ----------------  ----------------

Outstanding at February 1, 2000                         --               --
  Granted                                          4,618.4          $ 14.06
  Exercised                                            0.2            13.94
  Canceled                                           311.6            13.94
                                              ----------------------------------

Outstanding at December 31, 2000                   4,306.6            14.07

Options exercisable at:
   March 13, 2001                                  2,125.3            13.94
   June 12, 2001                                       6.3            23.37
   August 14, 2001                                    21.7            23.75
   March 13, 2002                                  2,125.3            13.94
   June 12, 2002                                       6.3            23.37
   August 14, 2002                                    21.7            23.75

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans - (Continued)

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The estimated weighted-average grant date fair value per share of stock options granted during 2000 using the Black-Scholes option valuation model was $3.66. The fair value of options granted in 2000 is estimated on the date of grant using the following assumptions: dividend yield of 1.8%, expected volatility of 24%, risk-free interest rate range of 4.8% to 5.6% depending on grant date, and an expected life ranging from 2 to 5 years.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                 For the Period February
                                        1 through                    Year Ended December 31, 2000
                                    December 31, 2000                   Pro Forma (unaudited)
                                 -----------------------             ----------------------------
                                           (dollars in millions, except per share data)
Net income:
   As reported                            $794.9                                 $838.9
   Pro forma (unaudited)                   791.2                                  834.6
Earnings per share
 Basic:
   As reported                              2.53                                   2.67
   Pro forma (unaudited)                    2.52                                   2.65
 Diluted:
   As reported                              2.51                                   2.65
   Pro forma (unaudited)                    2.50                                   2.64

At December 31, 2000, the Company had 4.3 million stock options outstanding with a weighted-average remaining contractual life of 4.2 years and a weighted-average exercise price of $14.07. As of December 31, 2000, there were 21,707 options exercisable, which represent grants to employees who subsequently retired. Employees who retire with outstanding options immediately vest and have a maximum of one year to exercise.

On March 13, 2000, the Company granted 291,028 shares of non-vested stock to key personnel at a weighted- average grant price per share of $14.34. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The total grant-date exercise price of the non-vested stock granted from February 1, 2000 through December 31, 2000 is $4.2 million. During the third and fourth quarters of 2000, 50,837 shares of non-vested stock were forfeited with a total grant date exercise price of $0.7 million.

Stock Ownership and Loan Program

In January 2000, the Company adopted a loan program whereby the Company may extend credit to key executives to purchase stock in order for them to meet mandatory stock ownership requirements. These full recourse loans bear interest at variable rates and principal and interest are payable no later than the death of the executive, termination of employment or five years. As of December 31, 2000, these loans receivable were $3.6 million and are recorded in other assets.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 15-- Subsequent Events

On February 5, 2001, the Board of Directors approved stock and stock option grants to the Policy Committee of the Company. The equity grants were made in compliance with the terms of the demutualization Plan of Reorganization and the 1999 Long-Term Stock Incentive Plan which had been originally approved by the Board of Directors of John Hancock Financial Services, Inc. on August 31, 1999 (the Plan). A total of 56.0 thousand shares of non-vested stock was granted, with a total grant date exercise price of $2.0 million. A total of 9.4 million options were granted, with a grant date exercise price of $35.53 per share.

On February 8, 2001, the Company signed letters of intent to reinsure 50% of the business in the Closed Block, effective January 1, 2001. The effect of the reinsurance will be to lower the Life Company's statutory risk based capital requirements and to raise its statutory risk based capital ratio. This will provide greater statutory capital flexibility for the Life Company. There will be no effect on policyholder dividends, nor will the immediate effect on earnings be material, as the reinsurance treaties will not meet the requirements of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long Duration Contracts." Final treaties with two reinsurers are expected to be signed by the end of the first quarter of 2001. The reinsurance agreements result in making several hundred million dollars in statutory capital available for further business development or other purposes.

-----------------------------------------------
Event (Unaudited) Subsequent to Date of Auditors' Report

In March 2001, the Company announced the sale of the retirement plan record-keeping business operated out of the mutual fund subsidiary of the Company, John Hancock Funds. It is estimated that an after-tax charge of approximately $9 million will be recorded in the first quarter of 2001 and that the Company will initially sever 31 employees with additional severances planned. The Company will continue to manage the assets of the business, the purchaser will assume the record-keeping and support responsibilities.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 16 -- Quarterly Results of Operations - (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2000 and 1999:

                                                            2000                                           1999
                                         -------------------------------------------------------------------------------------------
                                           March      June     September   December     March       June      September     December
------------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)
Premiums and other considerations        $  760.9   $  915.9   $  663.4    $1,011.7   $  723.0    $1,052.3    $  762.6     $  860.5
Net investment income                       848.6      812.0      795.9       814.9      843.3       873.6       864.1        993.0
Net realized investment gains (losses),
  net of related amortization
  of deferred policy acquisition costs
  and amounts credited to
  participating pension
  contractholders                            18.3       63.0       (2.7)        4.6      101.8       140.0       (63.8)        (2.9)
Total revenues                            1,864.3    1,999.9    1,695.1     2,038.8    1,823.5     2,261.1     1,733.5      2,039.4

Benefits and expenses (a)                 1,569.9    1,657.9    1,429.1     1,756.1    1,537.3     1,942.0     1,696.0      2,420.0
Income before income taxes and
  cumulative effect of accounting
  change                                    294.4      342.0      266.0       282.7      286.2       319.1        37.5       (380.6)
Cumulative effect of accounting
  Change, net of tax                           --         --         --          --        9.7          --          --           --
Net income                                  191.5      232.4      184.3       230.7      188.0       202.0        19.1       (255.9)
------------------------------------------------------------------------------------------------------------------------------------
 Income before cumulative effect of
  accounting change per common
  share
   Basic                                 (b)$0.61      $0.74      $0.59       $0.74        N/A         N/A         N/A     (c)$0.52
   Diluted                               (b)$0.61      $0.73      $0.58       $0.73        N/A         N/A         N/A     (c)$0.52
------------------------------------------------------------------------------------------------------------------------------------
 Net income per common share
   Basic                                 (b)$0.61      $0.74      $0.59       $0.74        N/A         N/A         N/A     (c)$0.49
   Diluted                               (b)$0.61      $0.73      $0.58       $0.73        N/A         N/A         N/A     (c)$0.49
------------------------------------------------------------------------------------------------------------------------------------
Market price
   High                                     18.81      24.63      28.13       38.25        N/A         N/A         N/A          N/A
   Low                                      13.44      16.38      20.63       25.63        N/A         N/A         N/A          N/A
   Close                                    18.06      23.59      26.88       37.63        N/A         N/A         N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------

(a) The extraordinary item recorded in the prior year for demutualization expenses has been reclassified to benefits and expenses for all periods presented in accordance with SOP 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts," issued by the AICPA in December 2000.

(b) First quarter 2000 earnings per share are on a pro forma basis as the Company's IPO did not close until February 1, 2000. See Note 1. Actual net income per common share for the period from February 1, 2000 through March 31, 2000 was $0.47 for basic and diluted computations.

(c) This is unaudited pro forma information which gives effect to the Reorganization and Initial Public Offering referred to in Note 1. Because the Company did not have outstanding common stock prior to its IPO on February 1, 2000, the balances represent earnings per share on a pro forma basis for the period from January 1, 1999 through December 31, 1999 using
      314.8 million outstanding shares.