Form 10-K405, Exhibit 13
period 2001-12-31
HANCOCK JOHN FINANCIAL SERVICES INC
filed 2002-03-26
CIK 736260

Exhibit 13

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                 PORTIONS OF 2001 ANNUAL REPORT TO SHAREHOLDERS

         MANAGEMENT'S DISCUSSION AND ANALYSIS of FINANCIAL CONDITION and
                              RESULTS of OPERATIONS

      Management's discussion and analysis reviews our consolidated and segment financial condition as of December 31, 2001 and 2000, the consolidated results of operations for the years ended December 31, 2001, 2000 and 1999 and, where appropriate, factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated financial statements and related notes, included elsewhere in this Form 10-K.

Forward-Looking Statements

      The statements, analyses, and other information contained herein relating to trends in John Hancock Financial Services, Inc.'s, (the Company's) operations and financial results, the markets for the Company's products, the future development of the Company's business, and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the Company. Future events and their effects on the Company may not be those anticipated by management. The Company's actual results may differ materially from the results anticipated in these forward-looking statements.

      These forward-looking statements are subject to risks and uncertainties including, but not limited to, the risks that (1) a significant downgrade in our ratings for claims-paying ability and financial strength may lead to policy and contract withdrawals and materially harm our ability to market our products; (2) changes to or elimination of Federal tax benefits for our products and other changes in laws and regulations (including those relating to the Federal Estate Tax Laws) which the Company expects would adversely affect sales of our insurance and investment advisory products; (3) as a holding company, we depend on dividends from our subsidiaries, Massachusetts insurance law, and similar Canadian laws, may restrict the ability of John Hancock Life Insurance Company and Maritime Life Assurance Company to pay dividends to us; (4) we face increasing competition in our retail businesses from mutual fund companies, banks and investment management firms as well as from other insurance companies;
(5) a decline or increased volatility in the securities markets, and other economic factors, may adversely affect our business, particularly our variable life insurance, mutual fund, variable annuity and investment business; (6) due to acts of terrorism or other hostilities, there could be business disruption, economic contraction, increased mortality, morbidity and liability risks, generally, or investment losses that could adversely affect our business; (7) our life insurance sales are highly dependent on a third party distribution relationship; (8) customers may not be responsive to new or existing products or distribution channels, (9) interest rate volatility may adversely affect our profitability; (10) our net income and revenues will suffer if customers surrender annuities and variable and universal life insurance policies or redeem shares of our open-end mutual funds; (11) the independent directors of our variable series trusts and of our mutual funds could reduce the compensation paid to us or could terminate our contracts to manage the funds; (12) under our Plan of Reorganization, we were required to establish the closed block, a special arrangement for the benefit of a group of our policyholders. We may have to fund deficiencies in our closed block, and any overfunding of the closed block will benefit only the holders of policies included in the closed block, not our shareholders; (13) there are a number of provisions in our Plan of Reorganization, our Restated Certificate of Incorporation and by-laws, laws applicable to us, agreements that we have entered into with our senior management, and our shareholder rights plan, that will prevent or discourage takeovers and business combinations that our shareholders might otherwise consider to be in their best interests; (14) we will face losses if the claims on our insurance products, or reductions in rates of mortality on our annuity products, are greater than we projected; (15) we face investment and credit losses relating to our investment portfolio (16) we may experience volatility in net income due to changes in standards for accounting for derivatives and other changes; (17) our United States insurance companies are subject to risk-based capital requirements and possible guaranty fund assessments; (18) the National Association of Insurance Commissioners' codification of statutory accounting practices will adversely affect the statutory surplus of John Hancock Life Insurance Company; (19) we may be unable to retain personnel who are key to our business; (20) we may incur losses from assumed reinsurance business in respect of personal

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

accident insurance and the occupational accident component of workers compensation insurance; (21) litigation and regulatory proceedings may result in financial losses, harm our reputation and divert management resources, and (22) we face unforeseen liabilities arising from our acquisitions and dispositions of businesses.

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

Overview

      John Hancock Financial Services (JHFS, or the Company) is a leading financial services company providing a broad range of products and services in two major businesses: (1) the retail business, which offers insurance protection and asset gathering products and services primarily to retail consumers; and (2) the institutional business, which offers guaranteed and structured financial products and investment management products and services primarily to institutional customers. Our retail business is comprised of the Protection Segment and Asset Gathering Segment while our institutional business is comprised of the Guaranteed and Structured Financial Products Segment and the Investment Management Segment. In addition, we have a Corporate and Other Segment.

      Our revenues are derived principally from:

      o premiums on individual life insurance, individual and group long-term care insurance, annuities with life contingencies, single premium annuity contracts and group life insurance;

      o product charges from variable and universal life insurance products and annuities;

      o asset management fees from mutual fund and investment management products ;

      o sales charges and commissions derived from sales of investment and insurance products and distribution fees; and

      o net investment income and net realized investment and other gains on general account assets.

      Our expenses consist principally of insurance benefits provided to policyholders, interest credited on policyholders' general account balances, dividends to policyholders, other operating costs and expenses, which include commissions and general business expenses, net of expenses deferred, amortization of deferred policy acquisition costs, and premium and income taxes.

      Our profitability depends in large part upon: (1) the adequacy of our product pricing, which is primarily a function of competitive conditions, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions; (2) the amount of assets under management; and (3) the maintenance of our target spreads between the rate of earnings on our investments and credited rates on policyholders' general account balances. Overall financial market conditions have a significant impact on all of these profit drivers. The Company estimates that a full year increase (decrease) in interest rates of 1.0 % would increase (decrease) segment after tax operating income by approximately $9.0 million, and that a full year increase (decrease) in equity markets of 5% would increase (decrease) segment after tax operating income by approximately $17.0 million.

Critical Accounting Policies

      General

      We have identified the accounting policies below as critical to our business operations and understanding of our results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements. Note that the application of these accounting policies in the preparation of this report requires management to use judgments involving assumptions and estimates concerning future results

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

or other developments including the likelihood, timing or amount of one or more future transactions or events. There can be no assurance that actual results will not differ from those estimates. These judgments are reviewed frequently by senior management, and an understanding of them may enhance the reader's understanding of the Company's financial statements and Management's Discussion and Analysis.

      Amortization of Deferred Acquisition Costs

      We amortize deferred acquisition costs on term life and long-term care insurance ratably with premiums. We amortize our deferred policy acquisition costs on our annuity products and retail life insurance, other than term, based on a percentage of the estimated gross profits over the life of the policies, which are generally twenty years for annuities and thirty years for life policies. Our estimated gross profits are computed based on assumptions related to the underlying policies including mortality, lapse, expenses, and asset growth rates. We amortize deferred acquisition costs such that the percentage of gross profits to the amount of deferred acquisition costs amortized is constant over the life of the policies.

      Estimated gross profits are adjusted periodically to take into consideration the actual experience to date and changes in the remaining gross profits. When estimated gross profits are adjusted, we also adjust the amortization of deferred acquisition costs to maintain a constant amortization percentage over the life of the policies. Our current estimated gross profits include certain judgments concerning mortality, lapse and asset growth that are based on a combination of actual company experience and historical market experience of equity and fixed income returns. Short-term variances of actual results from the judgments made by management can impact quarter to quarter earnings.

      Benefits to Policyholders

      Reserves for future policy benefits are calculated using management's judgments of mortality, morbidity, lapse, investment experience and expense levels that are based primarily on the Company's past experience and are therefore reflective of the Company's proven underwriting and investing experience. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless the Company recognizes a loss on the entire line of business. The Company periodically reviews its policies for loss recognition and based on management's judgment the Company from time to time may recognize a loss on certain lines of business. Short-term variances of actual results from the judgments made by management are reflected in current period earnings and can impact quarter to quarter earnings.

      Investment in Debt and Equity Securities

      Impairments on our investment portfolio are recorded as a charge to income in the period when the impairment is judged by management to occur. See the discussion of Credit Risk in the Quantitative and Qualitative Information About Market Risk section of this document for a more detailed discussion of the judgments involved in determining impairments.

      Certain of our fixed income securities classified as held-to-maturity and available-for-sale are not publicly traded, and quoted market prices are not available from brokers or investment bankers on these securities. The change in the fair value of the available-for-sale securities is recorded in other comprehensive income as an unrealized gain or loss. We calculate the fair value of these securities ourselves through the use of pricing models and discounted cash flows calling for a substantial level of management's judgment. See the discussion in the General Account Investments section of this document for a more detailed discussion of this process and the judgments used therein.

      Benefit Plans

      The Company annually reviews its pension and other employee benefit plan assumptions concerning the discount rate and the long-term growth rate on plan assets and expected rate of compensation increase. The discount rate is generally set as an average of the prior year's discount rate and current year December daily average of long-term corporate bond yields, as published by Moody's Investor Services less a 5% allowance for expenses and default. The long-term rate on plan assets reflects the long-term rate expected to be earned based on the investment

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

policy and the various classes of the invested funds. The compensation rate increase is the average of the expected rates of compensation increase, which are based on current and expected long-term salary and compensation policy. Any variation of actual results from management's judgments may result in future earnings being materially different than anticipated.

      Income Taxes

      We establish reserves for possible penalty and interest payments to various taxing authorities with respect to the admissability and timing of tax deductions. Management makes judgments concerning the eventual outcome of these items and reviews those judgments on an ongoing basis.

Economic Trends

      The sales and other financial results of our retail business over the last several years have been affected by general economic and industry trends. Variable products, including variable life insurance and variable annuities, have accounted for the majority of recent increases in total premiums and deposits for the insurance industry as a result of the strong equity market growth in recent years and the "baby boom" generation reaching its high-earnings years and seeking tax-advantaged investments to prepare for retirement. This trend has been challenged recently by fluctuations in stock market performance and we have seen investors return to stable investment products. Our diverse distribution network and product offerings will assist in the maintenance of assets and provide for sales growth. Although sales of traditional life insurance products have experienced continued declines, sales of fixed annuity products and corporate owned life insurance have increased. With respect to our long-term care insurance products, premiums have increased due to the aging of the population and the expected inability of government entitlement programs to meet retirement needs.

      Premiums and deposits of our individual annuity products increased 4.1% to $2,119.3 million in 2001 as compared to 2000. Our variable life insurance product deposits in 2001 increased 2.9% to $948.5 million compared to 2000, while premiums on our long-term care insurance increased 21.4%, to $661.5 million in 2001 due to the acquisition of the long-term care insurance business of Fortis, Inc. (Fortis) in the prior year. Primarily due to aggressive marketing of both retail and institutional investment management services, new fund offerings, and refocusing the sales organization on regional broker/dealers and financial planners, mutual fund deposits and reinvestments remained stable, decreasing $183.1 million, or 3.0%, to $5,883.1 million in 2001. In addition, redemptions decreased $842.1 million, or 14.1%, to $5,123.1 million in 2001 due to conservation initiatives. We have reduced operating expenses to protect profit margins as we work to stabilize and grow assets under management in the mutual funds business. However, our mutual fund operations are impacted by general market trends, and a continued downturn in the mutual fund market may negatively affect our future operating results.

      Recent economic and industry trends also have affected the sales and financial results of our institutional business. Sales of fund-type products increased $804.7 million, or 21.1%, to $4,635.1 million. The increase was driven by increasing demand for funding agreements in the non-qualified institutional market, primarily Global Medium Term notes. Premiums from single premium annuity contracts increased to $893.6 million in 2001 from $741.6 million in 2000, primarily due to the sale of three single premium annuity contracts totaling $795.0 million. Moreover, our investment management services provided to domestic and international institutions include services and products such as investment advisory client portfolios, individually managed and pooled separate accounts, registered investment company funds, bond and mortgage securitizations, collateralized bond obligation funds and mutual fund management capabilities. Assets under management of our Investment Management Segment decreased to $28,770.6 million as of December 31, 2001 from $32,544.7 million as of December 31, 2000.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

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

      For additional information on the creation of the closed block see Note 5 to the consolidated financial statements.

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

Transactions Affecting Comparability of Results of Operations

      The following acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values, if any, recorded as goodwill. These entities or books of business were generally acquired by the Company in execution of its plan to acquire businesses that have strategic value, meet its earning requirements and advance the growth of its current businesses. The unaudited pro forma revenues, assuming the transactions had taken place at the beginning of the year of acquisition and the preceding year, for 2001, 2000 and 1999, were approximately $9,228.6 million, $9,277.2 million and $8,300.4 million, an increase of $119.6 million, $339.9 million and $492.8 million, respectively, from reported balances. The unaudited pro forma net income for the years ended December 31, 2001, 2000 and 1999, was approximately $622.0 million, $813.7 million and $153.6 million, a change of $3.3 million, $(5.0) million and $0.4 million, respectively, from reported balances. The unaudited pro forma earnings per share of the Company for the years ended December 31, 2001, 2000 and 1999, was approximately $2.02, $2.57 and $0.49, a change of $0.01, $(0.02) and $--, respectively, from reported balances.

      On October 1, 2001, Maritime, a majority owned subsidiary of the Company, completed its purchase of all of the shares of Royal & Sun Alliance Life Insurance Company of Canada (RSAF) for an amount of approximately $149.9 million. This transaction resulted in the recognition of goodwill of $77.6 million as of the date of purchase. The goodwill calculation is preliminary, further refinements might be necessary, and the calculation is expected to be finalized in 2002. RSAF's business includes life insurance, guaranteed interest savings and retirement products. The net income relating to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 was $2.4 million.

      On April 2, 2001, a subsidiary of the Company, Signature Fruit Company, LLC (Signature Fruit), purchased certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association, for approximately $53.0 million. The net losses related to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 were $3.4 million.

      On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis through a coinsurance agreement for approximately $165.0 million. The net income relating to the acquired operations is included in the Company's results from the date of aquisition through December 31, 2000.

      On October 1, 1999, Maritime completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. The net income relating to the acquired operations is included in the Company's results from the date of aquisition through December 31, 1999.

Transactions Occurring Subsequent to Year End

      On January 9, and February 5, 2002, the Compensation Committee of the Board of Directors approved stock and stock option grants to members of the Policy Committee and certain key employees of the Company. See Note 14 to the consolidated financial statements.

      On January 7, 2002, as part of its ongoing expense reduction program, the Company eliminated certain jobs and incurred severance benefits. See Note 1 to the consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Results of Operations

      The table below presents our consolidated results of operations and consolidated financial information for the years ended 2001, 2000 and 1999.

                                                            For the Years Ended December 31
                                                            -------------------------------

                                                              2001        2000       1999
                                                            -------------------------------
Revenues
   Premiums .............................................   $3,851.3    $3,452.1   $2,717.5
   Universal life and investment- type
      product charges ...................................      772.5       749.3      703.5
   Net investment income ................................    3,944.9     3,864.8    3,524.1
   Net realized investment and other gains (losses),
      net of related amortization of deferred policy
      acquisition costs, amounts credited to
      participating pension contractholders and .........     (249.1)       88.7      175.1
      the policyholder dividend obligation (1)
   Investment management revenues,
      commissions, and other fees .......................      602.9       764.8      680.9
   Other revenue (expense) ..............................      186.5        17.6        6.5
                                                            --------    --------   --------

      Total revenues ....................................    9,109.0     8,937.3    7,807.6

Benefits and expenses
   Benefits to policyholders, excluding amounts
      related to net realized investment and other
      gains (losses) credited to participating pension
      contractholders and the policyholder dividend
      obligation (2) ....................................    5,904.7     5,375.6    5,368.5
   Other operating costs and expenses ...................    1,500.1     1,586.4    1,412.3
   Amortization of deferred policy acquisition costs,
      excluding amounts related to net realized
      investment and other gains (losses) (3) ...........      306.8       242.0      166.8
   Dividends to policyholders ...........................      571.3       564.4      501.6
   Demutualization expenses .............................         --        10.6       96.2
                                                            --------    --------   --------

      Total benefits and expenses .......................    8,282.9     7,779.0    7,545.4
                                                            --------    --------   --------

Income before income taxes and cumulative effect
      of accounting changes .............................      826.1     1,158.3      262.2
Income taxes ............................................      214.6       339.6       99.3
                                                            --------    --------   --------

Income before cumulative effect of accounting
      changes ...........................................      611.5       818.7      162.9
Cumulative effect of accounting changes,
      net of taxes (4) ..................................        7.2          --       (9.7)
                                                            --------    --------   --------

Net income ..............................................   $  618.7    $  818.7   $  153.2
                                                            ========    ========   ========

(1) Net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and the policyholder dividend obligation of $(1.1) million, $11.7 million, and $85.8 million for the years ended 2001, 2000, and 1999, respectively.

(2) Excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders and the policyholder dividend obligation of $25.3 million, $21.0 million, and $35.3 million for the years ended 2001, 2000, and 1999, respectively.

(3) Excluding amounts related to net realized investment and other gains (losses) of $(26.4) million, $(9.3) million, and $50.5 million for the years ended 2001, 2000, and 1999, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

(4) Cumulative effect of accounting changes is shown net of taxes of $(4.2) million and $5.9 million for 2001 and 1999, respectively. There was no cumulative effect of accounting changes in 2000.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      The following discussion reflects the adoption of Statement of Position
(SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formation of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts" for all periods subsequent to the adoption of the closed block on February 1, 2000. In addition, the following discussion includes gains and losses, both realized and unrealized, on equity securities classified as trading in benefits to policyholders, a reclassification from net investment income as part of investment returns related to equity indexed universal life insurance policies sold at Maritime, otherwise these gains and losses are included in net realized investment and other gains (losses). Consolidated income before income taxes and cumulative effect of accounting changes of $826.1 million for the year ended December 31, 2001 decreased by $332.2 million, or 28.7%, as compared to consolidated income before income taxes and cumulative effect of accounting changes of $1,158.3 million for the year ended December 31, 2000. The decrease in consolidated income before income taxes was driven by $249.1 million in net realized investment and other losses for the year ended December 31, 2001, compared to $88.7 million in net realized investment and other gains for the year ended December 31, 2000. The $249.1 million in net realized investment and other losses in 2001 are net of $42.3 million in net realized investment and other gains allocated to the participating pension contractholders and $17.0 million in net realized investment and other losses allocated to the policyholder dividend obligation in 2001. The change in net realized investment and other gains (losses) is the result of debt write-downs of approximately $381.0 million driven by write-downs on securities of issuers affiliated with Enron Corporation, the Argentina government and other investments in that country, K-Mart Corporation and equity interests in certain collateralized debt obligations (CDO). The Company's Enron Corporation related debt write-downs were mitigated by approximately $77.3 million in net realized investment and other gains in credit swap protection. In addition, partially offsetting the debt write-down were $223.7 million in net realized investment and other gains on common stock sold during the year.

       The decrease in income before income taxes and cumulative effect of accounting changes was primarily attributable to decreases of $235.5 million in the Corporate and Other Segment, $72.5 million in the Asset Gathering Segment, $41.5 million in the Investment Management Segment, and $15.3 million in the Guaranteed and Structured Financial Products Segment. These decreases in income before income taxes and cumulative effect of accounting changes were partially offset by a $32.6 million increase in the Protection Segment. The decrease in the Corporate and Other Segment was primarily due to lower net realized investment and other gains (losses), which decreased $131.0 million, and lower net investment income, which decreased $132.0 million. The decrease in the Asset Gathering Segment was primarily due to a $70.2 million increase in net realized investment and other losses primarily related to the annuity business and an increase in expenses in the mutual funds business which are one-time in nature related primarily to the sale of the full service retirement business. The decrease in the Investment Management Segment is driven by a $74.8 million decrease in management advisory fees due to lower assets under management, partially offset by a decrease in operating expenses primarily due to non-recurring prior year amounts related to timber management contracts and performance fees paid for the management of the mezzanine fund and lower compensation expense in the current period. The decrease in the Guaranteed and Structured Financial Products Segment is primarily due to decreases in the fee businesses on lower average reserves driven by customer withdrawals and an increase in net realized investment and other losses of $56.3 million. The Protection Segment experienced an increase in income before income taxes and cumulative effect of accounting changes partially offset by an increase in net realized investment and other losses of $73.0 million, primarily due to fee revenues on growth in non-traditional life insurance products .

      Premium revenue was $3,851.3 million for 2001, an increase of $399.2 million, or 11.6%, from $3,452.1 million in 2000. The increase was primarily due to a $138.9 million increase in premiums in the Protection Segment, driven by renewal premium growth in the long-term care business of $116.1 million. Renewal premiums are growing due to the acquisition of the Fortis long-term care business in the prior year. Another significant driver was the Guaranteed and Structured Financial Products Segment which increased $136.5 million primarily due to growth in the single premium annuity business. Premiums in the Corporate and Other segment increased $112.5 million primarily due to the acquisition of Royal & Sun Alliance Life Insurance Company during 2001.

      Universal life and investment-type product charges were $772.5 million for 2001, an increase of $23.2 million, or 3.1%, from $749.3 million in 2000. These product charges consist primarily of cost of insurance fees on our variable life insurance and universal life insurance products and mortality and expense fees on our variable annuity products. The increase was primarily due to growth in the average account values in universal life insurance products, partially offset by lower average account balances in variable annuities and surrender fees.

      Net investment income was $3,944.9 million for 2001, an increase of $80.1 million, or 2.1%, from $3,864.8 million in 2000. The increase was primarily the result of higher average invested assets, which increased $4,659.2 million, or 9.3%, to $54,623.7 million in 2001, as compared to $49,964.5 million in 2000, partially offset by a lower net yield on average invested assets which decreased to 7.23% in 2001. The decrease in yield from the prior year is consistent with the average market rates in 2001 compared to 2000. The average 10-year U.S. Treasury rate in 2001 was 101 basis points lower than in 2000.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

      Net realized investment and other losses were $249.1 million for 2001, a decrease of $337.8 million from net realized investment and other gains of $88.7 million in 2000. The decrease was driven by the result of debt write-downs on securities of issuers affiliated with Enron Corporation, the Argentina government and other investments in that country, K-Mart Corporation and CDO. Partially offsetting debt losses were net realized investment and other gains on common stock of $223.7 million and approximately $77.3 million in net realized investment and other gains on credit swap protection investment strategy.

      Investment management revenues, commissions, and other fees were $602.9 million, a decrease of $161.9 million, or 21.2%, from $764.8 million in 2000. The decrease in fee revenue was the result of a lower assets under management. Assets under management decreased $983.1 million compared to the prior year period. Underwriting and distribution fees decreased $72.1 million, or 23.7%, to $232.5 million in 2001 primarily due to the decrease in front-end load mutual fund sales, and accordingly, commission revenue. Mutual fund advisory fees declined $16.3 million in 2001, primarily due to lower average assets under management.

      Other revenue was $186.5 million in 2001, an increase of $168.9 million, or 959.7%, from $17.6 million reported in 2000. The increase in other revenue is due to the Signature Fruit transaction in 2001. Signature Fruit, a subsidiary of the Company as of April 2, 2001, acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association. The revenues and expenses of Signature Fruit are included in the Company's income statement in other revenue and other operating costs and expenses, respectively. Signature Fruit generated $177.8 million in revenue in the year ended December 31, 2001.

      Benefits to policyholders were $5,904.7 million for 2001, an increase of $529.2 million, or 9.8%, from $5,375.6 million in 2000. The increase in benefits to policyholders was driven by growth in the long-term care insurance business primarily due to the acquisition of the long-term care insurance business of Fortis, Inc., the growth in the single premium annuities business in the G&SFP Segment and growth in the Corporate and Other Segment driven by the international operations, primarily Maritime who acquired an insurance operation in Canada in the fourth quarter of 2001 and an additional $30.0 million pre-tax charge in connection with the class action settlement involving individual life insurance policies sold from 1979 through 1996.

      Other operating costs and expenses were $1,500.1 million for 2001, a decrease of $86.3 million, or 5.4%, from $1,586.4 million for 2000. The decrease was primarily due to cost containment measures and lower commission expense in the mutual fund business on lower front-end load charge mutual fund sales and lowered deferred sales charges due to lower redemptions. In addition, lower compensation costs in our Investment Management Segment resulted from lower assets under management. Partially offsetting the decreases in other operating costs, was the inclusion of $183.0 million in operating costs of Signature Fruit in other operating costs and expenses in 2001.

      Amortization of deferred policy acquisition costs was $306.8 million for 2001, an increase of $64.8 million, or 26.8%, from $242.0 million for 2000. The increase was primarily due to higher amortization expense on non-traditional life insurance products resulting from higher current net investment income which increased margins in the business during 2001 .

      Dividends to policyholders were $571.3 million in 2001, an increase of $6.9 million, or 1.2%, from $564.4 million in 2000. The increase primarily resulted from normal growth in dividends on traditional life insurance products where average reserves have increased approximately 3.9% from the prior period.

      No demutualization costs were incurred during the year ended December 31, 2001. Demutualization expenses were $10.6 million for 2000. These expenses include printing and mailing fees, fees of the regulators' advisors and our financial, legal, actuarial and accounting advisors. While demutualization expenses were previously classified as an extraordinary item in our financial results, recent accounting literature now requires demutualization expenses to be classified as a single line item within income from continuing operations.

      Income taxes were $214.6 million in 2001, compared to $339.6 million for 2000. Our effective tax rate was 26.0% in 2001, as compared to 29.3% in 2000. The lower effective tax rate was primarily due to a decrease in the deferred tax liability associated with the lease residual management strategy, enacted tax rate reduction in Canada applicable to Maritime, lower state taxes associated with conversions of Independence Investment Associates and our non life subsidiary holding company to limited liability corporations, and increased affordable housing tax credits. Increased tax benefits associated with dividends received deductions and employee stock ownership plan interest exclusions also contributed to the overall effective tax rate decrease.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      The following discussion reflects the adoption of SOP 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formation of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts" for all periods subsequent to the adoption of the closed block on February 1, 2000. In addition, the following discussion includes gains and losses, both realized and unrealized, on equity securities classified as trading in benefits to policyholders, a reclassification from net investment income as part of investment returns related to equity indexed universal life insurance policies sold at Maritime, otherwise these gains and losses are included in net realized investment and other gains (losses). Consolidated income before income taxes and cumulative effect of accounting change of $1,158.3 million for the year ended December 31, 2000 increased by $896.1 million, or 341.8%, as compared to consolidated income before income taxes and cumulative effect of accounting change of $262.2 million for the year ended December 31, 1999. The increase was primarily attributable to increases in income before income taxes and cumulative effect of accounting change of $234.9 million in the Guaranteed and Structured Financial Products Segment, $601.1 million in the Corporate and Other Segment, $65.9 million in the Asset Gathering Segment and $20.7 million in the Investment Management Segment. These increases were partially offset by a decrease in the Protection Segment of $26.5 million. The increase in the Guaranteed and Structured Financial Products Segment was primarily due to the recognition of a $345.5 million pre-tax charge in the prior year for compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account. The increase in the Corporate and Other Segment was primarily due to a $208.6 million pre-tax charge in the prior year for our exposure to losses under our Workers' Compensation reinsurance programs, including Unicover Managers, Inc., that was associated with the group business we sold in 1998 and a $140.2 million pre-tax charge in the prior year in connection with the class action settlement. The increase in the Asset Gathering Segment was primarily due to an improvement in realized gains from the prior year: $15.4 million in realized gains were recognized in 2000 compared to $11.0 million in realized losses in 1999. In addition, demutualization and restructuring expenses decreased compared to the prior year. The increase in the Investment Management Segment was due primarily to higher investment advisory fees resulting from an incentive fee on contract restructuring and performance fees earned by the mezzanine fund manager. The Protection Segment decreased $26.5 million due to the adoption of SOP 00-3 in the fourth quarter of 2001 and its retroactive application to the origination of the closed block on February 1, 2000.

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

      Net investment income was $3,864.8 million for 2000, an increase of $340.7 million, or 9.7%, from $3,524.1 million in 1999. Net investment income in the prior year includes $9.0 million in net investment income earned in operations of disposed businesses. The increase was primarily the result of higher average invested assets, which increased $2,966.5 million, or 6.3%, to $49,964.5 million in 2000, as compared to $46,998.0 million in 1999. The net yield on average invested assets increased to 7.73% in 2000. The increase in yield from the prior year is consistent with the average market rates in 2000 compared to 1999, the average 10-year U.S. Treasury rate in 2000 was 34 basis points higher than in 1999.

      Net realized gains on investments were $88.7 million for 2000, a decrease of $86.4 million from $175.1 million in 1999. Net realized gains in the prior year include $23.0 million in net realized losses in the operations of disposed businesses in 1999. The decrease was primarily the result of 1999 gains on sales of real estate relating to the planned program to divest the Company of much of its real estate portfolio. The Company recognized approximately $115.1 million in realized gains from the sales of real estate in the prior year compared to net realized losses of approximately $21.1 million in 2000.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

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

      Benefits to policyholders were $5,375.6 million for 2000, an increase of $7.1 million, or 0.1%, from $5,368.5 million in 1999. Benefits to policyholders in the prior year includes $243.6 million in the operations of disposed businesses in 1999. The increase was primarily due to a $349.1 million, or 19.6% increase in the single premium annuity business, a $200.2 million increase primarily attributable to the acquisition of Aetna Canada which is included in our results for a full year in 2000, and a $72.0 million increase due to our Fixed Annuities business on the sales of single premium immediate annuities. In addition, we experienced an increase of $158.8 million increase in benefits on individual long-term care insurance products, primarily due to the acquisition of the long-term care business of Fortis, Inc. as of March 1, 2000. These increases were partially offset by recognizing a $345.5 million pre-tax charge in the prior year for compensation of group participating contractholders for assets transferred in conjunction with the formation of the corporate account, a $208.6 million pre-tax charge in the prior year for our exposure to losses under our Workers' Compensation reinsurance programs, including Unicover Managers, Inc., that was associated with the group business we sold in a prior year, a $140.2 million pre-tax charge in the prior year in connection with the class action settlement involving individual life insurance policies sold from 1979 through 1996, and $61.7 million in reserves established in the prior year for incurred but unreported deaths identified as a result of the policyholder demutualization mailing. In addition, the Company reclassified investment returns related to equity indexed universal life insurance policies sold through the Maritime with benefits to policyholders, which decreased benefits to policyholders by $49.9 million in the prior year, while the adoption of SOP 00-3 and the Maritime reclassification discussed previously increased benefits to policyholders by $48.5 million in 2000.

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

      Amortization of deferred policy acquisition costs was $242.0 million for 2000, a increase of $75.2 million, or 45.1%, from $166.8 million for 1999. The increase was primarily due to higher amortization expense on non-traditional life insurance products resulting from higher current net investment income increasing margins in the business during 2000 which increased amortization of deferred acquisition costs. In addition, amortization expense increased in the Variable Annuity business, primarily resulting from poor separate account performance during 2000, which resulted in revised projections of estimated gross profits based upon decreases in estimated future margins, thus increasing current amortization.

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

      Income taxes were $339.6 million in 2000, compared to $99.3 million for 1999. Income taxes in the prior year includes $113.8 million in income tax credits due to the loss from operations of disposed businesses in 1999. Our effective tax rate was 29.3% in 2000, as compared to 37.9% in 1999, taking into account the prior year income tax credit generated from operations of disposed businesses. We had been subject to the surplus tax (add-on tax) imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to the surplus tax.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Results of Operations by Segment

      We evaluate segment performance and base management's incentives on segment after-tax operating income, which excludes the effect of net realized investment and other gains and losses and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment and other gains and losses, and certain other items which we believe are not indicative of overall operating trends. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe that the presentation of segment after-tax operating income enhances the understanding of our results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, segment after-tax operating income is not a substitute for net income determined in accordance with GAAP.

      A discussion of the adjustments to GAAP reported income, many of which affect each operating segment, follows. A reconciliation of segment after-tax operating income, as adjusted, to GAAP reported net income precedes each segment discussion.

                                                                  For the Years Ended December 31
                                                                  -------------------------------
                                                                     2001       2000       1999
                                                                   -------    -------    -------
Segment Data: (1)                                                          (in millions)
Segment after-tax operating income:
   Protection Segment ..........................................   $ 298.7    $ 248.6    $ 190.6
   Asset Gathering Segment .....................................     148.3      128.8      115.1
                                                                   -------    -------    -------
      Total Retail Segments ....................................     447.0      377.4      305.7

   Guaranteed and Structured Financial Products Segment ........     244.2      212.1      202.4
   Investment Management Segment ...............................      29.8       46.8       37.3
                                                                   -------    -------    -------
      Total Institutional Segments .............................     274.0      258.9      239.7

   Corporate and Other Segment .................................      84.7      102.5       67.8
                                                                   -------    -------    -------
       Total segment after-tax operating income ................     805.7      738.8      613.2

After-tax adjustments: (1)
   Net realized investment and other gains (losses), net (1) ...    (160.7)      57.2      119.9
   Class action lawsuit ........................................     (19.5)        --      (91.1)
   Workers' compensation reinsurance reserve ...................        --         --     (133.7)
   Restructuring charges .......................................     (27.4)     (12.0)     (17.0)
   Group pension dividend transfer .............................        --        5.7     (205.8)
   Demutualization expenses ....................................        --       (7.0)     (93.6)
   Other demutualization related costs .........................        --      (10.0)      (6.8)
   Surplus tax .................................................      13.4       46.0      (22.2)
                                                                   -------    -------    -------
       Total after-tax adjustments .............................    (194.2)      79.9     (450.3)
                                                                   -------    -------    -------

GAAP Reported:
   Income before cumulative effect
      of accounting changes ....................................     611.5      818.7      162.9
   Cumulative effect of accounting changes, net of tax .........       7.2         --       (9.7)
                                                                   -------    -------    -------
   Net income ..................................................   $ 618.7    $ 818.7    $ 153.2
                                                                   =======    =======    =======

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Adjustments to GAAP Reported Net Income

      Our GAAP reported net income was significantly affected by net realized investment and other gains and losses and unusual or non-recurring events and transactions presented above as after-tax adjustments. A description of these adjustments follows.

      In all periods, net realized investment and other gains (losses), except for gains and losses from mortgage securitizations, investments backing our short-term funding agreements, a business line that we exited in 1999, have been excluded from segment after-tax operating income due to their volatility between periods and because such data are often excluded by analysts and investors when evaluating the overall financial performance of insurers. The

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

volatility between periods can be impacted by fluctuations in the market, as well as by changes in the volume of activity which can be influenced by us and our investment decisions. Net realized investment and other gains and losses from mortgage securitizations and investments backing our short-term funding agreements were not excluded from segment after-tax operating income because we view the related gains and losses as an integral part of the core business of those operations.

      Net realized investment and other gains have been reduced by: (1) amortization of deferred policy acquisition costs to the extent that such amortization results from net realized investment and other gains (losses), (2) the portion of net realized investment and other gains (losses) credited to certain participating contractholder accounts and (3) the portion of net realized investment and other gains (losses) credited to the policyholder dividend obligation. We believe presenting net realized investment and other gains (losses) in this format provides information useful in evaluating our operating performance. This presentation may not be comparable to presentations made by other insurers. Summarized below is a reconciliation of (a) net realized investment and other gains (losses) per the consolidated financial statements and (b) the adjustment made for net realized investment and other gains (losses) to calculate segment after-tax operating income for the years ended December 31, 2001, 2000 and 1999.

                                                                    For the Years Ended December 31
                                                                    -------------------------------
                                                                       2001       2000       1999
                                                                     -------    -------    -------
                                                                             (in millions)
Net realized investment and other gains (losses) .................   $(250.2)   $ 100.4    $ 260.9
   Less amortization of deferred policy acquisition costs
   related to net realized investment and other gains (losses) ...      26.4        9.3      (50.5)
Less amounts credited to participating
   pension contractholder accounts ...............................     (42.3)      (6.9)     (35.3)
Less amounts credited to the policyholder dividend obligation ....      17.0      (14.1)        --
                                                                     -------    -------    -------
Net realized investment and other gains (losses), net of
   related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders
   and amounts credited to the policyholder dividend
   obligation per consolidated financial statements ..............    (249.1)      88.7      175.1
Less net realized investment and other gains (losses)
   attributable to mortgage securitizations and investments
   backing short-term funding agreements .........................      (3.2)      (3.2)     (27.7)
Less gain on sale of business ....................................        --         --      (33.0)
                                                                     -------    -------    -------
Net realized investment and other gains (losses), net -
   pre-tax adjustment to calculate segment operating income ......    (252.3)      85.5      169.8
Less income tax effect ...........................................      91.6      (28.3)     (49.9)
                                                                     -------    -------    -------
Net realized investment and other gains (losses), net -
   after-tax adjustment to calculate segment operating income ....   $(160.7)   $  57.2    $ 119.9
                                                                     =======    =======    =======

      During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The total reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $52.7 million and $224.0 million at December 31, 2001 and 2000, respectively. Costs incurred related to the settlement were $19.5 million and $91.1 million, after-tax, in 2001 and 1999, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

      Through our group health insurance operations, which we sold in 1997, we entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, we both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. During the fourth quarter of 1999 and early 2000, we received additional

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

information about our exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, our present best estimate of our remaining loss exposure to this issue is $133.7 million, after-tax, which we recognized in 1999. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2001, would not be material.

      During 2001, 2000 and 1999, we incurred restructuring charges as part of a plan to reduce costs and increase future operating efficiency by consolidating portions of our operations. The plan consists primarily of reducing staff in the home office.

      During 2000 and 1999, we recorded amounts for the transfer of certain assets from the Guaranteed and Structured Financial Products Segment to the corporate account. These assets included investments in certain subsidiaries and the home office real estate complex (collectively, corporate purpose assets). Certain group contracts have participating features, under which crediting rates and dividends are affected directly by portfolio earnings. Certain participating contractholders participate in contract experience related to net investment income and net realized investment and other gains (losses) in the general account. These participating contractholders were compensated for transferred assets based on the fair value of the assets transferred. The difference between the fair value and carrying value of the assets transferred were credited to affected participating contractholders through the crediting rates and dividends on their contracts.

      In December 2000, the American Institute of Certified Public Accountants (AICPA) issued SOP 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 31, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 of $93.6 million after-tax. In addition, the Company recognized $7.0 million, after-tax, of demutualization expenses for the year ended December 31, 2000. The Company considers demutualization expenses to be an adjustment to GAAP recorded net income.

      During 2000 and 1999, we incurred other demutualization related costs to improve our financial analysis and financial reporting abilities. These charges primarily included consulting fees and planning and expense management costs. The Company considers these other demutualization related costs to be an adjustment to GAAP recorded net income.

      We had been subject to the surplus tax imposed on mutual life insurance companies which disallows a portion of mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, we are no longer subject to surplus tax and have excluded the surplus tax from segment after-tax operating income in all periods.

Amortization of Goodwill

The excess of cost over the fair value of the net assets of businesses acquired was $280.0 million and $228.6 million at December 31, 2001 and 2000, respectively. Goodwill is amortized with the exception of RSAF which was acquired as of October 1, 2001, pursuant to Statement of Financial Accounting Standards (SFAS) No. 142, on a systematic basis over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $72.9 million and $63.6 million at December 31, 2001 and 2000, respectively. Amortization expense included in other operating costs and expenses was $16.4 million, $20.3 million, and $9.7 million in 2001, 2000 and 1999, respectively. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment may exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

The following table shows the amount of goodwill amortization by applicable segment:

                                                         For the Years Ended December 31
                                                         -------------------------------
                                                               2001    2000    1999
                                                              -----   -----   -----
                                                                  (in millions)
Amortization of Goodwill:
   Protection Segment .....................................   $ 4.0   $ 3.8   $  --
   Asset Gathering Segment ................................     6.8     6.8     6.8
                                                              -----   -----   -----
      Total Retail Segments ...............................    10.8    10.6     6.8

   Guaranteed and Structured Financial Products Segment ...      --      --      --
   Investment Management Segment ..........................     0.5     1.1     1.1
                                                              -----   -----   -----
       Total Institutional Segments .......................     0.5     1.1     1.1

   Corporate and Other Segment ............................     5.1     8.6     1.8
                                                              -----   -----   -----
       Total goodwill amortization expense ................   $16.4   $20.3   $ 9.7
                                                              =====   =====   =====

Goodwill was not amortized for acquisitions completed subsequent to June 30, 2001, pursuant to the adoption of SFAS No. 141, "Business Combinations." See
Note 1 to the consolidated financial statements.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Retail-Protection Segment

      The following table presents certain summary financial data relating to the Protection Segment for the periods indicated.

                                                                           For the Years Ended December 31
                                                                           --------------------------------
                                                                             2001        2000        1999
                                                                           --------    --------    --------
                                                                                    (in millions)
Operating Results:
Revenues
   Premiums ............................................................   $1,688.1    $1,549.2    $1,431.7
   Universal life and investment-type product charges ..................      423.9       388.3       361.1
   Net investment income ...............................................    1,264.7     1,203.6     1,107.3
   Other revenue .......................................................        8.4         7.1         2.9
                                                                           --------    --------    --------
      Total revenues ...................................................    3,385.1     3,148.2     2,903.0

Benefits and expenses
   Benefits to policyholders (3) .......................................    1,882.2     1,752.7     1,709.4
   Other operating costs and expenses ..................................      357.6       433.2       407.1
   Amortization of deferred policy acquisition costs,
      excluding amounts related to net realized investment and other
      gains (losses)(3) ................................................      182.2       113.8        71.8
   Dividends to policyholders ..........................................      499.9       475.6       452.0
                                                                           --------    --------    --------
      Total benefits and expenses ......................................    2,921.9     2,775.3     2,640.3

Segment pre-tax operating income (1) (3) ...............................      463.2       372.9       262.7

Income taxes (3) .......................................................      164.5       124.3        72.1
                                                                           --------    --------    --------

Segment after-tax operating income (1) (3) .............................      298.7       248.6       190.6

After-tax adjustments: (1)
   Net realized investment and other (losses) gains, net (3) ...........      (62.2)      (18.8)      108.5
   Restructuring charges ...............................................       (4.4)       (6.7)       (8.6)
   Demutualization expenses ............................................         --         1.6       (61.3)
   Other demutualization related costs .................................         --        (6.8)       (4.6)
   Surplus tax .........................................................        9.6        20.8       (12.5)
                                                                           --------    --------    --------
        Total after-tax adjustments (3) ................................      (57.0)       (9.9)       21.5
                                                                           --------    --------    --------

GAAP Reported:
   Income before cumulative effect of accounting changes (3) ...........      241.7       238.7       212.1
   Cumulative effect of accounting changes, net of tax .................       11.7          --          --
                                                                           --------    --------    --------
Net income (3) .........................................................   $  253.4    $  238.7    $  212.1
                                                                           ========    ========    ========
Amortization of goodwill, net of tax ...................................        2.6         2.2          --
                                                                           --------    --------    --------
Net income before amortization of goodwill (3) .........................   $  256.0    $  240.9    $  212.1
                                                                           ========    ========    ========

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                For the Years Ended December 31
                                                                --------------------------------
                                                                  2001        2000        1999
                                                                --------    --------    --------
                                                                         (in millions)
Other Data:
Segment after-tax operating income (loss)
   Non-traditional life (variable life and universal life) ..   $  121.0    $   97.0    $   92.8
   Traditional life (3) .....................................      107.8        97.1        68.2
   Long-term care ...........................................       73.0        56.4        28.5
   Other ....................................................       (3.1)       (1.9)        1.1
Statutory premiums (2)
   Variable life ............................................      948.5       922.0       829.8
   Universal life ...........................................      456.1       173.5       117.9
   Traditional life .........................................      997.3       965.5     1,043.6
   Long-term care ...........................................      661.5       545.1       337.0

----------
(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.
(2) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company (formerly John Hancock Mutual Life Insurance Company), John Hancock Variable Life Insurance Company, Investors Partner Life (formerly John Hancock Life Insurance Company of America), and John Hancock Reassurance Company Ltd. as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.
(3) Certain 2000 amounts were adjusted for the adoption of the provisions of SOP 00-3, "Accounting by Insurance Enterprises for Demutualization and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts" as outlined in Note 1 to the consolidated financial statements.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Segment after-tax operating income was $298.7 million in 2001, an increase of $50.1 million, or 20.1%, from $248.6 million in 2000. Non-traditional life insurance segment after-tax operating income increased $24.0 million, or 24.7%, primarily due to higher fee income and an increase in net investment income offset by increased amortization of deferred policy acquisition costs. Traditional life insurance segment after-tax operating income increased $10.7 million, or 11.0%, primarily resulting from lower operating expenses offset by increased benefits to policyholders. Long-term care insurance segment after-tax operating income increased $16.6 million, or 29.4%, resulting from lower expenses, higher investment income and positive morbidity gains.

      Total revenues were $3,385.1 million in 2001, an increase of $236.9 million, or 7.5%, from $3,148.2 million in 2000. Premiums increased $138.9 million, or 9.0%, primarily due to an increase in long-term care insurance premiums, which increased $116.1 million, or 20.6%, driven by continued growth in the business. Universal life and investment-type product charges consist primarily of cost of insurance fees and separate account fees and were $423.9 million in 2001, an increase of $35.6 million, or 9.2%, from $388.3 million in 2000. The increase was primarily due to growth in average account values and variable life product fee increases. Net investment income increased $61.1 million, or 5.1%, primarily due to increased asset balances.

      Total benefits and expenses were $2,921.9 million in 2001, an increase of $146.6 million, or 5.3%, from $2,775.3 million in 2000. Benefits to policyholders increased $129.5 million, or 7.4%, due to growth in the long-term care insurance business. Long-term care insurance benefits increased $126.3 million primarily due to additions to reserves for premium growth and to higher claim volume from the expansion of the business. Other operating costs and expenses decreased $75.6 million, or 17.5%, to $357.6 million in 2001 from $433.2 million in 2000, primarily due to a decrease of $72.0 million in operating expenses on traditional life insurance products mainly attributable to ongoing operating cost reduction programs. Amortization of deferred policy acquisition costs of $182.2 million in 2001 increased $68.4 million, or 60.1%, from $113.8 million in 2000 primarily due to higher gross profits on non-traditional life products. Dividends to policyholders increased $24.3 million, or 5.1%, due to a higher dividend scale and aging of the in-force business on traditional life insurance products. The segment's effective tax

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

rate increased to 35.5% in 2001 from 33.4% in 2000, primarily due to a tax charge in 2001 associated with the closed block policyholder dividend obligation.

      Amortization of goodwill in 2001 and 2000 relates to the acquisition of the individual long-term care insurance business from Fortis during 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $248.6 million in 2000, an increase of $58.0 million, or 30.4%, from $190.6 million in 1999. Non-traditional life insurance segment after-tax operating income increased $4.2 million, or 4.5%, primarily due to an increase in net investment income resulting from higher yields on higher net average invested assets. Traditional life insurance segment after-tax operating income increased $28.9 million, or 42.4%, primarily resulting from higher net investment income due to higher portfolio rates, lower operating expenses, and not repeating a $29.3 million charge, net of deferred acquisition costs, taken in 1999 for previously unreported claims associated with the demutualization. Long-term care insurance segment after-tax operating income increased $27.9 million, or 97.9%, resulting from an increase in net investment income due to the addition of the Fortis business in 2000 and growth in average net invested assets.

      Total revenues were $3,148.2 million in 2000, an increase of $245.2 million, or 8.4%, from $2,903.0 million in 1999. Premiums increased $117.5 million or 8.2%, primarily due to an increase in long-term care insurance premiums, which increased $207.8 million, or 58.5%, resulting from both additional premiums assumed relating to the acquisition of Fortis and continued growth in the business. Partially offsetting this increase was a decline in traditional life insurance premiums. Universal life and investment-type product charges consist primarily of cost of insurance fees and separate account fees and were $388.3 million in 2000, an increase of $27.2 million, or 7.5%, from $361.1 million in 1999. The increase was primarily due to growth in average account values. Net investment income increased $96.3 million, or 8.7%, primarily due to increases in average net invested assets and portfolio yields.

      Total benefits and expenses were $2,775.3 million in 2000, an increase of $135.0 million, or 5.1%, from $2,640.3 million in 1999. Benefits to policyholders increased $43.3 million, or 2.5%, due to several offsetting items, including a decrease of $147.2 million in benefits to policyholders on traditional life insurance products due to improved mortality, and not repeating the prior year $61.7 million charge for previously unreported death claims identified as part of the demutualization. Offsetting this decrease was an increase of $169.8 million in benefits to policyholders of long-term care insurance due to both the acquisition of the Fortis business and growth in the business. Benefits to policyholders included a $20.7 million increase on non-traditional life insurance products. Other operating costs and expenses increased $26.1 million, or 6.4%, to $433.2 million in 2000 from $407.1 million in 1999, primarily due to an increase of $34.9 million in operating expenses associated with the long-term care business due to the acquisition of Fortis and growth in the business. Amortization of deferred policy acquisition costs of $113.8 million in 2000 increased $42.0 million, or 58.5%, from $71.8 million in 1999. The increase resulted from lower amortization of deferred acquisition costs in the prior year for traditional life products due to revised projections of estimated gross profits based on the recording of additional unreported claims related to the demutualization. In addition, amortization expense on non-traditional life products increased due to revised projections of estimated gross profits based upon changes in estimated future interest margins. Dividends to policyholders increased $23.6 million, or 5.2%, primarily due to aging of the in-force business on traditional life insurance products. The segment's effective tax rate increased to 33.4% in 2000 from 27.4% in 1999, primarily due to the transfer of tax-preferenced assets to the Corporate and Other Segment in the fourth quarter of 1999.

      Amortization of goodwill in 2000 relates to the acquisition of the individual long-term care insurance business from Fortis.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Retail-Asset Gathering Segment

      The following table presents certain summary financial data relating to the Asset Gathering Segment for the periods indicated.

                                                                        For the Years Ended December 31
                                                                      -----------------------------------
                                                                         2001         2000         1999
                                                                      ---------    ---------    ---------
                                                                                 (in millions)
Operating Results:
Revenues
   Premiums .......................................................   $    74.8    $    63.4    $    17.2
   Investment-type product charges ................................       125.6        138.3        120.6
   Net investment income ..........................................       498.5        445.8        388.6
   Investment management revenues, commissions, and other fees ....       456.4        547.1        528.8
   Other revenue (expense) ........................................        (0.3)         1.3          2.1
                                                                      ---------    ---------    ---------
      Total revenues ..............................................     1,155.0      1,195.9      1,057.3

Benefits and expenses
   Benefits to policyholders ......................................       441.6        371.3        299.3
   Other operating costs and expenses .............................       424.4        552.9        529.2
   Amortization of deferred policy acquisition costs,
      excluding amounts related to net realized investment and
      other gains (losses) ........................................        75.0         78.8         53.5
   Dividends to policyholders .....................................         0.1          0.1          0.1
                                                                      ---------    ---------    ---------
      Total benefits and expenses .................................       941.1      1,003.1        882.1

Segment pre-tax operating income (1) ..............................       213.9        192.8        175.2

Income taxes ......................................................        65.6         64.0         60.1
                                                                      ---------    ---------    ---------

Segment after-tax operating income (1) ............................       148.3        128.8        115.1

After-tax adjustments (1):
   Net realized investment and other gains (losses), net ..........       (34.7)        18.6         (6.9)
   Restructuring charges ..........................................       (17.6)        (1.4)        (7.3)
   Demutualization expenses .......................................          --          0.4        (13.0)
   Other demutualization related costs ............................          --         (1.3)        (0.9)
   Surplus tax ....................................................         0.2          0.6         (1.0)
                                                                      ---------    ---------    ---------
      Total after-tax adjustments .................................       (52.1)        16.9        (29.1)
                                                                      ---------    ---------    ---------
GAAP Reported:
      Income before cumulative effect of accounting changes .......        96.2        145.7         86.0
      Cumulative effect of accounting changes, net of tax .........        (0.5)          --         (9.6)
                                                                      ---------    ---------    ---------
   Net income .....................................................   $    95.7    $   145.7    $    76.4
                                                                      =========    =========    =========
   Amortization of goodwill, net of tax ...........................         4.5          4.5          4.4
                                                                      ---------    ---------    ---------
   Net income before amortization of goodwill .....................   $   100.2    $   150.2    $    80.8
                                                                      =========    =========    =========

Other Data:
Segment after-tax operating income
   Annuity ........................................................   $    90.3    $    87.5    $    67.0
   Mutual funds ...................................................        55.5         46.3         46.9
   Other ..........................................................         2.5         (5.0)         1.2
Annuity premiums and deposits (2)
   Fixed ..........................................................     1,463.5        854.3        621.0
   Variable (3) ...................................................       639.6      1,120.8        847.7
Mutual fund assets under management, end of year ..................    29,285.8     31,725.8     32,696.6

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.
(2) Statutory data have been derived from the annual statements of John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.
(3) Variable annuity deposits exclude internal exchanges as part of the safe harbor internal exchange program of $1,910.5 million and $25.0 million, respectively, for the years ending December 31, 2001 and 2000.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Segment after-tax operating income was $148.3 million in 2001, an increase of $19.5 million, or 15.1%, from $128.8 million in 2000. Mutual fund segment after-tax operating income increased $9.2 million, or 19.9%, primarily due to a decrease in operating expenses, partially offset by a decrease in management advisory fees. Segment after-tax operating income increased $7.5 million in other Asset Gathering businesses, driven by John Hancock Signature Services. Annuity segment after-tax operating income increased $2.8 million, or 3.2%, primarily due to decreased operating expense related to distribution in variable annuities. The fixed annuity business remained stable despite decreasing investment spread, due to growth in invested assets. Spreads on fixed annuities decreased 42 basis points for the year ended December 31, 2001.

      Total revenues decreased $40.9 million, or 3.4%, to $1,155.0 million in 2001 from $1,195.9 million in 2000, primarily driven by lower investment management revenues. The decrease in investment management revenues was partially offset by growth in net investment income of $52.7 million, or 11.8%, and premiums of $11.4 million, or 18.0%. Net investment income increased primarily due to a higher level of invested assets backing fixed annuity products. The average investment yield on invested assets backing fixed annuity products decreased 23 basis points in 2001, reflecting lower market interest rates on new fixed income investments. Premiums increased due to continued growth in the single premium immediate annuity business. Investment-type product charges decreased $12.7 million, or 9.2%, due to a decrease in average variable fund values, which decreased 9.1% from 2000. Mortality and expense fees as a percentage of average account balances decreased 16 basis points in 2001, while the advisory fees increased 12 basis points.

      Investment management revenues, commissions, and other fees decreased $90.7 million, or 16.6%, to $456.4 million in 2001 from $547.1 million in 2000. Average mutual fund assets under management decreased $3,044.0 million, or 9.3%, to $29,561.2 million in 2001 from $32,605.2 million in 2000, primarily due to market depreciation of $2,633.0 million in 2001. During 2001, redemptions decreased $842.1 million compared to the prior year. The result was net deposits of $554.5 million for the year ended December 31, 2001 compared to net redemptions of $45.5 million for the year ended December 31, 2000, an improvement of $600.0 million. Redemptions improved despite $538.0 million in redemptions for the year ended December 31, 2001, related to the sale of the full service retirement plan business. Absent the impact on assets under management of the sale of the full service retirement plan business, the mutual fund business experienced net deposits of $1,092.5 million for the same period. The improvement in net deposits is primarily due to the marketing of both retail investment management services and increased sales of institutional separate accounts and private managed accounts. Investment advisory fees decreased $16.3 million, or 8.4%, to $177.6 million in 2001 and were 0.60% and 0.59% of average mutual fund assets under management for the years ended December 31, 2001 and 2000, respectively. Underwriting and distribution fees decreased $72.1 million, or 23.7%, to $232.5 million in 2001 primarily due to the decrease in front-end load mutual fund sales and, accordingly, commission revenue. Shareholder service and other fees were $46.4 million in 2001 compared to $48.6 million in 2000, primarily reflecting lower assets under management.

      Total benefits and expenses decreased $62.0 million, or 6.2%, to $941.1 million in 2001 from $1,003.1 million in 2000. Benefits to policyholders increased $70.3 million, or 18.9%, primarily due to an increase in interest credited on fixed annuity account balances of $50.2 million. In addition, benefits to policyholders increased due to growth in immediate annuities. Premiums on immediate annuities increased $11.3 million, or 19.1%, for the year ended December 31, 2001. Interest credited on fixed annuity account balances increased primarily due to higher average fixed annuity account balances in 2001. In addition to the increase in average fixed annuity account balances, the average interest credited rate on fixed annuity account balances increased 19 basis points in 2001. The average interest credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets, bonus interest on new sales and business mix. Other operating costs and expenses decreased $128.5 million, or 23.2%, to $424.4 million in 2001 from $552.9 million in 2000. The decrease was primarily due to a decrease in

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

operating expenses. Cost savings in the mutual fund business were driven by company wide cost reduction programs and the sale of the full service retirement plan business. The commission expenses incurred in the mutual funds business decreased primarily due to lower front-end load charge mutual fund sales and lower deferred sales charges due to lower redemptions. Amortization of deferred policy acquisition costs decreased $3.8 million, or 4.8%, to $75.0 million in 2001 from $78.8 million in 2000, largely due to favorable lapse and separate account experience in the variable annuity product line. The segment's effective tax rate was 30.6% and 33.2% in 2001 and 2000, respectively. The decrease in the effective tax rate is primarily due to increased dividend received deductions in variable annuity separate accounts and a one-time tax charge in 2000 associated with the repatriation of the mutual fund business' United Kingdom subsidiary.

      Amortization of goodwill did not change from the prior year. No new acquisitions were entered into by the Asset Gathering Segment in 2001.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $128.8 million in 2000, an increase of $13.7 million, or 11.9%, from $115.1 million in 1999. Annuity segment after-tax operating income increased $20.5 million, or 30.6%, primarily due to an increase in investment spread and higher invested assets on fixed annuity products, partially offset by a decrease in after-tax operating income in the variable annuity business. Spreads increased 18 basis points to 2.28% for the year ended December 31, 2000. Mutual fund segment after-tax operating income decreased $0.6 million, or 1.3%, primarily due to an increase in operating expenses, partially offset by a 1.0% increase in management advisory fees.

      Total revenues increased $138.6 million, or 13.1%, to $1,195.9 million in 2000 from $1,057.3 million in 1999. Premiums increased $46.2 million, or 268.6%, due to increased sales of immediate fixed annuities with life contingencies. Investment-type product charges increased $17.7 million, or 14.7%, due to growth in average variable annuity liabilities, which increased 3.6% from 1999 and increased fees earned on surrenders. Mortality and expense fees as a percentage of average account balances increased 6 basis points in 2000. Net investment income increased $57.2 million, or 14.7%, primarily due to a higher level of invested assets backing fixed annuity products, and an increase in the average investment yield on invested assets backing fixed annuity products. The average investment yield on invested assets backing fixed annuity products increased 43 basis points from 1999, reflecting higher market interest rates on new fixed income investments.

      Investment management revenues, commissions, and other fees increased $18.3 million, or 3.5%, to $547.1 million in 2000 from $528.8 million in 1999. Average mutual fund assets under management decreased $742.8 million, or 2.2%, to $32,605.2 million in 2000 from $33,348.0 million in 1999, primarily due to market depreciation of $476.4 million in 2000. During 2000, sales increased $1,950.9 million and redemptions decreased $989.2 million compared to the prior year. The result was net redemptions of $45.5 million for the year ended December 31, 2000 compared to net redemptions of $3,095.6 million for the year ended December 31, 1999, an improvement of $3,050.1 million. The improvement in sales and redemptions is primarily due to the marketing of retail investment management services in addition to the launch of a multi-sector fund in September 2000 and lower redemptions in the financial sector funds and private managed accounts from the prior year. Investment advisory fees decreased $6.4 million, or 3.1%, to $193.9 million in 2000 and were 0.59% and 0.61% of average mutual fund assets under management for the years ended December 31, 2000 and 1999, respectively. The decline in the investment advisory fee rate occurred primarily because fixed income assets, which bear a lower advisory fee than equity assets, increased as a percentage of total assets. Underwriting and distribution fees increased $25.7 million, or 9.2%, to $304.6 million in 2000 primarily due to the increase in front-end load mutual fund sales, and accordingly, commission revenue. The increase in front-end load charges was partially offset by a decrease in deferred sales charges due to improved retention of existing accounts. Shareholder service and other fees were $48.6 million in 2000 compared to $49.6 million in 1999, primarily reflecting lower assets under management.

      Total benefits and expenses increased $121.0 million, or 13.7%, to $1,003.1 million in 2000 from $882.1 million in 1999. Benefits to policyholders increased $72.0 million, or 24.1%, primarily due to an increase in benefits paid on immediate annuities and interest credited on fixed annuity account balances. The increase in benefits paid on immediate annuities is the result of increased premiums in this business. Premiums on immediate annuities increased $45.0 million, or 316.9%, for the year ended December 31, 2000. Interest credited on fixed annuity account balances increased primarily due to higher average fixed annuity account balances of $5,211.6 million in 2000, as compared to $4,862.2 million in 1999. In addition to the increase in average fixed annuity account

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

balances, the average interest credited rate on fixed annuity account balances increased by 25 basis points in 2000 from the prior year. The average interest credited rate pattern is dependent upon the general trend of market interest rates, frequency of credited rate resets, bonus interest on new sales and business mix. Deferred fixed annuities' interest credited rates generally are reset annually on the policy anniversary. Other operating costs and expenses increased $23.6 million, or 4.5%, to $552.9 million in 2000 from $529.3 million in 1999. The increase was primarily due to an increase in the commission fees incurred in the mutual funds business, primarily the result of increased front-end load charge mutual fund sales. In addition, other operating costs and expenses increased due to increased commission expense in Signator, partially offset by a decrease in the annuities business. The increase in other operating costs were partially offset by additional deferrals of acquisition expenses in the annuities business. Amortization of deferred policy acquisition costs increased $25.4 million, or 47.6%, to $78.8 million in 2000 from $53.4 million in 1999, primarily due to poor separate account performance and increased surrenders in the variable annuities business which accelerated current amortization. The segment's effective tax rate was 33.2% and 34.3% in 2000 and 1999, respectively.

      Amortization of goodwill increased $0.1 million in 2000 as compared to 1999. No new acquisitions were entered into by the Asset Gathering Segment in 2000.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Guaranteed and Structured Financial Products Segment

      The following table presents certain summary financial data relating to the Guaranteed and Structured Financial Products Segment for the periods indicated.

                                                                        For the Years Ended December 31
                                                                        --------------------------------
                                                                          2001        2000        1999
                                                                        --------    --------    --------
                                                                                 (in millions)
Operating Results:
   Revenues
   Premiums .........................................................   $  899.9    $  763.4    $  463.7
   Investment-type product charges ..................................       57.3        67.3        79.5
   Net investment income ............................................    1,835.6     1,743.2     1,681.4
   Net realized investment and other gains (losses), net (1) ........         --          --       (31.2)
   Other revenue ....................................................        0.3         0.4         0.6
                                                                        --------    --------    --------
      Total revenues ................................................    2,793.1     2,574.3     2,194.0

Benefits and expenses:
   Benefits to policyholders, excluding amounts related to
      net realized investment and other gains (losses) credited to
      participating pension contractholders .........................    2,328.7     2,134.4     1,785.4
   Other operating costs and expenses ...............................       60.1        73.0        85.8
   Amortization of deferred policy acquisition costs ................        2.4         2.6         3.1
   Dividends to policyholders .......................................       36.1        43.5        25.9
                                                                        --------    --------    --------
      Total benefits and expenses ...................................    2,427.3     2,253.5     1,900.2

Segment pre-tax operating income (1) ................................      365.8       320.8       293.8

Income taxes ........................................................      121.6       108.7        91.4
                                                                        --------    --------    --------

Segment after-tax operating income (1) ..............................      244.2       212.1       202.4

After-tax adjustments: (1)
   Net realized investment and other gains (losses), net ............      (76.9)      (40.5)       58.4
   Restructuring charges ............................................       (1.2)       (2.6)       (0.6)
   Group pension dividend transfer...................................         --         5.7      (205.8)
   Demutualization expenses .........................................         --         0.4       (16.1)
   Other demutualization related costs ..............................         --        (1.7)       (1.1)
   Surplus tax ......................................................        2.6         6.5        (6.5)
                                                                        --------    --------    --------
      Total after-tax adjustments ...................................      (75.5)      (32.2)     (171.7)
                                                                        --------    --------    --------

GAAP Reported:
   Income before cumulative effect of accounting changes ............      168.7       179.9        30.7
   Cumulative effect of accounting changes, net of tax ..............       (1.2)         --          --
                                                                        --------    --------    --------
Net income ..........................................................   $  167.5    $  179.9    $   30.7
                                                                        ========    ========    ========
Amortization of goodwill, net of tax ................................         --          --          --
                                                                        --------    --------    --------
Net income before amortization of goodwill ..........................   $  167.5    $  179.9    $   30.7
                                                                        ========    ========    ========

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                    For the Years Ended December 31
                                                                    -------------------------------
                                                                      2001       2000       1999
                                                                    --------   --------   --------
                                                                            (in millions)
Other Data:
Segment after-tax operating income
   Spread-based products
      GIC's and funding agreements ..............................   $  163.7   $  133.1   $  131.5
      Single premium annuities ..................................       57.0       45.5       33.2
   Fee-based products ...........................................       23.5       33.5       37.7
Statutory premiums and deposits (2)
   Spread-based products
      GICs and funding agreements ...............................    4,718.8    4,457.3    5,217.4
      Single premium annuities ..................................      893.6      741.6      451.8
   Fee-based products
      Participating contracts and conversion annuity contracts ..      468.9      467.0      527.9
      Separate account GICs .....................................       77.4       50.3      615.7
      Other separate account contracts ..........................      139.3      242.6      272.7

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.
(2) Statutory data has been derived from the annual statements, as filed with insurance regulatory authorities and prepared in accordance with statutory accounting practices.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Segment after-tax operating income was $244.2 million in 2001, an increase of $32.1 million, or 15.1% from $212.1 million in 2000. Spread-based products' segment after-tax operating income increased $42.1 million, or 23.6%, to $220.7 million primarily due to higher investment spreads as a result of growth in the average invested assets backing spread-based products, partially offset by a 15 basis point decline in the interest rate margin. Fee-based products' segment after tax operating income decreased $10.0 million, or 29.9%, to $23.5 million in 2001 from $33.5 million in 2000. The decrease was primarily due to a decline in average reserves of $1,710.0 million to $9,274.3 million in 2001 from $10,984.3 million in 2000, resulting from the withdrawal of several contracts from the Structured Separate Accounts and the transfer of non-participating annuities from the fee-based business to the spread-based business during 2000.

      Total revenues increased $218.8 million, or 8.5%, to $2,793.1 million in 2001 from $2,574.3 million in 2000, largely driven by growth in premiums and net investment income. Premiums increased $136.5 million, or 17.9% to $899.9 million in 2001 from $763.4 million in 2000, driven by higher single premium annuity sales. Investment-type product charges for fee-based products declined to $47.7 million for 2001, a decrease of $13.6 million, or 22.2%, from $61.3 million in 2000 due to lower expense charges on participating contracts. Investment-type product charges were 0.51% and 0.56% of average fee-based policy reserves in 2001 and 2000, respectively. Net investment income increased $92.4 million, or 5.3%, to $1,835.6 million in 2001 compared to $1,743.2 million in 2000, mainly due to an increase of interest earned on higher asset balances on spread-based products. Average invested assets backing spread-based products increased $3,848.3 million, or 22.8%, to $20,728.1 million in 2001 from $16,879.8 million in 2000 as a result of increased sales of spread-based products. The average investment yield on these invested assets decreased to 7.66% in 2001 compared to 8.64% in 2000, as a result of declining interest rates.

      Total benefits and expenses increased $173.8 million, or 7.7%, to $2,427.3 million in 2001 from $2,253.5 million in 2000. The increase was primarily due to increased sales of single premium annuity contracts. Benefits to policyholders also increased due to interest credited on account balances for spread-based products, which increased $77.9 million, or 6.7%, to $1,243.1 million in 2001, from $1,165.2 million in 2000. The change was driven by higher average account balances for spread-based products of $3,382.1 million, or 20.9%, to $19,567.3 million in 2001 from $16,185.2 million in 2000. Average account balances increased, despite a decrease in the average interest credited rate on account balances for spread-based products, which was 6.35% in 2001 compared to 7.18% in 2000. In addition, the benefits to policyholders of $2,328.7 million increased $194.3 million, or 9.1%, from $2,134.4 million in 2000 as the result of increased single premium annuity sales. Other operating costs and expenses were

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

$60.1 million in 2001, a decrease of $12.9 million, or 17.7%, from $73.0 million in 2000, primarily due to lower management fee expenses and lower systems expenses related to projects completed during 2000. Dividends of $36.1 million in 2001 decreased $7.4 million, or 17.0%, from $43.5 million in 2000, reflecting lower earnings on participating contractholders' accounts. The segment's effective tax rate was 33.3% in 2001, as compared to 33.9% in 2000.

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

      Total benefits and expenses increased $353.3 million, or 18.6%, to $2,253.5 million in 2000 from $1,900.2 million in 1999. The increase was primarily due to a $349.1 million increase in benefits to policyholders as a result of increased sales of single premium annuity contracts. Benefits to policyholders also includes interest credited on account balances for spread-based products, which was $1,165.1 million in 2000, an increase of $46.8 million, or 4.2%, from $1,118.3 million in 1999. Excluding interest credited in 1999 on short-term funding agreements that were terminated in that year, the interest credited for spread-based products increased $102.9 million, or 9.7%. The increase was primarily due to an increase in average account balances for spread-based products of $810.9 million, excluding short-term funding agreement balances from 1999, to $16,185.2 million in 2000 from $15,374.4 million in 1999 and an increase in the average interest credited rate on account balances for spread-based products, which was 7.18% in 2000 compared to 6.81% in 1999. The increase in the average interest credited rate on account balances for spread-based products was primarily due to the sale of GICs and funding agreements with higher average interest credited rates. Other operating costs and expenses were $73.0 million in 2000, a decrease of $12.8 million, or 14.9%, from $85.8 million in 1999. The decrease was primarily due to lower deficiency interest charges. Dividends of $43.5 million in 2000, increased $17.6 million, or 68.0%, from $25.9 million in 1999, reflecting higher earnings on participating contractholders' accounts. The segment's effective tax rate was 33.9% in 2000, as compared to 31.1% in 1999.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Investment Management Segment

      The following table presents certain summary financial data relating to the Investment Management Segment for the periods indicated.

                                                           For the Years Ended December 31,
                                                          ----------------------------------
                                                             2001         2000        1999
                                                          ---------    ---------   ---------
                                                                     (in millions)
Operating Results:
Revenues
   Net investment income ..............................   $    28.7    $    22.7   $    45.9
   Net realized investment and other gains (losses),
      net (1) .........................................         3.2          3.2         3.5
   Investment management revenues,
      commissions, and other fees .....................       111.3        186.1       140.2
   Other revenue ......................................          --           --         0.3
                                                          ---------    ---------   ---------
      Total revenues ..................................       143.2        212.0       189.9

Benefits and expenses
   Other operating costs and expenses .................        96.4        132.7       127.2
                                                          ---------    ---------   ---------
   Total benefits and expenses ........................        96.4        132.7       127.2

Segment pre-tax operating income (1) ..................        46.8         79.3        62.7

Income taxes ..........................................        17.0         32.5        25.4
                                                          ---------    ---------   ---------

Segment after-tax operating income (1) ................        29.8         46.8        37.3

After-tax adjustments: (1)
   Net realized investment and other
      gains (losses), net .............................        (0.2)         4.4         2.0
   Restructuring charges, net of tax ..................        (0.9)          --          --
   Surplus tax ........................................         0.1           --          --
                                                          ---------    ---------   ---------

   Total after-tax adjustments, net of tax ............        (1.0)         4.4         2.0
                                                          ---------    ---------   ---------

GAAP Reported:
   Income before cumulative effect of
      accounting changes ..............................        28.8         51.2        39.3
   Cumulative effect of accounting changes,
      net of tax ......................................        (0.2)          --        (0.1)
                                                          ---------    ---------   ---------
Net income ............................................   $    28.6    $    51.2   $    39.2
                                                          =========    =========   =========
Amortization of goodwill, net of tax ..................         0.5          0.8         0.7
                                                          ---------    ---------   ---------

Net income before amortization of goodwill ............   $    29.1    $    52.0   $    39.9
                                                          =========    =========   =========

Other Data:
Assets under management, end of year (2) ..............   $28,921.8    $32,651.6   $40,211.7

----------
(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.
(2) Includes general account cash and invested assets of $151.3 million, $106.9 million, and $164.5 million as of December 31, 2001, 2000, and 1999, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Segment after-tax operating income was $29.8 million in 2001, a decrease of $17.0 million, or 36.3%, from $46.8 million in 2000. The decrease was primarily due to lower investment advisory fees, resulting from the non-recurrence of prior-year one-time events and from lower average assets under management in 2001, partially offset by lower operating expenses in 2001.

      Total revenues decreased $68.8 million, or 32.6%, to $143.2 million in 2001 from $212.0 million in 2000. Net investment income was $28.7 million in 2001, an increase of $6.0 million from $22.7 million in 2000. Investment management revenues, commissions, and other fees decreased $74.8 million, or 40.2% in 2001, due primarily to a decrease in investment advisory fees, which decreased $75.9 million to $104.7 million compared to $180.6 million reported in 2000. The decrease in investment advisory fees was primarily due to $60.6 million of non-recurring prior year items; $45.3 million in incentive fees received in connection with the restructuring of timber management contracts, and $15.3 million in performance fees earned by the mezzanine fund manager. Also, asset-based advisory fees decreased $17.2 million at Independence Investment LLC on lower average assets under management resulting from net redemptions and market declines during the year. Investment advisory fees were ..36% and .50% of average advisory assets under management in 2001 and 2000, respectively, for the segment. Mortgage origination and servicing fees were $6.6 million compared to $5.4 million in 2000. Net realized investment and other gains (losses) were flat at $3.2 million for both 2001 and 2000.

      Other operating costs and expenses were $96.4 million in 2001, a decrease of $36.3 million, or 27.4%, from $132.7 million in 2000. The decrease was primarily due to two non-recurring prior year amounts; $15.7 million in incentive compensation payments related to the receipt of incentive fees on timber management contracts and $9.1 million in performance fees paid for the management of the mezzanine fund. Operating expenses were down $14.7 million at Independence Investment LLC, based on lower compensation levels and the results of an overall expense management program. Operating expenses were down $5.2 million at John Hancock Real Estate Finance, primarily from lower borrowing costs due to lower lending activity and lower interest rates, and also from savings from on-going expense management efforts. The segment's effective tax rate was 36.2% and 41.0% in 2001 and 2000, respectively. The decrease in the effective tax rate is primarily due to lower state taxes associated with the conversion of Independence Investment Associates to a limited liability corporation.

      The Investment Management Segment of the Company manages invested assets for customers under various fee-based arrangements. We use a variety of special purpose entities to hold assets under management for customers under these arrangements. These entities include limited partnership funds, separate investment accounts, and collateralized bond obligations (CBOs) and collateralized debt obligations (CDOs). In certain cases other business units of the Company make investments in the equity of these entities to support their insurance liabilities. The partnership results are consolidated with the Company's financial results where the Company also owns a controlling majority interest of the partnership, otherwise they are shown on the equity method. The separate investment accounts are included in the Company's consolidated financial statements as Separate Account Assets and Separate Account Liabilities. Results of two of the CBOs are consolidated with the Company's financial results, while the remaining CBOs and CDOs are not consolidated since the Company's equity interest is minor and the Company does not guarantee payment of the CBOs' or CDOs' liabilities. These transactions have no impact on the Company's liquidity and capital resources.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income was $46.8 million in 2000, an increase of $9.5 million, or 25.5%, from $37.3 million in 1999. The increase was primarily due to higher investment advisory fees.

      Total revenues increased $22.1 million, or 11.6%, to $212.0 million in 2000 from $189.9 million in 1999. Net investment income was $22.7 million in 2000, a decrease of $23.2 million from $45.9 million for 1999. The decrease in net investment income was partially due to the purchased equity interest in collateralized bond obligations by other business segments of $31.7 million. Offsetting this decrease was a $7.8 million increase in interest income on mortgage loans held for sale. Investment management revenues, commissions, and other fees increased $45.9 million, or 32.7% in 2000, due primarily to an increase in investment advisory fees, which increased $47.0 million to $180.6 million compared to $133.6 million reported in 1999. The increase in investment advisory fees was primarily due to the $45.3 million in incentive fee receipts in connection with the restructuring of timber management contracts and $15.3 million in performance fees earned by the mezzanine fund manager. Investment

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

advisory fees were .50% and .34% of average advisory assets under management in 2000 and 1999, respectively. Mortgage origination and servicing fees were $5.4 million compared to $6.6 million in 1999. Realized investment gains decreased $0.3 million due to lower securitization activity in 2000.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

      Corporate and Other Segment

            The following table presents certain summary financial data relating to the Corporate and Other Segment for the periods indicated.

                                                             For the Years Ended December 31
                                                             -------------------------------
                                                                2001       2000       1999
                                                              -------    -------    -------
                                                                      (in millions)
Operating Results:
Segment after-tax operating income (loss) (1)
   International insurance operations .....................   $  51.8    $  32.2    $  26.0
   Corporate operations ...................................      23.7       62.7       31.2
   Non-core businesses ....................................       9.2        7.6       10.6
                                                              -------    -------    -------
Total .....................................................      84.7      102.5       67.8

After-tax adjustments (1):
   Net realized investment and other gains (losses), net ..      13.3       93.5      (42.1)
   Class action lawsuit ...................................     (19.5)        --      (91.1)
   Restructuring charges ..................................      (3.3)      (1.3)      (0.5)
   Demutualization expenses ...............................        --       (9.4)      (3.2)
   Other demutualization related costs ....................        --       (0.2)      (0.2)
   Workers' compensation reinsurance reserve ..............        --         --     (133.7)
   Surplus tax ............................................       0.9       18.1       (2.2)
                                                              -------    -------    -------
Total after-tax adjustments ...............................      (8.6)     100.7     (273.0)
                                                              -------    -------    -------

GAAP Reported:
   Income (loss) before cumulative effect of accounting
      changes .............................................   $  76.1    $ 203.2    $(205.2)
   Cumulative effect of accounting changes, net of tax ....      (2.6)        --         --
                                                              -------    -------    -------
Net income (loss) .........................................   $  73.5    $ 203.2    $(205.2)
                                                              =======    =======    =======
Amortization of goodwill, net of tax ......................       5.0        8.6        1.2
                                                              -------    -------    -------
Net income (loss) before amortization
   of goodwill ............................................   $  78.5    $ 211.8    $(204.0)
                                                              =======    =======    =======

(1) See "Adjustments to GAAP Reported Net Income" included in this Management's Discussion and Analysis.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      Segment after-tax operating income from international operations was $51.8 million for 2001, an increase of $19.6 million from $32.2 million reported in 2000. The primary driver of the increase was Maritime with an increase in after-tax operating income of $20.7 million favorable mortality, morbidity, expense and asset margins improved earnings by $15.1 million. On October 1, 2001, Maritime purchased Royal & Sun Alliance Financial (RSAF). Accordingly, Maritime's results include RSAF's fourth quarter results of $2.4 million. Maritime also benefited from a reduction in the Canadian statutory tax rate in 2001.

      Segment after-tax operating income from corporate operations was $23.7 million for 2001, a decrease of $39.0 million from $62.7 million reported in 2000. The decrease was primarily due to nonrecurring investment income on the proceeds from the IPO in 2000, lower investment income on corporate surplus due to greater surplus requirements in our other business lines and the negative impact to net investment income associated with both the stock buyback program and dividends paid to shareholders. Partially offsetting these negative items was a significant improvement in the performance of our corporate owned life insurance plans as we transferred the asset backing the plans out of equity securities and into fixed maturities.

      Segment after-tax operating income from non-core businesses was $9.2 million in 2001, an increase of $1.6 million from $7.6 million in 2000. We continue with the orderly run-off of business in this segment.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Segment after-tax operating income from international insurance operations was $32.2 million for 2000, an increase of $6.2 million from $26.0 million for 1999. On October 1, 1999, Maritime purchased Aetna Holdings Canada Limited (Aetna). Accordingly, Aetna's results of operations are included with Maritime's from the date of the acquisition. The increase in segment after-tax operating income primarily resulted from the inclusion of Aetna's operations for a full year in 2000 compared to one quarter in 1999.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

General Account Investments

Overall Composition of the General Account

Invested assets, excluding separate accounts, totaled $59.0 billion and $52.2 billion as of December 31, 2001 and December 31, 2000, respectively. The portfolio composition has not significantly changed at December 31, 2001 as compared to December 31, 2000. The following table shows the composition of investments in the general account portfolio.

                                                                  As of December 31
                                        ------------------------------------------------------------------
                                                         2001                             2000
                                        ------------------------------------------------------------------
                                                Carrying          % of        Carrying           % of
                                                  Value           Total         Value            Total
                                        ------------------------------------------------------------------
                                              (in millions)                 (in millions)
Fixed maturity securities (1).......            $41,106.8         69.8%       $32,573.4          62.4%
Mortgage loans (2)..................             10,993.2         18.6         10,900.0          20.9
Real estate.........................                442.4          0.7            519.0           1.0
Policy loans (3)....................              2,008.2          3.4          1,969.2           3.8
Equity securities...................              1,190.9          2.0          1,372.3           2.6
Other invested assets...............              1,786.1          3.0          1,393.7           2.6
Short-term investments..............                153.5          0.3            214.0           0.4
Cash and cash equivalents (4).......              1,313.7          2.2          3,280.0           6.3
                                        ------------------------------------------------------------------
    Total invested assets...........            $58,994.8        100.0%       $52,221.6         100.0%
                                        ==================================================================

(1) In addition to bonds, the fixed maturity security portfolio contains redeemable preferred stock with a carrying value of $695.0 million and $735.3 million as of December 31, 2001 and December 31, 2000, respectively. The total fair value of the fixed maturity security portfolio was $41,090.9 and $32,393.5 million, at December 31, 2001 and December 31, 2000, respectively.
(2) The fair value for the mortgage loan portfolio was $10,216.9 million and $11,359.6 million as of December 31, 2001 and December 31, 2000, respectively.
(3) Policy loans are secured by the cash value of the underlying life insurance policies and do not mature in a conventional sense, but expire in conjunction with the related policy liabilities.
(4) Cash and cash equivalents are included in total invested assets in the table above for the purposes of calculating yields on the income producing assets for the Company.

Consistent with the nature of the Company's product liabilities, assets are heavily oriented toward fixed maturity securities. The Company determines the allocation of assets primarily on the basis of cash flow and return requirements of its products and by the level of investment risk.

Fixed Maturity Securities. The fixed maturity securities portfolio is predominantly comprised of low risk, investment grade, publicly and privately traded corporate bonds and senior tranches of asset-backed securities (ABS) and mortgage-backed securities (MBS), with the balance invested in government bonds. The fixed maturity securities portfolio also includes redeemable preferred stock. As of December 31, 2001, fixed maturity securities represented 69.8% of general account invested assets with a carrying value of $41.1 billion, comprised of 57% public securities and 43% private securities. Each year, the Company directs the majority of net cash inflows into investment grade fixed maturity securities. Typically, between 5% and 15% of funds allocated to fixed maturity securities are invested in below-investment-grade bonds while maintaining a policy to limit the overall level of these bonds to no more than 10% of invested assets and the majority of that balance in the BB category. Allocations are based on an assessment of relative value and the likelihood of enhancing risk-adjusted portfolio returns. While the Company has profited from the below-investment-grade asset class in the past, care is taken to manage its growth strategically by limiting its size relative to the Company's total assets.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

The following table shows the composition by issuer of the fixed maturity securities portfolio.

                     Fixed Maturity Securities -- By Issuer

                                                                                As of December 31
                                                       ------------------------------------------------------------------
                                                                       2001                             2000
                                                       ------------------------------------------------------------------
                                                             Carrying          % of          Carrying           % of
                                                               Value           Total           Value            Total
                                                       ------------------------------------------------------------------
                                                           (in millions)                   (in millions)
Corporate securities...............................          $32,628.5         79.4%         $25,193.6          77.4%
MBS/ABS............................................            6,326.9         15.4            5,483.5          16.8
U.S. Treasury securities and obligations of
   U.S. government agencies........................              299.9          0.7              205.8           0.6
Debt securities issued by foreign
   governments.....................................            1,729.9          4.2            1,549.9           4.8
Obligations of states and political
   subdivisions....................................              121.6          0.3              140.6           0.4
                                                       ------------------------------------------------------------------
      Total........................................          $41,106.8        100.0%         $32,573.4         100.0%
                                                       ==================================================================

In keeping with the investment philosophy of tightly managing interest rate risk, the Company's MBS & ABS holdings are heavily concentrated in commercial MBS where the underlying loans are largely call protected, which means they are not pre-payable without penalty prior to maturity at the option of the issuer. By investing in MBS and ABS securities with relatively predictable repayments, the Company adds high quality, liquid assets to our portfolios without incurring the risk of cash flow variability. The Company believes the portion of our MBS/ABS portfolio subject to prepayment risk as of December 31, 2001 and December 31, 2000 was limited to 10.1% and 3.3% of our total MBS/ABS portfolio and 1.6% and 0.6% of our total fixed maturity securities holdings, respectively. The increase is due to a $500 million portfolio in a new duration neutral strategy, implemented in 2000 and used in the corporate segment as a liquid alternative to a cash portfolio.

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

The following table sets forth the SVO ratings for the bond portfolio along with an equivalent S&P rating agency designation. The majority of the fixed maturity investments are investment grade, with 88.3% of fixed maturity investments invested in Category 1 and 2 securities as of December 31, 2001. Below investment grade bonds were 11.7% of fixed maturity investments and 8.0% of total invested assets as of December 31, 2001. This allocation reflects the Company strategy of avoiding the unpredictability of interest rate risk in favor of relying on the Company's bond analysts' ability to better predict credit or default risk. The bond analysts operate in an industry-based, team-oriented structure that permits the evaluation of a wide range of below investment grade offerings in a variety of industries resulting in a well-diversified high yield portfolio.

Valuation techniques for the bond portfolio vary by security type and the availability of market data. Pricing models and their underlying assumptions impact the amount and timing on unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. External pricing services are used where available, broker dealer quotes are used for thinly traded securities, and a spread pricing matrix is used when price quotes are not available. When utilizing the spread pricing matrix, securities are valued by utilizing a discounted cash flow method where each bond is assigned a spread, that is added to the current U.S. Treasury rates to discount the cash flows of the security. The spread assigned to each security is derived from external market data. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. The Company's pricing analysts take appropriate actions to reduce valuations of securities where such an event occurs which negatively impacts the

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

securities' value. To the extent that bonds have longer maturity dates, management's estimate of fair value may involve greater subjectivity since they involve judgment about events well into the future.

A majority (59.1%) of our below investment grade bonds are in Category 3, the highest quality below investment grade. Category 6 bonds, those in or near default, represent securities that were originally acquired as long-term investments, but subsequently became distressed. The carrying value of bonds near default was $393.1 million and $216.7 million as of December 31, 2001 and 2000, respectively. For the years ended December 31, 2001 and 2000, $2.5 million and $2.6 million of interest on bonds near default was included in accrued investment income. It is the Company's policy to reverse any accrued investment income and cease accruing interest income on bonds in default and to only accrue interest income on bonds near default that the Company expects to collect. Management judgment is used and the actual results could be materially different.

                 Fixed Maturity Securities -- By Credit Quality

                                                                           As of December 31
                                                ------------------------------------------------------------------------
                                                               2001                                2000
                                                ------------------------------------------------------------------------
      SVO                S&P Equivalent               Carrying          % of           Carrying             % of
   Rating (1)           Designation (2)               Value (3)         Total          Value (3)            Total
------------------------------------------------------------------------------------------------------------------------
                                                    (in millions)                    (in millions)
      1         AAA/AA/A.....................         $16,876.8          41.8%         $14,614.2            45.9%
      2         BBB..........................          18,800.2          46.5           12,877.8            40.5
      3         BB...........................           2,796.5           6.9            2,793.3             8.8
      4         B............................           1,102.4           2.7            1,066.4             3.3
      5         CCC and lower................             442.8           1.1              269.7             0.8
      6         In or near default...........             393.1           1.0              216.7             0.7
                                                ------------------------------------------------------------------------
                Total........................         $40,411.8         100.0%         $31,838.1           100.0%
                                                ========================================================================

(1) For securities that are awaiting an SVO rating, the Company has assigned a rating based on an analysis that it believes is equivalent to that used by the SVO.
(2) Comparisons between SVO and S&P ratings are published by the National Association of Insurance Commissioners.
(3) Does not include redeemable preferred stock with a carrying value of $695.0 million and $735.3 million as of December 31, 2001 and 2000, respectively.

Mortgage Loans. As of December 31, 2001 and December 31, 2000, the Company held mortgage loans with a carrying value of $11.0 billion and $10.9 billion, respectively, including $2.5 billion, respectively at each period end of agricultural loans and $1.3 billion of loans managed by Maritime, of which $0.6 billion at each period end were government-insured by the Canada Mortgage and Housing Corporation (CMHC).

The following table shows the distribution of our mortgage loan portfolio by property type as of the dates indicated. Our commercial mortgage loan portfolio consists primarily of non-recourse fixed-rate mortgages on fully, or nearly fully, leased commercial properties.

                                                                                       As of December 31
                                                          -----------------------------------------------------------------------
                                                                             2001                               2000
                                                          -----------------------------------------------------------------------
                                                                   Carrying           % of             Carrying        % of
                                                                    Value             Total              Value         Total
                                                          -----------------------------------------------------------------------
                                                                (in millions)                        (in millions)
Apartment............................................             $ 2,308.2           21.0%            $ 2,393.1       22.0%
Office Buildings.....................................               2,744.9           25.0               2,465.1       22.6
Retail...............................................               1,621.0           14.6               1,623.7       14.9
Agricultural.........................................               2,472.7           22.5               2,511.1       23.0
Industrial...........................................                 962.0            8.8                 905.8        8.3
Hotels...............................................                 464.0            4.2                 414.7        3.8
Multi-Family.........................................                  60.8            0.6                  71.8        0.7
Mixed Use............................................                 107.2            1.0                 274.7        2.5
Other................................................                 252.4            2.3                 240.0        2.2
                                                          -----------------------------------------------------------------------
      Total..........................................             $10,993.2          100.0%            $10,900.0      100.0%
                                                          =======================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

The following table shows the distribution of our mortgage loan portfolio by geographical region, as defined by the American Council of Life Insurers (ACLI).

                        Mortgage Loans -- By ACLI Region

                                                                                 As of December 31
                                                     --------------------------------------------------------------------------
                                                                         2001                                 2000
                                                     --------------------------------------------------------------------------
                                                            Number       Carrying       % of         Carrying         % of
                                                           of Loans       Value         Total         Value          Total
                                                     --------------------------------------------------------------------------
                                                                      (in millions)              (in millions)
East North Central.................................           137        $ 1,061.7       9.7%       $ 1,101.0        10.1%
East South Central.................................            38            457.7       4.2            530.4         4.9
Middle Atlantic....................................           114          1,478.2      13.4          1,481.3        13.6
Mountain...........................................            88            414.3       3.8            401.9         3.7
New England........................................           121            884.8       8.0            838.6         7.7
Pacific............................................           258          1,799.5      16.4          1,969.5        18.0
South Atlantic.....................................           196          2,082.3      18.9          2,048.6        18.8
West North Central.................................            70            382.0       3.5            368.2         3.4
West South Central.................................           142            900.2       8.2            817.2         7.5
Canada.............................................           871          1,532.5      13.9          1,343.3        12.3
                                                     --------------------------------------------------------------------------
      Total........................................         2,035        $10,993.2     100.0%       $10,900.0       100.0%
                                                     ==========================================================================

The allowance for losses on mortgage loans on real estate and real estate to be disposed of is maintained at a level that is adequate enough to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on past experience, known and inherent risks, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying security, the general composition of the portfolio, current economic conditions and other factors. This evaluation is inherently subjective and is susceptible to significant changes and no assurance can be given that the allowances taken will in fact be adequate to cover all losses or that additional valuation allowances or asset write-downs will not be required in the future. The portion of the investment valuation allowance for our real estate to be disposed of was $83.6 million, or 15.9% of carrying value before reserves and $43.5 million, or 7.7% of carrying value before reserves as of December 31, 2001 and 2000, respectively.

Investment Results

Overall, the yield, net of investment expenses, on the general account portfolio decreased from the year ended December 31, 2000 compared to December 31, 2001. The decrease in portfolio yield in 2001 was driven primarily by the sharp drop in short-term interest rates during the year. As of December 31, 2001, we had $8.9 billion of exposure to short-term LIBOR rates, mostly created through interest rate swaps designed to match our portfolio with an increasing volume of floating rate liabilities. As a result, at least two-thirds of the decline in portfolio yields is offset dollar for dollar by declining payments on floating rate liabilities. The actual balance of cash and short-term investments declined during 2001, offsetting some of the decline in portfolio yield that would otherwise have occurred. In addition, the overall decline in interest rates during 2001 reduced yields on new acquisitions relative to those on maturing investments, as the 10-year U.S. Treasury rate averaged 101 basis points lower than in 2000 while BAA spreads narrowed by 11 basis points.

The yield, net of investment expenses, on the general account portfolio increased from year ended December 31, 1999 compared to December 31, 2000. The December 31, 2000 yield benefited from higher U.S Treasury rates and relatively wide spreads in both the public and private sector. Indicative of this environment, the 10-year U.S. Treasury rate increased 34 basis points from December 31, 1999 to December 31, 2000. A similar trend was also experienced with BAA spreads during the same time period as BAA spreads increased 42 basis points.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

The following table summarizes the Company's investment results for the periods indicated:

                                                                                 For the Years Ended
                                                                                     December 31
                                                      --------------------------------------------------------------------------
                                                              2001                      2000(1)                  1999(1)
                                                        Yield      Amount          Yield      Amount         Yield     Amount
                                                      --------------------------------------------------------------------------
                                                               (in millions)              (in millions)            (in millions)
General account assets-excluding policy loans
  Gross income .................................        7.60%    $ 4,069.4         8.27%    $ 4,013.7        8.31%   $ 3,761.4
  Ending assets-excluding policy loans .........                  56,986.6                   50,252.4                 46,766.9
Policy loans
  Gross income .................................        6.23%        123.9         6.07%        118.6        5.75%       109.8
Ending assets ..................................                   2,008.2                    1,969.2                  1,938.8
  Total gross income ...........................        7.55%      4,193.3         8.19%      4,132.3        8.21%     3,871.2
  Less: investment expenses ....................                    (248.4)                    (267.5)                  (347.1)
                                                                 ---------                  ---------                ---------
      Net investment income ....................        7.09%    $ 3,944.9         7.66%    $ 3,864.8        7.47%   $ 3,524.1
                                                                 =========                  =========                =========

(1) Prior period results have been reclassified to conform with 2001 presentation due to a reclassification of investment returns related to equity indexed universal life insurance policies sold through Maritime, to benefits to policyholders.

Liquidity and Capital Resources

      Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. John Hancock Financial Services, Inc. (the Company) is an insurance holding company. The assets of the Company consist primarily of the outstanding capital stock of the Life Company, John Hancock Canadian Holding Company and investments in other international subsidiaries. The Company's cash flow consists of dividends from its subsidiaries and proceeds from debt offerings offset by expenses, shareholder dividends and stock repurchases. As a holding company, the Company's ability to meet its cash requirements, including to pay interest on any debt, pay expenses related to its affairs, pay dividends on its common stock and continue to repurchase stock, substantially depends upon dividends from its subsidiaries.

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

      In March and December 2001, the Commissioner of Insurance for the Commonwealth of Massachusetts approved, and the Life Company paid, dividends to JHFS in the amount of $250.0 million and $479.5 million, respectively. None of these dividends was classified as extraordinary by state regulators. The March dividend was a cash transfer and the December dividend consisted of the transfer to JHFS of the remaining portion of John Hancock Canadian Holdings Limited and certain international subsidiaries held by the Life Company. The funds from the March dividends, together with the net proceeds of the Company's 2000 stock offering, were principally used to repurchase JHFS common stock and pay $92.4 million in dividends to JHFS common shareholders. JHFS paid a dividend on its common stock of $0.31 per share on December 13, 2001 to shareholders of record as of November 16, 2001.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

      Sources of cash for the Company's insurance subsidiaries are from premiums, deposits and charges on policies and contracts, investment income, maturing investments, and proceeds from sales of investment assets. In addition to the need for cash flow to meet operating expenses, our liquidity requirements relate principally to the liabilities associated with various insurance, annuity, and structured investment products, and to the funding of investments in new products, processes, and technologies. Product liabilities include the payment of benefits under insurance, annuity and structured investment products and the payment of policy surrenders, withdrawals and policy loans. The Company periodically adjusts its investment policy to respond to changes in short-term and long-term cash requirements and provide adequate funds to pay benefits without forced sales of investments.

      The liquidity of our insurance operations is also related to the overall quality of our investments. As of December 31, 2001, $35,677.0 million, or 88.3% of the fixed maturity securities held by us and rated by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. (S&P) or the National Association of Insurance Commissioners were rated investment grade (BBB or higher by S&P or 1 or 2 by the National Association of Insurance Commissioners). The remaining $4,734.8 million, or 11.7% of fixed maturity investments, were rated non-investment grade. For additional discussion of our investment portfolio see the General Account Investments section on page 30 in this Management's Discussion and Analysis of Financial Condition and Results of Segment Operations.

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

      Net cash provided by operating activities was $2,633.8 million, $2,042.2 million, and $1,688.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 compared to 2000 resulted primarily from an increase in premiums received of $406.5 million, net investment income received of $161.9 million, and a $78.4 million decrease in expenses partially offset by a $112.1 million increase in benefits paid. The increase in 2000 compared to 1999 resulted primarily from an increase to net income and income taxes partially offset by an increase to other assets net of other liabilities, an increase in the purchases of trading securities and a decrease in policy liabilities.

      Net cash used in investing activities was $6,782.9 million, $1,809.4 million and $1,996.9 million for the years ended December 31, 2001, 2000, and 1999, respectively. The increase in cash used in 2001 as compared to 2000 resulted from a larger increase in acquisitions of fixed maturities during the year ended December 31, 2001 than their sales, maturities and redemptions as compared to the prior year period. The modest decrease in net cash used in 2000 as compared to 1999 resulted primarily from almost offsetting reductions in the sales, redemptions and maturities of fixed maturities as compared to purchases of fixed maturities.

      Net cash provided by financing activities was $2,182.8 million, $1,229.3 million and $250.1 million, for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 as compared to 2000 resulted from a $1,335.3 million increase in deposits net of cash payments made on withdrawals of universal life insurance and investment-type contracts. Deposits on such universal life insurance and investment-type contracts exceeded withdrawals by $2,324.8 million and $989.5 million for the years ended December 31, 2001 and December 31, 2000, respectively. In addition, the Company issued $776.0 million in long-term debt in 2001, including a medium-term bond issue for $500.0 million maturing in 2008. These increases were partially offset by the non-recurrence of the impact from the prior year IPO and the continuation of the treasury stock repurchase program. The increase in 2000 as compared to 1999 resulted primarily from a reduction in net cash payments made on withdrawals of universal life insurance and investment-type and the proceeds from the IPO net of cash payments to policyholders as a result of the demutualization.

      On October 26, 2000, the Company announced that its Board of Directors authorized a stock repurchase program, with no termination date, under which the Company was authorized to purchase up to $500 million of its outstanding common stock. On August 6, 2001, the Company's board of directors authorized a $500 million increase to the stock repurchase program, bringing the total amount authorized to be used to repurchase Company stock to $1.0 billion. Under the stock repurchase program, purchases have been and will be, made from time to time,

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions. Through December 31, 2001, the Company has repurchased 18.5 million shares with a total cost of $671.6 million, of which 15.5 million shares were repurchased in 2001 at a cost of $579.8 million.

      Cash flow requirements also are supported by a committed line of credit of $1.0 billion and an effective shelf registration statement which provides for the issuance, from time to time, of up to $1.0 billion of the Company's debt and equity securities. The line of credit agreement provides for two facilities: one for $500 million pursuant to a 364-day commitment (subject to renewal) and a second multi-year facility for $500 million (renewable in 2005). The line of credit is available for general corporate purposes. The line of credit agreement contains various covenants, among these being that shareholders' equity meet certain requirements. To date, we have not borrowed any amounts under the line of credit. On November 29, 2001, JHFS sold, under the $1.0 billion shelf registration statement, $500.0 million in 7-year senior unsecured notes at a coupon of 5.625 percent with the proceeds used for general corporate purposes. The remaining capacity of the shelf registration is currently $500.0 million.

      As of December 31, 2001, we had $1,440.1 million of debt outstanding consisting of $498.6 million of medium-term bonds, $447.3 million of surplus notes, $248.1 million of Canadian debt and $246.1 million of other notes payable. The commercial paper program established at the Company has replaced the commercial paper program at its indirect subsidiary, John Hancock Capital Corporation. During 2001, the Company issued $2,740.0 million in commercial paper, none of which was outstanding at December 31, 2001.

      A primary liquidity concern with respect to life insurance and annuity products is the risk of early policyholder and contractholder withdrawal. The following table summarizes our annuity policy reserves and deposit fund liabilities for the contractholder's ability to withdraw funds for the indicated periods: (1)

                                                                                       As of December 31,
                                                                ------------------------------------------------------------------
                                                                             2001                             2000
                                                                ------------------------------------------------------------------
                                                                     Amount             %            Amount              %
                                                                ------------------------------------------------------------------
                                                                 (in millions)                   (in millions)
Not subject to discretionary withdrawal provisions............      $27,070.5          80.6%        $22,264.5          77.7%
Subject to discretionary withdrawal adjustment:
   With market value adjustment...............................          405.6           1.2           1,230.7           4.3
   At contract value..........................................        2,319.4           6.9           1,897.3           6.6
Subject to discretionary withdrawal at contract value less
   surrender charge...........................................        3,784.8          11.3           3,248.6          11.4
                                                                ------------------------------------------------------------------
Total annuity reserves and deposit funds liability............      $33,580.3         100.0%        $28,641.1         100.0%
                                                                ==================================================================

(1) Withdrawal characteristics table amended for 2000 to include certain foreign subsidiaries.

      Individual life insurance policies are less susceptible to withdrawal than are individual annuity contracts because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. Annuity benefits under group annuity contracts are generally not subject to early withdrawal. As indicated in the table above, there is a substantial percentage of annuity reserves and deposit fund liabilities that are not subject to withdrawal. As a matter of policy, we seek to include provisions limiting withdrawal rights from general account institutional structured investment products. These include GICs and funding agreements sold to plan sponsors where the contract prohibits the contractholder from making withdrawals other than on a scheduled maturity date. In addition, none of these obligations can be accelerated based on any change in the Company's credit rating.

      Individual life insurance policies (other than term life insurance) increase in cash value over their lives. Policyholders have the right to borrow from us an amount generally up to the cash value of their policy at any time. As of December 31, 2001, we had approximately $18.5 billion in cash values in which policyholders have rights to policy loans. The majority of cash values eligible for policy loans are at variable interest rates which are reset annually on the policy anniversary. Moreover, a portion of our fixed interest rate policy loans have features that provide for reduced crediting rates on the portion of cash values loaned. The amount of policy loans has remained consistent over the past three years, at approximately $2.0 billion, $1.6 billion of which are in the closed block at December 31, 2001.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

      The following tables summarize the Company's information about contractual obligations and other commercial commitments by due date and expiration date as of December 31, 2001. Contractual obligations of the Company are those obligations fixed by agreement as to dollar amount and date of payment. Other commercial commitments are those commitments entered into by the Company with known expiration dates. These obligations are inputs into the Company's asset liability management system described elsewhere in this document.

Contractual Obligations

                                                                Payments due by period
                                            -----------------------------------------------------------------
                                                          Less than 1
                                                 Total        year     1-3 years   4-5 years   After 5 years
                                                 -----        ----     ---------   ---------   -------------
                                                                     (in millions)
Debt ....................................      $ 1,440.1   $    81.0   $    60.6   $    32.9     $ 1,265.6
GIC's ...................................        8,232.9     2,024.0     3,442.6     1,485.5       1,280.8
Funding agreements ......................       12,281.1       426.8     3,293.5     4,251.5       4,309.3
Institutional structured settlements ....        1,283.7         9.5        25.3        29.4       1,219.5
Annuity certain .........................       13,579.9       661.2     1,378.7     1,170.3      10,369.7
Investment commitments ..................        1,321.5     1,321.5          --          --            --
Other insurance liabilities .............             --          --          --          --            --
Operating lease obligations .............          141.8        27.4        43.1        23.4          47.9
Other long-term obligations .............           26.2         5.6         3.6         2.6          14.4
                                            -----------------------------------------------------------------
   Total contractual cash obligations ...      $38,307.2   $ 4,557.0   $ 8,247.4   $ 6,995.6     $18,507.2
                                            =================================================================

Other Commercial Commitments

                                                       Amount of commitment expiration per period
                                           ------------------------------------------------------------------
                                                Total
                                               Amounts   Less than 1
                                              Committed      year     1-3 years    4-5 years  Over 5 years
                                              ---------      ----     ---------    ---------  ------------
                                                                    (in millions)
Lines of credit .........................          --          --          --          --          --
Standby letters of credit ...............          --          --          --          --          --
Guarantees ..............................        $1.8        $0.1        $1.2        $0.5          --
Standby repurchase obligations ..........          --          --          --          --          --
Other commercial commitments ............         0.2         0.2          --          --          --
Other commitments .......................         0.9         0.9          --          --          --
                                           ------------------------------------------------------------------
   Total commercial commitments .........        $2.9        $1.2        $1.2        $0.5          --
                                           ==================================================================

      The risk-based capital standards for life insurance companies, as prescribed by the National Association of Insurance Commissioners, establish a risk-based capital ratio comparing adjusted surplus to required surplus for each of our United States domiciled insurance subsidiaries. If the risk-based capital ratio falls outside of acceptable ranges, regulatory action may be taken ranging from increased information requirements to mandatory control by the domiciliary insurance department. The risk-based capital ratios of all our insurance subsidiaries as of December 31, 2001, were above the ranges that would require regulatory action.

      We maintain reinsurance programs designed to protect against large or unusual losses. Based on our periodic review of our reinsurers' financial statements, financial strength ratings and reputations in the reinsurance marketplace, we believe that our reinsurers are financially sound, and, therefore, that we have no significant exposure to uncollectible reinsurance in excess of uncollectible amounts recognized in our consolidated financial statements.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Quantitative and Qualitative Information About Market Risk

Capital Markets Risk Management

      The Company maintains a disciplined, comprehensive approach to managing capital market risks inherent in its business and investment operations.

      To mitigate capital market risks, and effectively support Company objectives, investment operations are organized and staffed to focus investment management expertise on specific classes of investments, with particular emphasis placed on private placement markets. In addition, a dedicated unit of asset/liability risk management (ALM) professionals centralizes the Life Insurance Company's and its subsidiaries' implementation of the interest rate risk management program. As an integral component of its ALM program, derivative instruments are used in accordance with risk reduction techniques established through Company policy and with formal approval granted from the New York Insurance Department. The Company's use of derivative instruments is monitored on a regular basis by the Company's Investment Compliance Department and reviewed quarterly with senior management and the Committee of Finance of the Company's wholly-owned subsidiary, John Hancock Life Insurance Company, (the Company's Committee of Finance).

      The Company's principal capital market exposures are credit and interest rate risk, which includes the impact of inflation, although we have certain exposures to changes in equity prices and foreign currency exchange rates. Credit risk pertains to the uncertainty associated with the ability of an obligor or counterparty to continue to make timely and complete payments of contractual principal and interest. Interest rate risk pertains to the change in fair value that occurs within fixed maturity securities or liabilities as market interest rates move. Equity and foreign currency risk pertain to price fluctuations, associated with the Company's ownership of equity investments or non-US dollar denominated investments and liabilities, driven by dynamic market environments.

Credit Risk

      The Company manages the credit risk inherent in its fixed maturity securities by applying strict credit and underwriting standards, with specific limits regarding the proportion of permissible below investment grade holdings. We also diversify our fixed maturity securities with respect to investment quality and credit concentration. Concentrations are monitored with respect to issuer, industry, geographic location, and loan property-type. Where possible, consideration of external measures of creditworthiness, such as ratings assigned by nationally recognized rating agencies, supplement our internal credit analysis. The Company uses simulation models to examine the probability distribution of credit losses to ensure that it can readily withstand feasible adverse scenarios. In certain limited circumstances the Company may use the credit derivatives market to exchange credit risk for fixed rate payments if it believes this approach is more efficient than entering into a cash-based security transaction. In addition, the Company periodically examines, on various levels of aggregation, its actual default loss experience on significant asset classes to determine if the losses are consistent with the (1) levels assumed in product pricing, (2) ACLI loss experience and (3) rating agencies' quality-specific cohort default data. These tests have generally found the Company's aggregate experience to be favorable relative to these external benchmarks and consistent with priced-for-levels. The Company evaluates fixed Company's income securities on a case by case basis for issues of collectibility. The Company's bond analysts operate in an industry-based, team-oriented structure that facilitates the evaluation of the Company's entire fixed income holdings quarterly and formal presentations to management twice annually. In addition, trading levels of publicly traded securities and other market factors and industry trends are followed and their impact on individual credits are assessed as they occur. Indenture covenants which provide the Company additional protection in the event of credit deterioration are also monitored continuously. When as a result of any of these analyses, management believes that the collectibility of any amounts owed is other than temporarily impaired, the underlying asset is written down to fair value.

      As of December 31, 2001, the Company's fixed maturity portfolio was comprised of 88.3% investment grade securities and 11.7% below-investment-grade securities. These percentages are consistent with recent experience and indicative of the Company's long-standing investment philosophy of pursuing moderate amounts of credit risk in anticipation of earning higher expected returns. We believe that credit risk can be successfully managed given our proprietary credit evaluation models and experienced personnel. For additional information regarding the credit quality of the Company's portfolio see Note 2 to our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Segment Operations.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

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

      We manage interest rate sensitive segments of our business, and their supporting investments, under one of two broadly defined risk management methods designed to provide an appropriate matching of assets and liabilities. For guaranteed rate products, where contractual liability cash flows are highly predictable (e.g., GICs or immediate annuities) we apply sophisticated duration-matching techniques to manage the segment's exposure to both parallel and non-parallel yield curve movements. Typically this approach involves a duration mismatch tolerance of less than +/- .05 years, with other techniques used for limiting exposure to non-parallel risk. Duration measures the sensitivity of the fair value of assets and liabilities to changes in interest rates. For example, should interest rates increase by 100 basis points, the fair value of an asset with a 5-year duration is expected to decrease in value by approximately 5.0%. For non-guaranteed rate products we apply scenario-modeling techniques to develop investment policies with what we believe to be the optimal risk/return tradeoff given our risk constraints. Each scenario is based on near term reasonably possible hypothetical changes in interest rates that illustrate the potential impact of such events.

      We project asset and liability cash flows on guaranteed rate products and then discount them against credit-specific interest rate curves to attain fair values. Duration is then calculated by re-pricing these cash flows against a modified or "shocked" interest rate curve and evaluating the change in fair value versus the base case. As of December 31, 2001, the fair value of fixed maturity securities and mortgage loans supporting duration managed liabilities was approximately $30,990.3 million.

      The risk management method for non-guaranteed rate products, such as whole life insurance or single premium deferred annuities, is less formulaic, but more complex, due to the less predictable nature of the liability cash flows. For these products, we manage interest rate risk based on scenario-based portfolio modeling that seeks to identify the most appropriate investment strategy given probable policyholder behavior and liability crediting needs under a wide range of interest rate environments. As of December 31, 2001, the fair value of fixed maturity securities and mortgage loans supporting liabilities managed under this modeling was approximately $24,205.8 million

Derivative Instruments

      The Company uses a variety of derivative financial instruments, including swaps, caps, floors, and exchange traded futures contracts, in accordance with Company investment policy. Permissible derivative applications include the reduction of economic risk (i.e., hedging) related to changes in yields, prices, cash flows, and currency exchange rates. In addition, certain limited applications of income generation are allowed. Examples of this type of use include the purchase of call options to offset the sale of embedded options in Company liability issuance or the purchase of swaptions to offset the purchase of embedded put options in certain investments. The Company does not make a market or trade derivatives for speculative purposes.

      As of January 1, 2001, SFAS No. 133 became effective for all companies reporting under GAAP in the United States. Briefly stated, SFAS No. 133 requires that all derivative instruments must be recorded as either assets or liabilities on the Company's balance sheet, with quarterly recognition thereafter of changes in derivative fair values through its income statement. The income effect of derivatives that meet all requirements of a "qualified hedge" under SFAS No. 133 guidance may be offset, in part or in its entirety, by recognition of changes in fair value on specifically identified underlying hedged-items. These hedged-items must be identified at the inception of the hedge and may consist of assets, liabilities, firm commitments or forecasted transactions. Depending upon the designated form of the hedge (i.e., fair value or cash flow), changes in fair value must either be recorded immediately through income or through shareholders' equity (Other Comprehensive Income) for subsequent amortization into income.

      In preparing for the implementation of SFAS No. 133, the Company invested significant time and resources to achieve two primary objectives. First, preserving the ability to hedge economic risks inherent in its business operations, with assurance that such hedges were structured in a SFAS No. 133 compliant fashion. Second, the reduction of income volatility arising from "ineffective" or less than perfect hedges, whereby income from hedged-item fair value recognition only partially offsets income from derivatives fair value recognition. In the course of achieving these objectives the Company undertook an extensive examination of its derivatives hedging program. The examination identified two areas where the Company's risk management applications required adjustment to

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

accommodate the requirements of SFAS No. 133. Each of these hedging applications was modified so as to retain its economic effectiveness and achieve compliance with SFAS No. 133. In addition, the examination proved beneficial in several other ways, including the implementation and customization of a vendor derivatives valuation and accounting software, improved front and back office derivatives capabilities, refinement of responsibilities to ensure appropriate separation of duties, and enhanced derivatives compliance procedures.

      Through the year ended December 31, 2001 ,the reported income volatility attributable to SFAS No. 133 accounting treatment was $(16.3) million and well in line with our pre-SFAS No. 133 implementation expectations. We also reported income volatility of $2.3 million during 2001 due to GAAP derivatives accounting treatment on options that predated SFAS No. 133. This volatility relates to the "inherent ineffectiveness" associated with marking-to-market each quarter out-of-the-money interest rate and equity options. These options hedge interest rate and equity risks present in certain of our asset and liability portfolios. The Company continues to seek process improvements to further reduce expected income volatility, without unduly hindering our objective of aggressively managing economic risks inherent in its lines of business.

      The Company's Investment Compliance Unit monitors all derivatives activity for consistency with internal policies and guidelines. All derivatives trading activity is reported monthly to the Company's Committee of Finance for review, with a comprehensive governance report provided jointly each quarter by the Company's Derivatives Supervisory Officer and Chief Investment Compliance Officer. The table below reflects the Company's derivative positions hedging interest rate risk as of December 31, 2001. The notional amounts in the table represent the basis on which pay or receive amounts are calculated and are not reflective of credit risk. These fair value exposures represent only a point in time and will be subject to change as a result of ongoing portfolio and risk management activities.

                                                                        As of December 31, 2001
                                     -------------------------------------------------------------------------------------------
                                                                                                Fair Value
                                                                            ----------------------------------------------------
                                                            Weighted-
                                         Notional         Average Terms         -100 Basis           As of         +100 Basis
                                          Amount             (Years)         Point Change (2)      12/31/01     Point Change (2)
                                     -------------------------------------------------------------------------------------------
                                                            (in millions, except for Weighted-Average Terms)
Interest rate swaps..............        $13,462.5              7.8               $(629.0)          $(359.4)        $(97.5)
CMT swaps........................            353.0              1.0                   8.4               8.3            8.3
Futures contracts (1)............            310.6              6.0                  (6.0)             (1.0)           5.7
Interest rate caps...............            297.0              5.4                   1.9               3.6            6.6
Interest rate floors.............          8,328.0              8.3                 120.0              56.5           30.7
Swaptions........................             30.0             23.4                  (3.0)             (1.3)          (0.5)
                                     -------------------------------------------------------------------------------------------
     Totals......................        $22,781.1              7.8               $(507.7)          $(293.3)        $(46.7)
                                     ==================                     ====================================================

----------
(1)   Represents the notional value on open contracts as of December 31, 2001.
(2) The selection of a 100 basis point immediate change in interest rates should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

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

Equity Risk

      Equity risk is the possibility that we will incur economic losses due to adverse changes in a particular common stock or warrant. In order to reduce our exposure to market fluctuations on some of our common stock portfolio, we use equity collar agreements. These equity collar agreements limit the market value fluctuations on their underlying equity securities. Our equity collars are comprised of an equal number of purchased put options and written call

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

options, each with strike rates equidistant from the stock price at the time the contract is established. As of December 31, 2001, the fair value of our equity securities portfolio was $1,190.9 million. The fair value of our equity collar agreements as of December 31, 2001 was $(2.2) million. A hypothetical 15% decline in the December 31, 2001 value of the equity securities hedged with equity collar agreements would result in an unrealized loss of approximately $3.6 million. The selection of a 15% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event. The fair value of any unhedged common stock holdings will rise or fall with equity market and company-specific trends. In certain cases the Company classifies its equity holdings as trading securities. These holdings are marked-to-market through the income statement, creating investment income volatility that is effectively neutralized by changes in corresponding liability reserves.

Foreign Currency Risk

      Foreign currency risk is the possibility that we will incur economic losses due to adverse changes in foreign currency exchange rates. This risk arises in part from our international operations and the issuance of certain foreign currency-denominated funding agreements sold to non-qualified institutional investors in the international market. We apply currency swap agreements to hedge the exchange risk inherent in our investments and funding agreements denominated in foreign currencies. We also own fixed maturity securities that are denominated in foreign currencies. We use derivatives to hedge the foreign currency risk of these securities (both interest and principal payments). At December 31, 2001, the fair value of our foreign currency denominated fixed maturity securities was approximately $707.8 million. The fair value of our currency swap agreements at December 31, 2001 supporting foreign denominated bonds was $42.6 million.

      We estimate that as of December 31, 2001, a hypothetical 10% immediate change in each of the foreign currency exchange rates to which we are exposed, including the currency swap agreements, would result in no material change to the net fair value of our foreign currency-denominated instruments identified above. The selection of a 10% immediate change in all currency exchange rates should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event. Our largest individual currency exposure is to the Canadian dollar.

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

Effects of Inflation

      Inflation has not been a material factor in our operations during the past decade in terms of our investment performance, expenses, or product sales.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Auditors.............................................    2

Audited Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2001 and 2000...............    3

Consolidated Statements of Income for the Years Ended
      December 31, 2001, 2000 and 1999.....................................    5

Consolidated Statements of Changes in Shareholders' Equity and
      Comprehensive Income for Years Ended December 31, 2001,
      2000 and 1999........................................................    7

Consolidated Statements of Cash Flows for the Years Ended
      December 31, 2001, 2000 and 1999.....................................    9

Notes to Consolidated Financial Statements.................................   11

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
John Hancock Financial Services, Inc.

We have audited the accompanying consolidated balance sheets of John Hancock Financial Services, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Hancock Financial Services, Inc. at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2001 the Company changed its method of accounting for its employee pension plan and postretirement health and welfare plans, derivatives and certain long-duration participating contracts.

                                                           /s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 7, 2002

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                   December 31
                                                              2001             2000
                                                        --------------------------------
                                                                 (in millions)
Assets

Investments - Notes 2 and 3 Fixed maturities:
   Held-to-maturity--at amortized cost
   (fair value: 2001--$1,914.1; 2000--$13,978.6) ..        $ 1,930.0        $14,158.5
   Available-for-sale--at fair value
   (cost: 2001--$38,742.0; 2000--$18,208.4) .......         39,160.3         18,414.9
   Trading securities--at fair value
   (cost: 2001--$16.4, 2000--$ - ) ................             16.5               --
Equity securities:
   Available-for-sale--at fair value
   (cost: 2001--$752.3; 2000--$875.9) .............            886.8          1,140.7
   Trading securities--at fair value
   (cost: 2001--$289.5; 2000--$193.4) .............            304.1            231.6
Mortgage loans on real estate .....................         10,993.2         10,900.0
Real estate .......................................            442.4            519.0
Policy loans ......................................          2,008.2          1,969.2
Short-term investments ............................            153.5            214.0
Other invested assets .............................          1,786.1          1,393.7
                                                        --------------------------------

      Total Investments ...........................         57,681.1         48,941.6

Cash and cash equivalents .........................          1,313.7          3,280.0
Accrued investment income .........................            782.1            736.2
Premiums and accounts receivable ..................            253.8            237.9
Deferred policy acquisition costs .................          3,717.4          3,517.0
Reinsurance recoverable - Note 8 ..................          1,909.3          2,021.3
Other assets ......................................          2,768.3          2,206.1
Separate accounts assets ..........................         22,718.5         26,454.8
                                                        --------------------------------

      Total Assets ................................        $91,144.2        $87,394.9
                                                        ================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                                          December 31
                                                                                   2001                 2000
                                                                           -------------------------------------------
                                                                                         (in millions)
Liabilities and Shareholders' Equity

Liabilities
Future policy benefits............................................                $34,938.7            $31,402.2
Policyholders' funds..............................................                 20,762.8             18,782.3
Unearned revenue..................................................                    809.3                671.3
Unpaid claims and claim expense reserves..........................                    262.7                310.1
Dividends payable to policyholders................................                    578.1                540.6
Short-term debt - Note 6..........................................                     81.0                245.3
Long-term debt - Note 6...........................................                  1,359.1                534.0
Income taxes - Note 4.............................................                    866.9                575.5
Other liabilities.................................................                  2,779.8              2,029.8
Separate accounts liabilities.....................................                 22,718.5             26,454.8
                                                                           -------------------------------------------

      Total Liabilities...........................................                 85,156.9             81,545.9

Minority interest - Note 7........................................                    122.3                 93.5

Commitments and contingencies - Note 10

Shareholders' Equity - Note 11
                                                                                        3.2                  3.2
Common stock, $.01 par value; 2.0 billion shares authorized;
   315.8 million and 315.0 million shares issued respectively.....
Additional paid in capital........................................                  5,099.3              5,086.4
Retained earnings.................................................                  1,206.7                680.4
Accumulated other comprehensive income (loss).....................                    228.0                 77.3
Treasury stock, at cost (18.5 million and 3.0 million shares,
   respectively)..................................................                   (672.2)               (91.8)
                                                                           -------------------------------------------
      Total Shareholders' Equity..................................                  5,865.0              5,755.5
                                                                           -------------------------------------------

      Total Liabilities and Shareholders' Equity..................                $91,144.2            $87,394.9
                                                                           ===========================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                                Years Ended December 31
                                                                                         2001             2000            1999
                                                                                     ----------------------------------------------
                                                                                                     (in millions)
Revenues
   Premiums .....................................................................      $3,851.3         $3,452.1        $2,717.5
   Universal life and investment-type product charges ...........................         772.5            749.3           703.5
   Net investment income - Note 2 ...............................................       3,944.9          3,864.8         3,524.1
    Net realized investment and other gains (losses), net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders and
      the policyholder dividend obligation ($(1.1), $11.7 and $85.8,
      respectively) - Notes 1, 2 and 12 .........................................        (249.1)            88.7           175.1
   Investment management revenues, commissions and other fees ...................         602.9            764.8           680.9
   Other revenue ................................................................         186.5             17.6             6.5
                                                                                     ----------------------------------------------
      Total revenues ............................................................       9,109.0          8,937.3         7,807.6

Benefits and expenses
   Benefits to policyholders, excluding amounts related to net realized investment and other gains (losses) credited to participating pension contractholders and policyholder dividend obligation ($25.3, $21.0,
      and $35.3, respectively) - Notes 1, 2 and 12 ..............................       5,904.7          5,375.6         5,368.5
   Other operating costs and expenses ...........................................       1,500.1          1,586.4         1,412.3
   Amortization of deferred policy acquisition costs, excluding amounts related to net realized investment and other gains (losses)
      ($(26.4), $(9.3) and $50.5, respectively) - Notes 1, 2 and 12 .............         306.8            242.0           166.8
   Dividends to policyholders ...................................................         571.3            564.4           501.6
   Demutualization expenses .....................................................            --             10.6            96.2
                                                                                     ----------------------------------------------
      Total benefits and expenses ...............................................       8,282.9          7,779.0         7,545.4
                                                                                     ----------------------------------------------

Income before income taxes and cumulative effect of
      accounting changes ........................................................         826.1          1,158.3           262.2

Income taxes - Note 4 ...........................................................         214.6            339.6            99.3
                                                                                     ----------------------------------------------

Income before cumulative effect of accounting changes ...........................         611.5            818.7           162.9

Cumulative effect of accounting changes, net of tax - Note 1 ....................           7.2               --            (9.7)
                                                                                     ----------------------------------------------
Net income ......................................................................      $  618.7         $  818.7        $  153.2
                                                                                     ==============================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                                            Pro forma (unaudited)
                                                   Year Ended        For the Period        Years Ended December 31
                                                  December 31,     February 1 through   -----------------------------
(in millions, except per share data)                  2001          December 31, 2000       2000            1999
=====================================================================================================================
Basic earnings per common share:
     Income before cumulative effect
       of accounting changes....................     $ 2.01               $ 2.46           $ 2.60          $ 0.52

     Cumulative effect of accounting
       changes..................................       0.02                   --               --           (0.03)
                                                  -------------------------------------------------------------------

     Net income.................................     $ 2.03               $ 2.46           $ 2.60          $ 0.49
---------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share:
     Income before cumulative effect
       of accounting changes....................     $ 1.99               $ 2.45           $ 2.59          $ 0.52

     Cumulative effect of accounting
       changes..................................       0.02                   --               --           (0.03)
                                                  -------------------------------------------------------------------

     Net income.................................     $ 2.01               $ 2.45           $ 2.59          $ 0.49
---------------------------------------------------------------------------------------------------------------------

Weighted-average shares used in basic earnings
     per common share calculations..............      304.6                314.5            314.5           314.8

Dilutive securities
     Stock options..............................        2.7                  1.5              1.5              --
     Non-vested stock...........................        0.3                  0.2              0.2              --
                                                  -------------------------------------------------------------------

Weighted-average shares used in diluted earnings
     per common share calculations..............      307.6                316.2            316.2           314.8
---------------------------------------------------------------------------------------------------------------------

Cash dividends paid per common share............     $ 0.31               $ 0.30               --              --
=====================================================================================================================

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                         EQUITY AND COMPREHENSIVE INCOME

                                                   Additional             Accumulated Other                Total       Outstanding
                                                     Paid In    Retained    Comprehensive    Treasury  Shareholders'      Shares
                                     Common Stock    Capital    Earnings    Income (Loss)      Stock      Equity      (in thousands)
                                     -----------------------------------------------------------------------------------------------
                                                              (in millions)
Balance at January 1, 1999 .........       --             --   $ 4,671.8       $ 283.4            --     $ 4,955.2             --

Comprehensive income:
  Net income .......................                               153.2                                     153.2
  Other comprehensive income,
    net of tax:
    Net unrealized gains (losses) ..                                            (311.3)                     (311.3)
    Foreign currency translation
      adjustment ...................                                              16.9                        16.9
    Minimum pension liability ......                                             (22.9)                      (22.9)
                                                                                                         ----------
Comprehensive income ...............                                                                        (164.1)
                                     -----------------------------------------------------------------------------------------------

Balance at December 31, 1999  ......       --             --     4,825.0         (33.9)           --       4,791.1             --

Demutualization transaction ........     $2.2       $3,369.8    (4,869.0)                                 (1,497.0)     212,786.5
Initial public offering ............      1.0        1,656.7                                               1,657.7      102,000.0
Additional paid in capital .........                    56.4                                                  56.4
Restricted stock issued ............                     4.2                                                   4.2          291.0
Options exercised ..................                                                                            --            0.2
Forfeitures of restricted stock ....                    (0.7)                                                 (0.7)         (50.8)

Comprehensive income:
  Net income before
    demutualization ................                                44.0                                      44.0
  Net income after demutualization .                               774.7                                     774.7
                                                               ----------                                ----------
    Net income for the year ........                               818.7                                     818.7

  Other comprehensive income,
    net of tax:
    Net unrealized gains (losses) ..                                             122.1                       122.1
    Foreign currency translation
      adjustment ...................                                             (19.1)                      (19.1)
Minimum pension liability ..........                                               8.2                         8.2
                                                                                                         ----------
Comprehensive income ...............                                                                         929.9

Treasury stock acquired ............                                                          $(91.8)        (91.8)      (3,038.0)
Dividends paid to shareholders .....                               (94.3)                                    (94.3)
                                     -----------------------------------------------------------------------------------------------
Balance at December 31, 2000  ......     $3.2       $5,086.4   $   680.4       $  77.3        $(91.8)    $ 5,755.5      311,988.9
                                     ===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

               CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS'
                 EQUITY AND COMPREHENSIVE INCOME -- (CONTINUED)

                                                  Additional             Accumulated Other                  Total      Outstanding
                                                   Paid In    Retained     Comprehensive    Treasury    Shareholders'     Shares
                                    Common Stock   Capital    Earnings     Income (Loss)      Stock        Equity     (in thousands)
                                    ------------------------------------------------------------------------------------------------
                                                            (in millions)
Balance at December 31, 2000 ......     $3.2       $5,086.4   $  680.4         $ 77.3       $ (91.8)      $5,755.5      311,988.9

Restricted stock issued ...........                     2.8                                                    2.8           81.4
Options exercised .................                    12.2                                                   12.2          868.3
Forfeitures of restricted stock ...                    (2.1)                                                  (2.1)         (64.4)

Comprehensive income:
  Net income ......................                              618.7                                       618.7
  Other comprehensive income,
    net of tax:
    Net unrealized gains (losses) .                                             (59.9)                       (59.9)
    Foreign currency translation
      adjustment ..................                                             (28.4)                       (28.4)
    Minimum pension liability .....                                              15.2                         15.2
    Cash flow hedges ..............                                              (3.8)                        (3.8)
                                                                                                          ----------
Comprehensive income ..............                                                                          541.8

Treasury stock acquired ...........                                                          (580.4)        (580.4)     (15,444.1)
Dividends paid to shareholders ....                              (92.4)                                      (92.4)
Change in accounting principles ...                                             227.6                        227.6
                                    ------------------------------------------------------------------------------------------------
Balance at December 31, 2001 ......     $3.2       $5,099.3   $1,206.7         $228.0       ($672.2)      $5,865.0      297,430.1
                                    ================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    Years Ended December 31
                                                                             2001           2000            1999
                                                                        --------------------------------------------
                                                                                        (in millions)
Cash flows from operating activities:
  Net income....................................................         $    618.7       $   818.7   $    153.2
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Amortization of discount - fixed maturities................            (160.9)         (121.8)       (77.9)
      Net realized investment and other (gains) losses...........             249.1           (88.7)      (175.1)
      Change in deferred policy acquisition costs................            (274.1)         (331.0)      (317.3)
      Depreciation and amortization..............................              79.6            98.6         74.3
      Net cash flows from trading securities.....................             (69.4)         (147.5)       (16.2)
      Increase in accrued investment income......................             (38.8)          (81.6)      (118.0)
      (Increase) decrease in premiums and accounts
        receivable...............................................             (15.0)          (22.3)        11.8
      Increase in other assets and other liabilities, net........            (465.1)         (488.4)      (118.1)
      Increase in policy liabilities and accruals, net...........           2,472.1         2,055.1      2,253.6
      Loss on sale of subsidiaries...............................                --              --         21.3
      Increase (decrease) in income taxes........................             237.6           351.1         (3.3)
                                                                        --------------------------------------------

        Net cash provided by operating activities...............            2,633.8         2,042.2      1,688.3

Cash flows from investing activities:
  Sales of:
    Fixed maturities held-to-maturity...........................                 --              --         28.7
    Fixed maturities available-for-sale.........................           16,929.5         5,037.5      9,824.0
    Equity securities available-for-sale........................              616.5           744.2        182.7
    Real estate.................................................               57.3            66.4      1,286.3
    Short-term investments and other invested assets............              153.3           101.9        764.4
  Maturities, prepayments and scheduled redemptions of:
    Fixed maturities held-to-maturity...........................              243.8         1,811.9      1,777.1
    Fixed maturities available-for-sale.........................            3,211.9         1,642.4      1,880.3
    Short-term investments and other invested assets............              214.0           459.9        311.8
    Mortgage loans on real estate...............................            1,575.7         1,585.3      1,509.0
  Purchases of:
    Fixed maturities held-to-maturity...........................              (66.7)       (2,094.8)    (2,725.2)
    Fixed maturities available-for-sale.........................          (27,149.8)       (7,952.6)   (12,728.5)
    Equity securities available-for-sale........................             (367.3)         (558.6)      (386.0)
    Real estate.................................................              (53.5)          (46.0)      (197.2)
    Short-term investments and other invested assets............             (537.2)         (880.6)      (715.4)
  Mortgage loans on real estate issued..........................           (1,577.9)       (1,807.8)    (2,414.1)
  Net cash (paid) received related to acquisition/sale
    of businesses...............................................             (132.5)          141.3       (406.9)

  Other, net....................................................              100.0           (59.8)        12.1
                                                                        --------------------------------------------

        Net cash used in investing activities...................           (6,782.9)       (1,809.4)    (1,996.9)


The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                                                                                     Years Ended December 31
                                                                               2001         2000            1999
                                                                            ----------------------------------------
                                                                                          (in millions)
Cash flows from financing activities:
  Issuance of common stock...........................................               --    $ 1,714.1           --
  Payments to eligible policyholders under Plan of Reorganization....               --     (1,076.7)          --
  Acquisition of treasury stock......................................        $  (580.4)       (91.8)          --
  Dividends paid on common stock.....................................            (92.4)       (94.3)          --
  Proceeds from issuance of preferred stock..........................               --           --    $    68.2
  Universal life and investment-type contract deposits...............         10,755.4      8,148.3      8,365.9
  Universal life and investment-type contract maturities and
    withdrawals......................................................         (8,430.6)    (7,158.8)    (8,144.0)
  Issuance of long-term debt.........................................            776.0         20.0          6.0
  Repayment of long-term debt........................................            (22.9)       (73.2)       (15.5)
  Net decrease in commercial paper...................................           (222.3)      (158.3)       (30.5)
                                                                            ----------------------------------------

    Net cash provided by financing activities........................          2,182.8      1,229.3        250.1
                                                                            ----------------------------------------

    Net (decrease) increase in cash and cash equivalents.............         (1,966.3)     1,462.1        (58.5)

Cash and cash equivalents at beginning of year.......................          3,280.0      1,817.9      1,876.4
                                                                            ----------------------------------------

Cash and cash equivalents at end of year.............................        $ 1,313.7    $ 3,280.0    $ 1,817.9
                                                                            ========================================

The accompanying notes are an integral part of these consolidated financial statements.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- Summary of Significant Accounting Policies

Business

John Hancock Financial Services, Inc. (the Company), formerly known as John Hancock Mutual Life Insurance Company (the Mutual Company) and Subsidiaries, is a diversified financial services organization that provides a broad range of insurance and investment products and investment management and advisory services.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated.

Partnerships, joint venture interests and other equity investments in which the Company does not have a controlling interest, but has significant influence, are recorded using the equity method of accounting and are included in other invested assets.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The following acquisitions were recorded under the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the applicable date of acquisition. Each purchase price was allocated to the assets acquired and the liabilities assumed based on estimated fair values, with the excess of the applicable purchase price over the estimated fair values, if any, recorded as goodwill. These entities or books of business were generally acquired by the Company in execution of its plan to acquire businesses that have strategic value, meet its earnings requirements and advance the growth of its current businesses. The unaudited pro forma revenues, assuming the transactions had taken place at the beginning of the year of acquisition and the preceding year, for 2001, 2000 and 1999, were approximately $9,228.6 million, $9,277.2 million and $8,300.4 million, an increase of $119.6 million, $339.9 million and $492.8 million, respectively, from reported balances. The unaudited pro forma net income for the years ended December 31, 2001, 2000 and 1999, was approximately $622.0 million, $813.7 million and $153.6 million, a change of $3.3 million, $(5.0) million and $0.4 million, respectively, from reported balances. The unaudited pro forma earnings per share of the Company for the years ended December 31, 2001, 2000 and 1999 was approximately $2.02, $2.57 and $0.49, a change of $0.01, $(0.02) and $--, respectively, from reported balances.

On October 1, 2001, Maritime, a majority owned subsidiary of the Company, completed its purchase of all of the shares of Royal & Sun Alliance Life Insurance Company of Canada (RSAF) for an amount of approximately $149.9 million. RSAF's business includes life insurance, guaranteed interest savings and retirement products. The net income relating to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 was $2.4 million.

On April 2, 2001, a subsidiary of the Company, Signature Fruit Company, LLC (Signature Fruit), purchased certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri Valley Growers, Inc., a cooperative association, for approximately $53.0 million. The net losses related to the acquired operations included in the Company's results from the date of acquisition through December 31, 2001 were $3.4 million.

On March 1, 2000, the Company acquired the individual long-term care insurance business of Fortis, Inc. (Fortis) through a coinsurance agreement for approximately $165.0 million. The net income relating to the acquired operations is included in the Company's results from the date of acquisition through December 31, 2000.

On October 1, 1999, Maritime completed its purchase of Aetna Canada Holdings Limited (Aetna Canada) for approximately $296 million. The net income relating to the acquired operations is included in the Company's results from the date of acquisition through December 31, 1999.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

Reorganization and Initial Public Offering

In connection with the Mutual Company's Plan of Reorganization (the Plan), effective February 1, 2000, the Mutual Company converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly-owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. All policyholder membership interests in the Mutual Company were extinguished on that date and eligible policyholders of the Mutual Company received, in the aggregate, 212.8 million shares of common stock, $1,438.7 million of cash and $43.7 million of policy credits as compensation. In addition, the Company established a closed block to fund the guaranteed benefits and dividends of certain participating insurance policies. In connection with the Plan, the Mutual Company changed its name to John Hancock Life Insurance Company (the Life Company).

In addition, on February 1, 2000, the Company completed its initial public offering (IPO) in which 102.0 million shares of common stock were issued at a price of $17.00 per share. Net proceeds from the IPO were $1,657.7 million, of which $105.7 million was retained by the Company and $1,552.0 million was contributed to the Life Company.

Investments

The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Fixed maturity investments include bonds, mortgage-backed securities, and redeemable preferred stock and are classified as held-to-maturity, available-for-sale, or trading. Those bonds and mortgage-backed securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Fixed maturity investments not classified as held-to-maturity are classified as available-for-sale or trading and are carried at fair value. Unrealized gains and losses related to available-for-sale securities are reflected in shareholders' equity, net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholders, amounts credited to the policyholder dividend obligation, and applicable taxes. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. The amortized cost of fixed maturity investments is adjusted for impairments in value deemed to be other than temporary, and such adjustments are reported as a component of net realized investment and other gains (losses). Gains and losses, both realized and unrealized, on fixed maturity securities classified as trading are included in benefits to policyholders as part of investment returns related to equity indexed universal life insurance policies sold at Maritime, otherwise these gains and losses are included in net realized investment and other gains (losses).

For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Equity securities include common stock and non-redeemable preferred stock. Equity securities that have readily determinable fair values are carried at fair value. For equity securities, that the Company has classified as available-for-sale, unrealized gains and losses are reflected in shareholders' equity, as described above for fixed maturity securities. Impairments in value deemed to be other than temporary are reported as a component of net realized investment and other gains (losses). Gains and losses, both realized and unrealized, on equity securities classified as trading, are included in benefits to policyholders as part of investment returns related to equity indexed universal life insurance policies sold at Maritime, otherwise these gains and losses are included in net realized investment and other gains (losses).

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premium or discount, less allowance for probable losses. When it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement, the loan is deemed to be impaired and a valuation allowance for probable losses is established. The valuation allowance is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate or on the collateral value of the loan if the loan is collateral dependent. Any change to the valuation allowance for

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

mortgage loans on real estate is reported as a component of net realized investment and other gains (losses). Interest received on impaired mortgage loans on real estate is included in interest income in the period received. If foreclosure becomes probable, the measurement method used is collateral value. Foreclosed real estate is then recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other gains (losses).

Real estate to be disposed of is carried at the lower of cost or fair value less costs to sell. Any change to the valuation allowance for real estate to be disposed of are reported as a component of net realized investment and other gains (losses). The Company does not depreciate real estate to be disposed of.

Policy loans are carried at unpaid principal balances, which approximate fair value.

Short-term investments are carried at amortized cost, which approximates fair value.

Net realized investment and other gains (losses), other than those related to separate accounts for which the Company does not bear the investment risk, are determined on the basis of specific identification and are reported net of related amortization of deferred policy acquisition costs, amounts credited to participating pension contractholder accounts, and amounts credited to the policyholder dividend obligation.

Derivative Financial Instruments

The Company uses various derivative instruments to hedge and manage its exposure to changes in interest rate levels, foreign exchange rates, and equity market prices, and to manage the duration of assets and liabilities. All derivative instruments are carried on the consolidated balance sheets at fair value.

In certain cases, the Company uses hedge accounting as allowed by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," by designating derivative instruments as either fair value hedges or cash flow hedges. For derivative instruments that are designated and qualify as fair value hedges, the change in fair value of the derivative instrument as well as the offsetting change in fair value of the hedged item are recorded in net realized investment and other gains (losses). Basis adjustments are amortized into income through net realized investment and other gains (losses). For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in other comprehensive income, and then reclassified into income when the hedged item affects income. Hedge effectiveness is assessed quarterly by a variety of techniques including regression analysis and cumulative dollar offset. In certain cases, there is no hedge ineffectiveness because the derivative instrument was constructed such that all the terms of the derivative exactly match the hedged risk in the hedged item. If a hedge becomes ineffective, the hedge accounting described above ceases.

In cases where the Company receives or pays a premium as consideration for entering into a derivative instrument (i.e., interest rate caps and floors, swaptions, and equity collars), the premium is amortized into investment income over the useful life of the derivative instrument. The fair value of such premiums (i.e., the inherent ineffectiveness of the derivative) is excluded from the assessment of hedge effectiveness and is included in net realized investment and other gains (losses). Changes in fair value of derivatives that are not hedges are included in net realized investment and other gains (losses).

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

Deferred Policy Acquisition Costs

Costs that vary with, and are related primarily to, the production of new business have been deferred to the extent that they are deemed recoverable. Such costs include commissions, certain costs of policy issue and underwriting, and certain agency expenses. For participating traditional life insurance policies, such costs are being amortized

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

over the life of the contracts at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the contracts. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. For universal life insurance contracts and investment-type products, such costs are being amortized generally in proportion to the present value of expected gross profits arising principally from surrender charges and investment results, and mortality and expense margins. The effects on the amortization of deferred policy acquisition costs of revisions to estimated gross margins and profits are reflected in earnings in the period such estimated gross margins and profits are revised. For non-participating term life and long-term care insurance products, such costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. Amortization of deferred policy acquisition costs was $280.4 million, $232.7 million and $217.3 million in 2001, 2000 and 1999, respectively.

Amortization of deferred policy acquisition costs is allocated to: (1) net realized investment and other gains (losses) for those products in which such gains (losses) have a direct impact on the amortization of deferred policy acquisition costs; (2) unrealized investment gains and losses, net of tax, to provide for the effect on the deferred policy acquisition cost asset that would result from the realization of unrealized gains and losses on assets backing participating traditional life insurance and universal life and investment-type contracts; and (3) a separate component of benefits and expenses to reflect amortization related to the gross margins or profits, excluding realized gains and losses, relating to policies and contracts in force.

Net realized investment and other gains (losses) related to certain products have a direct impact on the amortization of deferred policy acquisition costs as such gains and losses affect the amount and timing of profit emergence. Accordingly, to the extent that such amortization results from net realized investment and other gains (losses), management believes that presenting realized investment gains and losses net of related amortization of deferred policy acquisition costs provides information useful in evaluating the operating performance of the Company. This presentation may not be comparable to presentations made by other insurers.

Reinsurance

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying statements of income reflect premiums, benefits and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

Goodwill and Value of Business Acquired

The excess of cost over the fair value of the net assets of businesses acquired (goodwill) was $280.0 million and $228.6 million at December 31, 2001 and 2000, respectively, and is included in other assets in the consolidated balance sheets. Goodwill relating to acquisitions completed before July 1, 2001 is amortized on systematic bases over periods not exceeding 40 years, which correspond with the benefits estimated to be derived from the acquisitions. Accumulated amortization was $72.9 million and $63.6 million at December 31, 2001 and 2000, respectively. Amortization expense included in other operating costs and expenses was $16.4 million, $20.3 million, and $9.7 million, in 2001, 2000 and 1999, respectively. In accordance with SFAS No. 141, "Business Combinations", goodwill of $77.6 million relating to the RSAF acquisition was not amortized in the year ended December 31, 2001. The Company reevaluates the recoverability of recorded goodwill based on the undiscounted cash flows of the related business whenever significant events or changes indicate an impairment might exist. If the undiscounted cash flows do not support the amount recorded, an impairment is recognized by a charge to current operations to reduce the carrying value of the goodwill based on the expected discounted cash flows of the related business.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

The Company records an asset representing the present value of estimated future profits of insurance policies inforce related to the businesses acquired. This asset is recorded as the value of business acquired (VOBA) and amounted to $390.7 million and $340.0 million at December 31, 2001 and 2000, respectively, and is included in other assets in the consolidated balance sheets. VOBA is amortized in proportion to the present value of expected gross profits. Amortization expense included in other operating costs and expenses was $(2.9) million, $4.9 million and $1.3 million in 2001, 2000 and 1999 respectively.

Separate Accounts

Separate accounts assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contractholders. Net investment income and net realized investment and other gains (losses) generally accrue directly to such contractholders who bear the investment risk, subject in some cases to minimum guaranteed rates. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value. Deposits, net investment income and net realized investment and other gains (losses) of separate accounts are not included in the revenues of the Company. Fees charged to contractholders, principally mortality, policy administration and surrender charges, are included in universal life and investment-type product charges.

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

For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency, interest and expenses established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation. Benefit liabilities for annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.5% to 8.0% for life insurance liabilities, from 2.0% to 14.2% for individual annuity liabilities and from 2.0% to 11.3% for group annuity liabilities.

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

Policyholders' funds for universal life and investment-type products, including guaranteed investment contracts and funding agreements, are equal to the policyholder account values before surrender charges. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances. Interest crediting rates range from 3.0% to 9.0% for universal life products and from 2.0% to 14.7% for investment-type products.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

Major components of policyholder funds in the consolidated statements of financial position, are summarized as follows:

                                                                         December 31
                                                                  2001               2000
                                                              ---------------------------------
                                                                        (in millions)
Liabilities for policyholder funds
  Guaranteed investment contracts                               $ 6,583.5         $ 7,985.5
  U.S. funding agreements                                            67.1              80.9
  Global funding agreements backing medium-term notes             9,490.4           6,266.3
  Other investment-type contracts                                 2,247.7           2,341.8
                                                              ---------------   ---------------

     Total liabilities for investment type contracts             18,388.7          16,674.5

  Liabilities for individual annuities                               56.6              62.2
  Universal life and other reserves                               2,317.5           2,045.6
                                                              ---------------   ---------------

     Total liabilities for policyholder funds                   $20,762.8         $18,782.3
                                                              ===============   ===============

The Company is authorized to issue up to $15.0 billion in global funding agreements under two distribution programs, and through December 31, 2001, we have $9.5 billion outstanding. Global funding agreements are investment products which require the Company to pay a stated rate of interest on the principal amount and to repay the principal at maturity. These agreements may not be terminated prior to maturity by the Company or the contractholder. Claims for principal and interest under these global funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under the insolvency provisions of Massachusetts Insurance Laws. Under the Company's programs, the global funding agreements are issued to special purpose entities. The special purpose entities fund the purchase of the global funding agreement through the issuance of medium-term notes to investors. These notes are non-recourse to the Company. If the medium-term notes issued by the special purpose entity are denominated in a foreign currency, the Company also enters into a currency swap with the special purpose entity. Similarly, the Company may enter into an interest rate swap with the special purpose entity to match the interest rate characteristics of the global funding agreement to those of the medium term note. As a result, the payment terms of any particular series of notes issued by the special purpose entity correspond to the payment terms of the global funding agreement and swap agreement(s), if any, that secure that series.

Under the first program, established in May 1998 for $2.5 billion, expanded to $7.5 billion in 1999, an affiliated offshore special purpose entity issued medium-term notes in Europe, Asia and Australia. Through December 31, 2001, there is $3.9 billion outstanding under this program. This special purpose entity is consolidated in the Company's financial statements. The medium-term notes issued by this special purpose entity are reported with global funding agreements in the Company's consolidated balance sheet.

Under the second program, established in June 2000, for $5.0 billion, expanded to $7.5 billion in 2001, the unaffiliated Special purpose entity issued medium-term notes in Europe, Asia, and to institutional investors in the United States. Through December 31, 2001, there is $5.6 billion outstanding under this program. Although this special purpose entity is not consolidated in the Company's financial statements, the funding agreements backing the related medium-term notes are included in policyholders' funds in the Company's consolidated balance sheets.

At December 31, 2001, the annual contractual maturities of global funding agreements on notes issued under both programs were as follows: 2002 - $236.6 million; 2003 - $1,227.8 million; 2004 - $1,227.6 million; 2005 - $1,246.3 million; 2006 - $2,047.9 million; 2007 and thereafter - $3,504.2 million.

Participating Insurance

Participating business represents approximately 76.6%, 86.3%, and 88.1% of the Company's life insurance in force, 98.1%, 97.9%, and 98.3% of the number of life insurance policies in force, and 92.1%, 99.6%, and 97.4%, of life insurance premiums in 2001, 2000 and 1999, respectively.

The portion of earnings allocated to participating pension contractholders and closed block policyholders that cannot be expected to inure to the Company is excluded from net income and shareholders' equity.

The amount of policyholders' dividends to be paid is approved annually by the Life Company's Board of Directors.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

The determination of the amount of policyholder dividends is complex and varies by policy type. In general, the aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity, persistency and expense experience for the year and is also based on management's judgment as to the appropriate level of statutory surplus to be retained by the Life Company. For policies included in the closed block, expense experience is not included in determining policyholders' dividends.

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

Premiums from long-term care insurance contracts are recognized as income when due. Premiums from group life and health insurance contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

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

Severance

As part of the Company's ongoing Competitive Position Project, the Company has initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating portions of its operations. The plan consists primarily of reducing staff in the home office and terminating certain operations outside the home office.

In connection with the restructuring plan, approximately 924 employees have been or will be terminated. These employees are or have been associated with operations in the Boston office and outside the home office. As of December 31, 2001 and December 31, 2000, the liability for employee termination costs, included in other liabilities was $18.8 million and $20.6 million, respectively. Employee termination costs, included in other operating costs and expenses, were $42.7 million, $18.8 million and $26.3 million for the years ended December 31, 2001, 2000, and 1999, respectively. Of the total number of employees affected, approximately 907 employees were terminated as of December 31, 2001, having received benefit payments of approximately $70.5 million.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

On January 7, 2002, as part of its ongoing expense reduction program, the Company eliminated an additional 160 jobs. During the first quarter of 2002, affected employees will receive severance benefits and outplacement services of approximately $5.7 million.

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

Cumulative Effect of Accounting Changes

During the first quarter of 2001, the Company changed the method of accounting for the recognition of deferred gains and losses considered in the calculation of the annual expense for its employee pension plan under SFAS No. 87, "Employers' Accounting for Pensions," and for its postretirement health and welfare plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company changed the method of recognizing gains and losses from deferral within a 10% corridor and amortization of gains outside this corridor over the future working careers of the participants to deferral within a 5% corridor and amortization of gains and losses outside this corridor over the future working careers of the participants. The new method is preferable because in the Company's situation, it produces results that more closely match current economic realities of the Company's retirement and welfare plans through the use of the current fair values of assets while still mitigating the impact of extreme gains and losses. As a result, on January 1, 2001, the Company recorded a credit of $18.6 million (net of tax of $9.9 million), related to its employee benefit pension plans, and a credit of $4.7 million (net of tax of $2.6 million), related to its postretirement health and welfare plans. The total credit recorded as a cumulative effect of an accounting change was $23.3 million (net of tax of $12.5 million), or $0.07 of diluted earnings per share for the year ended December 31, 2001. This change in accounting increased net income for the year ended December 31, 2001 by $4.4 million. The unaudited pro forma results for the year ended December 31, 2001 and 2000, assuming this change in accounting had taken place as of the beginning of 2001 and 2000, would not be materially different from the reported results.

On January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement 133". The adoption of SFAS No. 133, as amended, resulted in a charge to operations accounted for as a cumulative effect of accounting change of $16.1 million (net of tax of $8.3 million) as of January 1, 2001. In addition, as of January 1, 2001, a $227.6 million (net of tax of $122.6 million) cumulative effect of accounting change was recorded in other comprehensive income for (1) the transition adjustment in the adoption of SFAS No. 133, as amended, an increase of $40.5 million (net of tax of $21.8 million), and (2) the reclassification of $12.1 billion in securities from the held-to-maturity category to the available-for-sale category, an increase of $187.1 million (net of tax of $100.8 million).

In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-5, "Reporting the Costs of Start-Up Activities." The SOP, which was adopted by the Company on January 1, 1999, required that start-up costs capitalized prior to January 1, 1999 be written-off immediately and any start-up costs incurred on or after January 1, 1999 be expensed as incurred. The adoption of SOP 98-5 resulted in a charge to operations of $9.7 million (net of tax of $5.9 million) and was accounted for as a cumulative effect of an accounting change.

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board's (FASB's) Emerging Issues Task Force reached a consensus on Issue 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001." Issue 01-10 presents guidance relative to accounting for and financial reporting of the events of September 11, 2001 (the Events), including both how and when to measure, record and report losses and any resulting liabilities which are directly attributable to the Events. Based on a comprehensive review of the Company's operations, the Company believes that the Events had no material financial impact on the Company's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under a single method, the purchase method. Use of the pooling-of-interests method

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

is no longer permitted. SFAS No. 141 also clarifies the criteria to recognize intangible assets separately from goodwill, and prohibits the amortization of goodwill relating to acquisitions completed after July 1, 2001. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. As discussed above, on October 1, 2001, the Company acquired RSAF. This transaction resulted in the recognition of goodwill of $77.6 million on October 1, 2001. In accordance with SFAS No. 141, the Company does not amortize this portion of its goodwill. If the Company had not adopted SFAS No. 141, the Company would have incurred additional amortization expense relating to the RSAF goodwill of approximately $1.0 million for the year ended December 31, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets deemed to have indefinite lives no longer be amortized to earnings, but instead be reviewed at least annually for impairment. Intangible assets with definite lives will continue to be amortized over their useful lives. SFAS No. 142 will be effective January 1, 2002. The Company estimates that adoption of SFAS No. 142 on January 1, 2002, and the cessation of amortization of previously amortizable goodwill, will result in an increase in net income of $12.8 million (net of tax of $3.4 million) for the year ending December 31, 2002. During early 2002, the Company will perform initial impairment tests of goodwill as of January 1, 2002 based on the guidance in SFAS No. 142. The Company plans on evaluating the goodwill of each reporting unit for impairment using valuations of reporting units based on earnings and book value multiples and by reference to similar multiples of publicly traded peers. Any goodwill impairments resulting from these initial impairment tests would be recorded as the cumulative effect of a change in accounting principle. The Company has conducted preliminary impairment tests which resulted in no impairment of goodwill. The Company does not expect the impact of the impairment tests required under SFAS No. 142 to have a material impact on its results of operations, earnings or financial position.

In January 2001, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets". Issue 99-20 requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and specifies evaluation methods with which to evaluate these securities for an other-than-temporary decline in value. The adoption of EITF 99-20 did not have a material financial impact on the Company's results of operations or financial position.

In December 2000, the AICPA issued Statement of Position (SOP) 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and Certain Long-Duration Participating Contracts." The SOP, which was adopted with respect to accounting for demutualization expenses by the Company on December 31, 2000, requires that demutualization related expenses be classified as a single line item within income from continuing operations and should not be classified as an extraordinary item. The adoption of SOP 00-3 resulted in the reclassification of demutualization expenses previously recorded as an extraordinary item in 1999 of $93.6 million (net of tax of $2.6 million). On October 1, 2001, the Company adopted the remaining provisions of SOP 00-3 which required the reclassification of $9,710.0 million and $12,035.9 million of closed block assets and liabilities, respectively at December 31, 2000, and $1,467.7 million and $1,343.6 million of closed block revenues, and benefits and expenses, respectively, for the period from February 1, 2000 (date of demutualization) to December 31, 2000, all of which were reclassified to other existing asset, liability, revenue, and benefit and expense accounts. The required implementation of SOP 00-3 also resulted in a reduction of net income of $20.2 million (net of tax of $6.6 million), or $0.06 diluted earnings per common share, for the period from February 1, 2000 to December 31, 2000 and $3.4 million (net of tax of $1.8 million), or $0.01 diluted earnings per common share, for the nine months ended September 30, 2001. Finally, adoption also resulted in the recognition of a policyholder dividend obligation of $77.0 million at December 31, 2000, which represents cumulative actual closed block earnings in excess of expected periodic amounts calculated at the date of the demutualization. See Note 5 for a summary description of the closed block assets, liabilities, revenues and expenses.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 provides new accounting and reporting standards which are based on consistent application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, the Company recognizes the financial and servicing assets it

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 1 -- Summary of Significant Accounting Policies (continued)

controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The adoption of SFAS No. 140 did not have a material impact on the Company's results of operations or financial position.

Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," provides guidance on how to account for the issuance of stock and stock options to employees. The Company adopted APB No. 25 upon its demutualization and IPO effective February 1, 2000. Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost is recognized over the requisite vesting periods based on market value on the date of grant. APB No. 25 was amended by SFAS No. 123, "Accounting for Stock-Based Compensation," to require pro forma disclosures of net income and earnings per share as if a "fair value" based method was used. On March 31, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25." The Interpretation clarifies guidance for certain issues that arose in the application of APB No. 25. The Company was required to adopt the Interpretation on July 1, 2000. Interpretation No. 44 did not have a material impact on the Company's results of operations or financial position.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements." SAB 101 clarifies the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. In March 2000, the SEC issued an amendment, SAB 101A, which deferred the effective date of SAB 101. In June 2000, the SEC issued a second amendment, SAB 101B, which deferred the effective date of SAB 101 to no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company adopted SAB 101 in the fourth quarter of fiscal 2000. The adoption of SAB 101 did not have a material impact on the Company's results of operations or financial position.

Codification

In March 1998, the National Association of Insurance Commissioners (NAIC) adopted codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribed statutory accounting practices and resulted in changes to the accounting practices that the Company and its domestic life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of the Company and its domestic life insurance subsidiaries have adopted Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results effective January 1, 2001. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification is reported as an adjustment to surplus in the statutory-basis financial statements as of January 1, 2001. Implementation of Codification did not have a material impact on the Company's domestic life insurance subsidiaries' statutory-basis capital and surplus, and these companies remain in compliance with all regulatory and contractual obligations.

Related Party Transactions

Certain directors of the Company are members or directors of other entities that periodically perform services for or have other transactions with Company. Such transactions are either subject to bidding procedures or are otherwise entered into on terms comparable to those that would be available to unrelated third parties and are not material to the Company's results of operations or financial condition.

The Company provides certain administrative and asset management services to its pension plans and employee welfare trust (the plan(s)). Fees paid to the Company for these services were $8.4 million, $6.4 million and $6.5 million during the years ended December 31, 2001, 2000 and 1999, respectively. The increase in fees in 2001 is due to a change in legal structure of certain plan asset accounts from general account in nature, to separate account. The change in structure transferred responsibility for management fees on these assets from the Company to the plans.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments

The following information summarizes the components of net investment income and net realized investment and other gains (losses):

                                                                                   Years Ended December 31
                                                                             2001            2000           1999
                                                                         --------------------------------------------
                                                                                        (in millions)
Net investment income
    Fixed maturities.............................................          $2,890.8       $2,624.6        $2,500.7
    Equity securities............................................              49.1           52.5            62.6
    Mortgage loans on real estate................................             869.8          886.7           831.7
    Real estate..................................................              76.4           97.1           158.4
    Policy loans.................................................             123.9          118.6           109.8
    Short-term investments.......................................              72.6          166.5            92.6
    Other........................................................             110.7          186.3           115.4
                                                                        --------------------------------------------
    Gross investment income......................................           4,193.3        4,132.3         3,871.2

      Less investment expenses...................................             248.4          267.5           347.1
                                                                        --------------------------------------------

      Net investment income......................................          $3,944.9       $3,864.8        $3,524.1
                                                                        ============================================

Net realized investment and other gains
    (losses), net of related amortization of
    deferred policy acquisition costs, amounts
    credited to the policyholder dividend
    obligation and amounts credited to
    participating pension contractholders
    Fixed maturities.............................................          $ (352.1)      $ (138.4)       $  (34.6)
    Equity securities............................................             200.6          204.7           113.5
    Mortgage loans on real estate and real estate to
      be disposed of.............................................             (59.7)         (10.4)          143.5
    Derivatives and other invested assets........................             (39.0)          44.5            38.5
    Amortization adjustment for deferred policy acquisition
      costs......................................................              26.4            9.3           (50.5)
    Amounts credited to participating pension contractholders....             (42.3)          (6.9)          (35.3)
    Amounts credited to the policyholder dividend obligation.....              17.0          (14.1)             --
                                                                         --------------------------------------------

Net realized investment and other gains
    (losses), net of related amortization of
    deferred policy acquisition costs, amounts
    credited to the policyholder dividend
    obligation and amounts credited to
    participating  pension contractholders                                 $ (249.1)      $   88.7        $  175.1
                                                                         ============================================

Gross gains of $358.8 million in 2001, $308.7 million in 2000, and $192.3 million in 1999, and gross losses of $129.4 million in 2001, $124.3 million in 2000, $176.9 million in 1999, were realized on the sale of available-for-sale securities.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments (continued)

The Company's investments in held-to-maturity securities and available-for-sale securities are summarized below:

                                                                         Gross          Gross
                                                        Amortized      Unrealized     Unrealized       Fair
                                                           Cost          Gains          Losses        Value
                                                    ------------------------------------------------------------
                                                                      (in millions)
December 31, 2001
Held-to-Maturity:

Corporate securities .......................             $ 1,080.4      $   28.3       $   15.8     $ 1,092.9

Mortgage-backed securities .................                 844.9          14.5           43.0         816.4

Obligations of states and
   political subdivisions ..................                   4.7           0.1             --           4.8
                                                    ------------------------------------------------------------

     Fixed maturities held-to-maturity
         total .............................             $ 1,930.0      $   42.9       $   58.8     $ 1,914.1
                                                    ============================================================

Available-for-Sale:

Corporate securities .......................             $31,234.1      $1,300.3       $1,002.8     $31,531.6

Mortgage-backed securities .................               5,450.4         130.5           98.9       5,482.0

Obligations of states and
   political subdivisions ..................                 111.7           5.4            0.2         116.9

Debt securities issued by foreign
   governments .............................               1,643.2          98.6           11.9       1,729.9

U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies ...............                 302.6           3.8            6.5         299.9
                                                    ------------------------------------------------------------

     Fixed maturities available-for-sale
         total .............................              38,742.0       1,538.6        1,120.3      39,160.3

     Equity securities .....................                 752.3         187.4           52.9         886.8
                                                    ------------------------------------------------------------

     Total fixed maturities and equity
         securities available-for-sale .....             $39,494.3      $1,726.0       $1,173.2     $40,047.1
                                                    ============================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments (continued)

                                                                  Gross          Gross
                                                 Amortized      Unrealized     Unrealized        Fair
                                                    Cost          Gains          Losses          Value
                                               ------------------------------------------------------------
                                                                      (in millions)
December 31, 2000
Held-to-Maturity:

Corporate securities.....................        $12,848.1        $  553.8        $699.1       $12,702.8

Mortgage-backed securities...............          1,202.5            11.5          53.0         1,161.0

Obligations of states and
   political subdivisions................            102.3             3.1           0.9           104.5

Debt securities issued by foreign
   governments...........................              5.6             4.7            --            10.3
                                               ------------------------------------------------------------

     Fixed maturities held-to-maturity
         total...........................        $14,158.5        $  573.1        $753.0       $13,978.6
                                               =============================================================

Available-for-Sale:

Corporate securities.....................        $12,314.3        $  529.0        $497.9       $12,345.4

Mortgage-backed securities...............          4,218.1            96.9          33.7         4,281.3

Obligations of states and
   political subdivisions................             36.1             2.1            --            38.2

Debt securities issued by foreign
   governments...........................          1,439.3           119.0          14.1         1,544.2

U.S. Treasury securities and
   obligations of U.S. government
   corporations and agencies.............            200.6             5.5           0.3           205.8
                                               ------------------------------------------------------------

     Fixed maturities available-for-sale
         total...........................         18,208.4           752.5         546.0        18,414.9

     Equity securities...................            875.9           362.3          97.5         1,140.7
                                               ------------------------------------------------------------

     Total fixed maturities and equity
         securities available-for-sale ..        $19,084.3        $1,114.8        $643.5       $19,555.6
                                               =============================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 - Investments (continued)

The amortized cost and fair value of fixed maturities at December 31, 2001, by contractual maturity, are shown below:

                                                     Amortized        Fair
                                                        Cost          Value
                                                   ----------------------------
                                                        (in millions)
Held-to-Maturity:
Due in one year or less.........................     $    63.9     $    68.5
Due after one year through five years...........          16.4          23.2
Due after five years through ten years..........          72.2          69.8
Due after ten years.............................         932.6         936.2
                                                   ----------------------------
                                                       1,085.1       1,097.7

Mortgage-backed securities......................         844.9         816.4
                                                   ----------------------------

Total...........................................     $ 1,930.0     $ 1,914.1
                                                   ============================

Available-for-Sale:
Due in one year or less.........................     $ 1,965.6     $ 2,014.8
Due after one year through five years...........      10,347.5      10,565.8
Due after five years through ten years..........      11,381.5      11,422.3
Due after ten years.............................       9,597.0       9,675.4
                                                   ----------------------------
                                                      33,291.6      33,678.3

Mortgage-backed securities......................       5,450.4       5,482.0
                                                   ----------------------------

Total...........................................     $38,742.0     $39,160.3
                                                   ============================

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

The sale of fixed maturities held-to-maturity relate to certain securities with amortized cost of $24.3 million for the year ended December 31, 1999, which were sold due to a significant decline in the issuers' credit quality or as part of the sale of the property and casualty operations in 1999. The related net realized investment and other gains on the sales were $0.9 million in 1999.

The change in net unrealized gains (losses) on trading securities that has been included in earnings during 2001, 2000 and 1999 amounted to ($23.4) million, $7.9 million, and $15.4 million, respectively.

The Company participates in a security lending program for the purpose of enhancing income on securities held. At December 31, 2001 and 2000, $775.4 million and $88.6 million, respectively, of the Company's securities, at market value, were on loan to various brokers/dealers, and were fully collateralized by cash and highly liquid securities. The market value of the loaned securities is monitored on a daily basis, and the collateral is maintained at a level of at least 102.0% of the loaned securities' market value.

For 2001, 2000 and 1999, investment results passed through to participating pension contractholders as interest credited to policyholders' account balances amounted to $170.5 million, $171.7 million, and $170.8 million, respectively.

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments (continued)

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

                                                        Balance at                                 Balance at
                                                         Beginning                                   End of
                                                          of Year      Additions    Deductions        Year
                                                      --------------------------------------------------------
                                                                           (in millions)

Year ended December 31, 2001
   Mortgage loans on real estate............               $ 83.6          $37.8       $  7.7         $113.7
   Real estate to be disposed of............                 43.5           46.0          5.9           83.6
                                                      --------------------------------------------------------
Total.......................................               $127.1          $83.8       $ 13.6         $197.3
                                                      ========================================================

Year ended December 31, 2000
   Mortgage loans on real estate............               $110.4          $ 5.4       $ 32.2         $ 83.6
   Real estate to be disposed of............                 58.1           17.1         31.7           43.5
                                                      --------------------------------------------------------
Total.......................................               $168.5          $22.5       $ 63.9         $127.1
                                                      ========================================================

Year ended December 31, 1999
   Mortgage loans on real estate............               $111.0          $39.8       $ 40.4         $110.4
   Real estate to be disposed of............                112.0           22.5         76.4           58.1
                                                      --------------------------------------------------------
Total.......................................               $223.0          $62.3       $116.8         $168.5
                                                      ========================================================

At December 31, 2001 and 2000, the total recorded investment in mortgage loans that are considered to be impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," along with the related provision for losses were as follows:

                                                                                          December 31
                                                                                     2001           2000
                                                                                 ------------------------------
                                                                                         (in millions)
Impaired mortgage loans on real estate with provision for losses...........          $105.4       $ 57.6
Provision for losses.......................................................           (43.5)       (16.8)
                                                                                 ------------------------------
Net impaired mortgage loans on real estate.................................         $  61.9       $ 40.8
                                                                                 ==============================

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                                             Year Ended December 31
                                                                       2001          2000           1999
                                                                   ---------------------------------------
                                                                                 (in millions)
Average recorded investment in impaired loans.................          $81.5       $102.4         $137.9
Interest income recognized on impaired loans..................            8.4          2.9            4.9

The payment terms of mortgage loans on real estate may be restructured or modified from time to time. Generally, the terms of the restructured mortgage loans call for the Company to receive some form or combination of an equity participation in the underlying collateral, excess cash flows or an effective yield at the maturity of the loans sufficient to meet the original terms of the loans.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments (continued)

Restructured commercial mortgage loans aggregated $56.0 million and $68.3 million as of December 31, 2001 and 2000, respectively. The expected gross interest income that would have been recorded had the loans been current in accordance with the original loan agreements and the actual interest income recorded were as follows:

                                                           Years Ended December 31
                                                      2001           2000          1999
                                                 --------------------------------------------
                                                                 (in millions)
Expected....................................           $5.0           $5.8          $12.0
Actual......................................            3.8            5.2            7.9

At December 31, 2001, the mortgage portfolio was diversified by geographic region and specific collateral property type as displayed below:

                                          Carrying      Geographic                              Carrying
Property Type                              Amount       Concentration                            Amount
-------------------------------------------------------------------------------------------------------------
                                       (in millions)                                         (in millions)
Apartments.....................          $ 2,320.1      East North Central.............         $ 1,072.5
Hotels.........................              467.2      East South Central.............             490.6
Industrial.....................              967.8      Middle Atlantic................           1,490.4
Office buildings...............            2,768.5      Mountain.......................             417.4
Retail.........................            1,631.5      New England....................             891.1
Multi-Family...................               60.8      Pacific........................           1,823.6
Mixed Use......................              108.0      South Atlantic.................           2,097.5
Agricultural...................            2,529.5      West North Central.............             385.1
Other..........................              253.5      West South Central.............             907.0
                                                        Canada/Other...................           1,531.7

Allowance for losses...........             (113.7)     Allowance for losses...........            (113.7)
                                      -----------------                                     -----------------

Total..........................          $10,993.2      Total..........................         $10,993.2
                                      =================                                     =================

Mortgage loans with outstanding principal balances of $25.2 million, bonds with amortized cost of $393.1 million and real estate with a carrying value of $1.0 million were non-income producing for the year ended December 31, 2001.

The Company sold $592.1 million, $359.2 million and $172.0 million of commercial mortgage loans in securitization transactions in 2001, 2000, and 1999, respectively, for which it received net proceeds of $546.1 million, $362.2 million and $175.5 million, in 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company recognized pre-tax gains of $3.2 million, $3.2 million and $3.5 million, respectively, related to these transactions.

As a result of these securitizations, the Company retained mortgage servicing responsibilities which were recorded as servicing assets. These servicing assets were valued at $6.4 million, and $6.7 million at December 31, 2001 and 2000, respectively.

Depreciation expense on investment real estate was $6.0 million, $9.5 million, and $8.1 million in 2001, 2000, and 1999, respectively. Accumulated depreciation was $70.5 million and $66.2 million at December 31, 2001 and 2000, respectively.

Investments in other assets, which include unconsolidated joint ventures, partnerships, and limited liability corporations, accounted for by using the equity method of accounting totaled $1,062.1 million and $826.5 million at December 31, 2001 and 2000, respectively. Total combined assets of such investments were $12,541.6 million and $5,040.1 million (consisting primarily of investments), and total combined liabilities were $1,108.6 million and $823.3 million (including $580.0 million and $354.0 million of notes payable) at December 31, 2001 and 2000, respectively. Total combined revenues and expenses of these investments in 2001 were $942.5 million and $645.2

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 2 -- Investments (continued)

million, respectively, resulting in $297.3 million of total combined income from operations. Total combined revenues and expenses were $508.0 million and $172.7 million, respectively, resulting in $335.3 million of total combined income from operations in 2000. Net investment income on investments accounted for on the equity method totaled $56.4 million and $143.8 million and $65.1 million in 2001, 2000, and 1999 respectively.

Note 3 - Derivatives and Hedging Instruments

The fair value of derivative instruments classified as assets at December 31, 2001 was $334.3 million, and appears on the consolidated balance sheet in other assets. The fair value of derivative instruments classified as liabilities at December 31, 2001 was $586.7 million, and appears on the consolidated balance sheet in other liabilities.

Fair Value Hedges

The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate swap agreements are contracts with a counterparty to exchange interest rate payments of a differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

The Company also manages interest rate exposure by using interest rate swap agreements to modify certain liabilities, such as fixed rate debt and Constant Maturity Treasuries (CMT) indexed liabilities, by converting them to a LIBOR-based floating rate.

The Company enters into interest rate cap agreements, cancelable interest rate swap agreements, and written swaptions to manage the interest rate exposure of options that are embedded in certain assets and liabilities. A written swaption obligates the Company to enter into an interest rate agreement on the expiration date, contingent on future interest rates. Interest rate cap and floor agreements are contracts with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap or floor interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal). Amounts earned on interest rate cap and floor agreements and swaptions are recorded as an adjustment to net investment income.

The Company uses equity collar agreements to reduce its equity market exposure with respect to certain common stock investments that the Company holds. A collar consists of a written call option that limits the Company's potential for gain from appreciation in the stock price as well as a purchased put option that limits the Company's potential for loss from a decline in the stock price.

Currency rate swap agreements are used to manage the Company's exposure to foreign exchange rate fluctuations. Currency rate swap agreements are contracts to exchange the currencies of two different countries at the same rate of exchange at specified future dates. The net differential to be paid or received on currency rate swap agreements is accrued and recognized as a component of net investment income.

For the year ended December 31, 2001, the Company recognized a net loss of $16.5 million related to the ineffective portion of its fair value hedges, and a net gain of $1.9 million, related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. Both of these amounts are recorded in net realized investment and other gains and losses. For year ended December 31, 2001, all of the Company's hedged firm commitments qualified as fair value hedges.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 3 -- Derivatives and Hedging Instruments (continued)

Cash Flow Hedges

The Company uses forward starting interest rate swap agreements to hedge the variable cash flows associated with future fixed income asset acquisitions, which will support the Company's long-term care and life insurance businesses. These agreements will reduce the impact of future interest rate changes on the cost of acquiring adequate assets to support the investment income assumptions used in pricing these products. During the periods in the future when the acquired assets are held by the Company, the accumulated gain or loss will be amortized into investment income as a yield adjustment on the assets.

The Company used interest rate futures contracts to hedge the variable cash flows associated with variable benefit payments that it will make on certain annuity contracts. Amounts are reclassified from other comprehensive income when benefit payments are made.

The Company used interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses. Amounts are reclassified from other comprehensive income if interest rates fall below certain levels.

For the year ended December 31, 2001, the Company recognized a loss of $0.2 million related to the ineffective portion of its cash flow hedges, and a net gain of $0.4 million related to the portion of the hedging instruments that was excluded from the assessment of hedge effectiveness. Both of these amounts are recorded in net realized investment and other gains and losses. For the year ended December 31, 2001, all of the Company's hedged forecast transactions qualified as cash flow hedges.

For the year ended December 31, 2001, a net loss of $0.2 million was reclassified from other accumulated comprehensive income to earnings. It is anticipated that approximately $0.6 million will be reclassified from other accumulated comprehensive income to earnings within the next twelve months. The maximum length for which variable cash flows are hedged is 24 years.

For the year ended December 31, 2001, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transactions would not occur by the end of the originally specified time period documented at inception of the hedging relationship.

The transition adjustment for the adoption of SFAS No. 133, as amended, resulted in an increase in other comprehensive income of $23.0 million (net of tax of $12.3 million) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. For the year ended December 31, 2001, $3.8 million of loss (net of tax of $2.1 million) representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges was added to accumulated other comprehensive income, resulting in a balance of $19.1 million (net of tax of $10.3 million).

Derivatives Not Designated as Hedging Instruments

The Company enters into interest rate swap agreements, cancelable interest rate swap agreements, interest rate futures contracts, and interest rate cap and floor agreements to manage exposure to interest rates as described above under Fair Value Hedges without designating the derivatives as hedging instruments.

The Company enters into equity indexed futures contracts and equity indexed option contracts and equity swaps to generate investment return related to equity indexed universal life insurance policies. For the years ended December 31, 2001 and 2000, $10.0 million and $14.5 million, respectively, of losses on these derivatives are included in benefits to policyholders and are offset by crediting similar amounts to policyholders' accounts.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 4 -- Income Taxes

The Company files a life/non-life insurance company consolidated federal income tax return. The life insurance company sub-group includes three domestic life insurance companies (the Life Company, John Hancock Variable Life Insurance Company) and a Bermuda life insurance company (John Hancock Reassurance Company, Ltd.) that is treated as a U.S. company for federal income tax purposes. The non-life insurance company subgroup consists of John Hancock Financial Services, Inc., John Hancock Subsidiaries, LLC and John Hancock International Holdings, Inc.

In addition to taxes on operations, mutual life insurance companies are charged an equity base tax. As the Mutual Company was a mutual life insurance company for the entire year 1999, it was subject to the re-computation of its 1999 equity base tax liability in its 2000 tax return. The equity base tax is determined by application of an industry-based earnings rate to the Mutual Company's average equity base, as defined by the Internal Revenue Code. The industry earnings rate is determined by the Internal Revenue Service (IRS) and is not finalized until the subsequent year. The Mutual Company estimated its taxes for the current year based on estimated industry earnings rates and revised these estimates up or down when the earnings rates were finalized and published by the IRS in the subsequent year.

Income before income taxes and cumulative effect of accounting changes includes the following:

                                                                                Years Ended December 31
                                                                           2001         2000           1999
                                                                       ------------------------------------------
                                                                                     (in millions)

Domestic.......................................................             $760.2      $1,088.7       $214.0
Foreign........................................................               65.9          69.6         48.2
                                                                       ------------------------------------------

Income before income taxes and cumulative effect
   of accounting changes.......................................             $826.1      $1,158.3       $262.2
                                                                       ==========================================

The components of income taxes were as follows:

                                                                             Years Ended December 31
                                                                       2001            2000           1999
                                                                 ------------------------------------------------
                                                                                  (in millions)

Current taxes:
   Federal..................................................          $(38.6)         $ 12.2          $(60.6)
   Foreign..................................................             8.6             7.5             2.6
   State....................................................             4.6            12.0             5.8
                                                                 ------------------------------------------------
                                                                       (25.4)           31.7           (52.2)

Deferred taxes:
   Federal..................................................           235.9           285.8           137.2
   Foreign..................................................            10.8            23.1            15.4
   State....................................................            (6.7)           (1.0)           (1.1)
                                                                 ------------------------------------------------
                                                                       240.0           307.9           151.5
                                                                 ------------------------------------------------

Total income taxes..........................................          $214.6          $339.6          $ 99.3
                                                                 ================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 4 -- Income Taxes (continued)

A reconciliation of income taxes computed by applying the federal income tax rate to income before income taxes and the consolidated income tax expense charged to operations follows:

                                                    Years Ended December 31
                                                   2001      2000       1999
                                               ---------------------------------
                                                  (in millions)

Tax at 35%...................................    $ 289.1    $405.4    $ 91.8
Add (deduct):
   Equity base tax...........................      (13.4)    (46.0)     22.2
   Prior year taxes..........................       11.4      (0.3)      2.1
   Tax credits...............................      (28.1)    (20.6)    (12.9)
   Foreign taxes.............................        1.3       0.4       1.0
   Tax exempt investment income..............      (32.4)    (16.4)    (19.4)
   Non-taxable gain on sale of subsidiary....        --        --      (15.4)
   Disallowed demutualization expenses.......        --        --       31.1
   Other.....................................      (13.3)     17.1      (1.2)
                                               ---------------------------------

       Total income taxes....................     $214.6    $339.6    $ 99.3
                                               =================================

The significant components of the Company's deferred tax assets and liabilities were as follows:

                                                            December 31
                                                         2001          2000
                                                     ---------------------------
                                                           (in millions)
Deferred tax assets:
     Policy reserve adjustments....................     $  579.6      $  623.5
     Other postretirement benefits.................        136.6         149.4
     Book over tax basis of investments............        267.3         168.7
     Dividends payable to policyholders............        125.7         117.6
     Unearned premium..............................        182.1          93.3
     Interest......................................         34.5          38.3
     Other.........................................         54.5         106.8
                                                     ---------------------------
       Total deferred tax assets...................      1,380.3       1,297.6
                                                     ---------------------------

Deferred tax liabilities:
     Deferred policy acquisition costs.............        919.4         777.6
     Depreciation..................................        218.7         212.2
     Basis in partnerships.........................        130.7         109.8
     Market discount on bonds......................         72.9          64.2
     Pension plan expense..........................        137.0         114.6
     Capitalized charges related to mutual funds...         31.5          56.9
     Lease income .................................        523.2         339.4
     Unrealized gains..............................        170.0         112.3
                                                     ---------------------------
       Total deferred tax liabilities..............      2,203.4       1,787.0
                                                     ---------------------------

       Net deferred tax liabilities................     $  823.1      $  489.4
                                                     ===========================

The Company made income tax payments of $1.7 million, and received an income tax refund of $25.7 million and made income tax payments of $86.7 million in 2001, 2000 and 1999, respectively.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block

As of February 1, 2000, the Company established a closed block for the benefit of certain classes of individual or joint traditional participating whole life insurance policies for which the Company had a dividend scale payable in 1999 and individual term life insurance policies that were in force on February 1, 2000. Assets were allocated to the closed block in an amount that, together with anticipated revenues from policies included in the closed block, was reasonably expected to be sufficient to support such business, including provision for payment of benefits, direct asset acquisition and disposition costs, and taxes, and for continuation of dividend scales payable in 1999, assuming experience underlying such dividend scales continues. Assets allocated to the closed block inure solely to the benefit of the holders of the policies included in the closed block and will not revert to the benefit of the shareholders of the Company. No reallocation, transfer, borrowing, or lending of assets can be made between the closed block and other portions of the Company's general account, any of its separate accounts, or any affiliate of the Company without approval of the Massachusetts Division of Insurance.

If, over time, the aggregate performance of the closed block assets and policies is better than was assumed in funding the closed block, dividends to policyholders will be increased. If, over time, the aggregate performance of the closed block assets and policies is less favorable than was assumed in the funding, dividends to policyholders could be reduced.

The assets and liabilities allocated to the closed block are recorded in the Company's financial statements on the same basis as other similar assets and liabilities. The carrying amount of closed block liabilities in excess of the carrying amount of closed block assets at the date of demutualization (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income) represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income over the period the policies in the closed block remain in force. The Company has developed an actuarial calculation of the timing of such maximum future shareholder earnings, and this is the basis of the policyholder dividend obligation.

If actual cumulative earnings are greater than expected cumulative earnings, only expected earnings will be recognized in income. Actual cumulative earnings in excess of expected cumulative earnings represents undistributed accumulated earnings attributable to policyholders, which are recorded as a policyholder dividend obligation because the excess will be paid to closed block policyholders as an additional policyholder dividend unless otherwise offset by future performance of the closed block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income.

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholders' benefits, policyholder dividends, premium taxes, guaranty fund assessments, and income taxes. The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions and net investment income and realized investment gains and losses of investment assets outside the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of deferred acquisition costs. The amounts shown in the following tables for assets, liabilities, revenues and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block - (Continued)

The following tables set forth certain summarized financial information relating to the closed block as of the dates indicated:

                                                                       December 31,  December 31,
                                                                           2001          2000
                                                                       ------------  ------------
                                                                            (in millions)
Liabilities
Future policy benefits...............................................  $ 10,198.7     $  9,910.5
Policyholder dividend obligation.....................................       251.2           77.0
Policyholders' funds.................................................     1,460.9        1,459.5
Policyholder dividends payable.......................................       433.4          409.8
Other closed block liabilities.......................................        53.7           84.6
                                                                       ------------  ------------
    Total closed block liabilities...................................    12,397.9       11,941.4
                                                                       ------------  ------------

Assets
Investments
Fixed maturities:
   Held-to-maturity--at amortized cost
      (fair value: 2001--$100.7; 2000--$2,327.4).....................       103.3        2,269.9
   Available-for-sale--at fair value
      (cost: 2001--$5,204.0; 2000--$2,378.7).........................     5,320.7        2,353.0
Equity securities:
   Available-for-sale--at fair value
      (cost: 2001--$8.8; 2000--$5.3) ................................        13.4            6.3
Mortgage loans on real estate........................................     1,837.0        1,944.0
Policy loans.........................................................     1,551.9        1,540.6
Short-term investments...............................................          --           62.1
Other invested assets................................................        83.1           40.7
                                                                       ------------  ------------
   Total investments.................................................     8,909.4        8,216.6

Cash and cash equivalents............................................       192.1          305.6
Accrued investment income............................................       158.9          149.3
Other closed block assets ...........................................       297.5          317.1
                                                                       ------------  ------------
   Total closed block assets.........................................     9,557.9        8,988.6
                                                                       ------------  ------------

Excess of reported closed block liabilities over assets
   designated to the closed block....................................     2,840.0        2,952.8
                                                                       ------------  ------------

Portion of above representing other comprehensive income:
   Unrealized appreciation (depreciation), net of tax of $43.3 million and $(8.8) million at 2001 and 2000,
        respectively    .............................................        80.1          (16.1)
   Allocated to the policyholder dividend obligation, net of tax
        $50.8  million and $4.7 million at 2001 and 2000,
        respectively.................................................       (94.4)          (8.8)
                                                                       ------------  ------------
      Total..........................................................       (14.3)         (24.9)
                                                                       ------------  ------------

Maximum future earnings to be recognized from closed block
  assets and liabilities.............................................  $  2,825.7     $  2,927.9
                                                                       ============  ============

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block - (Continued)

                                                                       December 31,  December 31,
                                                                           2001          2000
                                                                       ------------  ------------
                                                                             (in millions)
Change in the policyholder dividend obligation:
   Balance at beginning of period....................................     $ 77.0          --
      Impact on net income before income taxes.......................       42.5       $63.5
     Unrealized investment gains (losses)............................       67.1        13.5
     Cumulative effect of change in accounting principle (1)                64.6          --
                                                                       ------------  ------------

    Balance at end of period.........................................     $251.2       $77.0
                                                                       ============  ============

(1) The cumulative effect of change in accounting principle represents the impact of transferring fixed maturities from held-to-maturity to available-for-sale as part of the adoption of SFAS No. 133 effective January 1, 2001. See Note 1.

                                                                                                       For the period
                                                                                        Year             February 1
                                                                                       Ended          through December
                                                                                    December 31,             31,
                                                                                        2001                2000
                                                                                 -----------------    ------------------

Revenues
    Premiums...........................................................                $  940.0             $  865.0
    Net investment income..............................................                   667.5                591.6
    Net realized investment and other gains (losses), net of amounts credited to the policyholder dividend obligation of $(17.0)
       million and $14.1 million, respectively.........................                    (3.6)               (2.9)
    Other closed block revenues .......................................                     0.6                (0.6)
                                                                                 -----------------      -------------
       Total closed block revenues ....................................                 1,604.5              1,453.1

Benefits and Expenses
    Benefits to policyholders   .......................................                   924.4                870.0
    Change in the policyholder dividend
       obligation   ...................................................                    54.9                 46.6
    Other closed block operating
       costs and expenses..............................................                    (6.3)               (10.0)
    Dividends to policyholders  .......................................                   474.9                407.1
                                                                                 -----------------      -------------
       Total benefits and expenses  ...................................                 1,447.9              1,313.7
                                                                                 -----------------      -------------

    Closed block revenues, net of closed block benefits and
       expenses, before income taxes and cumulative
       effect of accounting change ....................................                   156.6                139.4
    Income taxes, net of amounts credited to the policyholder
       dividend obligation of $4.6 million and $2.8 million,
       respectively....................................................                    53.0                 52.3
                                                                                 -----------------      -------------
       Closed block revenues, net of closed block benefits and expenses and income taxes, before cumulative effect
         of accounting change .........................................                   103.6                 87.1
                                                                                 -----------------      -------------
       Cumulative effect of accounting change, net of tax  ............                    (1.4)                  --
                                                                                 -----------------      -------------
       Closed block revenues, net of closed block benefits and expenses, income taxes and the cumulative effect of accounting
         change .......................................................                $  102.2             $   87.1
                                                                                 =================      =============

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 5 -- Closed Block - (Continued)

Maximum future earnings from closed block assets and liabilities:

                                                 Year          For the period
                                                 Ended       February 1 through
                                              December 31       December 31,
                                                 2001               2000
                                              -------------  ------------------
Beginning of period  .....................       $2,927.9          $3,015.0
End of period  ...........................        2,825.7           2,927.9
                                              -------------  ------------------
   Change during period  .................       $  102.2          $   87.1
                                              =============  ==================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 6 -- Debt and Line of Credit

Short-term and long-term debt consists of the following:

                                                                               December 31
                                                                            2001         2000
                                                                        -------------------------
                                                                              (in millions)

Short-term debt:
     Commercial paper.............................................               --     $222.3
     Current maturities of long-term debt.........................         $   81.0       23.0
                                                                        -------------------------

Total short-term debt.............................................             81.0      245.3
                                                                        -------------------------

Long-term debt:
     Surplus notes, 7.38% maturing in 2024........................            447.3      447.2
     Bond payable, 5.625%, maturing in 2008.......................            498.6         --
     Notes payable, interest ranging from 5.43% to 14.0%,
         due in varying amounts to 2011...........................            494.2      109.8
                                                                        -------------------------

Total long-term debt..............................................          1,440.1      557.0

Less current maturities...........................................            (81.0)     (23.0)
                                                                        -------------------------

Long-term debt....................................................          1,359.1      534.0
                                                                        -------------------------

     Total debt...................................................         $1,440.1     $779.3
                                                                        =========================

The Company issues commercial paper primarily to meet working capital needs. The Company had no commercial paper outstanding at December 31, 2001. The weighted-average interest rate for outstanding commercial paper at December 31, 2000 was 6.59%. The weighted-average life for outstanding commercial paper at December 31, 2000 was approximately 11 days. Commercial paper borrowing arrangements are supported by a syndicated line of credit.

The issuance of surplus notes was approved by the Massachusetts Commissioner of Insurance, and any payments of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

At December 31, 2001, the Company had a syndicated line of credit with a group of banks totaling $1.0 billion, $500.0 million pursuant to a 364-day commitment, which expires on July 26, 2002 and $500.0 million pursuant to a multi-year facility, which expires on August 3, 2005. The banks will commit, when requested, to loan funds at prevailing interest rates as determined in accordance with the line of credit agreement. Under the terms of the agreement, the Company is required to maintain certain minimum levels of net worth and comply with certain other covenants, which were met at December 31, 2001. At December 31, 2001, the Company had no outstanding borrowings under the agreement.

Aggregate maturities of long-term debt are as follows: 2002--$81.0 million; 2003--$32.2 million; 2004--$28.4 million; 2005--$25.4 million; 2006--$7.5 million and thereafter--$1,265.6 million.

Interest expense on debt, included in other operating costs and expenses, was $70.3 million, $63.4 million, and $70.1 million in 2001, 2000 and 1999, respectively. Interest paid amounted to $65.3 million in 2001, $63.4 million in 2000, and $70.1 million in 1999.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 7 -- Minority Interest

Minority interest relates to preferred stock issued by Maritime, an indirect majority owned subsidiary of the Company, preferred stock issued by Signature Tomato, a subsidiary of Signature Fruit, a subsidiary of the Company, which acquired certain assets and assumed certain liabilities out of bankruptcy proceedings of Tri-Valley Growers, Inc., a cooperative association, and equity interests in consolidated partnerships. For financial reporting purposes, the assets, the liabilities, and earnings of Maritime, Signature Fruit and the partnerships are consolidated in the Company's financial statements.

In 1986, Maritime issued $25.3 million of Series A Cumulative Redeemable Preferred Stock (Preferred Stock). Dividends on the Preferred Stock are payable quarterly at 18% of the average of two prime rates of two specified Canadian banks. The Preferred Stock is nonvoting and redeemable at Maritime's sole option at a price of 25 Canadian dollars per share.

On November 19, 1999, Maritime issued $68.2 million of Non-Cumulative Redeemable Second Preferred Shares, Series 1 (Series 1 Preferred Shares) at a price of 25 Canadian dollars per share. Dividends on the Series 1 Preferred Shares are payable quarterly, through December 31, 2004, at a rate of 0.38125 Canadian dollars per share. Commencing on January 1, 2005, the Series 1 Preferred Shares dividends will be calculated by applying 25 Canadian dollars to the greater of one quarter of 90% of prime rate and 5.85%. The Series 1 Preferred Shares are nonvoting and redeemable at Maritime's sole option any time after December 31, 2004 at a price of 25.50 Canadian dollars plus all declared and unpaid dividends. In addition, shareholders as of December 31, 2004 have the option to convert their Series 1 Preferred Shares to Non-Cumulative Redeemable Second Preferred Shares, Series 2 (Series 2 Preferred Shares). The Series 2 Preferred Shares will have a dividend rate of not less than 95% of the yield of certain bonds of the Government of Canada. The investors' preferred stock interests have been reported as minority interest in the accompanying consolidated balance sheets.

In conjunction with the transaction discussed above, Signature Tomato, a subsidiary of Signature Fruit, issued $2.1 million of 14.24% cumulative, voting preferred stock in exchange for debt. In addition, Signature Fruit sold 3.0% of its Class A membership shares to outside third parties with put options exercisable in a period from one to three years from acquisition. All amounts arising from these transactions have been included in minority interest in the accompanying consolidated balance sheets.

 The minority interest in the equity of consolidated partnerships reflect the original investment by minority shareholders in various consolidated partnerships, along with their proportional share of the earnings or losses of these partnerships.

Note 8 -- Reinsurance

The effect of reinsurance on premiums written and earned was as follows:

                                              2001                      2000                       1999
                                            Premiums                  Premiums                   Premiums
                                            --------                  --------                   --------
                                     Written      Earned       Written       Earned       Written       Earned
                                   ---------------------------------------------------------------------------------
                                                                   (in millions)
Life, Health and Annuity:
     Direct....................       $4,086.5     $4,090.4     $4,084.3     $4,083.6      $3,437.1     $3,435.2
     Assumed...................          429.9        429.9        466.8        466.8         312.5        312.5
     Ceded.....................         (669.0)      (669.0)    (1,098.3)    (1,098.3)     (1,030.5)    (1,030.5)
                                   ---------------------------------------------------------------------------------

       Net life, health and
       annuity premiums........        3,847.4      3,851.3      3,452.8      3,452.1       2,719.1      2,717.2
                                   ---------------------------------------------------------------------------------

Property and Casualty:
     Direct....................             --           --           --           --            --           --
     Assumed...................             --           --           --           --           0.3          0.3
     Ceded.....................             --           --           --           --            --           --
                                   ---------------------------------------------------------------------------------

       Net property and
       casualty premiums.......             --           --           --           --           0.3          0.3

                                   ---------------------------------------------------------------------------------
       Net premiums............       $3,847.4     $3,851.3     $3,452.8     $3,452.1      $2,719.4     $2,717.5
                                   =================================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 8 -- Reinsurance (continued)

For the years ended December 31, 2001, 2000 and 1999, benefits to policyholders under life, health and annuity ceded reinsurance contracts were $527.0 million, $684.5 million, and $556.3 million, respectively.

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

Through the Company's group health insurance operations, the Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance, a portion of which was originated through a pool managed by Unicover Managers, Inc. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed 95% of these risks on to other companies. This business had originally been reinsured by a number of different companies, and has become the subject of widespread disputes. The disputes concern the placement of the business with reinsurers and recovery of the reinsurance. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business. The risk to the Company is that other companies that reinsured the business from the Company may seek to avoid their reinsurance obligations. However, the Company believes that it has a reasonable legal position in this matter. During the fourth quarter of 1999 and early 2000, the Company received additional information about its exposure to losses under the various reinsurance programs. As a result of this additional information and in connection with global settlement discussions initiated in late 1999 with other parties involved in the reinsurance programs, during the fourth quarter of 1999 the Company recognized a charge for uncollectible reinsurance of $133.7 million, after tax, as its best estimate of its remaining loss exposure. The Company believes that any exposure to loss from this issue, in addition to amounts already provided for as of December 31, 2001, would not be material.

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

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans

The Company provides pension benefits to substantially all employees and general agency personnel. These benefits are provided through both qualified defined benefit and defined contribution pension plans. In addition, through nonqualified plans, the Company provides supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. Pension benefits under the defined benefit plans had been based on years of service and average compensation generally during the three years prior to retirement. In 2001, the defined benefit pension plans were amended to a cash balance basis under which benefits are based on career average compensation. Under grandfathering rules, employees over a certain age and with at least a certain number of years of service will receive pension benefits based on the greater of the benefit from the cash balance basis or the prior final average salary basis. This amendment became effective on January 1, 2002. Benefits related to the Company's defined benefit pension plans paid to employees and retirees covered by annuity contracts issued by the Company amounted to $115.9 million in 2001, $102.2 million in 2000, and $97.6 million in 1999. Plan assets consist principally of listed equity securities, corporate obligations and U.S. government securities.

The Company's funding policy for qualified defined benefit plans is to contribute annually an amount in excess of the minimum annual contribution required under the Employee Retirement Income Security Act (ERISA). This amount is limited by the maximum amount that can be deducted for federal income tax purposes. Because the qualified defined benefit plans are overfunded, no amounts were contributed to these plans in 2001 or 2000. The

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans
(continued)

funding policy for nonqualified defined benefit plans is to contribute the amount of the benefit payments made during the year. The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plans, which are underfunded, for which accumulated benefit obligations are in excess of plan assets were $258.7 million, and $236.2 million, respectively, at December 31, 2001, and $256.3 million and $244.3 million, respectively, at December 31, 2000. Non-qualified plan assets, at fair value, were $4.6 million and $0.8 million at December 31, 2001 and 2000, respectively.

Defined contribution plans include The Investment Incentive Plan and the Savings and Investment Plan. The expense for defined contribution plans was $13.2 million, $10.2 million, and $9.4 million, in 2001, 2000 and 1999, respectively.

In addition to the Company's defined benefit pension plans, the Company has employee welfare plans for medical, dental, and life insurance covering most of its retired employees and general agency personnel.

Substantially all employees may become eligible for these benefits if they reach certain age and service requirements while employed by the Company. The postretirement health care and dental coverages are contributory based on service for post January 1, 1992 non-union retirees. A small portion of pre-January 1, 1992 non-union retirees also contribute. The applicable contributions are based on service.

The Company's policy is to fund postretirement benefits in amounts at or below the annual tax qualified limits. As of December 31, 2001 and 2000, plan assets related to non-union employees were comprised of an irrevocable health insurance contract to provide future health benefits to retirees. Plan assets related to union employees were comprised of approximately 60% equity securities and 40% fixed income investments.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans
(continued)

The changes in benefit obligation and plan assets related to the Company's qualified and nonqualified benefit plans are summarized as follows:

                                                                               Years Ended December 31
                                                                                              Other Postretirement
                                                                      Pension Benefits              Benefits
                                                                  --------------------------------------------------
                                                                      2001         2000         2001        2000
                                                                  --------------------------------------------------
                                                                                    (in millions)
Change in benefit obligation:
     Benefit obligation at beginning of year..............          $1,876.3      $1,967.6      $ 493.3     $ 443.2
     Service cost.........................................              32.7          36.8          8.5         7.8
     Interest cost........................................             134.1         134.1         32.2        31.4
     Amendments...........................................              50.1         (10.3)       (48.3)         --
     Actuarial (gain) loss................................              46.7        (136.8)        (3.9)       36.4
     Translation (gain) loss..............................              (4.4)         (1.5)        (0.4)         --
     Benefits paid........................................            (129.8)       (113.6)       (29.8)      (32.0)
     Acquisition of subsidiary............................               4.0            --          1.0         6.5
     Curtailment..........................................                --            --         (3.9)         --
                                                                  --------------------------------------------------
     Benefit obligation at end of year....................           2,009.7       1,876.3        448.7       493.3
                                                                  --------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning
       of year............................................           2,505.8       2,476.5        261.4       232.9
     Actual return on plan assets.........................            (101.5)        132.6         (6.7)        0.3
     Employer contribution................................              19.7          12.6           --        35.5
     Benefits paid........................................            (129.8)       (113.6)        (9.0)       (7.3)
     Translation (loss) gain..............................              (5.6)         (2.3)          --          --
     Acquisition of subsidiary............................               4.2            --           --          --
                                                                  --------------------------------------------------
     Fair value of plan assets at end of year.............           2,292.8       2,505.8        245.7       261.4
                                                                  --------------------------------------------------
Funded status.............................................             283.1         629.5       (203.0)     (231.9)
Unrecognized actuarial (gain) loss........................              26.0        (400.6)       (95.5)     (139.7)
Unrecognized prior service cost...........................              67.9          24.2        (47.5)       (1.4)
Unrecognized net transition asset.........................              (5.8)         (6.3)          --          --
                                                                  --------------------------------------------------
Prepaid (accrued) benefit cost, net.......................          $  371.2      $  246.8      $(346.0)    $(373.0)
                                                                  ==================================================
Amounts recognized in balance sheet consist of:
     Prepaid benefit cost.................................          $  539.0      $  396.4
     Accrued benefit liability............................            (231.6)       (243.5)
     Intangible asset.....................................               0.5           6.0
     Accumulated other comprehensive income...............              63.3          87.9
                                                                  --------------------------
Prepaid benefit cost, net.................................          $  371.2      $  246.8
                                                                  ==========================

The assumptions used in accounting for the Company's qualified and nonqualified benefit plans were as follows:

                                                                             Years Ended December 31
                                                                                           Other Postretirement
                                                                    Pension Benefits             Benefits
                                                               ----------------------------------------------------
                                                                   2001         2000         2001        2000
                                                               ----------------------------------------------------
Discount rate.............................................         7.25%        7.25%        7.25%       7.25%
Expected return on plan assets............................         9.50%        9.00%        9.50%       9.00%
Rate of compensation increase.............................         4.20%        4.77%        4.20%       4.77%

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 9 -- Pension Benefit Plans and Other Postretirement Benefit Plans
(continued)

For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter.

For the prior valuation, a 5.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.25% in 2001 and remain at that level thereafter.

The net periodic benefit (credit) cost related to the Company's qualified and nonqualified benefit plans includes the following components:

                                                                        Years Ended December 31
                                                                                            Other Postretirement
                                                            Pension Benefits                      Benefits
                                                   -------------------------------------------------------------------
                                                      2001        2000         1999       2001       2000      1999
                                                   -------------------------------------------------------------------
                                                                             (in millions)
Service cost............................             $  32.7     $  36.8      $  35.7     $  8.5     $  7.8     $  7.5
Interest cost...........................               134.1       134.1        121.2       32.2       31.4       28.7
Expected return on plan assets..........              (230.5)     (217.4)      (186.6)     (24.3)     (24.1)     (18.3)
Amortization of transition asset........                (0.5)      (12.7)       (12.1)        --         --         --
Amortization of prior service cost......                 6.5         4.6          3.9       (2.2)      (0.2)      (0.2)
Recognized actuarial gain...............               (18.3)      (10.9)        (8.1)      (6.8)      (8.8)      (8.5)
Other...................................                  --          --         (3.8)      (3.9)        --         --
                                                   -------------------------------------------------------------------
     Net periodic benefit (credit) cost.             $ (76.0)    $ (65.5)     $ (49.8)     $ 3.5     $  6.1     $  9.2
                                                   ===================================================================


Assumed health care cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                              1-Percentage     1-Percentage
                                                                             Point Increase   Point Decrease
                                                                            ------------------------------------
                                                                                       (in millions)
Effect on total of service and interest costs in 2001..................          $ 4.0            $ (3.7)
Effect on postretirement benefit obligations as of December 31, 2001...           42.2             (38.8)

Note 10 -- Commitments and Contingencies

The Company has extended commitments to purchase fixed maturity investments, preferred and common stock, and other invested assets and issue mortgage loans on real estate totaling $549.7 million, $0.3 million, $491.2 million and $280.3 million, respectively, at December 31, 2001. If funded, loans related to real estate mortgages would be fully collateralized by related properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. The estimated fair values of the commitments described above aggregate $1.3 billion at December 31, 2001. The majority of these commitments expire in 2002.

In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2001. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

Class Action

During 1997, the Company entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, the Company specifically denied any wrongdoing. The total reserve held in connection with the settlement to provide for relief to class members and for legal and administrative costs associated with the settlement amounted to $52.7 million and $224.0 million at December 31, 2001 and 2000, respectively. Costs incurred related to the settlement were $30.0 million and $140.2 million in 2001 and 1999, respectively. No such costs were incurred in 2000. The estimated reserve is based on a number of factors, including the estimated cost per claim and the estimated costs to administer the claims.

During 1996, management determined that it was probable that a settlement would occur and that a minimum loss amount could be reasonably estimated. Accordingly, the Company recorded its best estimate based on the

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 10 -- Commitments and Contingencies (continued)

information available at the time. The terms of the settlement agreement were negotiated throughout 1997 and approved by the court on December 31, 1997. In accordance with the terms of the settlement agreement, the Company contacted class members during 1998 to determine the actual type of relief to be sought by class members. The majority of the responses from class members were received by the fourth quarter of 1998. The type of relief sought by class members differed from the Company's initial estimates. In 1999, the Company updated its estimate of the cost of claims subject to alternative dispute resolution relief and revised its reserve estimate accordingly. The reserve estimate was further evaluated quarterly, and was adjusted as noted above, in 2001. The adjustment to the reserve in the fourth quarter of 2001 was the result of the Company being able to better estimate the cost of settling the remaining claims, which on average tend to be larger, more complicated claims. The better estimate comes from experience with actual settlements on similar claims.

Administration of the ADR component of the settlement continues to date. Although some uncertainty remains as to the cost of claims in the final phase (i.e., arbitration) of the ADR process, it is expected that the final cost of the settlement will not differ materially from the amounts presently provided for by the Company.

Harris Trust

Since 1983, the Company has been involved in complex litigation known as Harris Trust and Savings Bank, as Trustee of Sperry Master Retirement Trust No. 2 v. John Hancock Mutual Life Insurance Company (S.D.N.Y. Civ. 83-5491). After successive appeals to the Second Circuit and to the U.S. Supreme Court, the case was remanded to the District Court and tried to a Federal District Court judge in 1997.The judge issued an opinion in November 2000.

In that opinion the Court found against the Company and awarded the Trust approximately $13.8 million in relation to this claim together with unspecified additional pre-judgment interest on this amount from October 1988. The Court also found against the Company on issues of liability valuation and ERISA law. Damages in the amount of approximately $5.7 million, together with unspecified pre-judgment interest from December 1996, were awarded on these issues. As part of the relief, the judge ordered the removal of Hancock as a fiduciary to the plan. On April 11, 2001, the Court entered a judgment against the Company for approximately $84.9 million, which includes damages to the plaintiff, pre-judgment interest, attorney's fees and other costs.

The Company believes that the underlying case was incorrectly decided and there are promising grounds for challenging the District Court's decision. Therefore, the Company has filed an appeal and believes that it is probable that the Appeals Court will reverse the lower court's decision. Notwithstanding what the Company believes to be the merits of the Company's position in this case, if unsuccessful, its ultimate liability, including fees, costs and interest could have a material adverse impact on net income. However, the Company does not believe that any such liability would be material in relation to its financial position or liquidity.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity

(a) Common Stock

As result of the demutualization and initial public offering as described in
Note 1, the Company has one class of capital stock, common stock ($.01 par value, 2.0 billion shares authorized). At December 31, 2001, approximately 26.4 million and 0.8 million shares of common stock were reserved for issuance related to the issuance of stock under the 1999 Long-term Stock Incentive Plan (as amended, the Long-Term Stock Incentive Plan and the Non-Employee Directors' Long-Term Stock Incentive Plan, respectively).

The Company's Board of Directors has adopted a Shareholder Rights Plan, pursuant to which one Right (as defined below) accompanies each outstanding share of Common Stock issued. Each right (a "Right") entitles the holder to purchase from the Company one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock ("Series A Preferred") at a price of $170 (the "Purchase Price"). Under certain circumstances set forth in the Rights Plan, in lieu of purchasing shares of Series A Preferred the holders of Rights (other than a person who has acquired 10% or more of the Company's Common Stock) will be entitled to purchase additional shares of Common Stock of the Company or its successor in the event of a merger or business combination, at a per share price equal to half of the market price of such shares. The Rights will expire at the close of business on January 26, 2010, unless earlier redeemed or exchanged by the Company. Until the Right is exercised, the holder of a Right, as such, does not have any rights as a shareholder with respect to the Rights.

On October 26, 2000, the Company announced that its Board of Directors approved a repurchase program beginning in the fourth quarter of 2000, with no termination date, under which the Company was authorized to purchase up to $500 million of its outstanding common stock. On August 6, 2001 that the Board of Directors approved a $500 million increase to the repurchase program, bringing the total amount approved to be used to repurchase Company stock to $1.0 billion. The stock repurchase program was implemented as a mechanism for the Company to deploy excess capital and increase shareholder value, and to offset the dilutive effect of JHFS' stock incentive plan. Stock repurchased under the program is accounted for as treasury stock, carried at cost and reflected as a reduction to shareholders' equity. Under the repurchase program, purchases have been and will be made from time to time, depending on market conditions, business opportunities and other factors, in the open market or through privately negotiated transactions. As of December 31, 2001 and 2000, the Company had repurchased approximately 18.5 million and 3.0 million shares of its common stock in the open market at a total cost of $671.6 million and $91.8 million, respectively, under this repurchase authorization. Also included in the treasury stock balance on the consolidated balance sheets are 16,768 shares of forfeited non-vested stock previously acquired on the open market by the company for grant to key employees under the Long-Term Stock Incentive Plan at a cost of $0.6 million and 804 shares received as consideration for the option exercises under the Long-Term Stock Incentive Plan of $0.03 million.

On June 8, 2001, the Company, using a "shelf registration," registered $1.0 billion in debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units. The net proceeds from the sale of the securities offered will be used for working capital and general account purposes. On November 29, 2001 the

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity (continued)

Company sold, under the $1.0 billion shelf, $500.0 million in 7-year senior unsecured notes at a coupon of 5.625% with the proceeds used for general corporate purposes.

(b) Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

                                                                       Net
                                                                   Accumulated
                                                                   Gain (loss)       Foreign                   Accumulated
                                                          Net           on          Currency       Minimum       Other
                                                       Unrealized   Cash Flow      Translation     Pension   Comprehensive
                                                        (Losses)      Hedges       Adjustment     Liability      Income
                                                      ----------------------------------------------------------------------
                                                                                  (in millions)
Balance at December 31, 1998.....................       $ 371.8          --          $(50.1)          $(38.3)     $283.4

Gross unrealized gains (losses) (net of deferred
income tax benefit of $277.9 million)............        (528.2)         --              --               --      (528.2)
Reclassification adjustment for gains (losses),
    realized in net income (net of tax expense
    of $5.4 million).............................          10.0          --              --               --        10.0
Adjustment for participating group annuity
    contracts (net of deferred income tax
    expense of $40.1 million)                              74.6          --              --               --        74.6
Adjustment for deferred policy acquisition costs
    and present value of future profits (net of
    deferred income tax expense of $71.3
    million).....................................         132.3          --              --               --       132.3
                                                      ---------------------------------------------------------------------

Net unrealized gains (losses)....................        (311.3)         --              --               --      (311.3)
Foreign currency translation adjustment..........            --          --            16.9               --        16.9

Minimum pension liability (net of deferred income
    tax benefit of $12.3 million)................            --          --              --            (22.9)      (22.9)

                                                      ---------------------------------------------------------------------
Balance at December 31, 1999.....................       $  60.5          --          $(33.2)          $(61.2)     $(33.9)
                                                      =====================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity (continued)

                                                                       Net
                                                                   Accumulated
                                                                   Gain (loss)       Foreign                  Accumulated
                                                          Net           on          Currency       Minimum       Other
                                                       Unrealized   Cash Flow      Translation     Pension   Comprehensive
                                                       (Losses)       Hedges       Adjustment     Liability      Income
                                                      ----------------------------------------------------------------------
                                                                                  (in millions)
Balance at December 31, 1999.....................        $ 60.5          --          $(33.2)        $(61.2)      $(33.9)

Gross unrealized gains (losses) (net of deferred
    income tax expense of $39.0 million).........          49.8          --              --             --         49.8
Reclassification adjustment for gains (losses),
    realized in net income (net of tax benefit
    of $62.0 million)............................         115.2          --              --             --        115.2
Adjustment for participating group annuity
    contracts (net of deferred income tax benefit
    of $3.6 million).                                      (6.8)         --              --             --         (6.8)
Adjustment for deferred policy acquisition costs
    and present value of future profits (net of
    deferred income tax benefit of
    $14.6 million)...............................         (27.3)         --              --             --        (27.3)
Adjustment for policyholder dividend obligation
    (net of deferred income tax benefit of
    $4.7 million)................................          (8.8)                                                   (8.8)
                                                     ---------------------------------------------------------------------
Net unrealized gains (losses)....................         122.1          --              --             --        122.1
Foreign currency translation adjustment..........            --                       (19.1)            --        (19.1)
Minimum pension liability (net of deferred income
    tax expense of $4.4 million).................            --          --              --            8.2          8.2

                                                      ---------------------------------------------------------------------
Balance at December 31, 2000.....................        $182.6       $  --          $(52.3)        $(53.0)      $ 77.3
                                                      =====================================================================

Gross unrealized gains (losses) (net of deferred
    income tax benefit of $67.2 million).........        $(64.4)         --              --             --       $(64.4)
Reclassification adjustment for gains (losses),
    realized in net income (net of tax benefit
    of $80.3 million)............................         149.1          --              --             --        149.1
Adjustment for participating group annuity
    contracts (net of deferred income tax benefit
    of $5.1 million).............................          (9.5)         --              --             --         (9.5)
Adjustment for deferred policy acquisition costs
    and present value of future profits (net of
    deferred income tax benefit of
    $26.8 million)...............................         (49.5)         --              --             --        (49.5)
Adjustment for policyholder dividend obligation
    (net of income tax benefit of $46.1 million).         (85.6)         --              --             --        (85.6)
Change in accounting principles (net of income
    tax expense of $122.6 million)...............         204.7        22.9              --             --        227.6
                                                      ---------------------------------------------------------------------

Net unrealized gains (losses)....................         144.8        22.9              --             --        167.7
Net accumulated gains (losses) on cash flow hedges
    (net of income tax benefit of $2.1 million) .            --        (3.8)             --             --         (3.8)

Foreign currency translation adjustment..........            --          --           (28.4)            --        (28.4)
Minimum pension liability (net of deferred income
    tax expense of $8.2 million).................            --          --              --           15.2         15.2
                                                      ---------------------------------------------------------------------

                                                      =====================================================================
Balance at December 31, 2001.....................        $327.4         $19.1        $(80.7)        $(37.8)      $228.0
                                                      =====================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity (continued)

Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of shareholders' equity, are summarized as follows:

                                                                                          For the Years Ended December 31
                                                                                       ---------------------------------------
                                                                                          2001          2000         1999
                                                                                       ---------------------------------------
                                                                                                   (in millions)
Balance, end of year comprises:
     Unrealized investment gains (losses) on:
       Fixed maturities.........................................................          $ 418.3      $  206.5      $(198.1)
       Equity investments.......................................................            134.5         264.8        144.0
       Derivatives and other....................................................            196.9       (146.7)        110.8
                                                                                       ---------------------------------------
Total...........................................................................            749.7         324.6         56.7

Amounts of unrealized investment (gains) losses attributable to:
     Participating group annuity contracts......................................            (49.0)        (34.4)       (24.0)
     Deferred policy acquisition cost and present value of future profits.......            (58.1)         18.2         60.1
     Policyholder dividend obligation...........................................           (145.2)        (13.5)          --
     Deferred federal income taxes..............................................           (170.0)       (112.3)       (32.3)
                                                                                       ---------------------------------------
Total...........................................................................           (422.3)       (142.0)         3.8
                                                                                       ---------------------------------------
Net unrealized investment gains.................................................          $ 327.4      $  182.6      $  60.5
                                                                                       =======================================

(c) Statutory Results

The Company adopted the new codified statutory accounting principles (Codification) effective January 1, 2001. Codification changes prescribe statutory accounting practices and results in changes to the accounting practices that the Company and its domestic life insurance subsidiaries use to prepare their statutory-basis financial statements.

The Life Company and its domestic insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the state of domicile. For the Life Company, the Commonwealth of Massachusetts only recognizes statutory accounting practices prescribed or permitted by Massachusetts insurance regulations and laws. The National Association of Insurance Commissioners' "Accounting Practices and Procedures" manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by Massachusetts. The Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

Prior to 2001, the Commissioner had provided the Company approval to recognize as an admitted asset the pension plan prepaid expense in accordance with the requirements of SFAS No. 87, "Employers' Accounting for Pensions." Beginning in 2001, the Commissioner has provided the Company with approval to phase-in over a three-year period the impact of implementing the material provisions of statutory SSAP No. 8, "Pensions." As a result of this permitted practice, the Company's reported statutory surplus as of December 31, 2001 is increased by $319.5 million over what it would be under NAIC SAP. Statutory net income is not impacted by this permitted practice.

In addition, during 2000 and 1999, the Company received permission from the Commonwealth of Massachusetts Division of Insurance to record its Asset Valuation Reserve in excess of the prescribed maximum reserve level by $36.7 million and $48.0 million at December 31, 2000 and 1999, respectively. There are no other material permitted practices.

Statutory net income and surplus include the accounts of the Life Company and its variable life insurance subsidiary, John Hancock Variable Life Insurance Company, including its wholly-owned subsidiary and Investors Partner Life Insurance Company.

                                           2001          2000           1999
                                        ----------------------------------------
                                                     (in millions)
Statutory net income...........          $  631.4      $  617.6       $  573.2
Statutory surplus..............           3,513.6       3,700.5        3,456.7

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 11 -- Shareholders' Equity (continued)

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

Protection Segment. Offers a variety of individual life insurance and individual and group long-term care insurance products, including participating whole life, term life, universal life, variable life, and retail and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents and brokers and alternative distribution channels that include banks, financial planners, direct marketing and the Internet.

Asset Gathering Segment. Offers individual annuities and mutual fund products and services. Individual annuities consist of fixed deferred annuities, fixed immediate annuities, single premium immediate annuities, and variable annuities. Mutual fund products and services primarily consist of open-end mutual funds and closed-end funds. This segment distributes its products through distribution channels including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, and banks.

Guaranteed and Structured Financial Products (G&SFP) Segment. Offers a variety of retirement products to qualified defined benefit plans, defined contribution plans and non-qualified buyers. The Company's products include guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The segment distributes its products through a combination of dedicated regional representatives, pension consultants and investment professionals.

Investment Management Segment. Offers a wide range of investment management products and services to investors covering a variety of private and publicly traded asset classes including fixed income, equity, mortgage loans, and real estate. This segment distributes its products through a combination of dedicated sales and marketing professionals, independent marketing specialists, and investment professionals.

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

Management of the Company evaluates performance based on segment after-tax operating income, which excludes the effect of net realized investment and other gains (losses) and unusual or non-recurring events and transactions. Segment after-tax operating income is determined by adjusting GAAP net income for net realized investment and other gains (losses), including gains and losses on disposals of businesses and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of after-tax operating income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business.

Amounts reported as segment adjustments in the tables below primarily relate to:
(i) certain net realized investment

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information (continued)

and other gains (losses), net of related amortization adjustment for deferred policy acquisition costs, amounts credited to participating pension contractholder accounts and policyholder dividend obligation (the adjustment for net realized investment and other gains (losses) excludes gains and losses from mortgage securitizations and investments backing short-term funding agreements because management views the related gains and losses as an integral part of the core business of those operations ); (ii) benefits to policyholders and expenses incurred relating to the settlement of a class action lawsuit against the Company involving certain individual life insurance policies sold from 1979 through 1996; (iii) restructuring costs related to our distribution systems, retail operations and mutual fund operations; (iv) the surplus tax on mutual life insurance companies which as a stock company is no longer applicable to the Company; (v) a fourth quarter 1999 charge for uncollectible reinsurance related to certain assumed reinsurance business; (vi) a fourth quarter 1999 charge for a group pension dividend resulting from demutualization related asset transfers and the formation of a corporate account; (vii) a charge for one time costs associated with the demutualization process; and (viii) cumulative effect of accounting changes.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information (continued)

The following table summarizes selected financial information by segment for the year ended or as of December 31 and reconciles segment revenues and segment after-tax operating income to amounts reported in the consolidated statements of income (in millions):

                                                                Asset                 Investment   Corporate
2001                                             Protection   Gathering     G&SFP     Management   and Other  Consolidated
                                                ----------------------------------------------------------------------------
Revenues:
Segment revenues............................     $ 3,385.1   $ 1,155.0   $ 2,793.1    $  143.2    $ 1,884.9    $ 9,361.3
     Net realized investment and other
         gains (losses).....................         (98.1)      (54.8)     (121.0)       (0.2)        21.8       (252.3)
                                                ----------------------------------------------------------------------------
     Revenues...............................     $ 3,287.0   $ 1,100.2   $ 2,672.1    $  143.0    $ 1,906.7    $ 9,109.0
                                                ============================================================================
     Net investment income..................     $ 1,264.7   $   498.5   $ 1,835.6    $   28.7        317.4     $3,944.9
Net Income:
Segment after-tax operating income..........         298.7       148.3       244.2        29.8         84.7        805.7
     Net realized investment and other
         gains (losses).....................         (62.2)      (34.7)      (76.9)       (0.2)        13.3       (160.7)
     Class action lawsuit...................            --          --          --          --        (19.5)       (19.5)
     Restructuring charges..................          (4.4)      (17.6)       (1.2)       (0.9)        (3.3)       (27.4)
     Surplus tax............................           9.6         0.2         2.6         0.1          0.9         13.4
     Cumulative effect of accounting
         changes, net of tax ...............          11.7        (0.5)       (1.2)       (0.2)        (2.6)         7.2
                                                ----------------------------------------------------------------------------
     Net income.............................     $   253.4   $    95.7   $   167.5    $   28.6    $    73.5    $   618.7
                                                ============================================================================
Supplemental Information:
Inter-segment revenues......................            --          --          --    $   28.0    $   (28.0)          --
     Equity in net income of investees
         accounted for by the equity method      $    12.9   $     7.0   $    24.8         6.9          4.8    $    56.4
     Amortization of deferred policy
         acquisition costs..................         182.2        75.0         2.4          --         47.2        306.8
     Interest expense.......................           0.9         1.9          --        12.4         55.1         70.3
     Income tax expense.....................         116.6        35.0        74.3        16.2        (27.5)       214.6
     Segment assets.........................      28,505.0    14,740.5    31,636.1     2,049.8     14,212.8     91,144.2
Net Realized Investment and Other Gains
  (Losses) Data:
   Net realized investment and other gains
     (losses) ..............................        (122.9)      (76.4)      (78.7)        3.0         24.8       (250.2)
   Less amortization of deferred policy
     acquisition costs related to net
     realized investment and other gains
     (losses)...............................           7.8        21.6          --          --        (3.0)         26.4
   Less amounts credited to participating
     pension contractholder accounts........            --          --       (42.3)         --           --        (42.3)
   Add amounts credited to the
     policyholder dividend obligation.......          17.0          --          --          --           --         17.0
                                                ----------------------------------------------------------------------------
   Net realized investment and other
     gains (losses), net of related
     amortization of deferred policy
     acquisition costs, amounts
     credited to participating pension
     contractholders and amounts
     credited to the policyholder
     dividend obligation -- per
     consolidated financial statements......         (98.1)      (54.8)     (121.0)        3.0         21.8       (249.1)
   Less net realized investment and other
     gains (losses) attributable to
     mortgage securitizations...............            --          --          --        (3.2)          --         (3.2)
                                                ----------------------------------------------------------------------------
   Net realized investment and other gains
     (losses), net-pre-tax adjustment made
     to calculate segment operating income..         (98.1)      (54.8)     (121.0)       (0.2)        21.8       (252.3)
   Less income tax effect...................          35.9        20.1        44.1          --         (8.5)        91.6
                                                ----------------------------------------------------------------------------
   Net realized investment and other gains
     (losses), net-after-tax adjustment
     made to calculate segment operating
     income.................................     $   (62.2)  $   (34.7)  $   (76.9)   $   (0.2)   $    13.3    $  (160.7)
                                                ============================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information (continued)

                                                                 Asset                   Investment   Corporate
2000                                              Protection   Gathering      G&SFP      Management   and Other  Consolidated
                                                 ----------------------------------------------------------------------------
Revenues:
Segment revenues ..............................   $ 3,148.2    $ 1,195.9    $ 2,574.3    $   212.0    $ 1,721.4    $ 8,851.8
     Net realized investment and other
         gains (losses) .......................       (25.1)        15.4        (64.7)         7.1        152.8         85.5
                                                 ----------------------------------------------------------------------------
     Revenues .................................   $ 3,123.1    $ 1,211.3    $ 2,509.6    $   219.1    $ 1,874.2    $ 8,937.3
                                                 ============================================================================
     Net investment income ....................   $ 1,203.6    $   445.8    $ 1,743.2    $    22.7    $   449.5    $ 3,864.8
Net Income:
Segment after-tax operating income ............       248.6        128.8        212.1         46.8        102.5        738.8
     Net realized investment and other
         gains (losses) .......................       (18.8)        18.6        (40.5)         4.4         93.5         57.2
     Restructuring charges ....................        (6.7)        (1.4)        (2.6)          --         (1.3)       (12.0)
     Surplus tax ..............................        20.8          0.6          6.5           --         18.1         46.0
     Demutualization expenses .................         1.6          0.4          0.4           --         (9.4)        (7.0)
     Other demutualization related costs ......        (6.8)        (1.3)        (1.7)          --         (0.2)       (10.0)
     Group pension dividend transfer ..........          --           --          5.7           --           --          5.7
                                                 ----------------------------------------------------------------------------
     Net income ...............................   $   238.7    $   145.7    $   179.9    $    51.2    $   203.2    $   818.7
                                                 ============================================================================
Supplemental Information:
Inter-segment revenues ........................          --           --           --    $    39.1    $   (39.1)          --
     Equity in net income of investees
         accounted
         for by the equity method .............   $     7.5    $     3.5    $    11.2         16.8        104.8    $   143.8
     Amortization of deferred policy
         acquisition costs ....................       113.8         78.8          2.6           --         46.8        242.0
     Interest expense .........................         1.1          3.5           --         12.1         46.7         63.4
     Income tax expense .......................        87.1         57.9         78.5         35.2         80.9        339.6
     Segment assets ...........................    26,788.0     14,067.2     30,908.4      3,124.5     12,506.8     87,394.9
Net Realized Investment and Other Gains
         (Losses) Data:
   Net realized investment and other gains
         (losses) .............................       (23.8)        18.9        (57.8)        10.3        152.8        100.4
   Less amortization of deferred policy
     acquisition costs related to net
     realized investment and other gains
     (losses) .................................        12.8         (3.5)          --           --           --          9.3
   Less amounts credited to participating
     pension contractholder accounts ..........          --           --         (6.9)          --           --         (6.9)
   Less amounts credited to the
     policyholder dividend obligation .........       (14.1)          --           --           --           --        (14.1)
                                                 ----------------------------------------------------------------------------
   Net realized investment and other
     gains (losses), net of related
     amortization of deferred policy
     acquisition costs, amounts
     credited to participating pension
     contractholders and amounts
     credited to the policyholder
     dividend obligation -- per
     consolidated financial statements ........       (25.1)        15.4        (64.7)        10.3        152.8         88.7
   Less net realized investment and other
     gains (losses) attributable to
     mortgage securitizations .................          --           --           --         (3.2)          --         (3.2)
                                                 ----------------------------------------------------------------------------
   Net realized investment and other gains
     (losses), net-pre-tax adjustment made
     to calculate segment operating income ....       (25.1)        15.4        (64.7)         7.1        152.8         85.5
   Less income tax effect .....................         6.3          3.2         24.2         (2.7)       (59.3)       (28.3)
                                                 ----------------------------------------------------------------------------
   Net realized investment and other gains
     (losses), net-after-tax adjustment
     made to calculate segment operating
     income ...................................   $   (18.8)   $    18.6    $   (40.5)   $     4.4    $    93.5    $    57.2
                                                 ============================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information (continued)

                                                                      Asset                  Investment    Corporate
                                                      Protection    Gathering      G&SFP     Management    and Other  Consolidated
                                                      ----------------------------------------------------------------------------
1999
Revenues:
Segment revenues ...................................   $ 2,903.0    $ 1,057.3    $ 2,194.0    $   189.9    $ 1,260.6    $ 7,604.8
     Net realized investment and other gains
         (losses) ..................................       173.5        (11.0)        93.3          3.1        (56.1)       202.8
                                                       ---------------------------------------------------------------------------
     Revenues ......................................   $ 3,076.5    $ 1,046.3    $ 2,287.3    $   193.0    $ 1,204.5    $ 7,807.6
                                                       ===========================================================================
     Net investment income .........................   $ 1,107.3    $   388.6    $ 1,681.4    $    45.9    $   300.9    $ 3,524.1
Net Income:
Segment after-tax operating income .................       190.6        115.1        202.4         37.3         67.8        613.2
     Realized investment gains
       (losses), net ...............................       108.5         (6.9)        58.4          2.0        (42.1)       119.9
     Class action lawsuit ..........................          --           --           --           --        (91.1)       (91.1)
     Restructuring charges .........................        (8.6)        (7.3)        (0.6)          --         (0.5)       (17.0)
     Surplus tax ...................................       (12.5)        (1.0)        (6.5)          --         (2.2)       (22.2)
     Workers' compensation reinsurance reserves ....          --           --           --           --       (133.7)      (133.7)
     Group pension dividend transfer ...............          --           --       (205.8)          --           --       (205.8)
     Demutualization expenses ......................       (61.3)       (13.0)       (16.1)          --         (3.2)       (93.6)
     Other demutualization related costs ...........        (4.6)        (0.9)        (1.1)          --         (0.2)        (6.8)
     Cumulative effect of accounting change ........          --         (9.6)          --         (0.1)          --         (9.7)
                                                       ---------------------------------------------------------------------------
     Net income ....................................   $   212.1    $    76.4         30.7    $    39.2    $  (205.2)   $   153.2
                                                       ===========================================================================
Supplemental Information:
Inter-segment revenues .............................          --           --           --    $    43.6    $   (43.6)          --
     Equity in net income of investees
         accounted for by the equity method ........   $    46.2    $    (0.3)   $    14.3          3.5          1.4    $    65.1
     Amortization of deferred policy
       acquisition costs ...........................        71.8         53.5          3.1           --         38.4        166.8
     Interest expense ..............................         0.7          6.2           --          5.3         57.9         70.1
     Income tax expense (credit) ...................       139.9         52.6         (7.8)        26.5       (111.9)        99.3
     Segment assets ................................    25,378.4     14,297.2     30,231.5      3,531.4     11,017.2     84,455.7
Net Realized Investment and Other Gains
         (Losses) Data:
Net realized investment and other gains
(losses) ...........................................       228.3        (16.1)        97.4          6.6        (55.3)       260.9
     Less amortization of deferred policy
         acquisition costs related to net
       realized investment and other (losses)
       gains .......................................       (54.8)         5.1           --           --         (0.8)       (50.5)
     Less amounts credited to participating
       pension contractholder accounts .............          --           --        (35.3)          --           --        (35.3)
                                                       ---------------------------------------------------------------------------
     Net realized investment  and other gains ......       173.5        (11.0)        62.1          6.6        (56.1)       175.1
       (losses), net of related amortization
       of deferred policy acquisition costs
       and amounts credited to participating
       pension contractholders--per
       consolidated financial statements
     Less net realized investment and other
       gains (losses)
         attributable to mortgage
       securitizations and investments backing
       short-term funding agreements ...............          --           --        (31.2)         3.5           --        (27.7)
     Less gain on sale of business .................          --           --           --           --        (33.0)       (33.0)
                                                       ---------------------------------------------------------------------------
     Net realized investment and other gains .......       173.5        (11.0)        93.3          3.1        (89.1)       169.8
       (losses), net-pre-tax adjustment made
       to calculate segment operating income
     Less income tax effect ........................       (65.0)         4.1        (34.9)        (1.1)        47.0        (49.9)
                                                       ---------------------------------------------------------------------------
     Net realized investment and other gains
       (losses), net-after-tax adjustment made
       to calculate segment operating income .......   $   108.5    $    (6.9)   $    58.4    $     2.0    $   (42.1)   $   119.9
                                                       ===========================================================================

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 12 -- Segment Information (continued)

The Company operates primarily in the United States, Canada and the Pacific Rim (China, Indonesia, Malaysia, the Philippines, Singapore, and Thailand). The following table summarizes selected financial information by geographic location for the year ended or at December 31:

                                                                                          Income Before
                                                                                   Income Taxes and Cumulative
                                                       Long-lived                           Effect of
Location                                Revenues         Assets          Assets        Accounting Changes
---------------------------------------------------------------------------------------------------------------
                                                                  (in millions)
2001
United States.....................      $7,666.6           $541.0       $80,022.8            $  760.2
Canada............................       1,076.4             48.0        10,506.8                61.0
Foreign -- other..................         366.0              3.6           614.6                 4.9
                                    ---------------------------------------------------------------------------
                                        $9,109.0           $592.6       $91,144.2              $826.1
                                    ===========================================================================
2000
United States.....................      $7,612.2           $424.8       $77,691.1            $1,088.7
Canada............................       1,080.4             30.4         9,259.7                63.7
Foreign -- other..................         244.7              3.4           444.1                 5.9
                                    ---------------------------------------------------------------------------
                                        $8,937.3           $458.6       $87,394.9            $1,158.3
                                    ===========================================================================
1999
United States.....................      $6,878.9           $440.0       $75,644.9            $   214.0
Canada............................         692.0             28.8         8,461.7                41.8
Foreign -- other..................         236.7              2.2           349.1                 6.4
                                    ---------------------------------------------------------------------------
                                        $7,807.6           $471.0       $84,455.7            $  262.2
                                    ===========================================================================

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

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 13 -- Fair Value of Financial Instruments (continued)

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                            December 31
                                                        ------------------------------------------------------
                                                                  2001                        2000
                                                        ------------------------    --------------------------
                                                         Carrying         Fair       Carrying         Fair
                                                          Value          Value         Value         Value
                                                        ------------------------    --------------------------
                                                                             (in millions)

Assets:
     Fixed maturities:
       Held-to-maturity ............................     $ 1,930.0     $ 1,914.1      $14,158.5      $13,978.6
       Available-for-sale ..........................      39,160.3      39,160.3       18,414.9       18,414.9
       Trading securities ..........................          16.5          16.5             --             --
     Equity securities:
       Available-for-sale ..........................         886.8         886.8        1,140.7        1,140.7
       Trading securities ..........................         304.1         304.1          231.6          231.6
     Mortgage loans on real estate .................      10,993.2      10,216.9       10,900.0       11,359.6
     Policy loans ..................................       2,008.2       2,008.2        1,969.2        1,969.2
     Short-term investments ........................         153.5         153.5          214.0          214.0
     Cash and cash equivalents .....................       1,313.7       1,313.7        3,280.0        3,280.0
Derivatives:
     Futures contracts, net ........................           0.2           0.2          (17.6)         (17.6)
     Interest rate swap agreements .................          26.8          26.8         (178.2)        (290.4)
     Interest rate swap CMT ........................           7.5           7.5             --             --
     Interest rate cap agreements ..................           3.6           3.6            0.1            0.1
     Interest rate floor agreements ................          56.5          56.5             --             --
     Interest rate swaption agreements .............            --            --           (1.3)          (1.3)
     Currency rate swap agreements .................         401.6         401.6           11.4           11.4
     Equity collar agreements ......................          16.7          16.7           11.7           11.7
     Equity options ................................           1.0           1.0             --             --

Liabilities:
     Debt ..........................................       1,440.1       1,471.1          779.3          771.5
     Guaranteed investment contracts and
       funding agreements ..........................      16,142.7      15,947.0       14,333.9       13,953.8
     Fixed rate deferred and immediate annuities ...       6,212.2       6,123.3        5,195.2        5,101.3
     Supplementary contracts
       without life contingencies ..................          54.4          58.4           60.0           63.1
Derivatives:
     Futures contracts, net ........................           0.9           0.9            1.4            1.4
     Interest rate swap agreements .................         420.3         420.3             --          114.3
     Interest rate swap CMT ........................            --            --             --           (5.2)
     Interest rate cap agreements ..................           0.0           0.0            2.1            2.1
     Interest rate floor agreements ................            --            --           59.0           59.0
     Interest rate swaption agreements .............           1.3           1.3             --             --
     Currency rate swap agreements .................         324.9         324.9             --         (473.0)
     Equity collar agreements ......................          18.9          18.9             --             --
     Equity swaps ..................................           0.1           0.1             --             --
Commitments ........................................            --      (1,340.0)            --       (1,843.9)

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans

On January 5, 2000, the Life Company, as sole shareholder of John Hancock Financial Services, Inc., approved and adopted the 1999 Long-Term Stock Incentive Plan (the Incentive Plan), which originally had been approved by the Board of Directors (the Board) of the Company on August 31, 1999. Under the Incentive Plan, which became effective on February 1, 2000, the effective date of the Plan of Reorganization of the Life Company, options granted may be either non-qualified options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The Incentive Plan objectives include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of the Company by providing employees the opportunity to acquire the Company's common stock. In 2001, the Board adopted and the shareholders approved the amended and restated 1999 Long-Term Stock Incentive Plan (as amended, the Long-Term Stock Incentive Plan) and the Non-Employee Directors Long-Term Stock Incentive Plan (the Directors' Plan, collectively, the Incentive Plans).

The maximum number of shares of common stock available under the Long-Term Stock Incentive Plan is 40,741,403. Of these, no more than 8,148,281 shares shall be available for stock awards, and the maximum number of shares that may be granted as incentive stock options is 32,593,122 shares. The aggregate number of shares that may be covered by awards for any one participant over the period that the Long-Term Stock Incentive Plan is in effect shall not exceed 8,148,281 shares. Subject to these overall limits, there is no annual limit on the number of stock options or stock awards that may be granted in any one year.

The maximum number of shares available in the Non-Employee Directors' Long-Term Stock Incentive Plan is 1,000,000 shares of common stock. Pursuant to the Non-Employee Directors' Long-Term Stock Incentive Plan, each director receives 50% of the annual retainer paid to eligible directors in the form of stock awards. If a director elects to have the remaining 50% of their retainer invested in shares of the Company's common stock through purchases on the open market or from the Company at fair market value, the Company grants a partial matching stock award, which is forfeitable within three years prior to a change of control if his/her service as a director terminates (other than for death, disability or retirement). In addition, on shareholder approval of the Non-Employee Directors' Long-Term Stock Incentive Plan, each director received a non-qualified stock option award of 15,000 shares and annually thereafter will receive non-qualified stock option awards for 5,000 shares (except that each new director shall receive an option exercisable for 15,000 shares and will not be eligible for an annual grant in the same year).

The Incentive Plans have options exercisable at the dates listed in the table below. The Company granted 11.2 million options during the year ended December 31, 2001. Options outstanding under the Long-Term Stock Incentive Plan were granted at a price equal to the fair market value of the stock on the date of grant, vest over a two-year period, and expire five years after the grant date. Options outstanding under the Non-Employee Director's Long Term Stock Incentive Plan were granted at a price equal to the fair market value of the stock on the date of grant, vest immediately, and expire five years after grant date.

The status of stock options under both the Long-Term Stock Incentive Plan and the Non-Employee Directors' Long-Term Stock Incentive Plan are summarized below as of December 31:

                                                                                     Shares
                                                                Weighted-         subject to
                                            Number of            average          exercisable       Weighted-average
                                             options             exercise           options             exercise
                                          (in thousands)     price per option    (in thousands)     price per option
                                        ------------------------------------------------------------------------------
Outstanding at February 1, 2000                      --               --
     Granted                                    4,618.4           $14.06
     Exercised                                      0.2            13.94
     Canceled                                     311.6            13.94
                                        ------------------------------------------------------------------------------
Outstanding at December 31, 2000                4,306.6           $14.07
                                        ------------------------------------------------------------------------------

     Granted                                   11,185.2            35.96
     Exercised                                    885.5            14.05
     Canceled                                   1,017.4            29.61
                                        ------------------------------------------------------------------------------
Outstanding at December 31, 2001               13,588.9           $30.92             2,521.5             $ 24.83
                                        ------------------------------------------------------------------------------

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans (continued)

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value, with the exception of the Signator Stock Option Program. Had compensation expense for the remaining Company's stock-based compensation plan been determined based upon fair values at the grant dates for awards under the plan in accordance with SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below. Additional stock option awards are anticipated in future years. The effects of applying SFAS No. 123 on proforma disclosures of net income and earnings per share indicated below are not likely to be representative of the pro-forma effects on net income and earnings per share in future years for the following reasons: 1) the number of future shares to be issued under these plans is not known, 2) the effect of an additional year of vesting options granted in prior years is not considered in the assumptions and 3) the assumptions used to determine the fair value can vary significantly.

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

The estimated weighted-average fair value per share using the Black-Scholes option valuation model is $9.24 and $3.66, respectively, for the years ending December 31, 2001 and 2000, using the following assumptions:

                                          2001                     2000
                                   ------------------------------------------
Expected term                          3-5 years                 2-5 years
Risk free rate (1)                    4.6% - 6.0%               4.8% - 5.6%
Dividend yield                            1.0%                     1.8%
Expected volatility                      32.0%                     24.0%

(1)   Dependent on grant date.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                    Year Ended December 31,      For the Period
                                  Year Ended                  2000             February 1 through
                               December 31, 2001     Pro Forma (unaudited)      December 31, 2000
                            -------------------------------------------------------------------------
                                          (dollars in millions, except per share data)
Net income:
     As reported                    $618.7                   $818.7                   $774.7
     Pro forma (unaudited)           583.3                    814.5                    771.0
Earnings per share
   Basic:
     As reported                      2.03                     2.60                     2.46
     Pro forma (unaudited)            1.92                     2.59                     2.45
   Diluted:
     As reported                      2.01                     2.59                     2.45
     Pro forma (unaudited)            1.90                     2.58                     2.44

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans (continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

                                     Weighted-average
                      Number of         remaining                           Number of       Weighted-average
                       options         contractual     Weighted-average    exercisable     exercise price per
     Range of       outstanding at        life         exercise price      options at        exercisable
  exercise price      12/31/01          (years)          per option         12/31/01           option
--------------------------------------------------------------------------------------------------------------
                     (in thousands)                                      (in thousands)
    $12.29 - $16.39      3,100.3           3.2              $13.94          1,264.9             $13.94
    $20.49 - $24.58         35.2           3.6               23.59             16.6              23.59
    $32.78 - $36.88      9,240.0           4.1               35.55          1,045.0              35.53
    $36.88 - $40.98      1,213.4           4.4               39.31            195.0              38.18
--------------------------------------------------------------------------------------------------------------
                        13,588.9           3.9              $30.92          2,521.5             $24.83
                   ===========================================================================================

In February 2001, the Company implemented the Signator Stock Options Grant Program, under the Long-Term Stock Incentive Plan. The program granted 339,307 stock options to non-employee general agents (agents) at the market price of $35.53 per share. The stock options vest over a two-year period, subject to continued participation in the JHFS sales program and attainment of established, individual sales goals. After one year of vesting, an agent is allowed to exercise 50% of the stock options granted. The Company amortizes compensation expense for the grant over a 24-month period commencing on grant date at a fair value of $9.24 per option determined by the Black-Scholes option valuation model. Total expense recognized for the year ended December 31, 2001, is $1.3 million. The total grant date fair value of the stock options granted under the program from January 1, 2001 through December 31, 2001, is $3.1 million. During 2001, 4,737 stock options were forfeited with a total grant date price of $0.01 million. The outstanding option balance in the Signator Grant Program is 334,570 at December 31, 2001.

On March 13, 2000, the Company granted 291,028 shares of non-vested stock to key personnel at a weighted-average grant price of $14.34 per share. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The Company recognizes compensation expense immediately, as the grants are based on historical compensation. The total grant-date price of the non-vested stock granted from January 1, 2000 through December 31, 2000 is $4.2 million. During 2001 and 2000, 13,588 and 50,837 shares of this non-vested stock were forfeited with a total grant date price of $0.2 million and $0.7 million, respectively. The outstanding share balance in the 2000 plan is 226,603 as of December 31, 2001.

On February 12, March 12 and March 15, 2001, the Company granted an aggregate 268,293 total shares of non-vested stock to key personnel. The program was funded with cash and the shares were purchased on the open market at the weighted-average grant price of $37.22 per share. These grants of non-vested stock are forfeitable and vest at three years of service with the Company. The Company recognizes compensation expense immediately, as the grants are based on historical compensation. The total grant-date price of the non-vested stock granted from January 1, 2001 through December 31, 2001 is $10.0 million. During 2001, 16,768 shares of non-vested stock were forfeited with a total grant-date price of $0.6 million. The outstanding share balance in the 2001 plan is 251,525.

During 2001, the Company granted 75,749 shares of non-vested stock to executive officers at a weighted-average grant price of $35.72 per share. These grants of non-vested stock are forfeitable and vest at three or five years of service with the Company. The Company amortizes compensation expense for the grant over the vesting period. Total amortization for the period ending December 31, 2001, is $0.3 million. The total grant-date price of the non-vested stock granted from January 1, 2001 through December 31, 2001, is $2.7 million. During 2001, 14,000 shares of non-vested stock were forfeited with a total grant-date price of $0.5 million. The outstanding share balance in the Executive Restricted Stock Compensation Plan is 61,749 at December 31, 2001.

In 2001, the Company issued 3,129 shares to Non-Employee Directors as payment of 50% of their quarterly retainer. These shares are not forfeitable and vest immediately. The total grant-date price of this stock issued to non-employee directors from January 1, 2001 through December 31, 2001 is $0.1 million. In addition, in July 2001, the Company implemented a plan that would allow directors, at their discretion, to invest one half of their quarterly retainer in the Company's common stock in lieu of receiving cash. The Company will match any investment at a rate of 50%. The restricted stock given as matching shares, is forfeitable and vests over three years, thus amortizes the balance to director compensation expense over the vesting period. At December 31, 2001, 256

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 14 -- Stock Compensation Plans (continued)

shares were matched under the program at a weighted-average grant price per share of $39.07. Total amortization expense recognized for the period ending December 31, 2001 is $0.01 million. There were no forfeitures through December 31, 2001.

On January 9, 2002, the Compensation Committee of the Board of Directors approved stock and stock option grants to the Policy Committee and certain key employees of the Company. The equity grants were made in compliance with the terms of the Long-Term Stock Incentive Plan. A total of 550.0 thousand shares of non-vested stock was granted, with a total grant date price of $22.9 million. A total of 6.2 million options were granted, with a grant date fair value of $12.57 per option as determined by the Black-Scholes option valuation model.

On February 5, 2002, the Compensation Committee of the Board of Directors approved stock grants to executive officers and approved stock and stock option grants to certain key employees and agents of the Company. A total of 87.4 thousand shares of non-vested stock was issued by the Company to executive officers, for cash totaling $3.3 million or $38.22 per share. A total of 154.6 thousand shares of non-vested stock was granted to certain key personnel, with a total grant price of $5.9 million. This program was funded with cash and the shares were purchased on the open market at the weighted-average grant price of $38.22 per share. A total of 602.0 thousand options were granted, with a grant date fair value of $11.34 per option as determined by the Black-Scholes option valuation model.

Stock Ownership and Loan Program In January 2000, the Company adopted a loan program whereby the Company may extend credit to key executives to facilitate compliance with the Company's mandatory stock ownership requirements. These full recourse loans bear interest at variable rates and principal and interest are payable no later than the death of the executive, termination of employment or five years. As of December 31, 2001 and 2000, these loans receivable were $2.9 million and $3.6 million, respectively and are recorded in other assets.

                      JOHN HANCOCK FINANCIAL SERVICES, INC.

Note 15 -- Quarterly Results of Operations (unaudited)

The following is a summary of unaudited quarterly results of operations for 2001 and 2000:

                                                          2001                                      2000
                                        ----------------------------------------------------------------------------------------
                                            March        June   September   December     March      June    September   December
--------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share data)
Premiums and other considerations ......   $1,246.9   $  931.6   $  861.0   $1,414.7   $  932.8  $1,145.8  $  880.6   $1,257.7

Net investment income (a) ..............      988.1      988.8      992.8      975.2      933.5     959.0     951.8    1,020.5

Net realized investment and other
  gains (losses), net of related
  amortization of deferred policy
  acquisition costs, amounts
  credited to participating pension
  contractholders, and the
  policyholder dividend
  obligation ...........................      (24.4)     (15.6)     (58.5)    (150.6)      18.7      60.6      (1.9)      11.3
Total revenues .........................    2,394.3    2,144.8    2,047.4    2,522.5    2,092.5   2,351.9   2,029.4    2,463.5

Benefits and expenses (a) ..............    2,164.4    1,888.5    1,820.7    2,409.3    1,804.7   2,012.0   1,775.4    2,186.9
Income before income taxes and
   cumulative effect of accounting
   changes .............................      229.9      256.3      226.7      113.2      287.8     339.9     254.0      276.6
Cumulative effect of accounting
    changes, net of tax ................        7.2         --
Net income (c) .........................      168.0      183.2      165.2      102.3      186.1     230.1     176.1      226.4
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of
   accounting changes per common
    share
     Basic .............................   $   0.52   $   0.60   $   0.55   $   0.34   $   0.59  $   0.73  $   0.56   $   0.72
     Diluted ...........................       0.51       0.59       0.54       0.34       0.59      0.73      0.56       0.72
--------------------------------------------------------------------------------------------------------------------------------
Net income per common share
     Basic (b) .........................   $   0.54   $   0.60   $   0.55   $   0.34   $   0.59      0.73  $   0.56   $   0.72
     Diluted (b) (c) ...................       0.54       0.59       0.54       0.34   $   0.59      0.73      0.56       0.72
--------------------------------------------------------------------------------------------------------------------------------
Market price per common share
     High ..............................   $  40.00   $  41.40   $  41.70   $  41.93   $  18.81  $  24.63  $  28.13   $  38.25
     Low ...............................      31.50      33.86      33.15      33.34      13.44     16.38     20.63      25.63
     Close .............................      38.45      40.26      39.95      41.30      18.06     23.59     26.88      37.63
--------------------------------------------------------------------------------------------------------------------------------

(a) Results prior to September 30, 2001 have been reclassified to conform to the current presentation due to a reclassification of investment returns related to equity indexed universal life insurance policies sold through Maritime to benefits to policyholders. Approximately $(7.2), $37.7 million, $37.1 million, $0.1 million, $(11.4) million and $(24.0) million was reclassified for each quarterly period ending June 30, 2001 through March 31, 2000, respectively.
(b) First quarter 2000 earnings per share are on a pro forma basis as the Company's IPO did not close until February 1, 2000. See Note 1. Actual net income per common share for the period from February 1, 2000 through March 31, 2000 was $0.45 for basic and diluted computations, revised for the implementation of SOP 00-3 as outlined in Note 1 to the consolidated financial statements.
(c) Balances reclassified for the adoption of the provisions of SOP 00-3, as outlined in Note 1 to the consolidated financial statements. The adoption impacted net income and diluted earnings per share by $(0.1) million, or $--, $2.4 million, or $0.01, and $(5.9) million, or $(0.02), for the three months ended March 31, June 30 and September 30, 2001, respectively, and $(5.4) million, or $(0.02), $(2.3) million, or $(0.01), $(8.2) million, or
      $(0.03), and $(4.3) million, or $(0.01), for the three months ended March 31, June 30, September 30, and December 31, 2001, respectively.